  Confidential Treatment omitted and filed separately with the      Exhibit 99.1
 Securities and Exchange Commission. Asterisks denote omissions.

                                                 FINAL EXECUTION VERSION

            FURTHER AMENDED AND RESTATED MASTER OUTSOURCING SERVICES
                                    AGREEMENT

                                  JULY 1, 2003

                                    BETWEEN:

                                   BELL CANADA

                                     - AND -

                                   CERTEN INC.

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SECTION 1.     DEFINITIONS AND INTERPRETATION................................................................        2

1.1            Definitions...................................................................................        2

1.2            Exhibits......................................................................................       10

SECTION 2.     GOALS AND OBJECTIVES AND ROLE OF BELL.........................................................       11

         a.    Transfer on Effective Date....................................................................       11

         b.    Services and Service Levels for Legacy Systems Generally......................................       11

         c.    Modernization Generally.......................................................................       11

         d.    Billing Laboratory............................................................................       12

         e.    Results of Modernization......................................................................       12

         f.    Realization of Cost Savings and Efficiencies..................................................       12

         g.    Improvements to Quality and Cost Effectiveness................................................       12

         h.    Use of Internet Technology....................................................................       12

         i.    Role of Bell - Post Amendment Effective Date - Generally......................................       12

         j.    Scope of Services Generally...................................................................       12

2.2            Bell to Represent BCH Companies...............................................................       13

2.3            Bell Responsible and Liable for [**]..........................................................       13

2.4            Divestiture of BCH Company....................................................................       13

2.5            Provision of Services by Certen...............................................................       13

         a.    Billing Operations Services...................................................................       13

         b.    Customer Care Operations Services.............................................................       13

         c.    Ongoing Support Services......................................................................       14

         d.    Other Operations Services.....................................................................       14

         e.    Road Map Development Support Services.........................................................       14

         f.    Certen Development Support Services...........................................................       14

2.6            Additional Obligations of Certen..............................................................       14

SECTION 3.     TERM..........................................................................................       15

3.1            Initial Term and Possible Extension...........................................................       15

SECTION 4.     REQUIRED CONSENTS.............................................................................       15

4.1            BCH Companies to Obtain Required Consents.....................................................       15

4.2            Bell to Indemnify Certen for Failure to Obtain Required Consent...............................       16
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4.3            Contracts of BCH Companies Assigned to Certen.................................................       16

         a.    Assumption of Certain BCH Company Contracts...................................................       16

         b.    Bell to Provide Assistance....................................................................       16

         c.    Changes to Assigned Contracts.................................................................       16

4.4            Corporate Contracts of BCH Companies..........................................................       17

         a.    Access to BCH Corporate Contracts.............................................................       17

         b.    Benefits to be Provided to Certen as of the Amendment Effective Date..........................       17

         c.    Bell to Assist Certen to Replace Contracts....................................................       17

         d.    Certen May Terminate Rights Under Corporate Contracts.........................................       18

4.5            Services to be Provided by BCH Companies to Certen............................................       18

4.6            Certen May Terminate Assigned Contracts.......................................................       18

4.7            Bell Obligation to Reimburse Certen...........................................................       19

4.8            Indemnity for Pre-Effective Date Events.......................................................       19

4.9            Completion of Exhibits........................................................................       19

SECTION 5.     TRANSFER OF LEGACY SYSTEMS AND PROVISION OF SERVICES..........................................       19

5.1            Transfer of Legacy Systems....................................................................       19

5.2            [**] Software.................................................................................       19

5.3            Oversight Functions to be Performed by Bell...................................................       20

5.4            Certen to Provide Services to BCH Companies...................................................       20

5.5            Service Levels - Legacy Systems...............................................................       20

5.6            Service Levels - Modernized Systems...........................................................       21

5.7            Restrictions on Changes to Hardware Platform..................................................       21

5.8            Data Backup Storage Services..................................................................       22

5.9            Third Party Development Support Services......................................................       22

5.10           Disaster Recovery Services....................................................................       22

5.12           Certen to Cooperate with Other Service Providers..............................................       23

         a.    Certen to Cooperate with Other Service Providers..............................................       23

         b.    [**] Agreement................................................................................       23

         c.    [**] Agreements...............................................................................       23
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         d.    Orders to [**] or [**]........................................................................       24

         e.    Effect of Breach of Agreements................................................................       25

         f.    Modification of Certain Corporate Contracts...................................................       25

         g.    Disclosure of [**] and [**] Agreements........................................................       25

5.13           Use of Internet Technology....................................................................       25

5.14           Service Delivery [**].........................................................................       25

5.15           Continuing Role of [**] Systems...............................................................       26

5.16           Continuing Arrangements with [**] Systems.....................................................       26

5.17           Viruses.......................................................................................       26

5.18           Roles and Responsibilities....................................................................       26

5.19           Remittance Agreements.........................................................................       26

SECTION 6.     [**] AND [**].................................................................................       29

6.1            Certen as [**] Supplier.......................................................................       29

6.2            New Services..................................................................................       30

6.3            Promotion of Services.........................................................................       30

SECTION 7.     SERVICE LEVELS GUARANTEES.....................................................................       30

7.1            Service Levels................................................................................       30

7.2            Service Level Improvements....................................................................       30

7.3            Critical Service Level KVMs...................................................................       30

7.4            Service Level Penalties, Rebates and Bonuses..................................................       31

7.5            Intent of Section.............................................................................       31

7.6            Failure to Meet Critical Service Level KVMs...................................................       31

7.7            Service Levels - Bell Customer Contracts......................................................       31

7.8            Compliance with Credit and Collection Policies................................................       31

7.9            Grace Period..................................................................................       31

SECTION 8.     QUALITY OF SERVICES GUARANTEE.................................................................       32

8.1            Right of BCH Companies to Assess, Inspect and Monitor.........................................       32

8.2            Complaints Regarding Quality of Services......................................................       32

8.3            Certen to Manage Quality......................................................................       32

8.4            Contractors and Subcontractors................................................................       32
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8.5            Right to Terminate............................................................................       32

SECTION 9.     [**] FOR MODERNIZATION SYSTEMS AND PRICING....................................................       32

9.1            Surveys to be Conducted.......................................................................       32

9.2            [**] Process..................................................................................       32

9.3            Costs to be Shared............................................................................       33

9.4            Certen to Implement Results...................................................................       33

9.5            Legacy Systems................................................................................       33

9.6            [**]..........................................................................................       33

9.7            [**]..........................................................................................       33

SECTION 10.    FEES AND CREDITS..............................................................................       33

10.1           Fees..........................................................................................       33

10.2           Volumes for [**] and [**].....................................................................       34

10.3           Fee Adjustments...............................................................................       34

10.4           Discounts.....................................................................................       34

10.5           Taxes.........................................................................................       34

10.6           Unit Plan.....................................................................................       35

10.7           [**]..........................................................................................       35

10.8           Expiration of Unit Plan.......................................................................       35

10.9           [**] Pricing..................................................................................       35

10.10          [**] Revenues.................................................................................       36

SECTION 11.    DEVELOPMENT WORK QUALIFYING FOR SR&ED CREDITS.................................................       36

SECTION 12.    INVOICING AND PAYMENT.........................................................................       37

12.1           Invoices......................................................................................       37

12.2           Form..........................................................................................       38

12.3           Procedures....................................................................................       38

12.4           Transfer Taxes................................................................................       38

SECTION 13.    INTELLECTUAL PROPERTY RIGHTS..................................................................       40

13.1           As in MLSA....................................................................................       40

13.2           Survival......................................................................................       40

SECTION 14.    REPRESENTATIONS AND WARRANTIES................................................................       40
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14.1           Of Certen.....................................................................................       40

14.2           Of Bell.......................................................................................       41

14.3           Survival of Representations and Warranties....................................................       42

SECTION 15.    NOTICES.......................................................................................       43

SECTION 16.    CONFIDENTIAL INFORMATION......................................................................       44

SECTION 17.    INDEMNITY.....................................................................................       47

17.1           Mutual Indemnities............................................................................       47

17.2           Indemnification Obligations of Certen.........................................................       47

17.3           Indemnification Obligations of Bell...........................................................       48

         a.    Intellectual Property.........................................................................       48

         b.    Failure to Obtain Required Consents...........................................................       48

         c.    Pre-Effective Date Duties.....................................................................       48

         d.    Failure to Comply with PIPEDA.................................................................       48

SECTION 18.    DISPUTE RESOLUTION............................................................................       48

18.1           Resolution by Negotiation.....................................................................       48

18.2           Arbitration...................................................................................       49

SECTION 19.    INSURANCE.....................................................................................       50

SECTION 20.    RELATIONSHIP/INDEPENDENT CONTRACTOR...........................................................       51

SECTION 21.    TERMINATION...................................................................................       52

21.1           Convenience - Generally.......................................................................       52

21.2           Material Breach...............................................................................       53

21.3           Transition-Out................................................................................       54

21.4           Insolvency....................................................................................       54

21.5           Change in Control of Certen...................................................................       54

21.6           Termination for a Force Majeure Event.........................................................       54

21.7           Obligation to Pay for Services Rendered Prior to Termination..................................       55

21.8           Termination not in Lieu of Other Remedies.....................................................       55

21.9           Return of Confidential Information............................................................       55

SECTION 22.    ORDERLY TRANSITION-OUT ON TERMINATION OR EXPIRY...............................................       55

SECTION 23.    AUDIT, SECURITY...............................................................................       56
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23.1           Review Security Measures......................................................................       56

23.2           Books and Records.............................................................................       56

23.3           a. Annual Audit Plan..........................................................................       56

         b.    Audit Rights..................................................................................       57

         c.    Certen to Provide Reasonable Assistance.......................................................       58

23.4           Security Procedures...........................................................................       58

23.5           PIPEDA........................................................................................       59

SECTION 24.    NON-SOLICITATION..............................................................................       59

SECTION 25.    LIMITATION OF LIABILITY.......................................................................       59

SECTION 26.    FORCE MAJEURE.................................................................................       61

26.1           Force Majeure.................................................................................       61

26.2           Disaster Recovery Services; Reference to Exhibit I............................................       63

SECTION 27.    ASSIGNMENT/SUBCONTRACTING.....................................................................       63

27.1           Assignment....................................................................................       63

27.2           Subcontracting................................................................................       64

SECTION 28.    COMPLIANCE WITH LAWS..........................................................................       64

SECTION 29.    PUBLICITY AND IDENTIFICATION..................................................................       65

SECTION 30.    AMENDMENT/CHANGES.............................................................................       65

SECTION 31.    WAIVER........................................................................................       65

SECTION 32.    SEVERABILITY..................................................................................       65

SECTION 33.    SURVIVAL OF OBLIGATIONS.......................................................................       65

SECTION 34.    CHOICE OF LAW AND CHOICE OF FORUM.............................................................       66

SECTION 35.    DESIGNATED REPRESENTATIVES AND GOVERNANCE PROCESS.............................................       66

SECTION 36.    RELEASES VOID.................................................................................       66

SECTION 37.    CHANGE ORDER PROCESS..........................................................................       67

SECTION 38.    MISCELLANEOUS.................................................................................       67

38.1           Entire Agreement..............................................................................       67

38.2           Accounting Terms..............................................................................       67

38.3           Currency......................................................................................       67

38.4           No Conflict...................................................................................       67
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38.5           Further Assurances............................................................................       67

38.6           Counterparts..................................................................................       67

38.7           [**]..........................................................................................       67

38.8           Interpretation................................................................................       68

38.9           Time of Essence...............................................................................       68

38.10          Financial Responsibility......................................................................       68
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                                       2

       FURTHER AMENDED AND RESTATED MASTER OUTSOURCING SERVICES AGREEMENT

This Further Amended and Restated Master Outsourcing Services Agreement (the "AGREEMENT"), dated as of July 1, 2003, is entered into by and between BELL CANADA, a company incorporated pursuant to the laws of Canada ("BELL CANADA") and CERTEN INC. ("CERTEN"), a company incorporated pursuant to the laws of Canada.

                                    RECITALS

      WHEREAS prior to the Effective Date the BCH Companies (defined below) operated information systems and performed related services pertaining to their billing, payment process and customer care functions;

      AND WHEREAS on the Effective Date the BCH Companies transferred and/or assigned certain personnel, equipment and contracts employed to perform such functions to Certen, and Certen assumed such personnel, equipment, contracts and functions, subject to the terms and conditions of the Original MOSA (as amended and restated by the Amended MOSA) and the Asset Transfer Agreement;

      AND WHEREAS in order to increase the effectiveness of the outsourcing and development arrangements between Bell Canada and Certen, the Parties now desire to amend and restate the Amended MOSA to provide for the following:
      (i) the performance by Bell Canada, commencing on the Amendment Effective Date, of certain Oversight Functions (defined below); (ii) other amendments as specifically set out herein to enable the BCH Companies to meet their business needs, including ensuring the successful modernization and operation of the systems referred to in the first recital above; and
      (iii) the extension of the term of the Amended MOSA for a period of three years;

      AND WHEREAS Certen will, in accordance with the terms of this Agreement, continue to take the necessary measures to become a provider of information systems and information technology services in the realm of billing production, payment process and customer care systems and related services comparable to leading providers of similar services on a worldwide basis;

      AND WHEREAS the BCH Companies desire to receive and Certen has agreed to provide the Services (as hereinafter defined) upon terms and conditions set out in this Agreement;

      AND WHEREAS pursuant to the Share Purchase Agreement, an Affiliate of Amdocs, did acquire Bell Canada's interest in Certen;

      NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the Parties agree as follows:

SECTION 1. DEFINITIONS AND INTERPRETATION

1.1 DEFINITIONS. In this Agreement and the Exhibits hereto, unless specifically stated otherwise:

      "2003 ROAD MAP" means (a) the statement of work together with the associated schedule and budget for the Project known as "NMI Mobility" as set forth in Exhibit D hereto; and (b) the work to be undertaken for the proposed Project known as "SI Bell Canada", which work is outlined in Exhibit D, together with the associated schedule and budget for such work as set forth in Exhibit D, and (c) Projects marked as completed, as set forth in Exhibit D;

      "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person or one or more of the other Affiliates of that Person (or a combination thereof). For purposes of this definition, a Person shall control another Person if the first Person (i) owns, beneficially or of record, more than fifty percent (50%) of the voting securities of the other Person, or (ii) has the ability to elect a majority of the directors of the other Person. For purposes of this definition, "Person" does not include an individual, Bell's Affiliates shall be deemed to include all BCE Inc.'s Affiliates and Certen's Affiliates shall be deemed to include all Affiliates of Amdocs Limited;

      "AGREEMENT" means this Agreement together with the Exhibits attached hereto, all as may be subsequently amended or restated from time to time;

      "AMDOCS" means Amdocs Software Systems Ltd.;

      "AMENDED MOSA" means the Amended and Restated Master Outsourcing Services Agreement made between Bell Canada and Certen as of April 26, 2001;

      "AMENDED ROAD MAP" means the document entitled "Road Map for Modernization" which is attached as Exhibit D to the Amended MOSA, including all annexes attached thereto;

      "AMENDMENT EFFECTIVE DATE" means July 1, 2003;

      "APPLICATIONS SOFTWARE" means software programs in any format which perform specific functions or applications, including user related data processing functions, for the BCH Companies or their customers, together with supporting documentation and materials;

      "ARBITRATION AWARD" has the meaning ascribed thereto in Section 18.2 of this Agreement;

      "ARBITRATOR" has the meaning ascribed thereto in Section 18.2;

      "ASSET TRANSFER AGREEMENT" means the asset transfer agreement dated January 26, 2001 between Certen and Bell Canada;

      "AUDIT DEFICIENCIES" has the meaning ascribed thereto in Section 5.11;

      "AUDIT PLAN" has the meaning ascribed thereto in Section 23.3a;

      "BCH COMPANIES" means, individually and collectively, Bell Canada and Bell Mobility;

      "BCH [**] OBLIGATIONS" has the meaning ascribed thereto in Section 5.12c;

      "BELL" means Bell Canada acting in the capacity and role, with respect to this Agreement, specified in greater detail in Section 2.2 below. For greater certainty, "Bell" includes Bell Sympatico and the Enterprise Division, unless specifically stated otherwise;

      "BELL SYMPATICO" OR "SYMPATICO" means that business unit within Bell which carries on the Sympatico Internet service provider business as formerly operated by Bell ActiMedia Inc. as of the Effective Date and with respect to which Bell Actimedia Inc. transferred to Bell such Internet service provider business on June 1, 2001;

      "BELL NEXXIA" means the former business unit within Bell Canada which carried on the business which BCE Nexxia Inc. and its operating subsidiaries carried on until April 1, 2003, the date upon which BCE Nexxia Inc. amalgamated with Bell Canada (Bell Nexxia has since been superseded by the Enterprise Division);

      "BELL-[**] SERVICES" has the meaning ascribed thereto in Section 5.12c below;

      "BELL CUSTOMER CONTRACTS" means the contracts listed in Exhibit M3 between the BCH Companies and a customer thereof which contracts are either assigned or subcontracted to Certen, as specified in Exhibit M3;

      "BELL MOBILITY" means Bell Mobility Inc. and its operating subsidiaries receiving the Services hereunder;

      "BELL MOBILITY-[**] SERVICES" has the meaning ascribed thereto in Section 5.12c below;

      "BELL'S [**] FEES" has the meaning ascribed thereto in Section 5.12c below;

      "BILLING OPERATIONS SERVICES" has the meaning ascribed thereto in Section
      2.5 of this Agreement;

      "BUSINESS CASE" has the meaning ascribed thereto in Exhibit B to this Agreement;

      "BUSINESS DAY" means any day except: (i) a statutory holiday in Ontario or Quebec; and (ii) a Saturday or a Sunday;

      "[**]" has the meaning ascribed thereto in Exhibit A;

      "CERTEN DEVELOPMENT SUPPORT SERVICES" has the meaning ascribed thereto in
      Section 2.5;

      "[**]" means [**];

      "[**]" means the portions of the following agreements attached as Exhibits X1 and X2, respectively: (i) [**] (the "[**]"), dated [**]; and (ii) [**] (the "[**]"), dated [**];

      "CGL" has the meaning ascribed thereto in Section 19.1b of this Agreement;

      "CHANGE IN CONTROL" means a change in ownership or control of a Person which results in a new entity either (i) owning beneficially or of record, more than fifty percent (50%) of the voting securities of such Person, or
      (ii) having the ability to elect a majority of the directors of such Person;

      "CHANGE ORDER PROCESS" has the meaning ascribed thereto in Exhibit G;

      "CHANGE PROPOSAL" has the meaning ascribed thereto in Exhibit G;

      "CHANGE REQUEST" has the meaning ascribed thereto in Exhibit G;

      "CLAIMS" has the meaning ascribed thereto in Section 17.1 of this Agreement;

      "CLOSING DATE" means the closing date for the sale of the shares of Certen from Bell Canada to an Affiliate of Amdocs pursuant to the Share Purchase Agreement;

      "CODE" has the meaning ascribed thereto in Section 13.1 of this Agreement;

      "CONFIDENTIAL INFORMATION" means any information, disclosed by one Party (in the case of Bell, including all BCH Companies and in the case of Certen including Certen, Amdocs and Amdocs' Affiliates) (the "DISCLOSING PARTY") to another Party (in the case of Bell including all BCH Companies and in the case of Certen including Certen, Amdocs and Amdocs' Affiliates) (the "RECEIVING PARTY") orally (provided that the Disclosing Parties identifies the oral disclosure as confidential), in writing, electronically or in any tangible form, concerning the business and affairs of a Disclosing Party, irrespective of the form or medium of communication. Confidential Information shall include, without limitation, Databases, ideas, formulas, compositions, inventors' notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, and research and development information (whether or not patentable), invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans and customer lists and information, as well as all notes, analysis, computations, studies, and other material prepared by a Disclosing Party or its representative, containing, in whole or in part, confidential information of the other Disclosing Party;

      "COOPERATE" shall mean, whenever used herein with reference to a Party's obligations, an obligation of such Party to use every reasonable commercial effort, but shall not be interpreted to require such Party to enter into any agreement or undertaking to pay or otherwise confer anything of material value to or for the benefit of a third party, to guarantee an obligation, to make whole or hold harmless a third party or to take any other action which would have a material adverse effect on the business of such Party;

      "CRITICAL SERVICE LEVEL KVMS" has the meaning ascribed thereto in Exhibit C-1 and C-2;

      "CUSTOMER CARE OPERATIONS SERVICES" has the meaning ascribed thereto in
      Section 2.5 of this Agreement;

      "DATABASES" means all required collections of data in any media or format regardless of technology used to produce it provided by the BCH Companies to Certen from time to time to allow Certen to deliver the Services;

      "DECLARATION OF CESSATION" has the meaning set forth in 26.1c.;

      "DEVELOP" or "DEVELOPED" has the meaning ascribed thereto in Section 13 of this Agreement;

      "DEVELOPMENT SUPPORT SERVICES" means the services to be performed by Certen in respect of any Development Work as listed in Exhibit O-1 (Roles and Responsibility - Delivery);

      "DEVELOPMENT WORK" means any change to the Systems or the Services other than in the course of providing the Operations Services or the Support Services, resulting from the Change Order Process;

      "DISPUTE" has the meaning ascribed thereto in Section 18.1 of this Agreement;

      "E&O" has the meaning ascribed thereto in Section 19.1 of this Agreement;

      "E-BILL" means a Service to be provided by Certen to enable customers of the BCH Companies, who were not already receiving bills electronically, to receive their bills electronically, rather than on paper, and by doing so saving Certen the bill printing, postage and other costs and efforts; the E-Bill calculation in Annex 1 to Exhibit B does not include Bell Sympatico customers that received bills electronically prior to the Effective Date which number the Parties agree is [**] annually;

      "EFFECTIVE DATE" means January 26, 2001;

      "ELIGIBLE CONSOLIDATED BILLS" has the meaning ascribed thereto in Exhibit
      B;

      "ENTERPRISE DIVISION" has the meaning ascribed thereto in Exhibit B;

      "EXECUTIVE PRIME" has the meaning ascribed thereto in Exhibit F;

      "FEES" means any fees to be paid under this Agreement including the fees outlined in Exhibit B "Fees";

      "FORCE MAJEURE EVENT" has the meaning ascribed thereto in Section 26.1 below of this Agreement;

      "GRACE PERIOD" has the meaning ascribed thereto in Exhibit C-1 and Exhibit C-2;

      "GUARANTEE EVENT" occurs if (i) all or a substantially all of the assets of Amdocs Limited are in any way transferred to another Person and such other Person has not assumed all of the obligations of Amdocs Limited under the Guarantee between Bell Canada and Amdocs Limited dated as of July 1, 2003, in violation of Section 14(2) of such guarantee and (ii) Certen ceases to provide the Services.

      "HARDWARE" means all information and communications technology machinery and computer equipment, together with all associated components, connecting equipment, network, peripherals, media, firmware and other embedded software and instructions;

      "[**]" means [**];

      "[**]" means [**];

      "IDENTIFICATION" has the meaning ascribed thereto in Section 29.1 below of this Agreement;

      "INDEMNIFIED PARTIES" has the meaning ascribed thereto in Section 17.1 below of this Agreement;

      "INDEMNIFIER" has the meaning ascribed thereto in Section 17.1 below of this Agreement;

      "INITIAL TERM" has the meaning ascribed thereto in Section 3.1 of this Agreement;

      "IN-SCOPE OPERATIONS" means all functions and responsibilities that are included within the scope of Exhibit A and which are to be performed by Certen in delivering the Services;

      "INTELLECTUAL PROPERTY" means anything that is or may be protected by any Intellectual Property Right such as, but not limited to works (including computer programs), performances, discoveries, inventions, trade-marks (including trade names and service marks), industrial designs, mask work and integrated circuit topographies, whether or not they may also be protected, at any given time, by rights in Confidential Information;

      "INTELLECTUAL PROPERTY RIGHT" shall mean any right that is or may be granted or recognized under any Canadian or foreign legislation regarding patents, trade-marks, trade names, service marks, industrial designs, mask work, integrated circuit topography, confidential information including Confidential Information and any other statutory provision or common or civil law principle regarding intellectual and industrial property, whether registered or unregistered, and including rights in any application for any of the foregoing;

      "ITA" has the meaning ascribed thereto in Section 11 of this Agreement;

      "LATE FACTOR" has the meaning ascribed thereto in Section 12.3b of this Agreement;

      "LEGACY SYSTEMS" means those Systems owned and/or used by the BCH Companies immediately prior to the Effective Date to provide the Services and operated by Certen, as such Systems may be updated, modified or replaced from time to time in accordance with this Agreement;

      "LINES OF BUSINESS" has the meaning ascribed thereto in Exhibit A to this Agreement;

      "LOSSES" shall mean all losses, liabilities, damages and claims (including taxes), and all costs and expenses related thereto (including any and all reasonable attorney fees and costs of investigation, litigation, settlement, judgment, interests and penalties), subject to and in accordance with Section 25 (Limitation of Liability) below;

      "MASTER LICENSE AND SERVICES AGREEMENT" OR "MLSA" means the Master License and Services Agreement dated as of July 1, 2003 among Bell Canada, Amdocs and Certen;

      "MODERNIZATION" means the performance of the activities necessary to implement the Modernized Systems;

      "MODERNIZED SYSTEMS" means the Systems, other than the Legacy Systems, used to provide the Services, as enhanced and modernized in accordance with the 2003 Road Map;

      "NEW SERVICES" shall mean billing operations services, associated ongoing support services, customer care operations services, associated development support services and associated or related services that are not included within the scope of the Services;

      "NOTICE OF ARBITRATION" has the meaning ascribed thereto in Section 18.2 of this Agreement;

      "ONGOING SUPPORT SERVICES" has the meaning ascribed thereto in Section 2.5 of this Agreement;

      "OPERATIONS PROCEDURES MANUAL" means the manual to be prepared by Certen and approved by each of the BCH Companies, as applicable, setting out the operations procedures to be followed by Certen in connection with the provision of the Services;

      "OPERATIONS SERVICES" means the Billing Operations Services, the Customer Care Operations Services, the Ongoing Support Services and the Other Operations Services;

      "ORIGINAL MOSA" means the Master Outsourcing Services Agreement made between Bell Canada and Certen as of January 26, 2001;

      "ORIGINAL ROAD MAP" means the document entitled "Road Map for Modernization" which is attached as Exhibit D to the Original MOSA, including all annexes attached thereto;

      "OTHER OPERATIONS SERVICES" has the meaning ascribed thereto in Section
      2.5 of this Agreement;

      "OVERSIGHT FUNCTIONS" means those activities, functions and responsibilities listed under the heading "Bell" in Exhibits O-1 and O-2;

      "PARTY" means either Certen or Bell Canada as applicable, and "PARTIES" means Certen and Bell Canada;

      "PENALTY REBATE" has the meaning ascribed thereto in Section 7.4 of this Agreement;

      "PERSON" means an individual, partnership, limited liability company, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, or other entity or a government or any agency, department or instrumentality thereof;

      "PRICE PER UNIT" means the Fee which shall be payable to Certen under this Agreement for each Unit billed hereunder. The Price Per Unit shall be calculated in the manner provided for in Section 3.1(a) of Exhibit B, subject to adjustment as provided for in Section 10.3 of this Agreement and Section 4.1 of Exhibit B;

      "PROJECT" means a statement of work containing a defined set of activities with its associated schedule and budget that has a pre-defined commencement date and completion date;

      "REMITTANCE AGREEMENTS" means the following agreements as the same may be amended or restated from time to time:

      (a) Remittance Processing Services Agreement between Bell Canada and [**] January 31, 1997;

      (b) Remittance Processing Services Agreement between Bell Canada and [**] dated May 1, 1999;

      (c) Remittance Processing Services Agreement between Bell Canada and [**] dated May 1, 1999;

      (d) Remittance Processing Services Agreement between Bell Canada and [**] dated May 1, 1999;

      (e) Remittance Processing Services Agreement between Bell Canada and [**] dated May 1, 1999;

      (f) Remittance Processing Services Agreement between Bell Canada and [**] dated May 1, 1999; and

      (g) Remittance Processing Services Agreement between Bell Canada and [**] dated November, 2001;

      "REQUIRED CONSENTS" shall mean any consents or approvals, including regulatory approvals, required , as at the Effective Date, for the licensing or transfer of the right to use applicable space, equipment, software, third party services or the transfer of any facilities to Certen, and the assumption of the obligations related thereto by Certen. A list of the Required Consents is set forth in Exhibit R;

      "ROAD MAP DEVELOPMENT SUPPORT SERVICES" has the meaning ascribed thereto in Section 2.5;

      "SERVICES" has the meaning ascribed thereto in Section 2.5 of this Agreement;

      "SERVICE LEVELS" means the performance measures and service levels set out in Exhibit C-1 and Exhibit C-2 of this Agreement and includes Critical Service Level KVMs;

      "SHARE PURCHASE AGREEMENT" means the share purchase agreement dated as of May 28, 2003 between Bell Canada and an Affiliate of Amdocs;

      "SOFTWARE" means, collectively, all System Software and all Applications Software relating to the Services;

      "SR&ED" has the meaning ascribed thereto in Section 11;

      "[**]" means [**], a unit that is used to [**] used under the [**] Agreement;

      "SUPPLEMENTAL OBLIGATION" has the meaning ascribed thereto in Section 5.5 of this Agreement;

      "SUPPORT SERVICES" means, collectively, the Road Map Development Support Services and the Certen Development Support Services;

      "SYMPATICO PROJECT" means any work performed by Amdocs for the modernization of Bell Sympatico which received the Services under the letter of agreement dated April 9, 2000 among Amdocs and Bell;

      "SYSTEMS" means the Hardware, Software and telecommunications lines and equipment, all of which are used in connection with the delivery of the Services, as they exist from time to time and any changes to the foregoing Systems;

      "SYSTEM SOFTWARE" means the software programs which are generally known as operating software, utilities or system software that are used in conjunction with the Hardware to perform tasks basic to the functioning of a computer and which are required to operate the Applications Software, together with supporting documentation and materials;

      "TELECOM SERVICES" has the meaning ascribed thereto in Exhibit B;

      "TERM" has the meaning ascribed thereto in Section 3.1;

      "TERMINATION ASSISTANCE" has the meaning ascribed thereto in Exhibit J to this Agreement;

      "TERMINATION MANAGEMENT" has the meaning ascribed thereto in Exhibit J to this Agreement;

      "TERRITORY" means Canada as it exists on the date hereof and any further possessions or territories thereof;

      "THIRD PARTY DEVELOPMENT SUPPORT SERVICES" means Development Support Services provided by Certen in connection with any Development Work performed by [**] and for greater certainty [**] the Road Map Development Support Services and the Certen Development Support Services;

      "TRANSFER TAXES" has the meaning ascribed thereto in Section 10.5;

      "TRANSITION AGREEMENT" means the Transition Agreement dated as of May 28, 2003 between Certen and Bell Canada, and attached hereto as Exhibit V;

      "TRANSITION-OUT PERIOD" has the meaning ascribed thereto in Exhibit J;

      "TRANSITION-OUT WORK PLAN" has the meaning ascribed thereto in Exhibit J;

      "UNIT" has the meaning ascribed thereto in Exhibit B;

      "UNIT PLAN" has the meaning ascribed thereto in Section 10.6; and

      "USE" means (i) any act which, if committed without the proper authorization of an Intellectual Property Right, would constitute an infringement of such Intellectual Property Right, and includes for greater certainty, modification, personalization, customization, development or enhancement and (ii) the use or disclosure of confidential information, subject to the confidentiality provisions of this Agreement.

1.2 EXHIBITS. Subject to Section 4.9 below, the following Exhibits annexed hereto, are incorporated in this Agreement by reference and are deemed to be part hereof, and any references to this Agreement shall mean this Agreement including such Exhibits:

      Exhibit A -          Demarcation Points and Service Definitions
      Exhibit B -          Fees
      Exhibit C-1 -        Service Levels and Reporting Requirements (Legacy Systems)
      Exhibit C-2 -        Service Levels and Reporting Requirements (Modernized Systems)
      Exhibit D -          2003 Road Map for Modernization
      Exhibit F -          Governance Process
      Exhibit G -          Change Order Process
      Exhibit I -          Disaster Recovery Planning and Services
      Exhibit J -          Transition-Out Plan
      Exhibit K -          Security, Access and Interface
      Exhibit L1 -         List of Corporate Contracts

      Exhibit L2 -         List of services to be Provided by the BCH Companies to Certen
      Exhibit M1 -         List of Contracts Assigned to Certen
      Exhibit M2 -         List of Contracts Assigned to Certen but Managed by [**]
      Exhibit M3 -         Bell Customer Contracts
      Exhibit O-1 -        Roles and Responsibilities (Delivery)
      Exhibit O-2 -        Roles and Responsibilities (Production)
      Exhibit P1 -         Certen Non-Disclosure Agreement (for non-competitors)
      Exhibit P2 -         Certen Non-Disclosure Agreement (for competitors)
      Exhibit Q1 -         Bell Non-Disclosure Agreement (for non-competitors)
      Exhibit Q2 -         Bell Non-Disclosure Agreement (for competitors)
      Exhibit R -          Required Consents as of the Effective Date
      Exhibit V            Transition Agreement
      Exhibit W            Audit Deficiencies
      Exhibit X1           [**]
      Exhibit X2           [**]
      Exhibit X3           [**]

SECTION 2. GOALS AND OBJECTIVES AND ROLE OF BELL

2.1 The Parties have entered into this Agreement on the basis of the following goals and objectives, subject to the provisions of this Agreement:

      a. Transfer on Effective Date. As of the Effective Date, the BCH Companies at their cost and expense transferred to Certen (i) all Systems, assets, documents and materials relating to the Legacy Systems, which were the same or substantially the same Systems, assets, documents and materials relating to the Legacy Systems, as applicable, used by the BCH Companies immediately prior to the Effective Date, and that were materially required and relevant in order for Certen to provide the Services and perform its other obligations under this Agreement with respect to the Legacy Systems; provided, however, that if any Required Consents not obtained by Bell prevented full compliance with the foregoing, Section 4 below shall apply and (ii) the human resources required for Certen to continue to provide with respect to the Legacy Systems the Services which were provided immediately prior to the Effective Date.

      b. Services and Service Levels for Legacy Systems Generally. Except as otherwise expressly provided in this Agreement (including any Exhibit hereto), Certen shall, from and after the Effective Date, provide all the Services and meet the Service Levels and all other obligations with respect to such Services and Service Levels with respect to the Legacy Systems, [**] manner as the services, service levels, and other obligations, as applicable, [**] by the BCH Companies [**] to the Effective Date.

      c. Modernization Generally. Certen shall, as contemplated under this Agreement and the Master License and Services Agreement, continue to work with Amdocs to develop and provide to the BCH Companies the Modernized Systems, the whole in accordance with the 2003 Road Map including any timelines set forth therein, and the BCH Companies shall continue to take the necessary steps to implement the Modernization in accordance with the 2003 Road Map. The BCH Companies may not cease the performance of their obligations relating to the implementation of the 2003 Road Map until the budget for the 2003 Road Map as set forth in Exhibit D has been fully utilized.

      d. Billing Laboratory. As part of the Modernization process, Certen will establish, if Bell so requests, a permanent "billing laboratory" to provide "best in class" Service Levels and to test enhanced billing solutions, capabilities and associated software, thereby enabling the greatest customization of billing solutions for the BCH Companies.

      e. Results of Modernization. As a result of Modernization, Certen will improve the then [**] provided to the BCH Companies and enhance access by the BCH Companies to leading information technology industry and processes.

      f. Realization of Cost Savings and Efficiencies. Following the Modernization, Certen will enable the BCH Companies to more rapidly achieve ongoing cost savings and efficiencies to be realized together with enhanced capabilities in accordance with this Agreement. The BCH Companies will Cooperate with Certen to assist Certen in achieving efficiencies, where applicable.

      g. Improvements to Quality and Cost Effectiveness. Following the Modernization, Certen will improve the quality and cost effectiveness of the Services provided to the BCH Companies by Certen.

      h. Use of Internet Technology. Certen will interface and communicate with the BCH Companies using Internet technology, such as e-mail, in line with the BCH Companies' "web enabled" general goal and objective.

      i. Role of Bell - Post Amendment Effective Date - Generally. From and after the Amendment Effective Date, the Parties intend that Bell shall be responsible for (i) overall project management; (ii) overall business and technical architecture; (iii) the business analyst function related to ensuring that the BCH Companies' requirements for the Systems are met; (iv) user acceptance testing and business unit acceptance testing, and (v) oversight of management of billing operations, all as set forth under the heading "Bell" in Exhibit O-1 and Exhibit O-2.

      j. Scope of Services Generally. The Parties acknowledge that the relationship memorialized by this Agreement is dynamic in nature and that such relationship will change, as the operating and business environment of the BCH Companies shall also change, and that it is impossible to define with absolute specificity the scope of the Services that will be provided by Certen during the Term of this Agreement. The Parties therefore agree that the scope of the Services with respect to the Legacy Systems shall at all relevant times be consistent with Section 2.1a, 2.1b and 2.1i above, and that the scope of the Services with respect to the Systems after Modernization shall at all relevant times be consistent with Sections 2.1c to 2.1i, inclusive.

2.2 BELL TO REPRESENT BCH COMPANIES. The Parties recognize and agree that the BCH Companies shall receive the Services from Certen in accordance with the terms and conditions of this Agreement. It is further agreed that Bell Canada, as Party to this Agreement, shall be the interface between Certen and the BCH Companies (i.e., acting on Bell Canada's own behalf and for the other BCH Company). Notwithstanding anything else to the contrary in this Agreement, Bell Mobility shall have no right to make any Claim hereunder against Certen, except through Bell, including but not limited to, any Claim as third party beneficiary, provided however, that any Claim that Bell Mobility may have hereunder shall be deemed to be a Claim of Bell.

2.3 BELL RESPONSIBLE AND LIABLE FOR [**]. In addition, Bell hereby undertakes throughout the Term and any extension thereof, as well as during any Transition-Out Period, to perform, and be liable for any breach or non-performance of, the obligations, representations, warranties, and indemnities [**] under this Agreement. This Section 2.3 shall survive termination or expiration of this Agreement, in accordance with the provisions of Section 33.1.

2.4 DIVESTITURE OF BCH COMPANY. In the event that Bell considers the divestiture of any one of the BCH Companies, Bell shall, on a reasonable commercial efforts basis, request that the potential purchaser of the divested entity respect the [**] and [**] provisions set forth in Section 6 below; provided, however, that the foregoing shall not in any way relieve Bell or derogate from Bell's undertakings under this Agreement including, but not limited to, the obligations set forth in Section 6 below. Notwithstanding the foregoing, if Bell divests a BCH Company (or effects any reorganization) or a business unit (or any part thereof) or a Line of Business of a BCH Company to an Affiliate of Bell, Bell shall remain bound by the [**] and [**] provisions set forth in Section 6 below with respect to such BCH Company, business unit (or any part thereof) or Line of Business. Bell will take all necessary action to ensure that such Affiliate complies with all the terms of this Agreement with respect to such BCH Company, business unit (or any part thereof) or Line of Business.

2.5 PROVISION OF SERVICES BY CERTEN. Certen shall, pursuant to and in accordance with the provisions of this Agreement, provide the following to the BCH Companies:

      a. Billing Operations Services. The billing operations services described in Exhibit A, delivered in accordance with Exhibits O-1 and O-2, as applicable (the "BILLING OPERATIONS SERVICES") as such services are amended from time to time in accordance with the Change Order Process;

      b. Customer Care Operations Services. The customer care operations services described in Exhibit A, delivered in accordance with Exhibits O-1 and O-2, as applicable (the "CUSTOMER CARE OPERATIONS SERVICES"), as such services are amended from time to time in accordance with the Change Order Process;

      c. Ongoing Support Services. The ongoing maintenance, upgrades, updates and support of the Systems (excluding any upgrades and updates to provide additional functionality) and other ongoing support services all as described in Exhibit A, delivered in accordance with Exhibits O-1 and O-2, as applicable (the "ONGOING SUPPORT SERVICES") as such services are amended from time to time in accordance with the Change Order Process;

      d. Other Operations Services. The (i) disaster recovery services described in Section 5.10; (ii) the development, implementation and administration of the policies and procedures, including the reporting, governance, auditing and other procedures required in this Agreement, such as the development of an Operations Procedures Manual within such time as to be agreed by the Parties, not more than [**] from the Amendment Effective Date; (iii) the security obligations of Certen set forth in Section 23.4 and Exhibit K; (iv) services performed by Certen pursuant to Section 5.5b; and (v) and all other services described or referred to in Exhibit A, in each case as such services are amended from time to time in accordance with the Change Order Process (the "OTHER OPERATIONS SERVICES");

      e. Road Map Development Support Services. Development Support Services in connection with the development, integration and implementation of features and/or changes to Services contemplated by the 2003 Road Map, as such services are amended from time to time in accordance with the Change Order Process (the "ROAD MAP DEVELOPMENT SUPPORT SERVICES"); and

      f. Certen Development Support Services. Development Support Services in connection with any Development Work performed by Certen or any of its Affiliates, other than the Road Map Development Support Services, which Development Support Services are funded through the Ensemble Customization Credit as set forth in Exhibit B (the "CERTEN DEVELOPMENT SUPPORT SERVICES").

In this Agreement, the Billing Operations Services, the Customer Care Operations Services, the Ongoing Support Services and the Other Operations Services shall be collectively referred to as the "OPERATIONS SERVICES", and the Road Map Development Support Services and the Certen Development Support Services shall be collectively referred to as the "SUPPORT SERVICES". The Operations Services, the Support Services together with New Services (once rendered by Certen after compliance with the Change Order Process) shall be collectively referred to as the "SERVICES". For the avoidance of doubt, the "SERVICES" do not include Termination Assistance or Termination Management provided during the Transition-Out Period.

2.6 ADDITIONAL OBLIGATIONS OF CERTEN. In addition to providing the Services, Certen shall, pursuant to and in accordance with the provisions of this
      Agreement:

      a. perform, in conjunction with Amdocs, the Modernization as contemplated by the 2003 Road Map in accordance with Exhibit D;

      b. fund and support, as provided for in Exhibit B: (i) the development of enhancements of and/or improvements to the Legacy Systems by providing Bell with monthly credits to support the performance of such work;
            (ii) the development of enhancements and/or improvements to the Modernized Systems by providing Amdocs and Bell with credits to support the performance of such work, all subject to the Master License and Services Agreement; and (iii) the performance by Bell of architectural design, planning and user and business unit acceptance testing by providing Bell with monthly credits to support the performance of such work; and

      c.    perform Third Party Development Support Services as provided for in
            Section 5.9.

SECTION 3. TERM

3.1   INITIAL TERM AND POSSIBLE EXTENSION.

The term of this Agreement commenced as of the Effective Date and, unless earlier terminated in accordance with the provisions hereof, shall continue in effect until December 31, 2010 (the "INITIAL TERM"). For greater certainty the Initial Term began at 12:01 am (Toronto time) on January 26, 2001 and shall end at 11:59 pm (Toronto time) on December 31, 2010. During the period beginning on the Effective Date and ending at 11:59 pm (Toronto time) on the day preceding the Amendment Effective Date the provision of the Services and the relationship of the Parties was governed by the Amended MOSA and from and after 12:01 am (Toronto time) on the Amendment Effective Date the provision of the Services and the relationship of the Parties shall be governed by this Agreement. Bell on behalf of all of the BCH Companies, may, prior to December 31, 2010, provide to Certen a [**] written notice indicating that Bell intends (subject to the negotiation of satisfactory Fees and other terms and conditions for the continuing provision of the Services) to extend this Agreement at the end of the Initial Term for an additional three (3) year extension period (the Initial Term together with such three (3) year extension period (if such is agreed to by Bell), being hereinafter collectively referred to as the "TERM").

SECTION 4. REQUIRED CONSENTS

Unless otherwise mutually agreed between the Parties, the responsibility for Required Consents shall be as follows:

4.1 BCH COMPANIES TO OBTAIN REQUIRED CONSENTS. The BCH Companies will obtain the Required Consents which have not previously been obtained prior to the Effective Date and will have responsibility for all communications seeking the Required Consents. Unless otherwise mutually agreed, [**] responsibility for any payments required to obtain the Required Consents. If any Required Consent was not or is not obtained with respect to any lease, license, service or other agreement (or if the Required Consent so obtained by Bell contains additional terms or conditions, which in Certen's good faith opinion would have an adverse affect on its business), then [**] any such lease, license, service, or other agreements and the rights thereunder in trust for the benefit of Certen and promptly so notify Certen, and unless and until that Required Consent is obtained, the BCH Companies shall promptly provide, with Cooperation from Certen, an alternative arrangement [**] for transferring to Certen, as of the Effective Date, the same or substantially the same benefits, space, amenities, utilities, functionalities, usefulness, levels of service and obligations, as applicable, under the lease, license, service or other agreement for which the Required Consent was not obtained. Without limiting Certen's other remedies under this Agreement, in the event that the failure to obtain any Required Consent results in the failure of Certen to comply with any of its obligations under this Agreement, then Certen shall be excused from such obligations.

4.2 BELL TO INDEMNIFY CERTEN FOR FAILURE TO OBTAIN REQUIRED CONSENT. With respect to any Losses arising from any failure to obtain any Required Consent, Bell shall indemnify and hold harmless Certen pursuant to Section 17.3b hereof. However, if Bell expressly and specifically notifies Certen in advance and in writing of the BCH Companies' failure to obtain a certain Required Consent, and Certen knowingly and willfully uses any applicable space, equipment, software or third party services dependent on such unobtained Required Consent, Bell shall not be obligated to indemnify or hold Certen harmless from any third party claim to the extent such claim is directly related to such use.

4.3   CONTRACTS OF BCH COMPANIES ASSIGNED TO CERTEN.

      a. Assumption of Certain BCH Company Contracts. Subject to Section 5.1 of this Agreement, Certen agrees to assume all rights and obligations of the BCH Companies arising from the assignment hereunder of leases, software licenses, maintenance and equipment acquisition contracts, Bell Customer Contracts, including any other contracts solely related to the Services, to Certen on or after the Effective Date. A number of such assigned leases, licenses and contract are listed in Exhibits M1, M2, and M3. In the case of the contracts listed in Exhibit M2, such contracts shall continue to be [**] and be subject to the applicable terms and conditions of the [**] Agreements.

      b. Bell to Provide Assistance. In the event that the Change in Control of Certen as of the Amendment Effective Date results in a termination of a contract which was assigned to Certen (as described in Section 4.3a above), or a modification thereto which has a material adverse affect on Certen, Bell undertakes to make good faith efforts, through its existing relationship with the applicable lessor, supplier or vendor, to assist Certen in its negotiation to remain a party to such agreement on the same or substantially the same terms as those in effect prior to the Amendment Effective Date.

      c. Changes to Assigned Contracts. Certen shall make reasonable efforts to provide Bell with written notice prior to Certen's termination or material modification of any such assigned third party contracts. In addition, Certen shall indemnify and reimburse Bell for any claims, charges or penalties incurred by the BCH Companies with respect to such assigned third party contracts to the extent such claims, charges or penalties (excluding losses of volume discount benefiting
            Bell) are caused by Certen and do not arise out of any event, act or omission taking place prior to the Effective Date.

4.4   CORPORATE CONTRACTS OF BCH COMPANIES.

      a. Access to BCH Corporate Contracts. Subject to Section 5.12 below with respect to the [**] Agreement and the [**] Agreement, the Parties acknowledge that the BCH Companies are parties to certain corporate contracts (a number of which with respect to Bell and Bell Mobility are listed in Exhibit L1) that relate to the Services but were not assigned by the BCH Companies to Certen, the scope of such contracts being greater than the scope of this Agreement. The BCH Companies shall exercise any and all rights they may have under such corporate contracts to enable Certen to fully benefit, as of the Amendment Effective Date (or promptly thereafter), from such corporate contracts until December 31, 2007, or such other period with respect to each contract as the Parties may agree ("BENEFIT PERIOD"). For corporate contracts identified in Exhibit L1 as material, at the BCH Companies' sole cost and expense, the BCH Companies agree to negotiate with the applicable third party the possibility for Certen to benefit from any and all such corporate contracts until the end of the Benefit Period. The benefits extended to Certen by Bell hereunder shall only be used in its provision of the Services to Bell under this Agreement.

      b. Bell to Assist Certen to Replace Contracts. Without limiting Certen's other remedies under this Agreement, in the event that the BCH Companies' failure to enable Certen to fully benefit from such material corporate contracts, as identified in Exhibit L1 (or comparable arrangements as aforesaid) until the end of the Benefit Period, results in the failure of Certen to comply with any of its obligations under this Agreement, then Certen shall be excused from such obligations. In addition, Bell shall [**] enjoyed by Certen under such material corporate contract as at the Amendment Effective Date, despite reasonable efforts made by Bell and Certen to [**] (including, without limitation, initiation fees, increase in license fee costs, or otherwise) until the end of the Benefit Period, but [**].

      c. Certen May Terminate Rights Under Corporate Contracts. In order to benefit from any such corporate contracts (or comparable arrangements, as aforesaid), Certen shall respect any contractual obligations that may be imposed by the applicable third party until the end of the Benefit Period. For the avoidance of doubt, Certen shall not be obligated to continue to benefit under such corporate contracts (or alternative arrangements, as applicable), to maintain (or to compensate the BCH Companies for not maintaining) any [**] from which the BCH Companies may benefit as a result of operations of the BCH Companies that are outside the scope of the Agreement. In the event that Certen elects at any time not to continue to benefit under any of such corporate contracts, Certen agrees that it shall be responsible for all liabilities in connection with Certen entering into a new contract.

4.5 SERVICES TO BE PROVIDED BY BCH COMPANIES TO CERTEN. In order to enable Certen to provide the Services, the BCH Companies shall provide as of the Amendment Effective Date and continue to provide to Certen the services listed in Exhibit L2 under the terms and conditions set out in such Exhibit. The BCH Companies shall make such services available to Certen for the Benefit Period, unless otherwise specified in Exhibit L2; provided, however, that Certen shall be entitled to cancel such services, in whole or in part, on reasonable written notice to the BCH Companies, the length of such reasonable notice to be agreed to between the Parties but which shall in no event be greater than the lesser of (a) [**] or (b) the time remaining in the applicable [**] pertaining to the service being terminated by Certen, and provided that Bell reasonably demonstrates to Certen that Bell is committed under the applicable service contract in such a way that a termination could reasonably be expected to have a material adverse commercial effect on the contract or on Bell's relationship with the third party thereunder. Absent such a showing by Bell, the termination notice shall be reasonable, but in no event greater than [**]. In addition, Certen agrees that Bell shall be its [**] supplier of telecommunications services during the Term, subject to agreement on market rates for non-regulated services; regulated services shall be at applicable tariffed rates.

4.6   CERTEN MAY TERMINATE ASSIGNED CONTRACTS. From and after the Effective
      Date: (a) Certen shall be responsible for paying the lessors, vendors and suppliers listed in Exhibits L1 for the services or other benefits received by Certen thereunder; and (b) Certen shall be responsible for making any required payments and to fulfil its other obligations under the contracts listed in Exhibits M1 and M2. Subject to its obligations to pay applicable penalties, damages, termination or other charges, Certen may cancel, substitute or change the lessors, vendors or suppliers (or terminate the benefits that Certen is receiving) under the third party agreements under Exhibit L1, M1 and M2 as it chooses, in which case, Certen shall continue to perform the Services in the manner required by this Agreement. Certen will make reasonable efforts to provide written notification to the BCH Companies prior to the termination or modification of any such third party agreement (or termination of the benefit that Certen is receiving, as applicable) as well as in the event such termination may have an impact on the operations of the BCH Companies.

4.7 BELL OBLIGATION TO REIMBURSE CERTEN. Subject to Exhibit J, upon termination or expiration of this Agreement, Bell shall reimburse Certen in a timely manner for any payments made by Certen to the lessors, vendors and suppliers (whose leases, licenses or other agreements are transferred back to the BCH Companies in accordance with this Agreement) during the period prior to the effective date of such termination or expiration that would apply for any period subsequent to the termination or expiration date.

4.8 INDEMNITY FOR PRE-EFFECTIVE DATE EVENTS. Bell shall remain solely liable for and shall indemnify Certen against any Claims arising out of any events, acts or omissions which took place prior to the Effective Date with respect to the contracts, leases, licenses and other agreements described in this Section 4.

4.9 COMPLETION OF EXHIBITS. The Parties recognize and agree that certain Exhibits remain incomplete as of the Amendment Effective Date, as expressly set forth in such Exhibits. The Parties will use all reasonable efforts to finalize incomplete Exhibits within the period set forth in such Exhibits for completion. Following the Amendment Effective Date, the Parties reserve the right to perform an inventory of, and validate and update,

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                                       20

      any information that is reflected in or omitted from the attached Exhibits (in all cases, with the final Exhibit to be agreed in writing by the Parties).

SECTION 5. TRANSFER OF LEGACY SYSTEMS AND PROVISION OF SERVICES

5.1 TRANSFER OF LEGACY SYSTEMS. As of the Effective Date, the BCH Companies transferred, at their cost and expense as also specified in the Asset Transfer Agreement all of their right, title, and interest in and to (i) the Systems (including the Legacy Systems) and assets (and the Intellectual Property Rights therein set forth in Exhibits M1, M2 and M3 to the extent of the assigned contracts specified therein, and any other systems, assets, documents, or materials (and the Intellectual Property Rights therein) necessary and relevant for Certen to provide the Services with respect to the BCH Companies' Legacy Systems, which were the same or substantially the same Systems, assets, documents, or materials, as applicable, used by the BCH Companies immediately prior to the Effective Date; provided, however, that if any Required Consents not obtained by the BCH Companies prevent full compliance with the foregoing, Sections 4.1 and
      4.2 above shall apply and (ii) the human resources required for Certen to provide the Services with respect to the Legacy Systems, as such existed immediately prior to the Effective Date. Without limiting Certen's other remedies under this Agreement, in the event that the BCH Companies have failed to so deliver such Systems, assets, documents, materials or human resources, in whole or in part, as of the Effective Date, Certen shall be excused from its obligations with respect to the Legacy Systems, to the extent such undelivered Systems, assets, documents, materials or human resources are required to perform such obligations.

5.2 [**] SOFTWARE. Bell granted, as of the Effective Date, to Certen a royalty-free, non-exclusive license (in object and source code) to use the [**] Software, with a right to sub-license, in the Territory (i) for the purpose of the delivery of the Services; and (ii) similar services to third parties, throughout the Term. Certen shall indemnify Bell for any Claim for infringement of Intellectual Property Rights arising out of Certen's use of the [**] Software outside of the Territory.

5.3 OVERSIGHT FUNCTIONS TO BE PERFORMED BY BELL. From and after the Amendment Effective Date, Bell shall assume the performance of the Oversight Functions.

5.4 CERTEN TO PROVIDE SERVICES TO BCH COMPANIES. Bell hereby confirms, as of the Amendment Effective Date, that a substantial majority of the customers of the BCH Companies reside in the Territory. Certen shall continue to provide the Services to the BCH Companies, a substantial majority of the subscribers of which shall continue to be located within the Territory.

5.5 SERVICE LEVELS - LEGACY SYSTEMS. The Services and Service Levels provided by Certen with respect to the Legacy Systems, and all other obligations with respect to such Services and Service Levels, shall be [**] services, service levels, or other such obligation received by the BCH Companies [**], except to the extent expressly provided otherwise in this Agreement (including any Exhibit hereof).

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                                       21

      a. Accordingly, in the event that the BCH Companies request Certen to perform a service, service level or other obligation with respect to the Legacy Systems (collectively, the "SUPPLEMENTAL OBLIGATION") that:

            (i) was not performed by/for the BCH Companies immediately prior to the Effective Date;

            (ii) is not otherwise expressly set forth in this Agreement (including any Exhibit hereof); and

            (iii) (A) is not a fringe service, which is ancillary or
                  complimentary to Sections 5.5a(i) or 5.5a(ii) above, and (B) the provision of such Supplemental Obligation would have no material financial impact on Certen (provided, however, that even if such Supplemental Obligation would have a material financial impact on Certen, the Parties shall not consider such impact (for purposes of this Section 5.5a) if Certen had notice in writing from the BCH Companies of the performance of such Supplemental Obligation through the disclosure of materials provided by the BCH Companies during the due diligence period prior to the Effective Date), then such request shall be deemed a Change Request.

      b. Conversely, in the event that the BCH Companies request Certen to perform a Supplemental Obligation that:

            (i) was performed by/for the BCH Companies immediately prior to the Effective Date,

            (ii) is otherwise expressly set forth in this Agreement (including any Exhibit hereof); or

            (iii) is (A) a fringe service, which is ancillary or complimentary to subsections 5.5a or 5.5b above and (B) the provision of the Supplemental Obligation would have no material financial impact on Certen or if Certen had notice of the performance of such Supplemental Obligation through the disclosure of materials provided by the BCH Companies during the due diligence period prior to the Effective Date), then such request shall be performed by Certen as part of the Services (without additional charge).

5.6 SERVICE LEVELS - MODERNIZED SYSTEMS. Initially the Service Levels provided by Certen with respect to the Modernized Systems shall be [**] Systems. The Service Levels for the Modernized Systems shall be subject to upward adjustment after the Amendment Effective Date as agreed to by the Parties.

5.7   RESTRICTIONS ON CHANGES TO HARDWARE PLATFORM.

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                                       22

      a. Certen or Bell will install at the Installation Site(s) the Platform as required for the installation and proper operation of the Products, in accordance with a detailed configuration to be mutually agreed upon by Certen and Bell and to be specified in the DAD document or as set forth in the Roles and Responsibilities (as such capitalized terms used herein are defined in the Master License and Services Agreement). Certen shall not replace or modify the BCH Companies' Hardware platform unless new Hardware is compatible with the Hardware platform used by the BCH Companies in their other operations. In addition, Certen will purchase new Hardware, Software and network resources, as required pursuant to the 2003 Road Map, and as set forth in the applicable detailed architectural design document in order to successfully complete the Modernization. The BCH Companies acknowledge and agree that Certen plans to utilize a [**] environment of one of the leading [**] suppliers.

      b. For Systems required to perform the Services, Certen shall maintain Currency for (i) the Licensed Products (as defined in the Master License and Services Agreement) incorporated into the Modernized System, (ii) third party Software used to provide the Services, and
            (iii) Hardware. In this Agreement, "CURRENCY" or "CURRENT" means that the Software and Hardware versions are [**] the applicable vendor (in the case of the Licensed Products incorporated into the Modernized System, by Certen's (or its Affiliate's) research and development division). Notwithstanding the foregoing, if any Software or Hardware components are not Current as of the Amendment Effective Date, then Certen shall not have any obligation of Currency for such components for the period of [**] from the Amendment Effective Date. Certen will manage the incorporation of upgrades and enhancements in accordance with Certen's business practices which shall be comparable with those of leading suppliers of managed operations services in North America. Certen will consider recommendations from Bell regarding the implementation of updates and enhancements.

      c. Software other than: (i) Software that is readily commercially available from a Person which is not an Affiliate of Certen; or (ii) Software in respect of which Certen or Amdocs has granted Bell a [**] license pursuant to the MLSA, may only be used to provide the Services in accordance with a Change Proposal pursuant to which Bell is entitled to obtain a [**] license, under the terms provided for in the MLSA, to use such Software.

5.8 DATA BACKUP STORAGE SERVICES. Certen shall be responsible for data backup storage services with respect to the Databases.

5.9 THIRD PARTY DEVELOPMENT SUPPORT SERVICES. If requested by Bell, Certen will perform Third Party Development Support Services, which shall be charged for [**] in accordance with Exhibit B. Bell shall, before obtaining any Development Work (including Software) from a third party for operation on the Systems, consult with Certen concerning the integration of such Development Work on the Systems. Certen has the right to test and approve any Development Work of a third party provider prior to the integration thereof on the Systems. Certen shall cooperate with any third party provider of such Development Work and shall provide any information reasonably required by the third party in connection with the development, testing, configuration or implementation of such Development Work for use on the Systems and shall integrate the third party Development Work for operation on the Systems on the terms set forth herein. Where Bell requires Certen to work with a third party developer, then unless otherwise agreed in writing, Certen will not be responsible for disruption to or negative impact on the provision of the Services by Certen which results from defects in the Development Work provided by such third party developer. Certen shall promptly notify Bell of any defects in the Development Work performed by the third party of which Certen is aware.

5.10 DISASTER RECOVERY SERVICES. Certen shall, as part of the Services, provide disaster recovery services as contemplated by Exhibit I hereto. The Parties agree to share the reasonable and necessary initial setup costs required for the implementation of the DRPs, the ARMs and the BCRPs (as defined in Exhibit I) (e.g., Hardware, Software, facilities, installation, etc.) which the Parties had reasonably expected to have been in place on the Amendment Effective Date as follows: [**]% by Bell and [**]% by Certen. Following the initial setup of the Systems as required to implement such DRPs, ARMs and BCRPs, Certen will bear the costs associated with adapting and maintaining the Systems and such DRPs, ARMs and BCRPs and providing any related Services for the Modernized System during the Term.

5.11 COMPLIANCE REQUIREMENTS DISCOVERED DURING AUDIT. Pursuant to Section 23.3, the Parties acknowledge that certain Services that Certen is required to provide under the Amended MOSA, or is otherwise required by law to provide, may not have been so provided as of the Amendment Effective Date (such deficiencies being those listed in Exhibit W and any deficiencies identified in any audits pursuant to Section 23.3 hereof relating to events which occurred prior to the Amendment Effective Date and which are identified in any audit conducted in accordance with Section 23.3 prior to the Amendment Effective Date or in any audit conducted in accordance with an Audit Plan during the period of [**] months from the Amendment Effective Date (the "AUDIT DEFICIENCIES"). The Parties agree to work together to correct the Audit Deficiencies as cost-efficiently as possible and agree that the necessary costs reasonably incurred, which shall be agreed upon in advance by the Parties, to upgrade the Systems to the extent required to permit Certen to correct the Audit [**] shall be paid as follows: [**]% by Bell and [**]% by Certen. After the Systems have been upgraded as provided above, [**] will bear all of the costs associated with providing the Services and adapting and maintaining the Systems as required to continue to provide such Services thereafter during the Term.

5.12  CERTEN TO COOPERATE WITH OTHER SERVICE PROVIDERS.

      a. Certen to Cooperate with Other Service Providers. Certen shall reasonably cooperate with other service providers providing services related to the Services, such as but not limited to [**] and [**], subject to Certen's confidentiality requirements (including special arrangements with third party competitors of Amdocs), in accordance with Section 16 below, and subject to Bell's reimbursement of Certen's reasonable costs resulting from such cooperation,

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                                       24

            which costs for greater certainty shall not include any costs resulting from cooperation with Amdocs or any Affiliate of Amdocs or Certen.

      b. [**] Agreement. In order to enable Certen to benefit from the provision of [**] services under the [**] Agreement, as such services relate to the Services, the BCH Companies designate Certen as an Authorized User under the [**] Agreement, as defined therein, and Certen accepts such designation. Certen, by accepting such designation, agrees to be bound by all applicable terms and conditions of the [**] Agreement with the exception of [**]. The Parties also agree that fees related to Certen's receipt of [**] services under the [**] Agreement shall be payable by Certen to Bell, and such fees shall be expressed for the [**] in terms of [**], and on [**] for the [**] as per the terms and conditions of the [**] Agreement. Bell acknowledges that its fees to [**] for the full calendar year 2002, for that portion of the [**] services to Bell which relate to the Services were [**] Canadian Dollars (CA$[**]). Certen's projected fees in 2003 are [**] Canadian Dollars (CA$[**]) and the projected price for such [**] is $[**] Canadian Dollars (CA$[**]) per [**]. Notwithstanding the foregoing, if the fees related to Certen's receipt of [**] services materially exceed the fees budgeted in the Business Case to be paid for such services (other than for reasons attributable to the existing pricing regime under the [**] Agreement), the Parties will negotiate in good faith a solution to counter such increased cost. Furthermore Certen agrees to indemnify Bell in the event of any failure by Certen to comply with the applicable terms and conditions of the [**] Agreement ([**] for greater certainty any [**] obligations contained therein).

      c. [**] Agreements. In order to enable Certen to benefit from the provision of [**] services under the Bell-[**] Agreement and under the Bell-Mobility-[**] Agreement, as such services relate to the Services (the "BELL-[**] SERVICES" and the "BELL MOBILITY-[**] SERVICES", respectively; collectively, the "[**] SERVICES"), Bell designates Certen as [**] under the [**] Agreements, as applicable and as defined therein, and Certen accepts such designation. Bell represents that its fees to [**] for the full calendar year 2002 for that portion of the [**] Services [**] fees to Bell which relate to the Services were [**] Canadian Dollars (CA$[**]) ("BELL'S [**] FEES"). Bell's [**] Fees projected for 2003 are [**] Canadian Dollars (CA$[**]). The Parties agree that the fees related to Certen's receipt of the Bell-[**] Services provided to Certen shall be payable by Certen to Bell and such fees shall be not greater than the fees paid by Bell to [**] for such Services. Notwithstanding the foregoing, in the event that Bell's [**] Fees payable by Certen materially increase, other than for reasons attributable to the existing pricing regime under the Bell-[**] Agreement, the Parties shall negotiate in good faith a mutually acceptable solution to counter such increased cost and the same shall apply, mutatis mutandis, to the fees with respect to the Bell Mobility-[**] Services. Certen shall [**], as [**] under the [**] Agreements, to any right [**] granted by Bell or Bell Mobility to [**] (collectively, "BCH [**] OBLIGATIONS") and to which the BCH Companies are, therefore, subject under the [**] Agreements, but Certen acknowledges that it will receive the Bell-[**] Services and the Bell Mobility [**] Services referred to herein. Furthermore,

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                                       25

            the BCH Companies [**] to do all things and take all actions which the BCH Companies are entitled to do and take under the [**] Agreements, including liaising directly with [**], in relation to the services of [**] which Certen receives as [**], and Certen accepts such appointment. Certen, by accepting such designation and appointment agrees to be bound by the applicable terms and conditions of the [**] Agreements, but (for the avoidance of doubt) [**] by the BCH [**] Obligations. In addition, Certen shall have the duty to interact directly with [**] in relation to day-to-day matters such as work program content, [**] related to the services Certen shall receive from [**], all as indicated in the [**] Agreements, and to manage its relationship with [**] as it relates to the Services. The BCH Companies shall have the right to reasonably monitor interfaces between Certen and [**]. Certen agrees to indemnify the BCH Companies in the event of any Claim by [**] against the BCH Companies arising out of Certen's material breach of its obligation as [**] under the [**] Agreements. For the avoidance of doubt, Certen [**] Bell in the event of any Claim or Losses arising out of the BCH [**] Obligations or any BCH Company obligations to meet (or benefits to the BCH Companies for meeting) [**] under the [**] Agreements.

      d. Orders to [**] or [**]. The Parties agree that the BCH Companies shall not issue any order to [**] or [**] (including but not limited to any order issued in connection with the annual work plans with such companies) for which Certen would be liable without the prior written consent of Certen, which consent shall not be unreasonably withheld.

      e. Effect of Breach of Agreements. If [**] breaches the [**] Agreements or [**] breaches the [**] Agreement, (i) the BCH Companies' remedies with regard to such breach(es) shall be as set forth in such agreements; and (ii) Certen's responsibilities with respect to such breaches shall be limited to its obligations to manage and direct the [**] Agreements, as the BCH Companies' [**], and to act in accordance with the obligations of [**] under both the [**] Agreements and the [**] Agreement and Certen shall have no other liability to the BCH Companies for breaches by [**] of the [**] Agreements or for breaches by [**] of the [**] Agreement.

      f. Modification of Certain Corporate Contracts. Notwithstanding anything to the contrary, the BCH Companies shall have no right to modify, waive or terminate any rights in any material corporate contracts identified in Exhibit L1 (including but not limited to the [**] Agreement and the [**] Agreements) without Certen's prior written consent therefor, if such extension or modification would have a material adverse affect on the business of Certen.

      g. [**] and [**] Agreements. Certen acknowledges that [**] the [**] Agreements and the [**] Agreements [**] prior to the entering into of this Agreement. In the event that the BCH Companies have [**] of the [**] Agreements or [**] Agreement and [**] has a [**] on the business of Certen, the BCH Companies shall indemnify and hold Certen harmless against any Losses suffered by it as a result of [**].

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                                       26

5.13 USE OF INTERNET TECHNOLOGY. Certen shall make reasonable efforts to interface and communicate with the BCH Companies using Internet technology, such as e-mail, as the primary technology platform for such interfacing and communication, where applicable, e.g., for the processing and payment of invoices between the Parties.

5.14 SERVICE DELIVERY [**]. Without derogating from any other rights of Certen hereunder, Certen shall have the option to (a) [**] the system administration, operational control, bill review and audit functions for the Legacy Systems to [**], and (b) [**] the data center (including data center operations and billing operations) in respect of the Systems using "ENSEMBLE" technology (including system administration and operational control) to [**], in each case provided that: (i) there is no disruption, delay or degradation to the Services provided by Certen except to the extent that Certen has given reasonable notice to Bell in advance of any disruption and has taken all necessary or desirable steps to minimize disruption to the Services, (ii) Service Levels are maintained, (iii) disaster recovery services are fully available throughout the Term, including the period of the [**], (iv) there will be no impact on the compliance by Certen and the BCH Companies with the Personal Information Protection and Electronic Documents Act (Canada) or material violation of any other law or regulation by which any of the BCH Companies is bound,
      (v) there is no increased cost or expense, either direct or indirect, to Bell, including without limitation increased Transfer Taxes, unless Certen reimburses Bell for such amounts; and (vi) any such [**] does not cause any of the BCH Companies to be in breach of any corporate contract listed on Exhibit L-1 or of any other corporate contract of one or more of the BCH Companies, which Certen is managing for the BCH Companies or is providing services as a subcontractor. Bell agrees to Cooperate with Certen at Certen's expense in the performance of activities and implementation of procedures necessary to accomplish any such [**]. For the avoidance of doubt, if Certen so [**] any of such functions to [**], Certen shall continue to be obligated to invoice Bell for the Services in accordance with Section 12.1 of this Agreement.

5.15 CONTINUING ROLE OF [**] SYSTEMS. Subject to Certen's rights under Section 5.14, it is agreed that after the Amendment Effective Date, [**]will continue to [**] in the Billing Operations Services and associated Ongoing Support Services performed in respect of the [**] Systems as they did immediately prior to such date and that it is in the best interests of Bell and Certen to have these parties continue to perform functions and deliver services after the Amendment Effective Date [**] that they did prior to such date, in connection with the Services provided under this Agreement. Prior to making any change to these arrangements, Certen shall, given the broader possible impacts of such decisions on Bell, review the proposed change with Bell. Certen shall not, except as contemplated in Sections 4, 5 and 21, make any proposed change unless Bell has provided its prior written consent in respect thereof, which prior written consent shall not be withheld if such a change would be in the best interests of both Bell and Certen, in accordance with the terms of this Agreement. The Parties agree to preserve the original spirit of this Agreement as it relates to [**] in the context of the Services in respect of the [**] Systems.

5.16 CONTINUING ARRANGEMENTS WITH [**] SYSTEMS. Subject to Certen's rights under Section 5.14, commitments made by Certen as of and since the Effective Date in respect

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                                       27

      of [**] will continue to be honoured by Certen after the Amendment Effective Date in connection with the Billing Operations Services performed in respect of the Systems utilizing [**] technology. Prior to making any change to these arrangements, Certen shall, given the broader possible impacts of such decisions on Bell, review and coordinate the proposed change with Bell.

5.17 VIRUSES. Certen shall use all reasonable efforts to avoid viruses in accordance with Exhibit K.

5.18 ROLES AND RESPONSIBILITIES. Each of the Parties shall perform the roles and responsibilities assigned to it in Exhibits O-1 and O-2.

5.19 REMITTANCE AGREEMENTS. Bell is a party to the Remittance Agreements which the Parties acknowledge are Bell Corporate Contracts. However, the provisions set forth in this Agreement relating to corporate contracts shall be superseded by the following with respect to the Remittance
      Agreements:

      a. With the prior written consent of Certen not to be unreasonably withheld, Bell shall have the right, at its option (exercised reasonably based on its conclusions with respect to (i) tax implications, (ii) impact on Bell or other Bell entities based on the scope of any Remittance Agreement being greater than the scope of the Services) to either (i) assign the Remittance Agreements or any one of them to Certen (an "ASSIGNMENT"), or (ii) provide Certen with the benefits of the Remittance Agreements or any one of them and appoint Certen as its agent (the "AGENCY APPOINTMENT"), in each case for the sole purpose of dealing with all matters arising under such Remittance Agreements to the extent they are part of the In-Scope Operations other than the payment of fees and commissions thereunder (for which Bell shall be responsible as set forth herein). As of the Effective Date, Bell has agreed to appoint Certen as its agent under all Remittance Agreements.

      b. In the case of an Assignment, Certen will assume and perform all obligations of Bell under the relevant Remittance Agreements to the extent they are part of the In-Scope Operations (other than obligations relating to the payment of fees and commissions) and will indemnify and save the BCH Companies harmless from any Losses suffered by them arising from Certen's failure to perform such obligations.

      c. In the case of an Agency Appointment, Certen shall act as agent for Bell with respect to all actions required to be taken by Bell under the Remittance Agreements to the extent they are part of the In-Scope Operations (other than with respect to the payment of fees and commissions) and Certen shall indemnify and save the BCH Companies harmless of and from any Losses suffered by the BCH Companies arising from a failure by Certen to perform such obligations of Bell under the Remittance Agreements to the extent such Losses (excluding Losses of any volume discounts benefiting Bell, if applicable) are caused by Certen and do not arise from an event, act or omission occurring prior to the Effective Date.

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                                       28

      d. Certen agrees that it will not amend, modify or waive any rights or obligations in the Remittance Agreements, whether in its capacity as primary obligor or agent, without Bell's prior written consent if such amendment, modification or waiver could result in an increase in fees or commissions thereunder or would otherwise affect Bell. In no case shall any Remittance Agreement be extended, terminated or replaced without the prior written consent of Bell. In addition, in the case of an Agency Appointment, Bell shall have the option to negotiate, renew, replace or extend the Remittance Agreements directly or to delegate that power to Certen, in the latter case negotiation by Certen to be performed at its own cost. Certen shall also provide at no cost to Bell such assistance as Bell may reasonably request in connection with any such negotiations, renewal or extension. To the extent any modification in any Remittance Agreement or new Remittance Agreement expands Certen's responsibilities under the In-Scope Operations, such expansion shall be subject to the Change Order Process.

      e. In the case of an Agency Appointment, Bell shall pay the amount of the invoice directly to the third party service provider under the applicable Remittance Agreement (the "THIRD PARTY").

      f. In the case of an Assignment, the Parties shall make all reasonable efforts to arrange for invoices to be sent by the Third Party directly to Bell and for Bell to continue paying the amount of the invoice directly to the Third Party. In the event that the Parties mutually agree that it is not feasible for invoices to be sent directly from the Third Party to Bell, Certen shall forward each invoice received from the Third Party to Bell within a reasonable time of receipt thereof and Bell shall pay the amount of the invoice to Certen, which shall in turn, pay the Third Party.

      g. Bell will indemnify Certen for any Losses incurred by it as a result of the failure of Bell to pay such fees and commissions; provided, that where, in accordance with subsection e or f above, Certen is required but has failed to forward the invoice to Bell within the agreed time or pay such invoices where it has received the invoice amount from Bell and has agreed to remit same to the Third Party, Certen shall indemnify the BCH Companies for any Losses incurred by the BCH Companies arising from such failure.

      h. For greater certainty, the Parties acknowledge and agree that Bell and the BCH Companies shall have no obligations or liabilities in respect of fees and commissions attributable to third party customers of Certen. Before a Third Party charges Certen fees and commissions attributable to third party customers, Certen shall require such Third Party to invoice Certen separately so that the invoices provided to Bell include only those fees and commissions properly attributable to Bell and the BCH Companies.

      i. If Certen comes into possession or control of any cheques or other negotiable instruments payable to Bell or any of Bell's Affiliates, whether in connection with any Remittance Agreement or otherwise, Certen shall hold in trust for Bell the funds represented thereby and forward such funds as Bell may from time to time

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                                       29

            direct. When processing any cheques or other negotiable instruments for Bell, Certen shall use its best efforts to ensure that such cheques are not lost, stolen or destroyed by any means whatsoever and Certen shall not withhold or delay the processing of any cheque or negotiable instrument payable to Bell that comes into its possession or control whether in connection with any dispute or otherwise. Bell shall have the right to require at any time that all cheques or other negotiable instruments payable to Bell or any of Bell's Affiliates be sent or delivered by third parties directly to Bell.

SECTION 6. [**] AND [**]

6.1 CERTEN AS [**] SUPPLIER. Bell agrees that throughout the Term of this Agreement Certen shall be its [**] supplier:

      a. with respect to Bell [**] Bell [**], of all Customer Care Operations Services and associated Ongoing Support Services and of all Billing Operations Services and associated Ongoing Support Services in each case within the scope of Exhibit A, for all Lines of Business; and

      b. with respect to Bell [**] other than Bell [**], of all Billing Operations Services and associated Ongoing Support Services within the scope of Exhibit A, for all Lines of Business.

      c. Without derogating from any other rights of Certen, the Billing Operations Services will comprise throughout the Term, the [**] of the BCH Companies and their subsidiaries.

      d. Bell shall [**] Certen's services to Bell's Affiliates, including, but not limited to the following:

            (i) Bell will support Certen's efforts to market and sell services to such companies on reasonable notice by giving endorsements of such services, provided that such endorsements can be given in good faith, and hosting a reasonable number of site visits and demonstrations of such services at Bell's sites.

            (ii) Bell will introduce Certen to appropriate management and purchasing personnel at such Affiliates, reasonably facilitate meetings between Certen and such personnel, and attend such meetings as agreed.

            (iii) Within [**] of the end of each calendar year, a responsible financial officer of Bell will certify to Certen in writing that the bills prepared by Certen under this Agreement comprise a [**] of the BCH Companies and their subsidiaries within such calendar year. Such certification will include sufficient detail for Certen to verify the accuracy of the certification. If requested by Certen, Bell's independent auditor will also certify the correctness of such information, at Certen's expense. At Certen's option, if in any calendar year, the bills prepared by Certen under

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                                       30

                  this Agreement do not comprise the [**] of the BCH Companies and their subsidiaries, then in the following calendar year, the [**] Right under the Master License and Services Agreement will be [**]% of all Products and Services with respect to [**] to be performed in such following calendar year (as such terms are defined under the Master License and Services Agreement); provided that if Certen exercises this option, this shall be Certen's [**] for Bell's breach of Section 6.1c.

6.2 NEW SERVICES. The Parties further agree that in the event of New Services (which for greater certainty shall not include the Services to which Section 6.1a or 6.1b applies, or the services to which the Master License and Services Agreement applies), [**] shall be provided with the [**] to respond to and [**] on any request for [**] (both formal and informal requests) issued by any of the BCH Companies for such New Services. The BCH Companies will [**] to Certen [**] of [**] and provide Certen with the opportunity to [**], unless, in the BCH Companies' good faith discretion, such [**] to submit a [**] or [**] of the BCH Companies' [**]. Subject to the foregoing, the BCH Companies shall have the good faith discretion to determine which [**], among all of the [**], is the [**] to the BCH Companies. In addition, the Parties acknowledge and agree that certain New Services may have to be rendered by third party service suppliers that have, on the Effective Date, certain contractual rights with the BCH Companies for the performance of certain services, to the exclusion of Certen. However, throughout the Term, the BCH Companies shall [**], which are inconsistent with the rights granted to Certen under this Section. Any New Services which Bell requests Certen to provide shall, at Bell's option, (a) be included in this Agreement pursuant to terms and conditions to be negotiated pursuant to the Change Order Process, in which case such New Services shall be deemed to be Services for the purposes of this Agreement except with respect to the application of Section 6.1 of this Agreement, or (b) be provided pursuant to other agreements, the terms and conditions of which shall be negotiated by the Parties.

6.3 PROMOTION OF SERVICES. In the event that any of Bell's Affiliates wish to obtain the services of Certen, such Affiliates and Certen will negotiate the terms and conditions of the applicable Project, which terms and conditions shall be similar to the terms and conditions applicable to the Parties hereunder.

SECTION 7. SERVICE LEVELS GUARANTEES

7.1 SERVICE LEVELS. Subject to Sections 5.5 and 5.6, Certen will provide the Services in accordance with or in excess of the Service Levels set forth in Exhibit C-1 and Exhibit C-2.

7.2 SERVICE LEVEL IMPROVEMENTS. Where feasible and as part of Certen's general business strategy with respect to all of its customers, Certen will develop an ongoing quality improvement process in its provision of outsourcing services. In addition, it is intended by the Parties that on completion of the Modernization, and allowing for a stabilization period for the Modernized System (the length of which period is subject to the approval of the Parties), the Service Levels [**].

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                                       31

7.3 CRITICAL SERVICE LEVEL KVMS. Certen will report on its compliance with the Critical Service Level KVMs on a [**] basis, in accordance with Exhibit C-1 and Exhibit C-2. In the event that a given Critical Service Level KVM is not met at any time, Certen will apply the necessary resources to analyze and resolve the problem in accordance with Exhibit C-1 and Exhibit C-2. Certen will provide a follow-up report to the applicable BCH Company in the month following the non-compliance, detailing the source of the problem. The report shall include the measures Certen is taking to resolve the problem.

7.4 SERVICE LEVEL PENALTIES, REBATES AND BONUSES. The Parties agree that each of the BCH Companies may, in Bell's sole discretion, apply the applicable penalties and receive the applicable penalty rebates, to the extent provided in Exhibit C-1 and Exhibit C-2 ("PENALTY REBATE") from Certen in the event the actual performance of a Service provided by Certen fails to meet any one or more of the Service Levels, and that the applicable BCH Company shall apply and Certen will receive bonuses in the event the actual performance of a Service provided by Certen exceeds any one or more of the Service Levels, subject to and in accordance with Exhibit C-1 and Exhibit C-2. Notwithstanding the foregoing, Bell hereby [**] its right to receive Penalty Rebates until further written notice to Certen, and Certen hereby [**] its right to receive bonuses until such written notice is delivered to Certen.

7.5 INTENT OF SECTION. The intent of this Section is to ensure that a process is in place for Certen to track and promptly correct any performance deviation in respect of the Services.

7.6   FAILURE TO MEET CRITICAL SERVICE LEVEL KVMS. Subject to the waivers in
      Section 7.4, during the Term of this Agreement, the failure to meet Critical Service Level KVMs shall entitle the applicable BCH Company to:
      (i) receive the applicable Penalty Rebate, and (ii) such other remedies, in each case as expressly set forth in Exhibit C-1 and Exhibit C-2; provided, however, that any Penalty Rebate received by the applicable BCH Company under Exhibit C-1 and Exhibit C-2 shall be deducted from any other award, grant or receipt of damages or compensation arising from Certen's failure to meet the Critical Service Level KVMs, subject to the limitations set forth in Exhibit C-1 and Exhibit C-2.

7.7 SERVICE LEVELS - BELL CUSTOMER CONTRACTS. Subject to the terms and conditions of Exhibit C-1 and Exhibit C-2, Certen will meet the required performance levels and service levels in all Bell Customer Contracts (including [**]) provided such contracts were provided to Certen as of the Amendment Effective Date. The BCH Companies shall not assign to Certen their legal obligations pursuant to any agreement under which they are required to provide billing services to another provider of telecommunication services (including, without limitation, any agreements relating to settlement or termination of telecommunication traffic and any agreement with the [**]). Without limiting the foregoing, Certen shall be Bell's subcontractor with respect to the contracts listed in Exhibit M3 that specify that Certen will be the subcontractor.

7.8 COMPLIANCE WITH CREDIT AND COLLECTION POLICIES. Certen agrees to comply with Bell's credit and collection policies, at Bell's request, as amended from time to time (the "CREDIT AND COLLECTION POLICY"), subject to the Change Order Process.

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                                       32

7.9 GRACE PERIOD. The Service Levels will not be applicable prior to and during the Grace Periods set forth in Exhibit C-1 and Exhibit C-2.

SECTION 8. QUALITY OF SERVICES GUARANTEE

8.1 RIGHT OF BCH COMPANIES TO ASSESS, INSPECT AND MONITOR. The BCH Companies may conduct ongoing assessments and reasonable inspections during normal business hours not more than twice per year (unless an emergency situation requires more), on reasonable prior written notice to Certen, of the Services being performed under this Agreement (including under Exhibit C-1 and Exhibit C-2 hereof). The BCH Companies shall be permitted to monitor the Services during the Term during normal business hours at any time on reasonable prior written notice to Certen and without charge to the BCH Companies.

8.2 COMPLAINTS REGARDING QUALITY OF SERVICES. In the event that the BCH Companies make a written complaint regarding the quality of the Services being performed at a level which is lower than that which was provided [**] to the Effective Date, and which quality of Service is not specifically covered or captured in Exhibit C-1 and Exhibit C-2, but which is intended by the Parties to be an obligation of Certen, Certen shall, if requested by the BCH Companies, acting reasonably, [**] provide the BCH Companies with a written report, within [**] Days, stating the cause (if then known) of the deficiency and, if applicable, stating the steps to be taken (or that have been taken) to correct the deficiency and prevent a recurrence.

8.3 CERTEN TO MANAGE QUALITY. Quality will be managed by Certen, as part of Certen's general business strategy with respect to all of its customers, to improve and adapt to the needs of the BCH Companies.

8.4 CONTRACTORS AND SUBCONTRACTORS. Certen agrees and shall ensure that its contracts entered into with its approved contractors and their subcontractors and assignees shall provide that the Service Levels and the other terms and conditions set forth in this Agreement and the Exhibits hereto shall apply, if applicable, to such approved contractors and their subcontractors or assignees in the performance of the Services.

8.5 RIGHT TO TERMINATE. Nothing in this Section derogates from Bell's ability to terminate this Agreement pursuant to the relevant provisions contained herein, including Exhibit C-1 and Exhibit C-2.

SECTION 9. [**] FOR MODERNIZATION SYSTEMS AND PRICING

9.1 SURVEYS TO BE CONDUCTED. The Parties agree to conduct [**] surveys, solely with respect to the [**] Systems, during the [**] years of the Term of this Agreement. The purpose of such [**] surveys is to periodically compare the [**] against [**] provided in the market place at large as to ensure that the [**] provided by Certen to the BCH Companies are at least [**] than [**] or "[**]".

9.2 [**] PROCESS. The [**] process will be carried out for the [**] outlined in Exhibit C-1 and Exhibit C-2, [**] with [**], operations volumes, technologies (for customer care and billing systems) and [**]. [**] of the third party expert to conduct such [**] surveys will

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                                       33

      be agreed upon by the Parties, and if the Parties are not able to agree within [**] on such [**], the BCH Companies' independent external auditors shall select the [**] to conduct such [**] and the methodology of such [**]. The [**] which conducts the [**] shall determine the performance levels equal to "[**]" for the purposes of the [**].

9.3 COSTS TO BE SHARED. All costs incurred to conduct such benchmarking study will be shared by Bell and Certen on a [**] basis.

9.4 CERTEN TO IMPLEMENT RESULTS. Results of the [**] that lead to meeting "[**]" Service Levels and to improving the value of the Service Levels (if applicable) for the BCH Companies, will be implemented by Certen. Hence, Certen will provide the BCH Companies, within [**] completion, with an action plan and schedule to implement the survey results with respect to the Service Levels for the BCH Companies' approval. Notwithstanding any provision to the contrary contained herein, all [**] related to the implementation of such action plan as a result of the [**] described in this section shall be the sole responsibility of Certen.

9.5 LEGACY SYSTEMS. Notwithstanding anything in the Agreement to the contrary, the Legacy Systems operations will not be measured in the [**] process.

9.6 [**]. The parties recognize and agree that the [**] during the [**] year of the Term (referenced in Section 9.1 above) may also include, at the [**] of the BCH Companies, surveys with respect to [**] for the BCH Companies' own informational purposes. For the avoidance of doubt, the results of such [**] shall have [**] on this Agreement or on the Parties and are solely for the BCH Companies' benefit to assist them in making their own business decisions.

9.7 [**]. The parties recognize and agree that a [**]of [**] and performance shall be conducted by an [**] during the [**] year of the Term, in accordance with Section 3.2 of Exhibit B to establish the [**] for the [**] year of the Term and to assist Bell in determining whether to extend the Term in accordance with Section 3.1.

SECTION 10. FEES AND CREDITS

10.1 FEES. In consideration for the Services rendered hereunder by Certen, Bell shall pay the Base Fees (as such term is defined in Exhibit B) in accordance with Exhibit B. As set forth in Exhibit A and Exhibit B, the Parties acknowledge that the Base Fees include amounts intended to [**]. For the avoidance of doubt, charges for New Services are not included in the Base Fees and shall be charged on [**], fixed fee basis or as otherwise agreed by the Parties.

10.2 VOLUMES FOR [**] AND [**]. The targeted volumes for [**] and [**] for each year of this Agreement are identified in Exhibit B. The Parties agree to review the actual volume against the targeted volume for [**] and [**] to determine [**], if any, which are to be passed on to Bell, in accordance with Exhibit B.

10.3 FEE ADJUSTMENTS. The Parties agree that the Fees indicated in Exhibit B shall be adjusted annually by an index blend comprised according to the cost structure, in effect

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                                       34

      as follows: (i) [**]% based on the Average Hourly Earnings for [**] as published by the Bureau of Labour Statistics, U.S. Department of Labour;
      (ii) [**]% based on annual changes in the Canadian Consumer Price Index as established by Statistics Canada; (iii) [**]% based on changes to the cost of the unit of Canadian [**] applied most frequently to the [**] prepared by Certen for the BCH Companies; and (iv) [**]% based on the changes to the cost per [**]. However, if the market conditions will justify a larger increase (or a decrease), and only if agreed to by both Parties (with consent not to be unreasonably withheld), the increase (or decrease) of said rates, fees and charges may be larger (or smaller). In addition, the Parties agree that if any or all of the BCH Companies undergo a reorganization, such as a combination, split, or spinoff which does not affect the ultimate ownership of the BCH Companies or business units thereof, the Fees payable under this Section 10 shall be calculated following such reorganization in the same manner that the applicable Fees were calculated prior to such reorganization.

10.4 DISCOUNTS. Certen shall issue discounts to Bell for amounts due from Certen to Bell in accordance with the terms set forth in Sections 9 and 10 of Exhibit B. Such discounts shall be applied against the Fees invoiced to Bell as provided under Exhibit B.

10.5  TAXES.

      a. The Fees referred to in Section 10.1 and described in Exhibit B do not include any amount that is or is on account of applicable federal or provincial taxes, imposts, levies, charges, fees and similar charges (including any interest and penalties thereon), including, without limitation, goods and services, harmonized sales, Quebec sales, retail sales, social services and any other sales, use, value added, business transfer, land transfer and similar taxes, imposts, levies and charges, and excise tax, customs and excise duties and similar imposts, levies, fees and charges ("TRANSFER TAXES"). For greater certainty, Transfer Taxes do not include any federal, provincial, municipal or local income, capital or withholding taxes.

      b. Certen declares that it is registered under Part IX of the Excise Tax Act (Canada) (commonly referred to as the GST/HST legislation) and under the An Act Respecting Quebec Sales Tax (commonly referred to as the QST Legislation) and that its registration numbers are as follows: GST/HST Registration number: [**], QST Registration number:
            [**].

      c. Bell declares that it is registered under Part IX of the GST/HST Legislation and the QST Legislation and that its registration numbers are as follows: GST/HST Registration number: [**]; QST
            Registration: [**].

      d. The Parties acknowledge that, on the date of this Agreement, no amounts are required to be withheld in respect of taxes under the laws and regulations administered by the Canadian taxing authorities from Fees and other charges payable hereunder to Certen.

      e. Certen represents, warrants and covenants that Certen is and at all times will be a resident of Canada for the purposes of the Income Tax Act (Canada) and, in its dealings with the BCH Companies, will act as principal and not as agent for a

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                                       35

            non-Canadian resident entity. As between Certen and Bell and except as provided in this Section, Certen shall be solely responsible for the payment of all income and other taxes assessed or levied against Certen, any approved subcontractor or agent or their respective employees and other representatives.

10.6 UNIT PLAN. The BCH Companies have submitted to Certen, for the initial [**] years of the Term, an annual [**] of Units at the Price Per Unit, all as set forth in Section 5 of Exhibit B (the "UNIT Plan").

10.7 [**]. The Unit Plan for each individual year of the initial [**] years of the Term, shall (i) be monitored by Certen, and the latter shall report to the BCH Companies on the Units processed by Certen in such year; and (ii) the Parties will settle any [**] by the BCH Companies exceeding CA$[**] as a result of a variation between the [**] and the [**] processed by Certen during such year. Such adjustments [**], plus any adjustments applicable under Section 10.3 above, shall be invoiced separately by Certen and will be paid by the BCH Companies within [**] of such invoice being issued.

10.8 EXPIRATION OF UNIT PLAN. After the expiration of the initial [**] years of the Term and for each year thereafter during the Term, Certen will report on the Units processed in such year and shall invoice the BCH Companies in accordance with the Base Fees (as set forth in Exhibit B) and this Section 10.

10.9 [**] PRICING. The Fees contained in Exhibit B to this Agreement are the [**] that Certen offers any other customer in the Territory for comparable services to those provided under this Agreement and for comparable volumes. In the event that during the Term of this Agreement, Certen actually offers [**] to any other customer in the Territory for services of the comparable type and volume as those provided under this Agreement, Certen shall make [**] available to the BCH Companies, and this Agreement shall be modified prospectively to reflect such [**]. Among the factors that shall be taken into consideration when making these comparisons are the scope and nature of the commitments with respect to the [**] and [**] elements of the particular transaction, including but not limited to, the extent and duration of the customer's commitment to order and pay for the various services; the nature of the services provided, [**], as well as other related terms and conditions affecting the benefits and risks inherent in each transaction.

10.10 [**] REVENUES. In the event the revenue generated by Certen from Services rendered to current and future Affiliates of BCE Inc. under the Agreement is [**] percent ([**]%) or [**] than the revenue contemplated in the [**] on an annual basis for any given [**] (the "[**] REVENUES"), the Parties agree to the following: If the [**] exceeds the [**] identified in the [**] from such Services with respect to the applicable [**] by [**] percent ([**]%) (the "[**] PORTION"), Bell shall be entitled to [**] hereunder in an [**]. The determination of [**] shall utilize the same assumptions underlying the [**] and the hourly rates as set forth in Exhibit C of the MLSA. Any [**] under this Section remaining at the end of the Term shall be [**] to Bell.

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                                       36

      To demonstrate the foregoing, if, in a given [**], the [**] identified in the applicable [**] is [**] percent ([**]%), [**] shall occur only if [**] percent ([**]%) or [**].

      For the purposes of this Section, the Parties further agree that [**], and [**] shall be excluded as an Affiliate. Within [**] of the end of each of Certen's fiscal years, Certen shall provide Bell with a report certified by Certen's responsible financial officer setting forth Certen's [**] for the preceding fiscal year and indicating if any amounts are owed by [**] to [**] under this Section. Certen grants to Bell a right of audit, through an independent firm of auditors, who shall enter into a non-disclosure agreement with Certen, to verify the appropriate application of the above-mentioned mechanism. Furthermore, the parties agree that "[**]" for the purpose of this Section shall be measured based on [**] in accordance with the financial statements of Certen for the Services described in this section, less the annual adjustment stated in
      Section 10.3. Bell's [**] Portion shall be provided by Certen to Bell [**], to occur within the following [**] following Certen's annual report provided to Bell under this Section.

10.11 The Parties agree that Certen shall be entitled to receive additional payments for development work as set forth in Section 3.3 of Exhibit B.

SECTION 11. DEVELOPMENT WORK QUALIFYING FOR SR&ED CREDITS.

11.1 It is recognized that the BCH Companies will be entitled to Scientific Research and Experimental Development ("SR&ED") tax credits under the Income Tax Act (Canada) or the equivalent Provincial statutes (the "ITA"), on the eligible development work performed by Certen or contracted by Certen to another party (including Amdocs or any of its Affiliates) and funded by the BCH Companies under this Agreement.

      For development work performed by Certen or contracted by Certen to another party (including Amdocs or any of its Affiliates) prior to the Closing Date which qualifies as SR&ED and which is funded by the BCH Companies, Certen will take reasonable efforts to provide, [**], a statement of the eligible SR&ED expenditures for such period. Certen agrees, with respect to such development work, to file the necessary agreement and supporting documentation to effect the transfer of SR&ED qualified expenditures pursuant to subsection 127(13) of the ITA.

      For development work performed by Certen or contracted by Certen to another party (including Amdocs or any of its Affiliates) for the period from the [**] which qualifies as SR&ED and which is funded by the BCH Companies, Certen will take reasonable efforts to provide [**] for such development work, the required assistance needed to determine the amount of the Fees under Section 10 that have been paid for qualifying SR&ED conducted by Certen or contracted by Certen to another party (including Amdocs or any of its Affiliates) for such period.

      For development work performed by Certen or contracted by Certen to another party (including Amdocs or any of its Affiliates) for periods after [**] which qualifies as SR&ED and which is funded by the BCH Companies, Certen shall provide, [**] from each calendar quarter, the required assistance needed to determine the amount of the Fees

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                                       37

      under Section 10 that have been paid for qualifying SR&ED conducted by Certen or contracted by Certen to another party (including Amdocs or any of its Affiliates) for each calendar quarter.

      Certen shall provide (i) such documentation and other information as may reasonably be required to assist the BCH Companies in claiming such tax incentives; and (ii) timely assistance, as may reasonably be mutually determined by Bell and Certen, during and relating to audits by tax authorities with regard to such tax incentives.

SECTION 12. INVOICING AND PAYMENT

12.1 INVOICES. Certen shall invoice Bell at the beginning of the month in which the Services, which are the subject of the invoice, are to be provided. The invoice shall state: (i) the estimate of amounts that will be due and payable by Bell (and broken down for each BCH Companies) pursuant to this Agreement for the coming month and (ii) a reconciliation of the actual Fees payable by Bell for Services rendered by Certen during the previous month(s) (versus the estimate made by Certen in the previous month's invoice) and the appropriate adjustments for Penalty Rebates, bonuses or credits in accordance with Section 7, Section 10 and Exhibit B. Each charge submitted on an invoice pursuant to this Agreement shall be paid by Bell (and broken down for each of the BCH Companies) within [**] of receipt. Any amount submitted on any such invoice disputed in good faith by Bell shall be paid according to the true-up procedure described above, and, in any case, not later than [**] after the dispute is resolved or arbitrated in accordance with Section 18.

12.2 FORM. Each invoice submitted pursuant to this Agreement shall be in such form as Bell and Certen shall agree and shall be accompanied by such supporting information as shall be reasonably requested by Bell.

12.3 PROCEDURES. The following further procedures shall apply to invoices issued hereunder:

      a. any payment to Certen from Bell shall be transmitted by Bell to a designated bank account of Certen by electronic funds transfer, and at Bell's specific request, through Internet based technology; and

      b. any payment not so forwarded shall be subject to a late payment charge. The late payment charge shall be charged against the portion of the amount not so received or deemed to be received multiplied by the "LATE FACTOR". The Late Factor shall be the equivalent of [**]% per annum, calculated daily, or as otherwise mandated by regulatory or governmental authorities; but in no event shall the applicable Late Factor exceed the maximum rate permitted under applicable usury laws. Any late payment charge shall be separately itemized by Certen in its next invoice and shall be payable by Bell to Certen by the due date for that invoice.

12.4  TRANSFER TAXES.

      a. The recipient (whether Bell or an Affiliate or Certen, as the case may be, in this section referred to as "RECIPIENT") of any of the transactions contemplated in this Agreement shall be liable and responsible for any all applicable Transfer Taxes

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                                       38

            with respect thereto. All such applicable Transfer Taxes shall be invoiced by the supplier (whether Bell or an Affiliate or Certen, as the case may be, in this section referred to as "SUPPLIER") to Recipient. Recipient agrees to pay all such applicable Transfer Taxes upon receipt of an invoice or equivalent documentation from Supplier. The Supplier agrees to provide to the Recipient an invoice or equivalent documentation in which the Supplier will separately state the amount of any Transfer Taxes collectable by the Supplier. Recipient shall pay such applicable Transfer Taxes to Supplier, unless the relevant laws permit Recipient to self-assess and/or remit the Transfer Taxes directly to the Transfer Tax authority. Notwithstanding the foregoing, if the relevant laws authorize Recipient to provide to Supplier a purchase exemption certificate or otherwise qualify for exemption from the payment of any Transfer Tax, the Recipient may provide to Supplier a valid purchase exemption certificate or other similar certificate, permit, documentation or information which supports exemption from Transfer Tax and Supplier will not collect Transfer Taxes in connection with the transactions to which the purchase exemption certificate relates in accordance with and subject to the limitations and/or exceptions in the relevant laws.

      b. Notwithstanding anything in this Section 12.4, where Supplier, acting reasonably, makes a determination that a particular transaction is subject to Transfer Taxes and Recipient disagrees, Supplier shall charge Transfer Taxes and Recipient shall pay such Transfer Taxes upon receipt of an invoice or equivalent documentation from Supplier. The Supplier shall, within a reasonable time after an inquiry by the Recipient, made in good faith, provide the Recipient an explanation concerning any determination of Transfer Tax treatment made by the Supplier pursuant to this paragraph.

      c. In the event Recipient pays any Transfer Taxes and a determination is subsequently made by the relevant Transfer Tax authority that such Transfer Taxes were (1) not applicable or (2) subject to repayment, reduction, exemption, refund, or rebate, Recipient may submit a written request to Supplier for a repayment, adjustment, or credit. To the extent that any such payment, adjustment or credit may be made by Supplier directly to Recipient pursuant to the relevant laws, Supplier shall make a payment to Recipient or provide an adjustment or credit to Recipient in the manner and as required by the applicable laws. In the event that the relevant laws do not permit Supplier to make payment to Recipient or provide an adjustment or credit to Recipient of the Transfer Taxes, Supplier shall cooperate with Recipient to enable Recipient to claim a credit, reduction, exemption, refund or rebate of the Transfer Taxes under the relevant laws.

      d. Supplier and Recipient agree to fully cooperate and to provide information to each other to: (a) enable Supplier and Recipient to more accurately determine their respective Transfer Tax liability in respect of the amounts that are payable by the Recipient to the Supplier, and to minimize such liability to the extent legally permissible; (b) without restricting the generality of paragraph
            (a), Supplier shall: (1) provide to Recipient confirmation of the Supplier's valid Sales and Related

            Taxes registration numbers when requested by the Recipient, and (2) provide to Recipient copies of any interpretations or rulings, if any, obtained from any Transfer Tax authority to substantiate the Transfer Tax treatment in respect of the amounts payable by Recipient to Supplier, and (3) use best efforts to provide any other information or document which reasonably may be requested by Recipient in respect of the amounts payable by Recipient to Supplier, including but not limited to the information or documents specified in the Input Tax Credit (GST/HST) Information Regulations;

      e. Supplier and Recipient also agree that in the event any fees or other amounts payable hereunder become subject to Transfer Taxes or are asserted or expected to be asserted to be taxable by any Transfer Tax authority, Supplier and Recipient will take commercially reasonable steps, if warranted, to restructure the provision of those services or other items in a manner acceptable to Recipient and Supplier which would cause those services or other items to be exempt from Transfer Taxes. Recipient shall reimburse and hold Supplier harmless for reasonable legal fees incurred by Supplier to restructure the provision of such services or other items. If the Supplier incurs other operational costs to restructure the provision of such services or other items, the Recipient shall negotiate with the Supplier in good faith to reimburse the Supplier a reasonable amount of such other costs.

      f. Supplier further agrees to notify Recipient promptly but no more than [**] following the receipt of notification of an audit by a Transfer Tax authority in respect of any amounts payable by the Recipient to the Supplier in the time period after Closing.

SECTION 13. INTELLECTUAL PROPERTY RIGHTS

13.1 AS IN MLSA. Pursuant to this Agreement, Certen, its contractors or subcontractors and the BCH Companies' personnel may develop, create, modify or personalize (collectively "DEVELOP" or "DEVELOPED") certain computer programming code, including source and object code ("CODE") and documentation to perform the Services and may Develop other Intellectual Property. The Parties' respective rights in respect of Intellectual Property Developed hereunder shall be as follows:

      a. Bell shall own all Intellectual Property Rights in and to all Code and documentation resulting from Certen's modifications, additions or changes hereunder to (i) the [**] Software; (ii) any other Software which is proprietary to Bell; and (iii) any other Software which is licensed by Bell to Certen under the MLSA. Certen hereby assigns, and covenants and agrees to assign, to Bell all Intellectual Property Rights in and to such Code and documentation. Bell hereby grants to Certen a [**], worldwide, paid-up license to Use such Intellectual Property Rights internally for the benefit of the BCH Companies to the extent necessary to perform the Services, during the Term.

      b. Certen shall own all Intellectual Property Rights in and to all Code and documentation resulting from Certen's modifications, additions or changes hereunder to any Software which is licensed by Certen or Amdocs to Bell. under the MLSA. Certen hereby grants to Bell a licence in respect of such Intellectual Property Rights, which licence shall be equivalent in scope to the licence granted by Certen or Amdocs to Bell under the MLSA in respect of the Software which Certen modified, added to or changed in order to Develop such Code and documentation.

      Notwithstanding anything else to the contrary in this Agreement, the parties acknowledge that, following the Amendment Effective Date, Certen shall continue to be the owner and licensor of all Intellectual Property of which it was an owner or licensor prior to the Amendment Effective Date.

13.2  SURVIVAL. Notwithstanding any other provision of this Agreement, Section
      13.1 shall survive termination of this Agreement and continue thereafter.

SECTION 14. REPRESENTATIONS AND WARRANTIES

14.1 OF CERTEN. Certen hereby covenants, represents and warrants to the BCH Companies that:

      a. the execution, delivery and performance by Certen of this Agreement and other documents to which it is a signatory in connection with the matters referred to herein do not require the approval or consent of any other person, entity or government agency and do not and will not result in any material breach of any agreement to which Certen is a party or by which it is bound;

      b. the execution, delivery and performance by Certen of this Agreement and other documents to which it is a signatory in connection with the matters referred to herein have been duly authorized by all necessary action, and constitute legal, valid and binding obligations of Certen, enforceable against Certen in accordance with their respective terms;

      c. except with respect to any Systems, assets, documents, materials or items (other than the Sympatico assets developed by Amdocs under the Sympatico Project and third party licenses, which include a warranty and indemnity by the third party licensor against intellectual property infringement) transferred by the BCH Companies to Certen in accordance with this Agreement, including Section 5.1 above, performance by Certen of its obligations under this Agreement will not infringe upon or violate any laws or regulations or any rights of third parties, including, but not limited to, infringement or misappropriation of Intellectual Property Rights, in a manner that has a material adverse effect on the BCH Companies' ability to benefit from such performance;

      d. Certen is duly organized, validly existing and in good standing under the laws of Canada; and

      e. Certen is in full compliance with the Personal Information Protection and Electronic Documents Act (Canada).

14.2  OF BELL. Bell hereby covenants, represents and warrants to Certen that:

      a. the execution and delivery by Bell, and the performance by the BCH Companies, of this Agreement and other documents to which Bell is a signatory (excluding the Transition Agreement) in connection with the matters referred to herein do not require the approval or consent of any other person and do not and will not result in any material breach of any agreement to which the BCH Companies are a party or by which it is bound;

      b. any waivers, consents, or rights [**] (including such right or similar rights under any agreement between the BCH Companies and [**]) have been materially complied with, do not limit or contradict this Agreement, and do not (and will not) adversely affect the rights of, or create new obligations for, Certen, including but not limited to any adverse effect following a Change in Control of Certen;

      c. the execution, delivery and performance by the BCH Companies of this Agreement and other documents to which it is a signatory (excluding the Transition Agreement) in connection with the matters referred to herein have been duly authorized by all necessary action, and constitute legal, valid and binding obligations of the BCH Companies, enforceable against the BCH Companies in accordance with their respective terms;

      d. performance by the BCH Companies of their obligations under this Agreement will not infringe upon or violate any laws or regulations or any rights of third parties, including, but not limited to, infringement or misappropriation of Intellectual Property Rights, in a manner that has a material adverse effect on Certen's ability to benefit from such performance; provided that the BCH Companies do not make this representation with respect to the Sympatico assets developed by Amdocs and third party licenses, which include a warranty and indemnity by the third party licensor against intellectual property infringement;

      e. the BCH Companies are duly organized, validly existing and in good standing under the laws of Canada;

      f. the rights (including Intellectual Property Rights) to the Systems, assets, documents, and/or materials transferred by the BCH Companies under Section 5.1 are (i) the same or substantially the same rights (including Intellectual Property Rights) to Systems, assets, documents, materials, or services relating to the Legacy Systems, as applicable, used by the BCH Companies immediately prior to the Effective Date; (ii) all that are materially required and relevant in order for Certen to provide the Services and perform its other obligations under this Agreement with respect to the Legacy Systems, and such Systems, assets, documents, materials and services are sufficient to conduct the Services in the manner that is satisfactory to the BCH Companies; and (iii) transferred to Certen free and clear of any Liens (as such term is defined in the Asset Transfer Agreement); and

      g. the BCH Companies are in full compliance with the Personal Information Protection and Electronic Documents Act (Canada).

14.3  SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

      a.    The representations and warranties of Certen contained in Section
            14.1 shall survive the execution and delivery of this Agreement for a period of [**] years from the date hereof and, notwithstanding the execution and delivery of this Agreement and any inspection or inquiries made by or on behalf of Bell, shall continue in full force and effect for the benefit of Bell, after which time Certen shall be released from all obligations in respect of such representations and warranties except with respect to any Claims asserted by Bell in writing (setting out in reasonable detail the nature of the Claim and the approximate amount of such Claim) before the expiration of such period.

      b. The representations and warranties of Bell contained in Section 14.2 shall survive the execution and delivery of this Agreement for a period of [**] years from the date hereof and, notwithstanding the execution and delivery of this Agreement and any inspection or inquiries made by or on behalf of Bell, shall continue in full force and effect for the benefit of Certen, after which time Bell shall be released from all obligations in respect of such representations and warranties except with respect to any Claims asserted by Certen in writing (setting out in reasonable detail the nature of the Claim and the appropriate amount thereof) before the expiration of such period.

SECTION 15. NOTICES

15.1 Any notice, demand or other communication which under the terms of this Agreement or under any statute must or may be given or made by Certen or the BCH Companies shall be in writing and shall be given or made, all in readable form to the recipient, by hand delivery, telegram, tested telex, confirmed facsimile, electronic mail or similar communication or by certified or registered mail addressed to the respective Parties as follows:

      If to Certen, to:

            CERTEN INC.
            160 Elgin Street, Suite 1770
            Ottawa, Ontario
            Attention:  Chief Executive Officer

            Telephone: (613) 781-2959
            Fax: (613) 781-8965
            E-mail: sal.iacono2@certen.ca

      If to Bell, to:

            BELL CANADA
            483 Bay Street - 6N
            Toronto, Ontario
            M5G 2E1
            Attention: Eugene Roman, Group President-Systems and Technology
            Telephone: (416) 581-4744
            Fax: (416) 979-3128
            E-mail: eugene.roman@bell.ca

      and to:

            BELL CANADA
            1000 rue de La Gauchetiere ouest
            Suite 4100
            Montreal, Quebec
            H3B 5H8
            Attention: Martine Turcotte, Chief Legal Officer

            Telephone: (514) 870-4637
            Fax: (514) 870-4877
            E-mail: martine.turcotte@bell.ca

      Such notice, demand or communication shall be deemed to have been given or made when delivered in person or when received by confirmed telegram, facsimile, or other similar communication or five (5) Business Days after having been deposited, postage prepaid certified or registered mail in the Canada or US mail, as the case may be. Any notice, demand or communication to a person other than the persons set forth in this Section 15 shall be null and void and shall not be considered sufficient notice to bind the receiving Party. The above addresses may be changed at any time by giving prior written notice as above provided.

SECTION 16. CONFIDENTIAL INFORMATION

16.1 Subject to this Section 16, each Party agrees to preserve in confidence and secrecy all Confidential Information of the other Party and will not use same for its own purposes except for the sole purpose of fulfilling its obligations under this Agreement and will not reveal the content or existence of such Confidential Information to Persons not authorized in writing by such other Party to receive the same and will take all reasonable security precautions necessary to prevent unauthorized Persons from obtaining such Confidential Information. The recipient of the Confidential Information agrees to use the same care and discretion to avoid disclosure, publication or dissemination of Confidential Information as it uses with its own similar information that it does not wish to disclose, publish or disseminate, and in any event, shall exercise a reasonable degree of care with respect to Confidential Information provided by the other Party. Notwithstanding the foregoing, a Party (the "DISCLOSING PARTY") may disclose such information to any of its approved agents or subcontractors involved in the performance of a Party's obligations under this Agreement, with the prior written consent of the other Party, such consent not to be unreasonably withheld, if such disclosure is necessary to permit the approved agent or subcontractor to perform its duties hereunder, provided that: (i) any disclosure to such agents or subcontractors shall be under terms and conditions set forth in the respective non-disclosure agreements of the Parties, in accordance with Sections 16.15 and 16.16, as applicable, below; and (ii) the Disclosing Party shall take all necessary action to ensure compliance with such terms and conditions by any such agent or subcontractor; and (iii) the Disclosing Party shall assume responsibility for any unauthorized disclosure of Confidential Information by such agent or subcontractor. Notwithstanding the foregoing, a Party may disclose Confidential Information to those employees of its Affiliates who require such Confidential Information for the purposes of this Agreement. Notwithstanding any other revision of this Agreement, this Section 16 shall survive termination of this Agreement and continue thereafter.

16.2 Neither Party shall make, nor permit to be made, whether by photocopy or otherwise, any copies, abstracts or summaries of any of the other Party's Confidential Information except in pursuance of its obligations under this Agreement.

16.3  The obligations in Sections 16.1 and 16.2 shall not apply to:

      a. Confidential Information that has been published or has otherwise entered the public domain without a breach of this Agreement;

      b. Confidential Information that is acquired on a non-confidential basis from third parties who did not have an obligation of confidentiality owing to the Party which owns the Confidential Information;

      c. Confidential Information that was already in the receiving Party's possession or was known to the receiving Party before the date disclosed to them by the Disclosing Party; or

      d. Confidential Information that is independently developed by the receiving Party without the use of the Confidential Information.

      The burden of proof in respect of any exception in Section 16.3 shall be upon the Party seeking to rely on the exception.

16.4  It is not a breach of this Agreement to:

      a. disclose Confidential Information that is required to be disclosed by law, judicial or arbitration process or by governmental authorities so long as the Party proposing to so disclose provides the other Party with reasonable prior notice of such requirement in order to permit the other Party to interpose an objection or seek an appropriate order to prevent or limit disclosure; or

      b. disclose Confidential Information that is disclosed with the prior written consent of the other Party.

16.5 Each Party acknowledges and agrees that, in the event of breach of any provision of Section 16 of this Agreement by it or by its agents or subcontractors, the other Parties may be irreparably harmed and entitled to equitable relief, including injunction, in addition to any right at law to damages in respect of any harm arising from such breach.

16.6 Each Party acknowledges and agrees that no license is hereby granted directly or indirectly under any patent, trade secret, trademark or copyright now held by, or which may be obtained by or which is or may be licensable by the Disclosing Party with respect to Confidential Information. Unless expressly provided herein, this Agreement shall not be construed as granting or conferring any rights by license or otherwise, express or implied, for any invention, discovery or improvement made, conceived or acquired prior to or after the date of this Agreement.

16.7 This Agreement shall be considered Confidential Information for the purposes of this Section 16, except that the Agreement can be disclosed to each Party's bankers, directors, officers, accountants, lawyers, financial analysts and other advisors and consultants, subject to the confidentiality obligations under this Section 16. This Agreement may also be disclosed in confidence to a relevant regulatory agency pursuant to an order or directive to such effect, subject to Section 16.4a above.

16.8 All material subcontracts or material agency contracts together with any other contracts entered into between Certen and third parties material to the provision of the Services shall contain confidentiality provisions, as reasonably requested by the BCH Companies. For the purposes of this
      Section 16.8, whether a subcontract or agency contract is "material" shall be determined by Bell, with reference not to the monetary value of the relevant subcontract or contract but to the third party's access or potential access to Confidential Information of the BCH Companies and/or by the strategic value of such subcontract or contract to the provision of the Services.

16.9 Each Party agrees to promptly return to the Disclosing Party, upon its request, or certify as destroyed all Confidential Information of the Disclosing Party in whatever form, including all electronic and magnetic copies and notes thereof, regardless of whether such Confidential Information was made or compiled by the receiving Party or furnished by the Disclosing Party.

16.10 Notwithstanding anything herein to the contrary, Certen hereby agrees to maintain as Confidential Information and to cause its agents, employees and subcontractors to do likewise, all information concerning or in any way related to the BCH Companies' customers and all Databases and updates thereto provided by the BCH Companies, regardless of whether same was disclosed to Certen or a third party by the BCH Companies, or directly by customer, in confidence in accordance with the obligations set forth in the Personal Information Protection and Electronic Documents Act (Canada) and Sections 16.3a), (b), (c) and (d) even if, a priori, any of the provisions of subsection 16.3 would apply.

16.11 Certen's possession of the BCH Companies' Confidential Information, through recording, analyzing, copying, collecting, compiling, tabulating or performing similar functions with such Confidential Information does not mean that such Confidential Information is "already lawfully known" to Certen, or "independently developed, produced or generated" by Certen within the meaning of subsection 16.3.

16.12 The BCH Companies' possession of Certen's Confidential Information, through recording, analyzing, copying, collecting, compiling, tabulating or performing similar functions with such Confidential Information does not mean that such Confidential Information is "already lawfully known" to the BCH Companies or "independently developed, produced or generated" by the BCH Companies within the meaning of subsection 16.3.

16.13 Certen shall exclusively use Confidential Information for the purposes of providing the Services as provided for under this Agreement and the BCH Companies shall exclusively use Confidential Information for the purposes of receiving the Services as provided for under this Agreement.

16.14 Certen agrees to conduct an annual review of the BCH Companies' "code of business conduct" including its policy respecting conflicts of interest with its employees, approved agents, or subcontractors involved in the performance of obligations under this Agreement and implement within its operations, also on an annual basis, a code of business conduct similar thereto.

16.15 Any subcontractors, agents, or other third parties of the BCH Companies who have a need to know or may have access to Certen's Confidential Information shall first sign the non-disclosure agreement in the form attached as Exhibit P1; provided that any such subcontractor or third party which works for or on behalf of a competitor of Certen shall first sign the non-disclosure agreement in the form attached as Exhibit P2.

16.16 Any subcontractors, agents, or other third parties of Certen who have a need to know or may have access to the BCH Companies' Confidential Information shall first sign the non-disclosure agreement in the form attached as Exhibit Q1; provided that in respect of any such subcontractor or third party which works for or on behalf of a competitor of the BCH Companies, the prior written consent of Bell must be obtained and the subcontractor or third party must first sign the non-disclosure agreement in the form attached as Exhibit Q2.

SECTION 17. INDEMNITY

17.1 MUTUAL INDEMNITIES. Each Party (the "INDEMNIFIER") shall at all times defend, indemnify and hold harmless, both before the expiration or termination of this Agreement and thereafter, the other together with that other Party's respective officers, directors, servants, agents, and employees (together the "INDEMNIFIED PARTIES") from and against any allegations, claims, actions, proceedings, judgements and liabilities, losses, damages, costs and expenses, including reasonable legal fees and expenses (collectively "CLAIMS") incurred by or rendered against any or all of the Indemnified Parties by reason of damage to tangible property and injuries, including death, to all persons, arising from any occurrence caused by any negligent act or omission or willful misconduct of, or breach of any obligation, law or regulation by the Indemnifier, or its agent(s) and subcontractor(s) thereof related to the performance of this Agreement. The aforesaid indemnity shall also apply to any Claim on account of any unauthorized disclosure or use of Confidential Information, whether by Certen or the BCH Companies or any agent or any employee of any of them.

17.2 INDEMNIFICATION OBLIGATIONS OF CERTEN. Certen agrees to indemnify, defend and hold the BCH Companies and their respective officers, directors, employees, agents, successors and assigns harmless from and against any and all Losses incurred by the BCH Companies arising from or in connection with any claims of infringement or misappropriation made against the BCH Companies of any patent, or any copyright, trademark, service mark, trade name, trade secret or similar proprietary rights conferred by contract or by common law or by any law of Canada or any other state, alleged to have occurred because of equipment, systems, products or other resources or items provided to the BCH Companies by Certen; provided, however, that Certen will have no obligation with respect to any Losses to the extent the same arise out of or in connection with (i) the BCH Companies' modifications of a program or a machine or the BCH Companies' combination, operation or use with devices, data or programs not furnished by Certen or its subcontractors; (ii) any Systems, assets, documents, materials or items transferred by the BCH Companies to Certen in accordance with this Agreement, including Section 5.1 above.

17.3 INDEMNIFICATION OBLIGATIONS OF BELL. Bell agrees to indemnify, defend and hold Certen, its officers, directors, employees, agents, successors and assigns harmless, in accordance with the terms and conditions of this Agreement, from and against any and all Losses incurred by Certen, arising from or in connection with:

      a. Intellectual Property. Any claims of infringement or misappropriation made against Certen of any patent, or any copyright, trademark, service mark, trade name, trade secret or similar proprietary rights conferred by contract or by common law or by any law of Canada, alleged to have occurred because of any Systems, Software, assets, documents, specifications to Develop Code, materials or any other products or other resources or items provided to Certen by the BCH Companies hereunder, including the [**] Software set out in Section 5.2 (other than the Sympatico assets developed by Amdocs and third party licenses, which include a warranty and indemnity by the third party licensor against intellectual property infringement, transferred to Certen in accordance with Section 5.1 above);

      b. Failure to Obtain Required Consents. Subject to Section 4.2, any failure by the BCH Companies to obtain the Required Consents in accordance with Section 4 above;

      c. Pre-Effective Date Duties. Subject to Section 4, any duties or obligations, including financial obligations, occurring prior to the Effective Date of the BCH Companies, arising out of or in connection with any third party agreement, or with respect to the carrying out of the services (replaced by the Services) prior to the Effective Date; and

      d. Failure to Comply with PIPEDA. Any failure by any BCH Company to comply with the requirements of the Personal Information Protection and Electronic Documents Act (Canada).

SECTION 18. DISPUTE RESOLUTION

18.1  RESOLUTION BY NEGOTIATION:

      a. Except as set forth below, Certen and the BCH Companies agree to promptly utilize all reasonable efforts to resolve any controversy, claim or dispute, whether arising during the Term or, with respect to obligations which survive termination or expiration of this Agreement, at any time after the expiration or termination of this Agreement, relating to the interpretation, validity, construction, meaning, performance or effect of this Agreement or the rights or liabilities of the Parties or any matter arising out of or in connection with this Agreement (a "DISPUTE").

      b. If a Dispute cannot be resolved by mutual agreement within a [**] period from receipt of written notification by one Party to the other (which notice shall set forth full details of the matter in dispute), either Party may refer the Dispute to resolution by the Executive Prime of Certen as Certen shall decide and the Executive Prime of the BCH Companies (or such other officer of the BCH Companies succeeding to that title), such resolution to occur within a further [**] period of the referral of the matter to these two executives

18.2 ARBITRATION. Subject to Section 3.9.3 of Exhibit C-1 and Section X of Exhibit C-2, any Dispute (other than any Dispute with respect to Section
      12.4 of this Agreement) that has not been resolved within the second [**] period described in Section 18.1, shall be submitted for arbitration in accordance with the laws of Ontario then in effect and the provisions contained herein, it being understood that such forum shall have exclusive jurisdiction to deal with such matters.

      a. The arbitration procedure shall be instituted by any Party by the sending of a written notice to that effect to the other Party setting forth a description of the Dispute and, if appropriate, the provision of this Agreement as to which such matter relates (the "NOTICE OF ARBITRATION"). Any arbitration to be conducted under this
            Section 18 shall be conducted by a single arbitrator (the "ARBITRATOR") chosen by the Parties to the arbitration within [**] following the Notice of Arbitration. The Arbitrator shall have a minimum of five (5) years experience in the relevant subject matter of the dispute. In the event that the Parties fail to agree upon the appointment of the Arbitrator within the stipulated delay, then the Arbitrator shall be selected and appointed at the request of either Party in accordance with the Arbitration Act (Ontario). The arbitration shall be conducted in the English language.

      b. As soon as practicable after his/her appointment, the Arbitrator shall convene a meeting or a telephone conference call with the BCH Companies and Certen or their representatives to determine the procedure to be followed in the arbitration. If the Parties cannot agree on the procedure to be followed, the Arbitrator shall, subject to the other provisions of this Section 18, determine his/her own procedure, which may or may not require the submission of written arguments by the Parties or the holding of hearings. In any event, the Parties agree that any arbitration hearing shall take place in the Province of Ontario.

      c. Both Certen and the BCH Companies shall [**] their respective obligations under this Agreement during any [**], with the exception of the obligations of any Party to [**] hereunder when (and only to the extent that) the subject matter of the arbitration concerns such Party's [**], provided that the Arbitrator may [**] of any provision of this Agreement to which the subject matter of the arbitration relates if he/she deems such [**] necessary in the circumstances for the purposes of giving full effect to this Agreement, including this
            Section 18.

      d. The Parties to the arbitration shall be entitled to be represented at any arbitration hearing by legal counsel and to be accompanied by an interpreter.

      e. Notwithstanding the provisions of this Section 18, if any of the Parties hereto believes that it is entitled to any provisional measure or injunctive relief, such Party shall be entitled to seek such measure or injunctive relief through civil action before any court having jurisdiction.

      f. The Arbitrator shall be entitled to appoint an expert, if necessary, subject to agreement of the Parties. Any costs or fees charged by experts shall form part of the costs of the arbitration and be paid in the manner hereinafter contemplated.

      g. The Arbitrator shall endeavour to render his/her decision (the "ARBITRATION AWARD"), within thirty (30) days following the date of commencement of the deliberation, but shall not lose jurisdiction by reason of his/her failure to respect this delay. The Arbitration Award must be made in writing stating the [**] and a copy thereof must be delivered to each Party to the arbitration. The Arbitrator, in the Arbitration Award, shall apportion costs and expenses in the manner he sees fit, taking into consideration the intent of the Parties as set forth in paragraph h. below.

      h. The intent of the Parties is to have the Party who is [**] and [**] for the time and [**] arbitration to be required to [**] for the [**] thereof in order that each Party has significant [**] incentive to work together to resolve any differences that may arise between them.

      i. The Arbitration Award shall be final and binding upon the Parties to the arbitration for all purposes and shall preclude, in respect of the subject matter in dispute, any further or other recourse to any Court otherwise having jurisdiction.

SECTION 19. INSURANCE

19.1 Certen covenants, represents and warrants that has it taken out and will maintain in force for the duration of the Term insurance policies, on customary, industry standard terms, which cover E&O claims and the other possible claims which may be insured against through the policies listed below:

      a. Workers' Compensation insurance as prescribed by the law of the provinces or nation in which the Services are performed;

      b. Comprehensive General Liability ("CGL") insurance including employer's liability for property damage, bodily injury and personal injury, including contractual liability and broad form property damage and non-owned automobile liability coverage;

      c. Errors & Omissions Liability ("E&O") Insurance including liability for errors, omissions or/and negligent acts arising from the provision of Services under this Agreement; and

      d.    Automobile Liability insurance for owned and leased motor vehicles.

19.2 The CGL, E&O and Automobile Liability insurance policies shall each, either alone or combined with excess liability (umbrella) insurance policies, have an insured limit per claim of $[**];

19.3 The CGL insurance policy shall designate the BCH Companies as an additional named insured for insured claims to the extent caused by the negligence of Certen, its sub-contractors, agents and employees. The CGL insurance policy shall have a cross-liability and severability of interests clauses.

19.4 Certen shall annually furnish to Bell, insurance certificates evidencing its E&O, CGL, and automobile liability insurance polices, and each policy's insured limit. The certificates shall identify the BCH Companies as additional named insured on the CGL insurance policy to the extent of negligence of Certen, its sub-contractors agents and employees, and record Certen's property insurance policies and their agreement to waive subrogation rights against the BCH Companies.

19.5 The BCH Companies shall be notified in writing at least thirty (30) days prior to cancellation of or any material change in any of the foregoing policies. If any such policy is so cancelled, the BCH Companies may, in its discretion, take out and maintain any such insurance and obtain reimbursement therefor from Certen.

19.6 Notwithstanding the foregoing provisions of this Section 19, the type and level of insurance coverage maintained by Certen as of the Amendment Effective Date shall be deemed to fully satisfy the requirements of this Section for the period of one (1) year from the Amendment Effective Date.

SECTION 20. RELATIONSHIP/INDEPENDENT CONTRACTOR

20.1 Certen is an independent contractor and has and hereby retains the right to exercise full control of and supervision over its own performance of the Services under this Agreement, and retains full control over the employment, direction, compensation and discharge of all employees assisting in the performance of such obligations. Neither Certen nor its employees or agents shall be deemed to be the BCH Companies' employees or agents. It is understood that Certen is an independent contractor for all purposes and at all times. Certen is wholly responsible for withholding and payment of all applicable federal, provincial and local income and other payroll taxes with respect to its employees, including contributions from them as required by law.

20.2 Bell may reject any Certen personnel for reasons relating to the substandard performance or inappropriate behavior of such personnel which compromises the performance of the Services by Certen by providing written notice of rejection (for the purposes of this section, the "REJECTION NOTICE") and the reasons therefor in reasonable detail, to Certen. If requested by Bell, Certen shall furnish a suitable replacement with similar qualifications, experience, skill and abilities, as soon as reasonably practicable and subject to Bell's reasonable approval. The following shall apply to such rejection and replacement of Certen's personnel:

      a. upon Certen's receipt of a Rejection Notice, Certen and Bell will agree upon the time frames for removing the relevant personnel from the relevant project or service;

      b. in the event the rejected Certen personnel has not commenced to provide Services for Bell prior to Certen's receipt of the Rejection Notice, such personnel shall not commence to provide any such Services; and

      c. Bell shall pay Certen for the Services provided by such personnel until such personnel are removed from the relevant project or Service, provided that such Services have otherwise been accepted by Bell in accordance with this Agreement.

Notwithstanding anything to the contrary herein, Certen will remove any rejected personnel as soon as reasonably practicable following Certen's receipt of the Rejection Notice, in the event that non-removal of such personnel constitutes a significant threat to any Project, the Services or any Persons.

20.3 Nothing in this Agreement shall be construed as establishing a partnership, joint venture or employer-employee or principal and agent relationship (except where otherwise expressly stated) between Certen on the one hand and the BCH Companies on the other hand. Each Party hereto is independent and may not, at any time or in any manner whatsoever, bind or oblige the other except as may be expressly provided for in this Agreement.

SECTION 21. TERMINATION

21.1  CONVENIENCE - GENERALLY.

      a. Subject to the other provisions of this Agreement, Bell may terminate this Agreement for convenience upon at least one (1) year prior written notice to Certen. If Bell terminates this Agreement prior to the expiration of the Initial Term, Bell agrees to pay Certen on the effective date of the termination specified in the notice of termination, the termination charge to be calculated in accordance with this Section 21.1, which the Parties agree is Bell's sole and exclusive liability for such termination. Bell shall pay Certen, within ten (10) Business Days from the effective date of termination, (a) the termination charges corresponding to the year in which the notice of termination is provided by Bell, as set forth in the chart below; and (b) any damages, fees, costs, charges, penalties and expenses (collectively, "COSTS") required to be paid by Certen as a result of terminating any third party contracts arising out of the termination for convenience of this Agreement by Bell, subject to Certen's obligation to make reasonable efforts to mitigate such Costs:

   YEAR IN WHICH NOTICE OF
TERMINATION FOR CONVENIENCE IS
         GIVEN BY BELL                                            Termination Charge
         -------------                                            ------------------
              1                                                       CA$[**]
              2                                                       CA$[**]
              3                                                       CA$[**]
              4                                                       CA$[**]
              5                                                       CA$[**]
              6                                                       CA$[**]
             7-9                                                 CA$[**] on the first
                                                                  month of the 7th.
                                                                 Year and decreasing
                                                                 monthly, until the
                                                                 end of this 36-month
                                                                 period, in CA$ [**]
                                                                 increments.

            The Parties agree that the termination charge listed in the right hand column above is a genuine pre-estimate of damages and does not constitute a [**]. The termination charge is to be paid without deduction or set off on account of mitigation. Certen is under no obligation to mitigate damages represented by the termination charge. This provision shall not derogate from Certen's obligation to mitigate Costs, as set forth above in this Section.

            If Bell [**] the Initial Term for the [**] period set out in Section 3 above, the parties will [**] any termination for convenience charges applicable during such [**] period.

      b. Notwithstanding Section 21.1a above, Bell's right to terminate this Agreement for convenience shall not apply for the [**] period following the Amendment

            Effective Date. For greater certainty, Bell may provide notice of termination to Certen as specified in Section 21.1a during such [**], provided that such termination will not become effective prior to the end of such [**] period.

21.2 MATERIAL BREACH. Upon written notice, either Party may terminate this Agreement, without charge to the terminating Party, in the event of a material breach by the other Party. The Party seeking termination will provide the other Party with prior written notice of such material breach and a [**] opportunity to cure same. If the nature of any non-monetary breach is such that it would be unreasonable to expect a cure within the [**] period, the breaching Party shall be given an additional [**] to cure such breach. In the event that a material breach is not cured within the period specified above after delivery of the notice, the non-breaching Party, after fully complying with the [**] above (subject to Section 3.9.3 of Exhibit C-1 and Section X of Exhibit C-2), may terminate this Agreement, which termination shall be effective, as of a date specified in such notice of termination, but in no event earlier than the expiration of the cure period required by this Section. In addition, Bell retains the right to terminate this Agreement on grounds expressly set forth in Exhibit C-1 and Exhibit C-2. The terminating Party shall have all rights and remedies generally afforded by law or equity, subject to the limitations expressed in this Agreement.

21.3 TRANSITION-OUT. It is the intent of the Parties that at the expiration or termination, for any reason whatsoever, of this Agreement, Certen will Cooperate with the BCH Companies to assist with the orderly transfer of the Services, functions and operations provided by Certen hereunder to another services provider or the BCH Companies themselves, all as set forth in Exhibit J (Transition-Out Planning and Services).

21.4 INSOLVENCY. Without prejudice to any other rights at law or in equity or as otherwise contemplated in this Agreement, any Party shall have the right to terminate this Agreement, by written notice if the other (or, in the case of Certen, any company which directly or indirectly controls it) shall: (a) apply for or consent to the appointment of, or the taking or possession by a receiver, custodian, trustee or liquidator of it or all or a substantial portion of its property, whether pursuant to the laws of Canada or any province therein or of the United States of America or any state thereof or any other jurisdiction; (b) make a general assignment for the benefit of creditors or any assignment in violation of Section 27; or
      (c) commence a voluntary assignment or has an involuntary assignment or petition commenced against it under the Bankruptcy and Insolvency Act (Canada) or any similar legislation or statutory relief whether pursuant to the laws of Canada or any province therein or of the United States of America or any state thereof or any other jurisdiction. In any such event, the Party exercising the foregoing right to terminate shall promptly notify the other Parties in writing of its intent to terminate this Agreement, and such termination shall be effective upon the date specified in such notice.

21.5 CHANGE IN CONTROL OF CERTEN. Certen shall obtain the prior written consent of Bell to any acquisition, directly or indirectly, by a [**] within the Territory of [**]% or more of the voting securities of Certen. If, without first obtaining the written consent of Bell: (i) a [**] in the Territory acquires, directly or indirectly [**]% or more of the voting securities of Certen, or (ii) Certen is merged or amalgamated with or into any Person that is a [**] in the Territory to form a new Person, then, at any time after the first to occur of such events but not later than [**] after the last to occur of such events, Bell shall have the right to terminate this Agreement, without charge to Bell (including, for greater certainty, any payment under Section 21.1), by delivering to Certen written notice.

21.6  TERMINATION FOR A FORCE MAJEURE EVENT.

      a.    if:

            (i) a Force Majeure Event has occurred resulting in a cessation of the Services and continues for a period of 30 days or in the case of a labour strike or other material labour disruption, 180 days, and Bell has delivered to Certen a Declaration of Cessation; and

            (ii) within three days after the delivery of the Declaration of Cessation, Certen has been unable to recommence performance of such Services itself or directly engage an alternate source which has commenced performance of such Services, then Bell may terminate this Agreement by delivering to Certen a termination notice on not less than 24 hours notice at any time prior to or on the effective date of termination specified in the notice.

21.7 OBLIGATION TO PAY FOR SERVICES RENDERED PRIOR TO TERMINATION. In the event of any termination of this Agreement in accordance with the terms hereof, Bell shall pay Certen for Services rendered prior to the actual date of termination (which amount shall be substantiated with proof reasonably satisfactory to Bell); provided, however, that payment of any amounts by Bell shall be subject to rights of [**] and counterclaim and any and all other legal and equitable rights and remedies available to Bell, subject to the limitations expressed in this Agreement.

21.8 TERMINATION NOT IN LIEU OF OTHER REMEDIES. Termination of this Agreement by a Party shall not deprive such Party of any of its rights, remedies or actions against the other party in law or in equity, subject to the limitations expressed in this Agreement.

21.9 RETURN OF CONFIDENTIAL INFORMATION. Within [**] of termination of this Agreement and the end of the Transition-Out Period under the Transition-Out Work Plan each Party will return to the other all Confidential Information of the other Party disclosed for the purposes of or pursuant to this Agreement.

SECTION 22. ORDERLY TRANSITION-OUT ON TERMINATION OR EXPIRY

22.1  If this Agreement is terminated or expires for any reason whatsoever then:

      a. the Transition-Out Plan and related services as contemplated in Exhibit J of this Agreement, shall be implemented;

      b. Bell shall be responsible for payment for the Services rendered during the Transition-Out Period in accordance with the Transition-Out Plan unless otherwise expressly provided for to the contrary;

      c. Certen and Bell shall cooperate in good faith to bring about a smooth and orderly transition-out according to the time lines and deadlines agreed to by Certen and by Bell, both acting reasonably; and

      d. Certen and Bell shall utilize reasonable efforts to minimize the costs associated with the implementation of the Transition-Out Plan.

22.2 Except as otherwise provided for in this Agreement or in Exhibit J, if this Agreement terminates or expires, each of Certen and Bell shall be responsible for [**] incurred as a result of the implementation of the Transition-Out Plan and the termination or expiration of this Agreement.

22.3 Certen agrees that its 2003 annual report shall be prepared in accordance with those accounting principles which are recognized as being accepted in Canada from time to time as set out in the handbook published by the Canadian Institute of Chartered Accountants, consistently applied.

22.4 In order to assist in a smooth and orderly transition-out in accordance with the Transition-Out Plan, Certen shall request from lessors, vendors, suppliers and other third party contractors, that agreements that relate to Certen's provision of the Services be assignable to Bell without the consent of such lessors, vendors, suppliers and other third party contractors. Notwithstanding the foregoing, Certen shall have no liability or responsibility arising from any such agreements that are not assignable to Bell without consent.

SECTION 23. AUDIT, SECURITY

23.1 REVIEW SECURITY MEASURES. Notwithstanding any other provision of this Agreement, the BCH Companies shall have the right, upon ten (10) days prior written notice to Certen (unless in the event of an emergency, in which case the BCH Companies corporate security personnel shall have the right, (a) upon twenty-four (24) hours prior written notice to Certen, or
      (b) in the case of intentional wrongdoing, upon such prior written and/or telephone notice to Certen as is reasonably possible under the circumstances) but without disrupting Certen's operations, and subject to Certen's reasonable access security requirements (as the case may be), to make visits, during normal business hours (except in the event of emergency situations as described above), to any of Certen's premises to inspect the Services being performed and the equipment and materials furnished by Certen in performing the Services solely to review security measures respecting the Services, data respecting the customers of the BCH Companies and/or the Database. If deficiencies are identified by the BCH Companies or the performance is not in compliance with Exhibit K, Certen shall promptly take such action as may be necessary or desirable to bring the performance into compliance, all at Certen's expense. At the BCH Companies' reasonable request, reasonable assistance shall be provided by Certen in identifying, tracking and closing security exposures. Certen's obligations set forth in the Agreement shall not be compromised or otherwise diminished regardless of the action or non-action of the BCH Companies with respect to the aforesaid right of the BCH Companies to visit Certen's premises. The BCH Companies will allow access at all times to its facilities on Certen's premises for the purposes of installation and maintenance of Certen's interfacing facilities.

23.2 BOOKS AND RECORDS. Certen shall keep, in accordance with Canadian generally accepted accounting principles, books, statements, accounts and records pertaining to this Agreement and the Services. Certen shall preserve the books, statements, accounts and records for a period of [**] following the expiration or termination of this Agreement, or any other shorter period if allowed under applicable law.

23.3  a.    Annual Audit Plan. The BCH Companies shall propose to Certen, and the Parties shall mutually agree upon, an annual written audit plan
            (for all the BCH Companies), as same may be amended from time to time by the agreement between the Parties. The proposed annual written audit plan shall be initially provided to Certen at least forty-five (45) days prior to the commencement of each calendar year
            (the "AUDIT PLAN"). The BCH Companies' initial proposal for the
            Audit Plan shall specify, among other things, (i) the reasonable audit requirements of the BCH Companies for such year (i.e., reasonable in terms of frequency, duration, timing and scope);
            (ii) the areas to be audited over the calendar year, provided that no area shall be audited more than [**]; and (iii) the BCH
            Companies' estimate of the resources required by the BCH Companies in the performance of such audits, and in consultation with Certen the resources required by Certen in the provision of reasonable assistance to the BCH Companies with respect to such audits.

      b. Audit Rights. All audits conducted by the BCH Companies in accordance with this Section 23.3 shall be at the BCH Companies' cost and expense. Subject to the agreed Audit Plan, the BCH Companies shall have the right, upon request, to appoint an independent auditor or auditors or Bell's internal auditor or auditors, who shall be given access in accordance with the Audit Plan, and subject to each external auditor's signing a reasonable and appropriate confidentiality agreement, to the books, statements, accounts, records, Systems and documentation of Certen relating directly to this Agreement, and Certen employees relating to the performance of the Services by Certen, and the premises where same are located. Such access shall be for the sole purposes of determining compliance with all the terms of this Agreement to verify, among other matters:

            (i) the accuracy of Certen's charges and invoices to Bell under the Agreement;

            (ii) the accuracy of any reports that Certen is obligated to provide to Bell hereunder;

            (iii) that Services are being provided in accordance with this
                  Agreement;

            (iv) the adequacy and sufficiency of Certen's loss control program in respect of operational risks;

            (v) the amount of any compensation payments and cost increases pursuant to Section 4 of Exhibit B (Fees) (the audit applicable to this item shall be performed by an independent third party auditor);

            (vi) compliance with the control and security measures relating to the Systems, the BCH Companies Data, Intellectual Property and the obligations of Certen and its sub-contractors hereunder relating thereto, as specified in Exhibit K; and

            (vii) the completeness and accuracy of any/all changes to BCH
                  Companies billing data, related Systems, processes and/or applications, including the process for, and management controls over, the introduction of such changes.

      c. Certen to Provide Reasonable Assistance. Certen shall provide Bell with all reasonable assistance for the matters referred to in this
            Section 23.3 [**] Bell; provided, however, that if Certen is requested to provide assistance to an extent which is not reasonable or standard, Certen shall so advise Bell and Bell shall have the option of reducing such assistance to a reasonable level which is mutually acceptable to the Parties or of paying Certen [**] such additional efforts. Except as provided in Section 23.3(b)(v), the BCH Companies shall have no right to audit any cost or pricing data, the composition of rates or fees invoiced, records and information pertaining to any other client or Certen's accounting policies or practices. Following the delivery to Certen of an audit or assessment report or security review produced in accordance with
            Section 22.1 above and this Section 23.3, Certen will take timely corrective action in respect of any deficiencies, identified by the audit or assessment, [**] to the BCH Companies (subject to Section
            5.11 of this Agreement), to the extent such deficiencies relate to the delivery of the Services and were substantially caused by Certen. Such action shall be documented in a formal action plan and provide a sufficient level of detail, including as a minimum:

                  -     description of the deficiency or finding;

                  - description of the action taken or proposed to be taken to resolve the deficiency or finding;

                  - an implementation schedule with specific completion dates for each action item.

      All such action plans shall be submitted in writing by Certen to the BCH Companies within a reasonable period from the date of delivery to Certen of the audit or assessment report. Quarterly status reports shall be provided by Certen to the BCH Companies regarding all outstanding deficiencies until such deficiencies are resolved to the satisfaction of BCH Companies, acting reasonably. In respect of critical deliveries, the Parties may agree to more frequent reporting based on severity.

      Certen shall assist the BCH Companies auditors in their endeavors to obtain assurance that audit or assessment findings have been satisfactorily addressed. In the event of disagreement between Certen and the BCH Companies regarding the need to address audit or assessment findings or the appropriate action necessary to resolve any such findings, such disagreement shall be resolved by arbitration in accordance with the dispute resolution provisions of Section 18 hereof.

23.4 SECURITY PROCEDURES. Certen shall follow and shall ensure that its employees, subcontractors, agents or other representatives follow the security procedures described in Exhibit "K", Security, Access and Interface (subject to contracts with subcontractors in effect prior to the Effective Date and which were transferred to Certen by the BCH Companies, or from which Certen benefits, in accordance with this Agreement), which references the BCH Companies' Security Standard for Computer and Access Control as may be amended, reasonably, from time to time by the mutual written consent of the parties; provided that any material additional costs resulting from such an amendment shall be dealt with in accordance Change Order Process, with any disagreement to be resolved by arbitration in accordance with the dispute resolution provisions of Section 18 hereof. Certen may request the BCH Companies' consent to vary from these standards as may be reasonably required, which consent shall not be unreasonably withheld. The BCH Companies will follow and shall ensure that their employees, subcontractors, agents or other representatives follow Certen's security policy whenever visiting Certen's operations.

23.5 PIPEDA. Each Party, its agents and subcontractors and all employees or other representatives of any of them shall comply with the Personal Information Protection and Electronic Documents Act (Canada). In the event of any change, modification or adoption of a new provision to the said Act from the present version in effect on the date of this Agreement, the BCH Companies shall request that Certen provide an estimate of the reasonable additional costs and expenses that would be incurred by Certen to do same and time required to implement same together with supporting documentation to justify the estimate. The BCH Companies shall then decide whether Certen shall effect same and if the BCH Companies does so decide Certen shall implement same and the BCH Companies shall reimburse Certen's reasonable and pre-approved expenses incurred in so doing.

SECTION 24. NON-SOLICITATION

24.1 Unless otherwise agreed by the Parties, (i) during the Term of this Agreement, each Party agrees not to solicit ([**] any of the other Party's employees or their respective subcontractors' employees who are assigned full or part-time to [**], and (ii) during the [**] period commencing on Amendment Effective Date each Party agrees [**] any of the other Party's employees or their respective subcontractors' employees who are assigned full or part-time to [**]. Notwithstanding the foregoing, a Party will not be in breach of

      Section 24.1(ii) if the employee is [**] and the employee was [**] by a Party without knowledge that the restriction under Section 24.1(ii) is applicable to such employee.

SECTION 25. LIMITATION OF LIABILITY

25.1 (A) BOTH PARTIES AGREE THAT CERTEN'S TOTAL CUMULATIVE LIABILITY, IF ANY, TO THE BCH COMPANIES OR ANY THIRD PARTY FOR DAMAGES RELATED TO THIS AGREEMENT, FOR ANY CAUSE WHATSOEVER, WILL BE LIMITED TO THOSE DAMAGES ACTUALLY PROVEN AS DIRECTLY ATTRIBUTABLE TO CERTEN, AND WILL IN NO EVENT EXCEED [**] US DOLLARS (US $[**]), LESS THE AMOUNT OF ANY PENALTY REBATES PAID OR PAYABLE TO THE BCH COMPANIES IN ACCORDANCE WITH EXHIBIT C-1 AND EXHIBIT C-2, OVER THE [**] PERIOD IMMEDIATELY PRIOR TO THE DATE ON WHICH THE APPLICABLE CAUSE OF ACTION FOR DAMAGES ARISES HEREUNDER.

      (B) BOTH PARTIES AGREE THAT BELL'S TOTAL CUMULATIVE LIABILITY, IF ANY, TO CERTEN OR ANY THIRD PARTY FOR DAMAGES RELATED TO THIS AGREEMENT, FOR ANY CAUSE WHATSOEVER, WILL BE LIMITED TO THOSE DAMAGES ACTUALLY PROVEN AS DIRECTLY ATTRIBUTABLE TO THE BCH COMPANIES, AND WILL IN NO EVENT EXCEED [**] US DOLLARS (US $[**]).

25.2 NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY (BUT SUBJECT TO THE OTHER LIMITATIONS OF LIABILITY SET FORTH IN THIS SECTION 25), THE MEASURE OF DAMAGES CLAIMED BY ONE PARTY AGAINST THE OTHER, INCLUDING ANY INDEMNITY LIABILITIES RESULTING FROM THIRD PARTY CLAIMS UNDER SECTION 17, SHALL NOT INCLUDE ANY AMOUNT FOR DIRECT DAMAGES, TO THE EXTENT THE APPLICABLE CLAIM AND THE AMOUNT DUE UNDER SUCH CLAIM IS LESS THAN [**] US DOLLARS (US$[**]).

25.3 NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, THE MEASURE OF DAMAGES CLAIMED BY ONE PARTY AGAINST THE OTHER, INCLUDING ANY INDEMNITY LIABILITIES RESULTING FROM THIRD PARTY CLAIMS UNDER SECTION 17, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 25.4 BELOW, SHALL NOT INCLUDE ANY AMOUNTS FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, ECONOMIC OR PUNITIVE DAMAGES, INCLUDING, WITHOUT LIMITATION, LOSS OF DATA, LOSS OF INCOME, LOSS OF PROFIT OR FAILURE TO REALIZE EXPECTED SAVINGS ARISING DIRECTLY OR INDIRECTLY FROM BREACH OF CONTRACT (INCLUDING FUNDAMENTAL BREACH OR OTHERWISE), NEGLIGENCE, ANY ACT OR OMISSION OF ANY PARTY OR ITS REPRESENTATIVES, OR UNDER ANY OTHER THEORY OF LAW OR EQUITY, EVEN IF THE AGGRIEVED PARTY HAD BEEN ADVISED OF, HAD KNOWLEDGE OF, OR REASONABLY COULD HAVE FORESEEN, THE POSSIBILITY OF SUCH DAMAGES. FOR THE AVOIDANCE OF DOUBT, AND BY WAY OF EXAMPLE ONLY, CONSEQUENTIAL DAMAGES CLAIMED BY A THIRD PARTY AGAINST ONE OF THE INDEMNIFIED PARTIES IS NOT

      RECOVERABLE BY AN INDEMNIFIED PARTY AGAINST THE INDEMNIFIER (EXCEPT WHERE CONSEQUENTIAL DAMAGES ARE EXPRESSLY RECOVERABLE AS PROVIDED IN SECTION
      25.4 BELOW).

25.4 THE ABOVE MENTIONED LIMITATIONS (IN SECTIONS 25.1, 25.2 AND 25.3) WILL NOT APPLY TO: (I) ANY FAILURE BY BELL TO PAY ANY ACCRUED BUT UNPAID AMOUNTS DUE AND OWING TO CERTEN PURSUANT TO THE TERMS OF THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, THE TERMINATION CHARGES DESCRIBED IN
      SECTION 21.1 ABOVE; (II) LOSSES BY EITHER PARTY FOR BODILY INJURY OR DAMAGE TO REAL PROPERTY OR TANGIBLE PERSONAL PROPERTY; AND (III) EITHER PARTY'S OBLIGATIONS TO INDEMNIFY THE OTHER FOR INTELLECTUAL PROPERTY RIGHT INFRINGEMENT AND TAX LIABILITIES; AND (IV) BELL'S BREACH OF THE [**] PROVISIONS OF SECTION 6.1 (FOR WHICH BREACH OF SECTION 6.1, BELL'S LIABILITY WILL BE LIMITED TO AN AMOUNT EQUAL TO THE TERMINATION CHARGES DESCRIBED IN SECTION 21.1 ABOVE).

25.5 CERTEN'S LIABILITY FOR THE FAULTS OF ANY SUBCONTRACTORS OR THEIR SYSTEMS WHOSE CONTRACTS WITH THE BCH COMPANIES WERE EITHER ASSIGNED TO CERTEN OR UNDER WHICH CERTEN BENEFITS (I.E., UNDER THE CORPORATE CONTRACTS LISTED IN EXHIBIT L1) IN ACCORDANCE WITH THIS AGREEMENT AND WITH RESPECT TO THE LEGACY SYSTEMS SHALL BE LIMITED TO CERTEN'S OBLIGATIONS TO PROPERLY MANAGE SUCH CONTRACTS AND SUCH PARTIES IN ACCORDANCE WITH THIS AGREEMENT. IN ADDITION, CERTEN'S INDEMNITY OBLIGATIONS HEREUNDER WITH RESPECT TO BREACHES ARISING UNDER SUCH CONTRACTS SHALL BE LIMITED TO THE EXTENT THAT CERTEN IS INDEMNIFIED AND HELD HARMLESS BY SUCH SUBCONTRACTORS FOR THE APPLICABLE FAULT OR BREACH.

SECTION 26. FORCE MAJEURE

26.1  FORCE MAJEURE.

      a. Neither Party shall be liable or deemed to be in default for any delay or failure in performance under this Agreement or the Exhibits hereto to the extent such delay or failure is directly caused by fire, flood, explosion, war, embargo, government requirement, civil or military authority, act of God, labour disruption, regulatory or legislative intervention or other similar causes beyond its control and anticipation or foreseeability and without any fault or negligence of the delayed or non-performing Party and provided that the delay or failure to perform could not have been prevented by reasonable precautions and cannot be reasonably circumvented by the non-performing Party through the use of alternate sources, work around plans or other means (including by meeting the obligations for performing disaster recovery services as described in Section
            5.10 of this Agreement) (each, a "FORCE MAJEURE EVENT").

      b. If a Force Majeure Event occurs, the non-performing Party shall be excused from further performance or observance of the obligations so affected for as long as the Force Majeure Event prevails and such Party continues to use all commercially reasonable efforts to recommence performance or observance without delay. Any Party so delayed in its performance shall immediately notify the Party to whom performance is due by telephone (to be confirmed in writing within 24 hours of the inception of such delay) and describe at a reasonable level of detail the circumstances causing such delay.

      c. The Parties acknowledge and agree that the provision of the Services to Bell under this Agreement is critical to the overall operations and financial performance of Bell and that a substantial interruption of the performance of the Services would materially and adversely affect Bell. Accordingly, if a Force Majeure Event or a Guarantee Event results in the cessation of the Services (other than due to the fault of Bell or a third party), then Bell shall notify Certen in writing stating a claim that a Force Majeure Event or a Guarantee Event has occurred (a "DECLARATION OF CESSATION"), and then the following shall apply:

            (i) Certen shall immediately begin to use all commercially reasonable efforts to engage an alternate provider (including
                  Bell) to perform such Services or recommence performance of such Services itself. Certen shall continue such efforts until the first of the following to occur:

                  (A)   Certen recommences performance of such Services;

                  (B) an alternate provider is engaged by Certen or Bell pursuant to Section 26.1c(ii); or

                  (C)   this Agreement is terminated pursuant to Section 21.6.

            (ii) If, after ten (10) days following the Declaration of Cessation, Certen has not recommenced performance of such Services itself or engaged an alternate provider (including
                  Bell), Certen will, for a five (5) day period allow Bell access to Certen's facilities as necessary for Bell to assist Certen in removing the Force Majeure Event or the Guarantee Event, as applicable. Following such five (5) day period (the "5-Day Period"), if the Services have not recommenced, Bell may undertake to identify an alternate provider from which Certen may be able to procure such Services. If Bell identifies such an alternate source, Bell shall first afford Certen a reasonable opportunity to engage such provider to perform such Services and manage such provider's performance, but if that is not accomplished, and the performance of the Services has not recommenced, then Bell may itself engage such provider to perform such Services (with Certen liable for payment for such Services from such provider for so long as the delay in performance shall continue, provided Bell continues to pay Certen under Section 26.1(c)(iii)), alternatively, Bell may itself perform the Services. In such circumstances that a third party provider is engaged, Bell will first afford Certen a reasonable opportunity to manage such provider performance, but if that is not accomplished, then Bell may itself manage such provider performance. Certen shall reasonably cooperate with such provider and/or Bell, as the case may be, including by providing access to such Systems, Certen personnel, and information as are reasonably necessary for such provider to perform the Services. Notwithstanding the foregoing, if Bell or a third party provider have been unable to recommence the Services within seven (7) days of the end of the 5-Day Period, then Certen, Bell and/or the alternative provider, as the case may be, shall promptly cooperate as necessary to transfer the performance of the Services back to Certen.

            (iii) Subject to Section 21.6, Bell shall continue to pay amounts due and payable by Bell to Certen hereunder upon the occurrence of any Force Majeure Event or the Guarantee Event, as applicable, but Certen shall not have the right to any additional payments from Bell for costs or expenses incurred by Certen as a result thereof.

            (iv) Upon discontinuance of the Force Majeure Event or the Guarantee Event, as applicable, unless the Agreement has been terminated by Bell pursuant to Section 21.6, Certen, Bell and/or the alternative provider, as the case may be, shall promptly cooperate as necessary to transfer the performance of the Services back to Certen.

26.2 DISASTER RECOVERY SERVICES; REFERENCE TO EXHIBIT I. This Section does not limit or otherwise affect Certen's obligations to provide disaster recovery services in accordance with Exhibit I; provided, however, that any Force Majeure Event does not also prevent Certen's provision of the Services from the recovery centers.

SECTION 27. ASSIGNMENT/SUBCONTRACTING

27.1 ASSIGNMENT. Except as provided in Section 27.2 below, neither Party shall assign any or all of its obligations herein, including the provision of the Services, to any third party unless with the prior written consent of the other Party, which consent may be unreasonably withheld. Any approved assignee shall expressly acknowledge and accept the provisions of this Agreement and the Exhibits hereto and agree that it is bound thereby as if it had been an original party and signatory to this Agreement.

      a. Certen, upon written notice to Bell, may assign monies due and to become due to Certen under this Agreement provided that Bell shall be entitled to assert against the assignee thereof all rights, claims and defenses of every type which Bell could assert against Certen, whether acquired prior or subsequent to such assignment.

      b. Bell may assign this Agreement and any of its rights and obligations under this Agreement to any Affiliate of Bell or of BCE Inc., provided that the assignee (i) is not a material competitor of Certen or Amdocs (it being agreed that each of [**] and [**] are competitors of Certen and/or Amdocs; however, the Parties will review and update, from time to time, the applicability of this section to [**] and [**], subject to Certen's prior written consent); (ii) is a successor to the same or substantially the same service business (requiring the rendering of bills) that the BCH Companies have as of the Effective Date; and (iii) executes such documents as Certen may reasonably require to evidence the assumption by the assignee of such obligations under this Agreement. In any such event no such assignment shall relieve the BCH Companies from any liability or obligation arising hereunder. If any assignment permitted under this Section causes any increase in withholding tax liability, then such sums payable to Certen shall be increased by an amount such that following all required deductions, Certen receives the amount equal to the sum it would have received had no such deductions been made.

      c. Certen may (A) assign this Agreement and any of its rights and obligations under this Agreement to any Affiliate of Certen which is a resident of Canada for the purposes of the Income Tax Act (Canada) or (B) amalgamate with any Affiliate of Certen which is a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the assignee or amalgamating corporation (i) is not a material competitor of the BCH Companies; and (ii) executes such documents as the BCH Companies may reasonably require to evidence the assumption or confirmation by the assignee or amalgamating corporation of such obligations under this Agreement. In any such event no such assignment shall relieve Certen from any liability or obligation arising hereunder.

27.2  SUBCONTRACTING.

      a. Certen shall not subcontract or otherwise delegate the delivery of any material part of the Services contemplated by this Agreement to any Person without: (a) the prior written consent of the BCH Companies, which consent may be unreasonably withheld; and (b) the execution by such Person of documentation satisfactory to the BCH Companies which protects the rights of the BCH Companies under this Agreement; except that Certen may (without the BCH Companies' consent) subcontract to Amdocs and any of its Affiliates for the performance of any Services or other obligations of Certen under this Agreement.

      b. The approval by the BCH Companies of any subcontractor or other delegate, shall not relieve Certen of its obligations under this Agreement as primary obligor, subject to Section 24 above. In addition to its other obligations under this Agreement, Certen shall be responsible for the direct supervision, management and control of any approved subcontractors and other delegates and shall ensure that all such approved subcontractors and other delegates comply with the terms of and perform the Services in accordance with this Agreement. Notwithstanding any such contracting or delegating, Certen shall remain solely liable to the BCH Companies for the provision of the Services.

SECTION 28. COMPLIANCE WITH LAWS

28.1 Certen and the BCH Companies shall comply at their own expense with all applicable federal, provincial, local and foreign laws, ordinances, regulations and codes, including identification and procurement of required permits, certificates, licenses, insurance, approvals and inspections in performance under this Agreement. Certen agrees to indemnify the BCH Companies, and Bell agrees to indemnify Certen, for any loss or damage that may be sustained by reason of any failure to do so. In connection with the performance of this Agreement, Bell shall, at Certen's request or expense, take steps reasonably required to facilitate Certen's compliance with this Section and Certen shall, at Bell's request and expense, take steps reasonably required to facilitate Bell's compliance with this Section.

28.2 Without limiting the foregoing obligations, any obligations under this Agreement shall be performed in compliance with all applicable legislation and government agency orders and regulations prohibiting discrimination against any employee or applicant for employment because of race, color, religion, sex, national origin, age or handicap. Where required by law, certificates of compliance shall be provided.

SECTION 29. PUBLICITY AND IDENTIFICATION

29.1 Certen shall not, except with the BCH Companies' written consent, engage in promotion or publicity about either Party's participation in this Agreement, the content(s) hereof or the relationships contemplated herein, or, in any circumstance connected herewith, make public use of any Identification of the BCH Companies, or any customer or supplier of any of them. As used herein, "IDENTIFICATION", means any copy or semblance of any trade name, trademark, service mark, insignia, symbol, logo, designation or other product or service Identification of such person, or any evidence of inspection by or for any of them.

29.2 The BCH Companies shall not, except with Certen's written consent, engage in promotion or publicity about Certen's participation in this Agreement, the content(s) hereof or the relationships contemplated herein, or, in any circumstance connected herewith, make public use of any Identification of Certen, or any customer or supplier of any of them.

SECTION 30. AMENDMENT/CHANGES

30.1 This Agreement shall not be amended except by written instrument signed by the Parties hereto.

SECTION 31. WAIVER

31.1 No indulgence or forbearance by either Party hereunder shall be deemed to constitute a waiver of its right to insist on performance in full and in a timely manner of all terms, covenants or conditions of the other Party hereunder and any such waiver, in order to be binding upon a Party, must be express and in writing and signed by such Party and then such waiver shall be effective only in the specific instance and for the purpose for which it was given.

SECTION 32. SEVERABILITY

32.1 If any of the provisions of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable this entire Agreement, but rather such provision shall be modified or severed (as the case may be) so as to maintain to the maximum extent possible the benefits of the Parties hereunder and the remaining provisions of this Agreement shall be unaffected thereby.

SECTION 33. SURVIVAL OF OBLIGATIONS

33.1 The obligations of the Parties under this Agreement that are stated to or which, by their nature would continue beyond the termination, cancellation or expiration of this Agreement, including, by way of illustration only and not limitation, those in the Sections entitled CONFIDENTIAL INFORMATION, INDEMNITY, AUDIT, LIMITATION OF LIABILITY, INTELLECTUAL PROPERTY RIGHTS, DISPUTE RESOLUTION, ORDERLY TRANSITION-OUT ON TERMINATION OR EXPIRY shall survive termination, cancellation or expiration of this Agreement and continue in full force and effect as provided for herein.

SECTION 34. CHOICE OF LAW AND CHOICE OF FORUM

34.1 The construction, interpretation and performance of this Agreement and all transactions under it shall be governed by the laws of the Province of Ontario (without regard to its rules on conflicts of laws) and the laws of Canada applicable therein. For the purposes of and solely where court action is expressly permitted under this Agreement, Certen and Bell each submits to the exclusive jurisdiction of the courts of the Province of Ontario. Certen further agrees to submit to the jurisdiction of any court wherein an action is commenced against Bell based on a claim for which Certen has agreed to indemnify the BCH Companies under this Agreement. Bell further agrees to submit to the jurisdiction of any court wherein an action is commenced against Certen based on a claim for which the BCH Companies have agreed to indemnify Certen under this Agreement.

SECTION 35. DESIGNATED REPRESENTATIVES AND GOVERNANCE PROCESS

      a. Each of Certen and Bell will appoint one or more representatives who will (a) be familiar with this Agreement, (b) be responsible for the ongoing management of this Agreement, including billing activities, and (c) act as the primary point of contact for such Party. The representatives appointed by Bell shall be referred to herein as the "BELL DESIGNATED REPRESENTATIVES" and the representatives appointed by Certen shall be referred to herein as the "CERTEN DESIGNATED REPRESENTATIVES". The Bell Designated Representatives and the Certen Designated Representatives shall be identified in separate communication between and acknowledged by the Parties. The Bell Designated Representatives and the Certen Designated Representatives will communicate directly with each other and will be responsible for responding in a timely manner to all requests made by the other. Each of Certen and Bell may designate new or replacement Bell Designated Representatives or Certen Designated Representatives, as the case may be, from time to time by providing written notice to the other of such designation.

      b. The Parties agree to follow the governance process set forth in Exhibit F in the implementation and administration of this Agreement.

SECTION 36. RELEASES VOID

Neither Party shall require: (i) waivers or releases of any personal rights or
(ii) execution of documents, which conflict with the terms of this Agreement from employees, representatives or customers of the other in connection with visits to its premises and both Parties agree that no such releases, waivers or documents shall be pleaded by them or third persons in any action or proceeding.

SECTION 37. CHANGE ORDER PROCESS

The Change Order Process specified in Exhibit G shall be used to make changes to the Services, including the addition of any New Services.

SECTION 38. MISCELLANEOUS

38.1 ENTIRE AGREEMENT. This Agreement, including all Exhibits attached hereto, as the same are in effect from time to time, constitutes the entire agreement between Certen and Bell with respect to the subject matter hereof, and, with effect from 12:01 am (Toronto time) on the Amendment Effective Date, supersedes and replaces the Amended and Restated Master Outsourcing Services Agreement dated April 26, 2001. Other than as expressly provided herein, both Certen and Bell agree that no prior or contemporaneous oral representations form any part of this Agreement. Additional or different terms inserted in this Agreement by a Party, or deletions thereto, whether by alterations, addenda, or otherwise, shall be of no force and effect, unless expressly consented to by the other Party in writing.

38.2 ACCOUNTING TERMS. All accounting terms not specifically defined herein shall be construed in accordance with Canadian generally accepted accounting principles.

38.3 CURRENCY. All references to currency are deemed to mean lawful money of Canada unless expressed to be in some other currency.

38.4 NO CONFLICT. In the event of a conflict or inconsistency between the terms and conditions of an Exhibit hereto and the terms and conditions of this Agreement, the terms and conditions of this Agreement shall prevail.

38.5 FURTHER ASSURANCES. The Parties shall with reasonable diligence hold all meetings, perform all acts, execute and deliver all documents and instruments, do all things and provide all such further reasonable assurance as may be reasonably necessary or desirable to give effect to the provisions of this Agreement.

38.6 COUNTERPARTS. This Agreement may be executed in two (2) or more counterparts (including counterparts by facsimile), each of which shall be deemed to be an original as against any Party whose signature appears thereon, and all of which together, shall constitute one and the same Agreement.

38.7 [**]. Each of Bell and Certen shall have the right to satisfy any amount from time to time owing by it to the other of them hereunder by way of [**] (subject first to compliance with the dispute resolution procedures set forth in Section 18 above) against any amount from time to time owing by the other of them to it hereunder.

38.8  INTERPRETATION.

      a. In this Agreement and the Exhibits hereto, the rule of construction that a document is to be construed more strictly against the Party who itself or through its agent prepared it shall not apply as it is agreed that the Parties, together, through themselves and their agents have prepared this Agreement and its Exhibits. The terms "hereof", "hereto", "herein", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section, Subsection or Exhibit and include any agreement supplemental hereto.

      b. The division of this Agreement into Articles, Sections, Subsections and Exhibits and the insertion of recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

      c. In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken not later than on the next succeeding Business Day, unless otherwise provided in this Agreement.

      d. Wherever in this Agreement the context so requires, the singular number shall include the plural number and vice versa and any gender herein used shall be deemed to include the feminine, masculine or neuter gender.

38.9 TIME OF ESSENCE. Time shall be of the essence in this Agreement. Notwithstanding the foregoing: (a) the remedies for failure to meet timing and/or scheduling obligations shall be only as expressly provided in this Agreement; and (b) the foregoing "time is of the essence" clause shall not be in effect with respect to Exhibit C-1 or Exhibit C-2, which already reflects the agreed time limitations and remedies with respect to the Service Levels.

38.10 FINANCIAL RESPONSIBILITY. Financial responsibility relating to a particular function lies with the Party who has the responsibility of performing that function unless otherwise indicated in this Agreement.

IN WITNESS WHEREOF, Certen and Bell have executed this Agreement.

                    CERTEN INC.

                    Per: /s/ Salvatore Iacono                          c/s
                         ----------------------------------------------
                         SALVATORE IACONO
                         PRESIDENT & CHIEF EXECUTIVE OFFICER

                    BELL CANADA

                    Per: /s/ Eugene Roman                              c/s
                         ----------------------------------------------
                         EUGENE ROMAN
                         GROUP PRESIDENT - SYSTEMS AND TECHNOLOGY

                                                                           FINAL

                                    EXHIBIT A

                   DEMARCATION POINTS AND SERVICE DEFINITIONS

1.    PART A - RECITALS

      1.1   INTRODUCTION

      1.1.1 The purposes of this Exhibit A to the Agreement are as follows:

            A. to define all demarcation points that identify the services that are within the scope of the Services provided by Certen;

            B.    to describe the Services;

            C. to define all existing applications that will be the baseline definition of the Services for Certen's operation; and

            D. to define all functions and responsibilities which are to be performed by Certen in delivering the Services.

      1.1.2 This Exhibit A specifies the Services affecting the Legacy Systems, and Modernized Systems, which Services are the same or substantially the same as the customer care and billing services and operations provided internally or received by the BCH Companies (including Bell Sympatico and Bell Nexxia) just prior to the Effective Date. Notwithstanding the foregoing, only the customer care services which Certen agreed to provide to Bell (not including Bell Sympatico and Bell Nexxia) as of the Effective Date form part of the Services hereunder. After the Amendment Effective Date, the Parties shall review this Exhibit A and modify the description of the Services (including the Demarcation Tables in Annex I, as necessary) to the extent it has changed as a result of (i) the transfer of the Oversight Functions to Bell; and (ii) the work performed to date on the Modernization. The Parties shall complete such review and modification by December 31, 2003. After completion of Modernization, the Parties shall further review this Exhibit A and adjust the description of the Services only to the extent it has changed as a result of further Modernization. The Parties acknowledge that Exhibits O-1 and O-2 represent the most current statement of each Party's roles and responsibilities.

      1.2   FINALIZING THE EXHIBIT

            As of the date of signing, this Exhibit A contains incomplete or partial information regarding the Annexes hereto (including the Envelope

            Parameters) and the description of the Services as noted in Section
            1.1.2 above Accordingly, the Parties will, as soon as practicable after the Amendment Effective Date and in any event prior to December 31, 2003, negotiate in good faith to resolve and complete all missing data items or other information marked by "***" in this Exhibit A and take the steps set out in Section 1.1.2 above.

      1.3   DEFINITION OF TERMS

            Unless otherwise defined herein, capitalized terms used in this Exhibit shall have the meaning ascribed to them in the Agreement. The following terms shall have the following meanings:

            "[**]" has the meaning set forth in Section 2.1 of Exhibit A.

            "DEVIATION" means any deviation in the Envelope Parameters described above, being a result of a cause attributable to the Services provided to the BCH Companies;

            "ENVELOPE PARAMETERS" means the service factors that define the boundaries of the functions, responsibilities and volume of Services to be provided by Certen for the [**] as set out in Exhibit A. Any [**] (as defined below) from these parameters, whether in the event of a [**], a change in any Service and/or an [**] in the [**] or requirements thereof (to the extent provided for within any [**], subject to the guiding principles set out in Section 4), or otherwise, may result in the work being handled within the Change Order Process, which may have an effect on the cost of Services, as set forth in Exhibit B;

            "LINES OF BUSINESS" means all existing, as of the Amendment Effective Date, lines of business of the BCH Companies, whether retail or wholesale, including, but not limited to, the following lines of business: (1) Wireline; (2) Cellular; (3) Wireless; (4) Long distance; (5) International; (6) Paging; (7) Local; (8) Internet; (9) Toll free; (10) IP; (11) VOIP; (12) PABX extensions;
            (13) Data services (including, but not limited to, via cable); (14) Custom corporate solutions; (15) Business ISP; (16) Broad band services; (17) 900/976; (18) Terminal equipment; (19) Directory service charges feed; and (20) Pre-paid subscriptions to the foregoing. Any additional Lines of Business that are not referenced above will be agreed between the Parties in accordance with the Change Order Process.

            "PRICE PER UNIT" has the meaning ascribed thereto in Exhibit B to the Agreement.

            "USE CASES" means the sub-processes or sub-services set forth in Annex 2 to Exhibit A, the purpose of which is to assist the Parties to analyze the demarcation lines of the Services (as defined in Annex 1 to Exhibit A). Each Use Case is a subset of a Service describing a sequence of actions that represents a business process.

            "THIRD PARTY CUSTOMERS" has the meaning set forth in Section 2.2.2 of Exhibit A.

2.    PART B - ORGANIZATION

      2.1   INTRODUCTION

            This part of Exhibit A refers to the procedures for Certen's receipt of all relevant information concerning the operational organizations of the BCH Companies, along with the operational organizations of the [**], listed in Section 2.2.2 below ("[**]") and other third party customers of Bell under Bell Customer Contracts, to whom Certen will provide continuing services to satisfy Bell's obligations under the applicable third party contracts with the [**] and such other Third Party Customers of Bell, as set forth in
            Section 2.2.2 below in accordance with the Agreement.

            This Part B refers to the procedures for Certen's receipt of all relevant information concerning the operational organizations that will be replaced, or interfaced with, as a result of Certen's In-Scope Operations responsibilities.

      2.2   RECIPIENTS OF THE SERVICES

            2.2.1 BCH COMPANIES

            At Certen's request, Bell shall promptly provide all relevant information to Certen concerning applicable Lines of Business of the BCH Companies, the applicable contact person for the BCH Companies, and any other information requested by Certen which is relevant for purposes of Certen's provision of the Services.

            2.2.2: THIRD PARTY CUSTOMERS UNDER BELL CUSTOMER CONTRACTS

            The table below provides the list of all third party customers under the Bell Customer Contracts, comprised of the (i) [**]; and (ii) other third party customers of Bell, as of the Amendment Effective Date, each of which shall receive the Services, to the extent provided by Bell as of the Amendment Effective Date, as described in this Exhibit A (collectively, the "THIRD PARTY CUSTOMERS"). For the avoidance of doubt, the contracts between Bell and the [**] and Bell and the other third party customers of Bell shall not be assigned or otherwise transferred to Certen.

            --------------------------------------------------------------------
                                                   Contract   Acquired
            Company Name                             with     Services   Remarks
            --------------------------------------------------------------------
            [**]:
            --------------------------------------------------------------------
            1. [**]                                  Bell      [**]       [**]
            --------------------------------------------------------------------
            2. [**]                                  Bell      [**]       [**]
            --------------------------------------------------------------------
            3. [**]                                  Bell      [**]       [**]
            --------------------------------------------------------------------
            4. [**]                                  Bell      [**]       [**]
            --------------------------------------------------------------------
            OTHER THIRD PARTY
            CUSTOMERS UNDER BELL
            CUSTOMER CONTRACTS:
            --------------------------------------------------------------------
            1. [**]                                  Bell      [**]       [**]
            --------------------------------------------------------------------
            2. [**]                                  Bell      [**]       [**]
            --------------------------------------------------------------------
            3. [**]                                  Bell      [**]       [**]
            --------------------------------------------------------------------

      2.3   OPERATIONAL ORGANIZATION

            At Certen's request, Bell shall promptly provide all relevant information to Certen concerning the organization structure, as well as descriptive and quantitative information related to the BCH Companies and the Third Party Customers above as may be necessary to provide the Services and subject to applicable confidentiality restrictions on Bell's ability to disclose such information.

      2.4   BILLING USERS

            At Certen's request, Bell shall promptly provide all relevant information to Certen concerning the names, titles and responsibilities of all users in the BCH Companies and the Third Party Customers that will have a direct working relationship with Certen personnel.

      2.5   BCH COMPANIES' LINES OF BUSINESS

            At Certen's request, Bell shall promptly provide detailed information concerning the Lines of Business of each of the BCH Companies and the Third Party Customers under Bell Customer Contracts listed in Section 2.2.2 above as may be necessary to provide the Services and subject to applicable confidentiality restrictions on Bell's ability to disclose such information.

3.    PART C - SERVICES

      3.1   INTRODUCTION

            This Section 3.1 describes and refers to the annexes which define all Services to be provided by Certen to the BCH Companies and the Third Party Customers under this Exhibit A. The Parties recognize and agree that all of these Services were being provided internally or received by the BCH Companies and/or the Third Party Customers immediately prior to the Effective Date.

            Notwithstanding the foregoing or anything else in the Agreement, the Parties assume that the current [**] with respect to [**] (i.e., [**] Operations Services delivery to Bell) [**] will be [**] on the Amendment Effective Date from those [**] during the year prior to the Amendment Effective Date. [**] made by Certen in accordance with the Agreement prior to the Amendment Effective Date which are part of the [**] will [**] in place and will [**] to be honoured by Certen. Likewise, Bell shall not be required to have Certen perform and Certen will not be required to perform activities that [**] are [**] by Certen (i.e., that are not part of the [**]) provided that this will not excuse Certen from implementing commitments that prior to the Amendment Effective Date under the Agreement are to be implemented only at a date following the Amendment Effective Date.

            Each of these Services is further broken down, and described, at the levels of Use Cases.

            Annex 1 to this Exhibit contains the demarcation tables.***

            Annex 1A to this Exhibit contains a description of the Ongoing Support Services.

            Annex 2 to this Exhibit contains Use Cases.***

            Annex 3 to this Exhibit contains demarcation forms.***

            Annex 4 to this Exhibit contains the Logical Interfaces between (i) Certen and each of the BCH Companies (ii) Certen and Third Party Customers, and (iii) Certen and certain third party vendors, all as were available to the Parties as of the Amendment Effective Date.***

            Annex 5 to this Exhibit contains the Envelope Parameters for the Legacy Systems and the Modernized Systems, along with definition and value setting guidelines to guide the Parties in the process of defining and detailing all relevant Envelope Parameters. ***

      3.2   SCOPE OF CERTEN'S [**]

            The Services defined below are the Services for which Certen has [**] under Section 6 of the Agreement:

            3.2.1

                  a. Customer Care Operations Services, Billing Operations Services and associated Ongoing Support Services for [**]
                        as detailed in Table A1 (Demarcation Matrix) of Annex 1, for all Lines of Business; and

                  b. Billing Operations Services and associated Ongoing Support Services for [**], as detailed in Table A1 (Demarcation Matrix) of Annex 1, for all Lines of Business.

            3.2.2 For greater certainty, the Parties recognize and agree that, for purposes of the scope of Certen's [**] set forth in
                  Section 6.1 of the Agreement, the demarcation matrix set forth in Table A1 of Annex 1:

                  (a)   shall not be subject to reduction; and

                  (b) shall apply to Certen's provision of the various services enumerated therein, irrespective of the Systems on which such services are delivered (or any modernizations or upgrades of such Systems), including but not limited to, the Legacy Systems, the Modernized Systems, and any other billing and/or customer care Systems, whether acquired, licensed, leased, or otherwise used by the BCH Companies throughout the Term, and irrespective of the Lines of Business which are the subject of such services.

            3.2.3 At anytime after the Effective Date, should any service performed by or benefiting the BCH Companies fall within the scope of Section 3.2.1 or 3.2.2, e.g., whether because such service was not previously identified or is required as a result of the acquisition by or use of the BCH Companies of any System or application, such services shall be [**] to be in [**] (subject to Certen's [**] under Section 6.1 of the Agreement), and the BCH Companies shall transfer such services, applications or systems to Certen, including any relevant employees, in accordance with the Change Order Process (as defined in Exhibit G) as applicable, unless the Parties mutually agree in writing that, in the [**] of the BCH Companies and Certen, such services, applications or systems (including any related employees) shall not be transferred to [**] and shall therefore be treated as [**] services for the purpose of this Agreement.

            3.2.4 For greater certainty, BCH web site(s) strategy, including look and feel and customer experience
                  requirements for the billing and customer care customer facing/interfaces, [**] for Certen. The billing and customer care applications (excluding customer care for Wireline but including web presentment/ interfaces where relevant) that link to the BCH web sites [**] for Certen.

4.    PART D - ENVELOPE PARAMETERS

            4.1 A detailed table with the Envelope Parameters for all the BCH Companies is set forth in Annex 5 to this Exhibit A. The Parties agree to observe and comply with the following "Guiding Principles" in connection with the Envelope
                  Parameters:

                  (a)   Envelope Parameter [**] will be reported [**]

                  (b) Baseline values for the Envelope Parameters for the Modernized Systems set out in Annex 5 will be established during the applicable completion period set out in Section 4.2 below (the "COMPLETION PERIOD".);

                  (c) The Parties shall negotiate in good faith to jointly define the Envelope Parameters for the Legacy Systems and the baseline values therefor by [**]. A table setting out agreed Envelope Parameters and baseline values for the Legacy Systems shall be attached hereto as Annex 5A.

                  (d) all Envelope Parameters will be measured in terms of variation from the agreed-to baseline values;

                  (e) The Parties agree that the following parameters are not included in the Envelope Parameter list set forth in Annex 5 to this Exhibit A. However, the Parties agree to measure these parameters on an ongoing basis and discuss the need for these parameters on the first annual review of the Envelope Parameters:

                        (i)   [**]; and

                        (ii)  "[**]".

            4.2 The Parties shall negotiate in good faith to jointly define, within the applicable Completion Period as set out below, the baseline values for the Envelope Parameters relating to the Modernized Systems.

                  --------------------------------------------------------------
                        TYPES OF          COMPLETION PERIOD
                        ENVELOPE
                        PARAMETER
                        BASELINES
                  -------------------------------------------------------------
                  A     [**]              Within [**] of the Amendment Effective
                                          Date.
                  -------------------------------------------------------------
                  B     [**]              Within [**] of the Amendment Effective
                                          Date, or within [**]post-normalization
                                          in the case of new applications.
                  -------------------------------------------------------------
                  C     [**]              [**] of representative
                                          post-normalization data to be
                                          available in order to set baseline
                                          value; baseline value to be set
                                          within [**]of availability.
                  -------------------------------------------------------------

            4.3 In the event that a Deviation in any one or more of the Envelope Parameters shall occur, the impact of such Deviation and other changes shall be assessed as provided for in Section
                  4.1 of Exhibit B.

            4.4 A change in an Envelope Parameter may affect various operational components of Certen, including, but not limited to, the Data Center resources, quality assurance costs, and human resources at various professional levels.

            4.5 The Parties acknowledge that changes in the Envelope Parameters may affect various Key Value Measures and service level commitments set forth in Exhibit C-1 and Exhibit C-2 (collectively, "PERFORMANCE MEASURES" or "PMS"). During the Completion Period, the Parties shall negotiate in good faith to link applicable Envelope Parameters listed in Annex 5 to one or more relevant PMs.

            4.6 Detailed tables with the Envelope Parameters for the Modernized Systems and the Legacy Systems applicable to all the BCH Companies and the Third Party Customers shall be set forth in Annex 5 and Annex 5A to this Exhibit A.

            4.7 The Envelope Parameter values will be reviewed by the Parties [**] in the [**] period following [**] the Amendment Effective Date, and adjusted to reflect the actual values achieved [**] reviews will be based on [**] of data; however, for the purposes of the first review of Envelope Parameter Values hereunder relating to the Modernized Systems, Bell acknowledges and agrees that the review of the Envelope Parameters will be based on [**] of data.

            4.8 Certen will send Bell a monthly report of the raw data collected for the each Envelope Parameter.

            4.9 The Parties agree that the following parameters are not included in the Envelope Parameters. However, the Parties agree to measure these parameters on an ongoing basis and discuss the need for these parameters on the first annual review of the Envelope Parameters:

                  a)  [**]; and

                  b)  [**].

            4.10 The Parties agree that, as processing accounts with many subscribers ("big BANs") consumes more resources than accounts with few subscribers, the Parties will collaborate to balance cycles in order to minimize Certen's cost.

5.    PART E - OTHER DEMARCATION POINTS

            Other demarcation points, as set forth below, shall be mutually developed and agreed by the Parties, at such time as is relevant and applicable.

            5.1   Hardware Demarcation Points

            5.2 Telecommunications demarcation Points other than demarcation points for the Services.

            5.3   Application Demarcation Points

            5.4   Operational Demarcation Points

            5.5   Miscellaneous Demarcation Points

6.    PART F - RESPONSIBILITIES AND OBLIGATIONS

            Roles and responsibilities of the Parties with respect to Development Work and Operations Services are set forth in Exhibits O-1 and O-2 of the Agreement, respectively, and are incorporated herein by reference.

ANNEX 1 -   DEMARCATION TABLES

TABLE A1 - DEMARCATION MATRIX

<TABLE TO BE PROVIDED ON SEPARATE FILE>

TABLE A2 - APPLICATION DEMARCATION

<TABLE TO BE PROVIDED ON SEPARATE FILE>

TABLE A3 - PROCESS/ SUB PROCESS DEMARCATION ASSOCIATED WITH THE ORGANIZATIONAL UNITS

<TABLE TO BE PROVIDED ON SEPARATE FILE>

ANNEX 2 -   USE CASES

             USE CASES ARE ATTACHED AS A SEPARATE FILE, AS FOLLOWS:

ANNEX 3 -   DEMARCATION FORMS

The Parties recognize and agree that the Demarcation Forms are attached to this Exhibit for reference purposes only to illustrate the methodology used for demarcation due diligence and the methodology which may be used for analyzing future service demarcations between the Parties.

         DEMARCATION FORMS ARE ATTACHED AS A SEPARATE FILE, AS FOLLOWS:

ANNEX 4 -   CERTEN EXTERNAL LOGICAL INTERFACES

 CERTEN EXTERNAL LOGICAL INTERFACES ARE ATTACHED AS A SEPARATE FILE, AS FOLLOWS:

          ANNEX 5 - ENVELOPE PARAMETERS FOR THE MODERNIZED SYSTEMS ***

Current Envelope Parameters relating to the Modernized Systems as of the Amendment Effective Date - values to be completed.

  ENVELOPE PARAMETERS TABLE FOR THE MODERNIZED SYSTEM IS ATTACHED AS A SEPARATE
                                FILE, AS FOLLOWS:

            ANNEX 5A - ENVELOPE PARAMETERS FOR THE LEGACY SYSTEMS ***

      ENVELOPE PARAMETERS TABLE FOR THE LEGACY SYSTEMS WILL BE ATTACHED AS
                                ANNEX 5A BY [**]

                                                                           FINAL

                                    EXHIBIT B

FEES

TABLE OF CONTENTS

Section 1: Recitals
Section 2: Definitions
Section 3: Base Fees and One Time Fees
Section 4: Compensation for Exceeding Envelope
           Parameters (Scope of Services)
Section 5: 2003 and 2004 [**]
Section 6: E-Bill and Eligible Consolidated Bills [**]
Section 7: Adjustment of Base Fees and Rates
Section 8: Time and Materials Rates
Section 9: [**] Ensemble Credit Pots
Section 10: Other Credits

ANNEXES

Annex 1 - E-bills and Eligible Consolidated Bills [**]

Annex 2 - Business Case

Annex 3 - List of Enterprise Accounts

1.    RECITALS

1.1         INTRODUCTION

            1.1.1 The purpose of this Exhibit B to the Agreement is:

                  (a) to specify the Fees and payment scheme produced and agreed by the Parties, based on the Business Case ground rules;

                  (b) to maintain a balance between the [**] model and the [**] necessary to meet the BCH Companies' business requirements; this balance is maintained through the Envelope Parameters, as specified below;

            1.1.2 Under the ground rules of the Business Case, the Parties have agreed that the [**] should not be [**] below the [**] set forth in Section 3.1(a) of this Exhibit B as a result of Certen's efforts to [**] its operational [**].

            1.1.3 The Business Case on which this Agreement is based is included as Annex 2 to this Exhibit.

2.    DEFINITIONS

      2.1 Unless otherwise defined herein, capitalized terms used in this Exhibit shall have the meaning ascribed to them in the Agreement.

      "2001 OPERATIONAL YEAR" means the period commencing as of the beginning of January 26, 2001 and concluding at the end of December 31, 2001.

      "2002 ENTERPRISE BILLS" means the [**] Enterprise Bills that the Parties have agreed were prepared by Certen during the 2002 Operational Year for the customers of BCE Nexxia Inc. The customers of BCE Nexxia Inc. for whom Enterprise Bills were prepared during the 2002 Operational Year are to be listed in Annex 3 to this Exhibit B within [**] of the Amendment Effective Date.

      "2002 OPERATIONAL YEAR" or "2ND OPERATIONAL YEAR" means the period commencing as of the beginning of January 1, 2002 and concluding at the end of December 31, 2002.

      "2003 ACTUAL NUMBER OF UNITS" means the actual number of Units billed by Certen for each Line of Business referred to in the table in Section 5.1 during the 2003 Operational Year plus the actual number of Units billed by Certen for such Lines of Business during January of the 2004 Operational Year.

      "2003 [**] NUMBER OF UNITS" means the total [**] number of Units for each Line of Business set forth in the Table in Section 5.1.

      "2003 MONTHLY UNIT [**]", with respect to each month in the 2003 Operational Year, and with respect to January of 2004, means the [**] number of Units set forth in the column which relates to such month in the table set forth in Section 5.1 of Exhibit B.

      "2003 OPERATIONAL YEAR" or "3RD OPERATIONAL YEAR" means the period commencing as of the beginning of July 1, 2003 and concluding at the end of December 31, 2003.

      "2003 [**]" means, with respect to each Line of Business referenced in the Table in Section 5.1, [**] the [**] for the 2003 Operational Year multiplied by the number of Units, if any, by which the 2003 [**] Units for that Line of Business [**] the 2003 [**] Units for that Line of Business.

      "2003 VALUES" shall mean such fees and other prices adjusted from December 2002 onward, in accordance with the fee adjustment mechanism set forth in
      Section 10.3 of the Agreement.

      "2004 OPERATIONAL YEAR" or "4TH OPERATIONAL YEAR" means the period commencing at the beginning of January 1, 2004 and concluding at the end of December 31, 2004.

      "2005 OPERATIONAL YEAR" or "5TH OPERATIONAL YEAR" means the period commencing at the beginning of January 1, 2005 and concluding at the end of December 31, 2005.

      "2006 OPERATING [**]" means the average Operating [**] of Amdocs Ltd., and its operating subsidiaries [**]). The 2006 Operating [**] shall be stated as a percentage of the revenue [**]. Such percentage shall [**] than [**]% and shall not exceed [**]%.

      "2006 OPERATIONAL YEAR" or "6TH OPERATIONAL YEAR" means the period commencing at the beginning of January 1, 2006 and concluding at the end of December 31, 2006.

      "2007 OPERATIONAL YEAR" or "7TH OPERATIONAL YEAR" means the period commencing at the beginning of January 1, 2007 and concluding at the end of December 31, 2007.

      "2008 ENTERPRISE BILL COSTS" means [**] of the costs actually incurred by Certen in order to provide the Billing Operations Services and the Customer Care Services provided with respect to the Enterprise Accounts and Enterprise Bills during the period from[**] as calculated by the external auditors of Certen and, subject to the provisions set forth below, reviewed by the external auditors of Bell Canada. For avoidance of doubt with respect to the calculation of the 2008 Enterprise Bill Costs: (i) the costs associated with the operation of the Systems used to prepare Enterprise Bills and other bills shall be allocated, based on the actual [**] usage and [**] usage, among all of the bills (Enterprise Bills and the other bills prepared using such Systems); and (ii) the 2008 Enterprise Bill Costs will include any costs of a nature which are, in accordance with generally accepted accounting principles, applied in a manner consistent with those applied to prepare the annual report referred to in the definition of 2006 Operating [**], in connection with operations of the Subsidiaries and operating units of Amdocs Limited (or its successor) to calculate such Operating [**] figures. The 2008 Enterprise Bill Costs shall be calculated and delivered by Certen's external auditors to Bell Canada's external auditors no later than [**]. Any questions raised by Bell Canada's external auditors with respect to the method of calculation shall be promptly addressed by Certen's external auditors and if not resolved within [**], shall be referred to the [**] set forth in Section
      18.1 of the Agreement and if not resolved within [**] shall be referred to arbitration in accordance with the mechanism provided in Section 18.2 of the Agreement. The Parties agree that, until such time as the Arbitrator determines the 2008 Enterprise Bill Costs, the applicable 2008 Enterprise Bill Costs shall be the average of the 2008 Enterprise Bill Costs as calculated by Certen's external auditors and the estimate provided by Bell Canada's external auditors (the "AVERAGE 2008 ENTERPRISE BILL COSTS"). The 2008 Enterprise Bill Costs determined by the Arbitrator shall apply [**] to the [**] 2008 Operational Year, and there will be a one-time payment or credit in the amount of the difference between the 2008 Enterprise Bill Costs, as ultimately determined by the Arbitrator, and the Average 2008 Enterprise Bill Costs.

      "2008 ENTERPRISE BILL PRICE" means [**]

      "2008 OPERATIONAL YEAR" or "8TH OPERATIONAL YEAR" means the period commencing at the beginning of January 1, 2008 and concluding at the end of December 31, 2008.

      "2009 ENTERPRISE BILL PRICE" means the 2008 Enterprise Bill Price as Indexed at the beginning of the 2009 Operational Year.

      "2009 OPERATIONAL YEAR" or "9TH OPERATIONAL YEAR" means the period commencing at the beginning of January 1, 2009 and concluding at the end of December 31, 2009.

      "2010 ENTERPRISE BILL PRICE" means [**]

      "ACTUAL 2008 WORK" means the Additional Work with respect to the entire 2008 Operational Year.

      "ACTUAL ENTERPRISE BILLS", with respect to a month, means the number of bills prepared for Enterprise Accounts by Certen in respect of that month.

      "ACTUAL UNITS", with respect to a month, means the number of Units actually billed by Certen during such month.

      "ADDITIONAL PAYMENTS" has the meaning ascribed thereto in Section 3.3.

      "ADDITIONAL WORK" means revenue recognizable by Certen or its Affiliates according to GAAP in respect of the products or services provided to the BCH Companies, weighed as described below, [**]

      "BASE FEES" with respect to a month, means the fees payable to Certen in respect of the number of Units and the Enterprise Accounts which Certen has billed that month, calculated in the manner set forth in Section 3.1 of Exhibit B.

      "BUSINESS CASE" means the document entitled "Business Case" attached as Annex 2 to this Exhibit.

      "[**]" has the meaning set forth in Exhibit A.

      "COMBINED NET BILLS", with respect to a month, means [**]

      "ELIGIBLE CONSOLIDATED BILLS" means [**]

      "ENTERPRISE BILL", with respect to each month in an Operational Year, means the number of bills which are prepared by Certen in respect of the Enterprise Accounts.

      "ENTERPRISE DIVISION" means the Enterprise Division of Bell Canada (and includes any division or corporate successor of the Enterprise Division of Bell Canada) being the business unit of Bell Canada which provides, among others, a majority of the services previously provided by BCE Nexxia Inc.

      "ENTERPRISE ACCOUNT" means a Periodic payment obligation with respect to a service or multiple services offered by the Enterprise Division which was, during the 2002 Operational Year, or would have been (in accordance with the usual practice of the BCE Nexxia Inc. during the 2002 Operational
      Year), billed by Certen on behalf of BCE Nexxia Inc. [**]. For the avoidance of doubt, the definition of Enterprise Account set forth in this Agreement is based upon and is intended to reflect the average number of Enterprise Bills produced each month during the 2002 Operational Year for BCE Nexxia Inc.

      "ENTERPRISE ACCOUNT SET UP FEES" means a payment obligation associated with the development of a [**] for a new Enterprise Account.

      "ENVELOPE PARAMETERS" means the service factors and quantitative measurements that define the boundaries of the In-Scope Operations, as of the Effective Date, as described in Exhibit A.

      "ESTIMATED NET BILLS", with respect to a month, means the Combined Net Bills for the preceding month.

      "ESTIMATED UNITS", with respect to a month, means the Actual Units for the preceding month.

      "INDEXED", with respect to fees or other prices, means that such fees or other prices shall be adjusted [**] using the fee adjustment mechanism set forth in Section 10.3 of the Agreement (applied to the fees and other prices charged during the[**] Operational Year).

      "JANUARY MONTHLY UNIT [**]", with respect to January of the 2004 Operational Year, means the [**] number of Units set forth in the column which relates to January, 2004 in the table set forth in Section 5.1 of Exhibit B.

      "OPERATING [**]" means the operating [**] with respect to the consolidated results of the operations of all of its Subsidiaries and operating units as presented in Amdocs Limited (or its successor) audited reports submitted to the SEC, excluding any one-time nature extraordinary items and amortization expense. For example, the 2002 operating [**] will be [**]%, based on the following calculation: [**]. It is understood that, for reporting purposes, Amdocs Limited does not [**] separately.

      "OPERATIONAL YEAR" has the meaning ascribed thereto in Exhibit C to the Agreement.

      "OUT-OF-SCOPE OPERATIONS" means all functions and responsibilities that are not included within the scope of Exhibit A, and which are subject to the Change Order Process.

      "PERIODIC" means such average frequency as was customary during the period immediately prior to the Amendment Effective Date.

      "PRICE PER UNIT" has the meaning ascribed thereto in Section 3.1 of this Exhibit and shall be calculated as set forth therein.

      "UNINDEXED", with respect to fees, prices or other amounts, means that the nominal or face value of such fees, prices or other amounts shall be paid or applied as stated and that such fees, prices or other amounts shall not be Indexed.

      "UNIT" means a [**] to a service or services [**] of being [**] via [**] on its own or as part of a collective multiple-line of [**] and which was, [**] to the [**] of such service or services in a [**]. For illustration purposes only, it is the [**] that each [**] service shall be [**] to the [**] in a [**]. Similarly, for illustration purposes only, an additional subscriber to a service under an existing [**] (for example: the addition of a cellular [**] to an existing [**] which already includes two cellular [**]) may be considered as [**] depending on the [**] of the BCH Companies [**] . For the avoidance of doubt, the definition of [**] set forth in this Agreement is based upon and is intended to reflect the number of [**] to the [**] for the different Lines of Business including [**] for the [**] but excluding [**]. A [**] may include different services (for example, [**] etc.) to the extent that such different services were, prior to the [**], or would have in accordance with the [**] of the BCH Companies [**], included in [**], but any [**] in the numbers of [**] (other than those resulting from [**] in the [**]), whether as a result of [**] shall not result in a [**] in the number of [**] (for example, for illustration purposes only: [**] separate [**] issued following the Effective Date are [**]. In the event that the [**] were to become at some later date [**] - this [**] shall be considered, for the purposes hereof, as [**] For avoidance of doubt, [**] which are [**] by way of [**] shall not be considered or included in [**].

      "WO" means Additional Work with respect to the period commencing as of the Amendment Effective Date and ending on December 31, 2007.

      "WOE" means the BCH Companies' reasonable good faith estimate of the portion of the Additional Work for the entire 2008 Operational Year.

2.2 Unless stated otherwise in this Exhibit B, all fees and other prices stated in this Exhibit B shall be stated in values of the 2001 Operational Year and shall be indexed for [**] at the beginning of [**] using the fee adjustment mechanism set forth in Section 10.3 of the Agreement (applied to the Fees and other prices charged during the previous Operational Year).

3.    BASE FEES AND ONE TIME FEES

3.1   [**]

(a) CALCULATION OF [**]. The Parties agree that the [**], which shall be used to calculate the Base Fees in accordance with Section 3.1(b), shall be calculated as set forth below in this Section 3.1(a):

      (i) [**] IN THE 2003 TO 2007 OPERATIONAL YEARS. With respect to the 2003 Operational Year and each successive Operational Year up to and including the

            2007 Operational Year, the [**] shall be the [**] (in 2001 values) which corresponds to such Operational Year as set forth in the following table:

            Operational Year            3rd     4th     5th    6th     7th
            ----------------            ---     ---     ---    ---     ---
                        [**]            [**]    [**]    [**]   [**]    [**]

      (ii) [**] IN THE 2008 OPERATIONAL YEAR. With respect to the 2008 Operational Year, Bell shall provide to Certen the WOE at least [**] prior to the beginning of the 2008 Operational Year and Certen shall, after the end of the 2007 Operational Year, use [**] to calculate the 2003 Value of the [**] for the 2008 Operational Year, which,

            [**] = [**]       X       [**]
                                   ----------
            (2003 VALUE)              [**]

         (iii) [**] IN THE 2009 OPERATIONAL YEAR. With respect to the 2009 Operational Year, Certen shall, after the end of the 2008 Operational Year, use the WO and the Actual 2008 Work to calculate the 2003 Value of the [**] for the 2009 Operational Year, which as follows:

            [**] = [**]       X       [**]
                                   ----------
            (2003 VALUE)              [**]

(b) PAYMENT OF BASE FEES. The Parties agree that the Base Fees, calculated as set forth below in this Section 3.1(b), shall be payable by the BCH Companies for the Services at the end of each month (based on an invoice which is to be provided by Certen at the beginning of such month) from the Amendment Effective Date until the end of the 2010 Operational Year as follows:

      (i) With respect to the first month of the 2003 Operational Year, the Base Fees shall equal (A) $[**], plus (B) [**].

      (ii) With respect to the second and each subsequent month of the 2003 Operational Year, the Base Fees shall equal (A) $[**], plus (B) [**].

      (iii) With respect to January 2004, the Base Fees shall equal (A) $[**], plus (B) [**].

      (iv) With respect to February 2004, the Base Fees shall equal (A) $[**], plus (B) [**].

      (v) With respect to March 2004 and each subsequent month in the 2004 Operational Year, the Base Fees shall equal (A) $[**], plus (B) [**] plus (or minus, as applicable) (C) [**].

      (vi) With respect to January 2005, the Base Fees shall equal (A) $[**], plus (B) [**], plus (or minus, as applicable) (C) [**].

      (vii) With respect to February 2005 and each successive month of each Operational Year up to and including the 2007 Operational Year, the Base Fees for each month of such Operational Year shall equal (A) $[**], plus (B) [**] plus (or minus, as applicable) (C) [**].

      (viii) With respect to January 2008, the Base Fees shall equal (A) [**], plus (B) [**], plus (or minus, as applicable) (C) [**].

      (ix) With respect to February 2008 and each successive month of the 2008 Operational Year, the Base Fees shall equal (A) [**], plus (B) [**], plus (or minus, as applicable) (C) [**].

      (x) With respect to January 2009, the Base Fees shall equal (A) [**], plus (B) [**], plus (or minus, as applicable) (C) [**], plus (or minus, as applicable) (D) [**].

      (xi) With respect to February 2009 and each successive month of the 2009 Operational Year, the Base Fees shall equal (A) [**], plus (B) [**], plus (or minus, as applicable) (C) [**].

      (xii) With respect to January 2010, the Base Fees shall equal (A) [**], plus (B) [**], plus (or minus, as applicable) (C) [**].

      (xiii) With respect to February 2010 and each successive month of the 2010 Operational Year, the Base Fees shall equal (A) [**] plus (B) [**], plus (or minus, as applicable) (C) [**].

      (xiv) With respect to January 2011 the Base Fees shall equal the product of [**].

      (c)   ENTERPRISE ACCOUNT SET-UP FEES

      Without derogating from any of the payments made in accordance with Sections 3.1(b) above, the BCH Companies shall pay Certen the Enterprise Account Set Up Fees within [**] from the end of the month in which such set up services were provided to the BCH Companies.

            3.2   [**] 2010 OPERATIONAL YEAR.

      The [**] for the 2010 Operational Year shall be determined as set forth below.

The parties recognize and agree that a [**]of the [**] shall be conducted by an [**] during the 2009 Operational Year to establish the [**] for the 2010 Operational Year and to assist Bell in determining whether to [**] the Term in accordance with Section 3.1 of the Agreement (the "[**]"). The [**] shall be conducted in accordance with the following:

      (i) It is the Parties' intention that the [**] be conducted by [**] selected jointly by the Parties no later than [**]. However, in the event that the Parties are unable to agree with respect to the identity of the [**], after escalation of this matter to their respective Executive Primes, then Bell shall, after consultation with Certen, select the [**] from the list of organizations (attached to the Agreement as Exhibit Y) which provide [**] services, provided that the [**] shall not be a direct or indirect competitor of Amdocs or Certen or any of their respective Affiliates. All of the fees and expenses of the [**] will be paid by the BCH Companies, [**], and by Certen, [**]. Certen will provide reasonable access and cooperation to the [**] during the [**] at Certen's cost and expense and shall have reasonable opportunities to provide submissions to the [**] with respect to the Services.

      (ii) In conducting the [**], the [**] will obtain and examine information relating to [**] the performance of Services similar in scope, nature, complexity, volume and type, and having service levels similar to those provided with respect to the Billing Operations Services and the Customer Care Operations Services, provided on an outsourced basis in Canada and the United States by a well managed information technology service provider. The [**] will also consider, as part of its examination the unique environment and conditions under which the Services are provided. The [**] will collect information concerning the outsourcing of services which are of a similar nature (including service level commitments), type and aggregate volume to the Billing Operations Services and the Customer Care Operations Services then being provided by Certen hereunder from credible, well managed information technology service providers for the provision of services similar to such Services in order to establish meaningful [**]

      (iii) In reviewing the aggregate [**] will be entitled to make whatever equitable adjustments it determines to be necessary or desirable (e.g., adjustments to reflect differences in the cost of providing services [**]). Upon making such adjustments, the [**] for each of the [**] will be aggregated and then averaged to provide [**] for the [**]. The results of the review conducted by the [**] shall be set out in a formal report to be delivered to Bell and Certen no later than [**].

      (iv) Certen shall be provided a period of [**] (or such longer period as may be agreed to by the Parties taking into account the nature of the findings) to review and respond to the findings of the [**] conducting the [**];

      (v) if Certen disagrees with the findings of the [**], the dispute will be referred to internal dispute resolution pursuant to Section 18.1 of the Agreement (but not pursuant to Section 18.2). If the Parties agree, as a result of such internal dispute resolution process, to make a change to the [**] then such change will be reflected in the [**] and the findings of the independent third party will be amended to reflect any changes agreed to by Bell and Certen; and

      (vi)  the [**] and final report of the [**] shall then be employed to [**]

3.3. Certen shall be entitled to additional payments with respect to development work under this Agreement that qualifies as SR&ED under the ITA ("Additional Payments"). Such Additional Payments shall be equal to [**]% of the SR&ED tax credits arising from the development work performed by Certen or contracted by Certen to another party (including Amdocs or any of its Affiliates) net of the proportionate share of agreed external costs incurred to prepare the claims. In calculating the Additional Payments, the BCH companies will only consider the SR&ED tax credits claimed pursuant to this Agreement and utilized, or able to be utilized, by the BCH Companies against their taxes otherwise payable.

      The BCH Companies shall only remit such payments to Certen within [**]of final audit of such SR&ED claims by the taxing authorities.

4.    COMPENSATION FOR EXCEEDING ENVELOPE PARAMETERS (SCOPE OF SERVICES)

      4.1   ENVELOPE PARAMETERS.

Subject to the provisions of this Exhibit B, the Base Fees described above will be in effect, along with all other terms and conditions of the Agreement, for the entire duration of the Agreement, for the services and quantifiers of the Envelope Parameters, as described in Exhibit A. In the event of a net increase in the cost incurred by Certen in providing the Services to any of the BCH Companies, except for the Enterprise Division, caused as a result of a Deviation (as defined in Exhibit A) in the Envelope Parameters, [**] ("MATERIAL COST INCREASE"), the Parties [**] an appropriate remedial measures or a compensation mechanism reflective of such Deviation, to be promptly paid by the BCH Companies to Certen for any such increase in cost. This procedure shall be undertaken [**].

5.    2003 AND 2004 [**]

5.1   [**].

The [**] volumes of Units per Line of Business for the 2003 Operational Year and January 2004 are set forth in the following table:

                              UNIT [**](THOUSANDS)

LINES OF    JULY     AUG      SEPT      OCT      NOV      DEC      JAN.    TOTAL
BUSINESS    2003     2003     2003      2003     2003     2003     2004
            [**]     [**]     [**]      [**]     [**]     [**]     [**]     [**]
[**]

[**]        [**]     [**]     [**]      [**]     [**]     [**]     [**]     [**]

[**]        [**]     [**]     [**]      [**]     [**]     [**]     [**]     [**]

TOTAL       [**]     [**]     [**]      [**]     [**]     [**]     [**]     [**]


[**] VOLUME OF UNITS

            Throughout the 2003 Operational Year and January 2004, Bell, [**] agree to pay Base Fees based on a [**] Unit Plan, as presented (in thousands of Units) in the table above, and in accordance with Sections 10.6 and 10.7 of the Agreement.

6.    E-BILLS AND ELIGIBLE CONSOLIDATED BILLS [**]


      In accordance with Section 10.2 of the Agreement, Bell will [**] for achieving certain E-Bills and Eligible Consolidated Bills [**] that will [**] the volumes set forth in Annex 1 of this Exhibit B (the "E-BILLS AND ELIGIBLE CONSOLIDATED BILLS [**]").

7.    ADJUSTMENT OF BASE FEES AND RATES

      Unless otherwise specifically provided in this Exhibit B or agreed by the Parties, the [**], the Base Fee and other amounts set forth in this Exhibit B shall be Indexed and the time and material rates shall be subject to indexation based on the index of [**] as published by the Bureau of Labour Statistics, U.S. Department of Labour, in accordance with
      Section 22.6 of the Master License and Services Agreement.

8.    TIME AND MATERIALS RATES

      The following provisions will apply to Projects:

8.1   HOURLY RATES FOR NON-ENSEMBLE SYSTEMS PROJECTS.

      For Development Support Services, other than those performed with respect to Ensemble or IAF Systems, which are performed during 2003 Operational Year and subsequent Operational Years during the Term, other than charges included in the [**] payments, the rate to be charged to the BCH Companies for Services provided by Certen is CA$[**] per hour. All Development Work and related services (other than Development Support Services for Legacy Systems), including Development Work which is funded hereunder, will be performed under the Master License and Services Agreement.

8.2   SUBCONTRACTORS' HR FEES

      In the event that Certen employs independent contractors or subcontractors for [**] Operations, the fees of such external resources will be determined based on [**].

8.3   OTHER FEES AND EXPENSES

            8.3.1 Per-diem and Travel Expenses.

                  Certen will be reimbursed by the BCH Companies for travel and per diem expenses of Certen personnel who are required to travel out of their daily, regular place of work, in order to provide Services to the BCH Companies.

                  -     Airfare:


                          TRIP DEFINITION                FEES (CA$)
                  Round-trip travel within Canada          [**]

                        For round-trip travel to/from other locations, airfare will be reimbursed to Certen on the basis of [**].

                        All air fare rates are based on economy class fares.

                  -     Hotel/ground transportation and per diem:

                        CA$ [**] per day.


            8.3.2 Cost of Notifications/Notifiers.

                        The parties agree that Certen shall charge the BCH Companies at Certen's actual cost and expense for the performance of the Services respecting the issuance of notifications to customers of the BCH Companies. For greater certainty, the Base Fees set out in Section 3.2 and 3.3 shall not apply to such Services.

            9.    [**] ENSEMBLE CREDIT POTS

Certen has included in each of its yearly budgets for the [**] Operational Year to and including the [**] Operational Year specified amounts (the "ENSEMBLE CUSTOMIZATION CREDIT") as set forth in the table below, which are reserved to [**] Projects which involve principally Ensemble Customizations (as defined under the Master License and Services Agreement). This yearly [**], as detailed in the following table, together with the Legacy Credit Pot (described in following Section of this Exhibit B) and the remaining 2003 Road Map budget (described in Exhibit D to this Agreement) both of which are excluded from the following table, is included in the Business Case and is to be funded from [**] paid by the BCH Companies (as described above) and additional payments made by the BCH Companies and Certen. Projects which involve principally Ensemble Customizations may be performed by Certen under the Master License and Services Agreement and may be funded using either the [**] portions of the Ensemble Customization Credit. Unspent amounts of the Ensemble Customization Credit may be carried forward from one Operational Year to the next and may be spent in a subsequent Operational Year. In addition, the [**] portions of the Ensemble Customization Credit may be used to fund Projects involving principally Ensemble Customizations performed by Third Party [**] (as described in the Master License and Services Agreement) in which case Certen shall, upon receipt of evidence of such expenditures, provide the BCH Companies with a credit which may be set-off by the BCH Companies against any amounts owed by the BCH Companies to Certen. In the event that the BCH Companies have not, by the end of the [**] Operational Year, used the full amount of the Ensemble Customization Credit, any such unused amount shall be paid by Certen to the BCH Companies within [**] after the end of the [**] Operational Year. Notwithstanding Section 8.1 of this Exhibit, the time and materials rate applicable to Development Work and related services which is funded hereunder and under Section 10 of this Exhibit shall be performed: (i) by Certen (excluding Amdocs and its Affiliates) at its [**](i.e., at a time and materials rate of CA$[**] per hour); (ii) on behalf of Certen by Amdocs and its Affiliates (other than Certen) on a [**] basis at the rates charged to Bell in accordance with the Master License and Services Agreement; and (iii) on behalf of Certen by its other (non-Affiliate) subcontractors at the rates [**].

The Parties acknowledge that, as of the Amendment Effective Date, there are no outstanding amounts accrued under the Ensemble Customization Credit or the Legacy Credit Pot .

                                         MONTHLY           [**]
                                        ENSEMBLE        COMMITMENT
                      NUMBER OF      CUSTOMIZATION       (75% OF             [**]
OPERATIONAL YEAR       MONTHS          CREDIT **         CREDIT)        (25% OF CREDIT)      TOTAL
----------------       ------          ---------         -------        ---------------      -----
        3               [**]*             [**]             [**]               [**]            [**]
        4                [**]             [**]             [**]               [**]            [**]
        5                [**]             [**]             [**]               [**]            [**]
        6                [**]             [**]             [**]               [**]            [**]
        7                [**]             [**]             [**]               [**]            [**]
      Total                                                [**]               [**]            [**]

*     Starting as of [**]
**    All sums in the above table are in $CA thousands and are Unindexed.

            10.   OTHER CREDITS

Certen will provide the BCH Companies with the following credits which shall be used by the BCH Companies, on a yearly basis, for Projects related to customer care and billing services, as follows (all amounts are in CA$, in nominal values and Unindexed):

OPERATIONAL      NUMBER OF          OTHER
   YEAR           MONTHS       MONTHLY CREDIT
 3rd* July           1              [**]
 3rd* Aug            1              [**]
 3rd* Sept           1              [**]
 3rd* Oct            1              [**]
 3rd* Nov            1              [**]
 3rd* Dec            1              [**]
    4th             12              [**]
    5th             12              [**]
    6th             12              [**]
    7th             12              [**]

*     starting as of [**]

                                     ANNEX 1
                  E-BILLS AND ELIGIBLE CONSOLIDATED BILLS [**]

Set forth in the table below is the targeted number of E-bills and Eligible Consolidated Bills for the 4th to 7th Operational Years (Numbers are per year and in thousands bills):

      Operational Year             4 TO 7
          E-Bills                  [**]
Eligible Consolidated Bills        [**]

The BCE Companies shall be entitled to a yearly [**] equal to $[**] (2003 Values) multiplied by the numbers of the E-Bills produced by the BCH Companies and Eligible Consolidated Bill exceeding the numbers of E-Bills and Eligible Consolidated Bills set forth in the table above.

The E-bills and Eligible Consolidated Bills [**] will be paid by Certen annually, with respect to each Operational Year, at any time within [**] from the end of such Operational Year

Notwithstanding the above, the maximum amount that will be paid by Certen as E-Bill and Eligible Consolidated Bill [**] during the above specified Operational Years shall not exceed in any case, on an aggregated basis, $[**] ([**] Canadian Dollars) (in 2003 Values).

                                     ANNEX 2

                                  BUSINESS CASE

                                [to be provided]

                                     ANNEX 3

                           LIST OF ENTERPRISE ACCOUNTS

                                [to be provided]

                                                                           FINAL

                                   EXHIBIT C-1

                    SERVICE LEVELS AND REPORTING REQUIREMENTS

                                (LEGACY SYSTEMS)

1.       RECITALS

         1.1      INTRODUCTION

                  The purpose of this Exhibit C-1 to the Agreement is to detail the methods, measurements and goals of service level monitoring for Services delivered by Certen to the BCH Companies relating to the Legacy Systems and to that effect, to be consistent with the Services as they are outlined in Exhibit A. Should there be any gap between this Exhibit and Exhibit A, the parties shall review such gap and amend this Exhibit C-1 accordingly.

         1.2      DEFINITION OF TERMS

                  Unless otherwise defined herein, capitalized terms used in this Exhibit C-1 shall have the meaning ascribed to them in the Agreement. In addition, in this Exhibit C-1, the following capitalized terms shall have the following meanings:

                  "AVAILABILITY" means a measure of the total time that an application is available for use in a given [**], and is stated as the resulting percentage figure when the actual number of hours that the application is available for use is divided by the total number of hours the application is [**] available in a given [**].

                  "BILLING ACCURACY" means a Critical Service Level KVM in which the number of all erroneous bills (as a result of one or more billing inaccuracies caused by Certen) generated in one [**], for a given Line of Business, is measured against the total number of all bills generated, in the same [**] by Certen for the same Line of Business.

                  "BONUS" means a dollar value credited or paid by the BCH Companies to Certen, based on Certen exceeding certain defined threshold levels within the Critical Service Level KVMs, as specified in Section 3.3 of this Exhibit..


                  "BONUS % THRESHOLD" means the performance level for each Critical Service Level KVM that Certen has to meet in order to be eligible for a Bonus with respect to that Critical Service Level KVM.

                  "[**]" has the meaning set forth in Exhibit A.


                  "CRITICAL SERVICE LEVEL KVMS" means the service level parameters, and the measurement methods for each Line of Business as defined under the column entitled "Key Value Measures" in Section 3.3.

                  "CUSTOMER" means a customer of a specific BCH Company.

                  "CUSTOMER CARE" means a series of service levels specified for each Line of Business in Section 3.3.1(E) hereof.

                  "DATA SUCCESSFUL BILLING" means to capture and transmit the data billing files to the appropriate [**] within [**] from the delivery by Bell of any data services and is stated as the resulting percentage figure when the actual number of error-free data records transmitted in a given period of time is divided by the total number of data records transmitted in the same period of time.

                  "DELIVERY BY DAY [**]" (for Bell) (or such lesser time period for Bell Sympatico, Bell Mobility, or such other time period for the Enterprise Division as set out in this Exhibit) means the total number of all bills generated by Certen in a given calendar [**], for any given Line of Business, that are delivered either to a post office (or posted in a mail box) or delivered electronically to the Customer within [**] calendar days (or such other time period as indicated above) (inclusive of the [**] day, or such other time period as indicated above) after the date on which the bill generation and approval process are completed for the specific BCH Company other than Bell and in the case of Bell, from the billing date as established by the applicable Canadian Radio-television and Telecommunications Commission (CRTC) requirements.

                  "GRACE PERIOD" is a period of [**] commencing upon completion of the execution of the Transition-In Plan.


                  "LINE OF BUSINESS" means Bell, [**]


                  "MATERIAL DEVIATION" has the meaning set forth in Section
                  3.9.3 below.

                  "MISS" is an event in which Certen fails to achieve (subject to the occurrence of a Dependency or Dependencies, as specified in Section 3.8 below) any Critical Service Level KVM for [**].

                  "MISTAKE" means a bill containing a mistake that has a material impact on the successful delivery or payment of the billed amount or results in inaccurately reflecting the amount due.

                  "NUMBER OF MISTAKES" means the number of bills which have one or more Mistakes.

                  "NUMBER OF TOTAL BILLS" means the number of all bills generated by Certen for a specific Line of Business in any given [**].

                  "OPERATIONAL YEAR" HAS THE MEANING DEFINED IN EXHIBIT B (FEES) TO THIS AGREEMENT.

                   "PAYMENT RECEIVED & PROCESSED SAME DAY" means the total
                  number of bill payments by Customers that are received and processed by Certen for any given Line of Business on any given day. As used herein, "processed" means performing all required operations for such process, as specified in Exhibit A.

                  "PENALTY REBATE % THRESHOLD" means that level of performance by Certen for each Critical Service Level KVM which will, if not achieved, result in Certen being penalized with a Performance Penalty Rebate with respect to that Critical Service Level KVM.

                  "PERFORMANCE PENALTY REBATES" or "PENALTY REBATES" means the dollar value credited to BCH Companies in each case that Certen has at least [**] misses of the same Critical Service Level KVM for the same Line of Business, as specified in this Exhibit.

                  "PERFORMANCE THRESHOLDS" means the Penalty Rebate % Threshold and the Bonus % Threshold


                  "PERFORMANCE SCORECARD" shall have the meaning set forth in
                  Section 2.5.1 below, and as demonstrated in Annex 2 to this Exhibit.

                  "PROJECT SERVICE LEVEL KVMS" means those service levels that apply specifically to Projects, as set forth in Section 2.5.3 hereof.

                  "RELIABILITY" means a measure of the total number of [**] files ([**] processed in a given day or other period of time without a failure, and is stated as the resulting percentage figure when the actual number of [**] files in a given period of time without requiring intervention to correct a failure is divided by the total number of [**] files processed in the same period of time.

                  "SERVICE LEVELS" means the Service Level KVMs and Critical Service level KVMs provided for hereunder.

                  "SERVICE LEVEL KEY VALUE MEASURE" or "SERVICE LEVEL KVMS" have the meaning set forth in Section 1.5 below.

                  "SUM OF THE FAILED SAME DAY PROCESSING OVER [**] PERIOD" means the total number of payments received by Certen which failed to be processed on the day such payments arrived during any [**] (an amount used, for purposes of this Exhibit C-1, to monitor Payment Received & Processed Same Day).

                  "TARGET KVM %" means the target performance threshold for each Critical Service Level KVM that Certen has to meet each [**] throughout the Term.

                  "TOTAL NUMBER OF PAYMENTS RECEIVED OVER [**] PERIOD" means the total number of payments received during any [**] (an amount used for monitoring the Payment Received & Processed Same
                  Day).

                  "TRANSITION-IN PLAN" has the meaning ascribed thereto in the Amended MOSA.

                  "VOICE BILLING TRANSMISSIONS" means the delivery of billing files to the appropriate [**] to allow for local invoicing, the Target KVM % in respect of which is stated as the resulting percentage figure when the number of voice billing transmissions completed [**] in a given period of time is divided by the total number of voice billing transmissions in the same period.

                  "VOICE SUCCESSFUL BILLING" means to capture and transmit the voice billing files to the appropriate [**] within [**] from the delivery of voice services from Bell, the Target KVM % in respect of which is stated as the resulting percentage figure when the number of voice records completed [**] in a given period of time is divided by the total number of voice records in the same period.

         1.4      RESPONSIBILITIES OF THE BCH COMPANIES

                  BCH Company responsibilities, directly relating to the operation of the various Services, are specified in the Agreement and in Exhibit A (Demarcation Points and Service Definitions) and Exhibit O-2 (Roles and
                  Responsibilities-Production).

         1.5      SERVICE LEVEL KEY VALUE MEASURES

                  1.5.1   Service Level KVMs are comprised of either:

                          A.   Project Service Level KVMs; or
                          B.   Critical Service Level KVMs.


                  1.5.2 The Critical Service Level KVMs set forth below are measured and reported as specified in Section 3 below.

                          NO.  CRITICAL SERVICE LEVEL KVMS                                  MEASUREMENT
                                                                                             FREQUENCY
                           1   Billing Accuracy                                                 [**]
                           2   Delivery by Day [**] (for Bell, or such lesser time              [**]
                               period for [**] or such other time period for the [**]
                               as set out in this Exhibit)
                           3   Payment Received & Processed Same Day                            [**]
                           4   Voice Billing Transmission                                       [**]
                           5   Voice Successful Billing                                         [**]
                           6   Data Successful Billing                                          [**]
                           7   Customer Care Systems                                            [**]

         1.6      PENALTY REBATE/BONUS PAYMENT SCHEDULE

                  [NOTE : From the Amendment Effective Date, Bell has agreed to [**] the Penalty Rebates/Bonuses calculation. Bell is permitted during the Term, by giving Certen [**] written notice to [**] the Penalty Rebates/Bonuses calculation hereunder. Accordingly, the provisions in this Exhibit relevant to Penalty Rebates/Bonuses calculations will only apply [**] Bell.]

                  1.6.1 Actual payment or crediting of accumulated Performance Penalty Rebates/Bonuses will be made at the time that the BCH Companies' final payment in respect of an Operational Year is due and payable under the Agreement. Penalty Rebates/Bonuses are calculated [**] by multiplying [**] by the [**] (as defined in Exhibit B to this Agreement) for Services received by Certen, associated with the applicable [**] generating the Penalty Rebate/Bonus, during the [**] in which the Performance Penalty Rebate/Bonus is incurred/earned. Penalty Rebates/Bonuses shall not be applied under both Exhibit C-2 and Exhibit C-1 for the same Miss.

                  1.6.2 If the aggregate of all Performance Penalty Rebates due to the BCH Companies within a particular Operational Year less the aggregate of all Bonuses due to Certen from the BCH Companies in the same Operational Year is positive, Certen will credit the BCH Companies with the amount calculated, which credit shall be applied to the Fees chargeable by Certen commencing in the next Operational Year, and all Performance Penalty Rebate/Bonus balances for the BCH Companies will be reduced to zero for the next Operational Year.

                  1.6.3 If the aggregate of all Performance Penalty Rebates due to the BCH Companies within a particular Operational Year less the aggregate of all Bonuses due to Certen from the BCH Companies in the same

                          Operational Year is negative, the Performance Penalty Rebate balance will be reduced to zero, while the amount calculated (i.e., the difference of Bonuses minus Performance Penalty Rebates) will be carried forward as an opening Bonus for the next Operational Year.

                  1.6.4 With respect to the last Operational Year of the Agreement (or any portion thereof if such Operational Year is not a full twelve (12) calendar months), any outstanding amount due to Certen (i.e., the difference of aggregate Bonuses minus aggregate Performance Penalty Rebates for that Operational Year or portion thereof), will be paid by the BCH Companies up to (but not exceeding) an amount equal to the aggregate sum of all Performance Penalty Rebates credited to the BCH Companies at the end of all previous Operational Years of the Agreement.

2.       FRAMEWORK FOR SERVICE LEVELS AND PERFORMANCE CREDITS

         2.1      INTRODUCTION

                  This section sets forth the implementation and management of the Service Levels.

         2.2      CRITICAL SERVICE LEVEL KVM IMPLEMENTATION

                  2.2.1 The agreed Critical Service Level KVMs shall be based on the assumption that the information provided by Bell documenting the service levels reached by Bell with respect to operations existing immediately prior to the Effective Date (including but not limited to the Performance Scorecard results, performance history, and other measurements) is complete and accurate.

                  2.2.2 In the event that either party has notice or knowledge that any such information is or may be materially incomplete or inaccurate, it shall promptly so notify the other.

                  2.2.3 If the information referenced in Section 2.2.1 above is not complete or accurate, the parties will promptly update the Critical Service Level KVMs, including but not limited to the Critical Service Level KVMs, the Target KVMs, the Performance Thresholds, and the Performance Scorecard results.

         2.3      SERVICE LEVEL PLANNING

                  2.3.1 Service Levels are subject to review on the following occasions throughout the Term:

                          - Optional [**] Review : Within [**] of the Amendment Effective Date and every [**] thereafter, the parties will have the option to meet and review the Service Levels.

                          - [**] Review : The parties shall set a mutually agreed date to conduct [**] reviews of the Service Levels and Certen's performance with respect to the Service Levels. At a minimum, the [**] review will include :

                                  - Comprehensive review of the previous[**] performance;

                                  - Revision of the Service Levels, if any, based upon mutual agreement; and

                                  - review of the Critical Service Level KVM definitions, methods of measurement, targets and thresholds, credit/bonuses procedures, and any other relevant parameter, mechanism, or portion of this Exhibit C-1.

                                  No changes to any Service Levels shall
                                  become effective without the written
                                  approval of each Party's Operational Prime
                                  (as defined in Exhibit F). Upon the written mutual consent of the parties and in accordance with Exhibit G (Change Order Process), the parties shall adjust any part of the Critical Service Level KVMs and/or Performance Penalty Rebates/Bonuses. The parties acknowledge that they are or may become party to service level documents, defining the parameters of Service Levels, which documents are external to this Exhibit. Such documents may be altered by the mutual determination of the parties upon written agreement of each party's responsible Service Level Coordinator and Service Level Manager.

                  2.3.2 The BCH Companies recognize and agree that each BCH Company's strategy for transition to Modernization will likely include several planned rollouts, during which both the Legacy Systems and the Modernized Systems will be used in parallel. During such period(s) of parallel use, the parties will agree on ways to adjust (in accordance with this Section 2.3) the Performance

                          Penalty Rebate/Bonus computation model set forth herein and in Exhibit C-2 to the changing environments of the BCH Companies.

                  2.3.3 When considering such Critical Service Level KVM adjustments, the parties will consider the impact of improved and measurable performance capabilities due to Systems that have been implemented by Certen through the provision of Services and the Modernization. In addition, the parties will consider the impact of following circumstances:

                          A. Development of a plan for improving Critical Service Level KVMs based on mutually acceptable changes to the Systems;

                          B. New and different Services requested by the BCH Companies;

                          C. Addition or removal of Critical Service Level KVMs, as appropriate, to reflect the ongoing requirements of the BCH Companies;

                          D. Additional performance levels for Services with regard to which Certen will regularly measure and report to the BCH Companies.

                  2.3.4 Modernization, if applicable, shall provide improved Critical Service Level KVMs [**] to Bell.

         2.4      CRITICAL SERVICE LEVEL KVMS REPORTING

                  2.4.1 Unless otherwise agreed by the parties in writing, Certen will produce and make available to Bell [**] the reports and/or measurement results in connection with the Critical Service Level KVMs.

                  2.4.2 This includes usage of the same format and content type used before the Effective Date for [**] reports on Critical Service Level KVMs, which communicate performance standards versus actual performance levels achieved.

                  2.4.3 A sample of such reports and measurement methods and the format and content types used with such reports and measurements is attached to this Exhibit as Annex 1.

         2.5      MEASUREMENT AND PERFORMANCE SCORECARD

                  2.5.1 Certen will use the results and methods of the measurement and performance scorecard existing immediately prior to the Effective

                          Date, copies of which shall be attached hereto as Annex 2, or, if non-existent, then as developed mutually by Certen and the applicable BCH Company (collectively, the "PERFORMANCE SCORECARD"), to track and evaluate [**] performance in the following areas:

                          BILLING & PAYMENT PROCESSING

                          - Accuracy
                          - Timeliness

                  2.5.2 For each Project, as part of the statement of work relating thereto, the parties shall agree upon service levels with regard to budget, timelines and delivery (the "PROJECT SERVICE LEVELS KVMS"). During the term of the Agreement, Certen shall provide each BCH Company with [**] reports with respect to all Projects carried out thereby for each BCH Company [**].

         2.6      PRE-EFFECTIVE DATE SERVICE LEVEL AGREEMENTS WITH [**]

                  Certen will meet the required service levels in all BCH Company contracts with the [**], as listed in Exhibit M3 of the MOSA provided that (i) Certen's performance with respect to such service levels shall not be subject to the Penalty Rebate/Bonus mechanism referred to herein; (ii) and that such contracts are presented to Certen. Following the Amendment Effective Date, no such contract will be signed, renewed or modified without the prior written approval of Certen. The contracts between the BCH Companies and the [**] shall not be assigned or otherwise transferred to Certen.

         2.7      TRANSITION-OUT PERIOD FOR CRITICAL SERVICE LEVEL KVMS

                  2.7.1 The Critical Service Level KVMs, including but not limited to, the Performance Penalty Rebate/Bonus mechanism described herein, became applicable commencing upon expiration of the Grace Period.

                  2.7.2 The Critical Service Level KVMs shall no longer be in effect upon commencement of, and throughout, the Transition-Out Period. Subject to and without limiting the foregoing, Certen will [**] the Critical Service Level KVMs during the Transition-Out Period.

      2.8   UNDERTAKING TO PERFORM CRITICAL SERVICE LEVEL KVMS

            2.8.1 Critical Service Level KVMs are described in Section 3 below and will be updated by the parties in accordance with Sections
                  2.2 and 2.3 above.

            2.8.2 Certen will meet or exceed the Critical Service Level KVMs, subject to (A) the agreed interdependencies of the parties, as specified in Exhibit A (Demarcation Points and Service Definitions) and Exhibit O-1 (Roles and Responsibilities-Delivery) and Exhibit O-2 (Roles and Responsibilities-Production) of the Agreement; and (B) the Performance Penalty Rebate/Bonus mechanism described in this Exhibit.

            2.8.3 If and when Certen exceeds any Bonus % Threshold for any of the [**], the [**] shall credit Certen with a Bonus, in the amounts and according to the terms and conditions set forth in this Exhibit.

            2.8.4 Subject to Section 7.4 of the Agreement, and when Certen fails to meet any Penalty Rebate % Threshold for [**], Certen shall credit the BCH Companies with a Penalty Rebate, in the amounts and according to the terms and conditions set forth in this Exhibit.


3.    CRITICAL SERVICE LEVEL KVM METRICS

      The parties agree to the following Critical Service Level KVM metrics:

      3.1   DETAILED CRITICAL SERVICE LEVEL KVMS

            The detailed Critical Service Level KVMs and schemes for each of the BCH Companies are specified below.


3.3   CRITICAL SERVICE LEVEL KVM PARAMETER VALUES


A-BILLING ACCURACY

TARGET KVM (%)            BONUS %         PENALTY  REBATE %
                          THRESHOLD       THRESHOLD
--------------            ---------       ---------
[**]                      [**]            [**]

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]


B-DELIVERY BY DAY [**]

TARGET KVM (%)            BONUS %                       PENALTY  REBATE %
                          THRESHOLD                     THRESHOLD
--------------            ---------                     ---------
[**]                      see following table           see following table

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------

KVM Target met day [**] or earlier    [**]
KVM Target met day [**]               [**]
KVM Target met day [**]               [**]
KVM Target met day [**]               [**]
KVM Target met day [**] or later      [**]



C-PAYMENT RECEIVED & PROCESSED SAME DAY

TARGET KVM (%)            BONUS %                  PENALTY REBATE %
                          THRESHOLD                THRESHOLD
--------------            ---------                ---------
[**]                      [**]                     [**]


D) [**] BILLING SERVICES

DESCRIPTION               TARGET KVM %             BONUS/PENALTY
-----------               ------------             -------------
VOICE BILLING             [**]                     N/A
TRANSMISSION
VOICE SUCCESSFUL          [**]                     N/A
TRANSMISSION
DATA SUCCESSFUL BILLING   [**]                     N/A

NOTE: Bell Canada is bound to these Target KVMs under Schedule A-13 of the Operations Support Services of January 1, 2000 with the [**]. These commitments are passed on to Certen. Given that the OSS agreement does not provide for bonuses or penalties, none is applicable to Certen.


E) CUSTOMER CARE TARGET KVMS

THE CUSTOMER CARE KVMS WILL BE REVIEWED AFTER MODERNIZATION.

DESCRIPTION                   TARGET KVM %         BONUS/PENALTY
-----------                   ------------         -------------
PERCENTAGE AVAILABILITY       [**]                 N/A
ARICS
PERCENTAGE AVAILABILITY       [**]                 N/A
CUBS
PERCENGTAGE AVAILABILITY      [**]                 N/A
- NIBS - MTCE
PERCENTAGE RELIABILITY        [**]                 N/A
ARICS
PERCENTAGE RELIABILITY        [**]                 N/A
CUBS
PERCENTAGE RELIABILITY -      [**]                 N/A
NIBS - MTCE


NOTE: Target KVMs have been set at identical levels to the ones found in
the [**] Agreement.   Bonuses and penalties to be determined on the basis
of overall Bell Canada applications, not by individual applications.


            3.3.2 [**]

A-BILLING ACCURACY

TARGET KVM (%)            BONUS %         PENALTY  REBATE %
                          THRESHOLD       THRESHOLD
--------------            ---------       ---------
[**]                      [**]            [**]

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]

B-DELIVERY BY DAY [**]

TARGET KVM (%)            BONUS %                  PENALTY  REBATE %
                          THRESHOLD                THRESHOLD
--------------            ---------                ---------
[**]                      see following table      see following table

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------
KVM Target met day [**] or earlier    [**]
KVM Target met day[**]or later        [**]






C-PAYMENT RECEIVED & PROCESSED DAME DAY

TARGET KVM (%)            BONUS %            PENALTY REBATE %
                          THRESHOLD          THRESHOLD
--------------            ---------          ---------
[**]                      [**]               [**]


D) CUSTOMER CARE TARGET KVMS

THE CUSTOMER CARE KVMS WILL BE REVIEWED AFTER MODERNIZATION.

DESCRIPTION                    TARGET KVM %             BONUS/PENALTY
-----------                    ------------             -------------
TO BE DOCUMENTED PENDING
THE FINALIZATION OF THE
[**] SLA.  DATE TBD.



            3.3.3 [**]

A-BILLING ACCURACY

TARGET KVM (%)            BONUS %                  PENALTY  REBATE %
                          THRESHOLD                THRESHOLD
-------------             ---------                ---------
[**]                      [**]                     [**]

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]


B-DELIVERY BY DAY[**]

TARGET KVM (%)            BONUS %                  PENALTY  REBATE %
                          THRESHOLD                THRESHOLD
--------------            ---------                ---------
[**]                      see following table      see following table

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------

KVM Target met day [**] or earlier    [**]
KVM Target met day [**]               [**]
KVM Target met day [**]               [**]
KVM Target met day [**]               [**]
KVM Target met day [**] or later      [**]



C-PAYMENT RECEIVED & PROCESSED DAME DAY

TARGET KVM (%)            BONUS %             PENALTY REBATE %
                          THRESHOLD           THRESHOLD
--------------            ---------           ---------
[**]                      [**]                [**]


D-CUSTOMER CARE TARGET KVMS

THE CUSTOMER CARE KVMS WILL BE REVIEWED AFTER MODERNIZATION.

DESCRIPTION                     TARGET KVM %             BONUS/PENALTY
-----------                     ------------             -------------
CUSTOMER CARE KVMS TO BE
ESTABLISHED.

            3.3.4 [**]


A-BILLING ACCURACY

TARGET KVM (%)            BONUS %               PENALTY  REBATE %
                          THRESHOLD             THRESHOLD
--------------            ---------             ---------
[**]                      [**]                  [**]

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]


B-DELIVERY BY DAY [**]

TARGET KVM (%)            BONUS %                  PENALTY  REBATE %
                          THRESHOLD                THRESHOLD
--------------            ---------                ---------
[**]                      see following table      see following table

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------

KVM Target met day [**] or earlier    [**]
KVM Target met day [**]               [**]
KVM Target met day [**]               [**]
KVM Target met day [**]               [**]
KVM Target met day [**] or later      [**]



C-PAYMENT RECEIVED & PROCESSED SAME DAY

TARGET KVM (%)            BONUS %             PENALTY REBATE %
                          THRESHOLD           THRESHOLD
--------------            ---------           ---------
[**]                      [**]                [**]


D) CUSTOMER CARE TARGET KVMS

THE CUSTOMER CARE KVMS WILL BE REVIEWED AFTER MODERNIZATION.

DESCRIPTION               TARGET KVM %             BONUS/PENALTY
-----------               ------------             -------------
PERCENTAGE AVAILABILITY   [**]                     N/A
- LINK
PERCENTAGE AVAILABILITY   [**]                     N/A
- CNBS
PERCENTAGE AVAILABILITY   [**]                     N/A
- CTA




NOTE: Target KVMs have been set at identical levels to the ones found in
the [**] Agreement.   Bonuses and penalties to be determined on the basis
of individual applications.


                [**]

A-BILLING ACCURACY

TARGET KVM (%)            BONUS %         PENALTY  REBATE %
                          THRESHOLD       THRESHOLD
--------------            ---------       ---------
TBD                       TBD             TBD

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------
TBD



B-DELIVERY BY DAY X

TARGET KVM (%)            BONUS %                  PENALTY  REBATE %
                          THRESHOLD                THRESHOLD
--------------            ---------                ---------
TBD                       see following table      See following table

ACTUAL PERFORMANCE                    BONUS/PENALTY %
------------------                    ---------------

KVM Target met day X or earlier
KVM Target met day X
KVM Target met day X
KVM Target met day X
KVM Target met day X or later



C-PAYMENT RECEIVED & PROCESSED SAME DAY

TARGET KVM (%)            BONUS %         PENALTY REBATE %
                          THRESHOLD       THRESHOLD
--------------            ---------       ---------
TBD


D) CUSTOMER CARE TARGET KVMS

DESCRIPTION            Target KVM %                BONUS/PENALTY
-----------            ------------                -------------




      3.4   CRITICAL SERVICE LEVEL KVM PERFORMANCE COMPUTATION METHOD

            The formulas defined in sections 3.4.1 through 3.4.6 below shall apply to the computation of the Critical Service Level KVMs, as applicable for each Line of Business separately.


            Upon completion of Modernization, the Critical Service Level KVM computation methods shall be reviewed by the parties for each BCH Company separately, with the objective of improving such methods.


            3.4.1 BILLING ACCURACY

                  A. The Number of Total Bills, [**], less the Number of Mistakes, [**], divided by the Number of Total Bills for the same Line of Business, over a [**] period. This result (%)
                      shall be compared against the relevant Target KVM %, Bonus % Threshold, and Penalty Rebate % Threshold.

                  B. If the result is equal to or lower than the relevant Penalty Rebate % Threshold, the Performance Penalty Rebate's dollar value shall be calculated as per Section
                      3.3 above.

                  C. If the result is equal to or higher than the relevant Bonus % Threshold, the Bonus's dollar value shall be calculated according to Section 3.3 above.

            3.4.2 DELIVERY BY DAY [**] (for Bell Canada or such lesser/other time period for the other Lines of Business as set out in this Exhibit)

                  A. The Number of Total Bills actually delivered, [**], less the number of bills billed after the end of DAY [**] (or such lesser/other) time period as mentioned above), divided by the Number of Total Bills actually delivered [**], over a [**] period. This result (%) shall be compared against the relevant Target KVM %.

                  B. If the Target KVM % is met earlier than DAY [**] (or such lesser/other time period as mentioned above), Certen is eligible for a Bonus.

                  C. The dollar value of the Bonus for each day earlier than DAY [**] (or such lesser/other time period as mentioned above) will be as provided for in Section 3.3 above.

                  D. If the Target KVM % is met later than DAY [**] (or such lesser/other time period as mentioned above), the BCH Companies will be eligible for a Performance Penalty Rebate resulting from Certen's failure to meet a Critical Service Level KVM, as provided for in Section 3.3 above.


            3.4.3 PAYMENT RECEIVED & PROCESSED SAME DAY

                  A. The Total Number of Payments Received Over [**] Period, [**], less the Sum of the Failed Same Day Processing Over [**] Period, [**], divided by the Total Number of Payments Received Over [**] Period. This result (%) shall be compared against the relevant Target KVM %, Penalty Rebate % Threshold, and Bonus % Threshold.

                  B. If the result is equal to or lower than the relevant Penalty Rebate % Threshold, the Performance Penalty Rebate's dollar value shall be calculated according to
                      Section 3.3 above.

                  C. If the result is equal to or higher than the relevant Bonus % Threshold, the Bonus's dollar value shall be calculated according to Section 3.3 above.



            3.4.4 VOICE BILLING TRANSMISSION

                   As per definition in Section 1.3. The result, expressed as a percentage, shall be compared against the relevant Target KVM % and reported by Certen on a [**] basis.



            3.4.5 VOICE SUCCESSFUL BILLING

                  As per definition in Section 1.3. The result, expressed as a percentage, shall be compared against the relevant Target KVM % and reported by Certen on a [**] basis.


            3.4.6 DATA SUCCESSFUL BILLING

                  As per definition in Section 1.3. The result, expressed as a percentage, shall be compared against the relevant Target KVM % and reported by Certen on a [**] basis.


            3.4.7 CUSTOMER CARE

                  The applicable formulas to the computation of the customer care service levels are provided for in Section 3.3 above.

      3.5   [INTENTIONALLY DELETED.]

      3.6   PROCESS FOR CORRECTION AND ANALYSIS

            3.6.1 NEGATIVE FACTOR CORRECTION

                  In the event that the parties mutually determine that certain Critical Service Level KVM factors as determined by the [**] to the Agreement, shall have a material negative impact on the one of the Critical Service Level KVMs' measured values, then the parties shall designate the problem as a "Negative Factor", and then the parties shall proceed as follows:

                           A. The BCH Companies and Certen shall promptly form a joint team to determine corrective action. Certen shall be responsible for initially determining what remedial actions are to be taken, but shall consult with the BCH Companies as to such course of action. If the cause of the problem is substantially outside of Certen's responsibility and control, then Certen and the BCH Companies shall mutually agree on the corrective action, subject to the requirements of Exhibit G (Change Order Process).

                           B. If the cause of the Negative Factor is due to factors substantially within Certen's responsibility and control:

                                1.      Certen shall implement the remedial
                                        action and correct the Negative Factor
                                        as soon as reasonably possible, taking
                                        into account the urgency of the
                                        situation and the appropriate staff for
                                        the job.

                                2.      Certen shall determine and keep a
                                        designated representative of the BCH
                                        Companies advised at all relevant times
                                        of the [**] Negative Factor resolution
                                        and resumption of operations.

                                3.      The BCH Companies shall develop a
                                        business communications plan, and Certen shall provide such assistance and cooperation as may be reasonably necessary to enable the BCH Companies to develop and implement such a plan.

                                4. The joint team shall monitor progress on resolution of a Negative Factor and update the communications plan. If the Negative Factor is not resolved within the estimated time frame, then the joint team will reassess what further or different corrective action may be required.

                                5.      Each of Certen and the BCH Companies
                                        must sign-off and agree on the final
                                        resolution of the Negative Factor.

                  3.6.2    PERFORMANCE REVIEW PROCESS

                           In the event that:

                           A. any one of the actual Critical Service Level KVMs achieved and measured by Certen during the previous [**] period fail to meet the relevant prescribed Critical Service Level KVMs and Penalty Rebate % Threshold, subject to Section
                                3.8 below; or

                           B. a Negative Factor (the cause of which is substantially within Certen's responsibility and control) is declared by the parties during the previous [**] in accordance with Section 3.6.1 above, subject to Section 3.8 below, then a Performance Review process, which incorporates the following steps, will be triggered:

                                1.      Certen shall conduct a Post Mortem
                                        analysis and review the results with the BCH Companies;

                                2.      [**], following the review, Certen
                                        shall, [**], develop and implement
                                        corrective actions and/or modify
                                        existing processes and procedures or
                                        create new processes and/or procedures
                                        to prevent any recurrence and when this
                                        is not reasonably possible, then Certen
                                        shall prepare and submit to the BCH
                                        Companies a plan indicating how and when any such action, process or procedure will be in place to prevent any recurrence;

                                3. If a contributing cause of a problem or delay in implementing a remedy to a problem was substantially within the control of a third party, then the parties shall determine a course of action to prevent a recurrence; and,

                                4. The BCH Companies and Certen will sign off on the conclusions resulting from the review process.

         3.7      MECHANISM FOR PENALTY REBATES OR BONUSES


                  3.7.1    ALLOCATION OF PERFORMANCE PENALTY REBATES

                           A. Certen will issue [**] Performance Penalty Rebates to the applicable BCH Company, at the dollar value calculated in accordance with
                                Section 3.3 above, if Certen Misses the Critical Service Level KVM [**] for [**] in an Operational Year. The dollar value will be calculated using the [**] attained during the [**] period.

                           B. After issuing [**] Performance Penalty Rebates to the applicable BCH Company in accordance with
                                Section 3.7.1A above, Certen will issue [**]
                                Performance Penalty Rebate to the applicable BCH Company, at the dollar value calculated in accordance with Section 3.3 above, if Certen Misses the Critical Service Level KVM (upon which the [**]

                                Performance Penalty Rebates issued under Section 3.7.1A above were based) for [**] in any other [**] of that Operational Year.


                  3.7.2    ALLOCATION OF PERFORMANCE BONUSES

                           A. Bell will issue [**] Bonuses, at the dollar value calculated in accordance with Section 3.3 above, if Certen meets or exceeds the Bonus % Threshold for the same critical service Level KVM [**] for [**] in an Operational Year. The dollar value will be calculated using the [**] attained during the [**] period.

                           B.   After issuing [**] Bonuses to Certen in
                                accordance with Section 3.7.2A above, Bell will issue [**] Bonus to Certen, at the dollar value calculated in accordance with Section 3.3 above, if Certen meets or exceeds the Bonus % Threshold (upon which the [**] Bonuses issued under Section 3.7.2A above were based) for Certen in any other [**] of that Operational Year.

         3.8      DEPENDENCIES

                  The following events, should they occur, shall not be included in the calculation of Certen's performance in relation to the Critical Service Level KVMs (and accordingly, no Performance Penalty Rebates/Bonuses shall result from such events), but shall be reported in writing to the BCH Companies, on a [**] basis from the Effective Date, in a format to be defined and agreed to by the parties:

                  3.8.1.   A Force Majeure Event (as defined under the
                           Agreement);

                  3.8.2 A failure resulting from the acts or omissions of (a) [**]; (b) [**]; or (c) any other third party supplier, vendor, or other contractor, excluding third parties under contracts that were fully assigned to Certen, in fulfilling its obligations to the BCH Companies or to Certen;

                  3.8.3 A failure of one of the BCH Companies (or any of the [**] ) to fulfill its (or their) part in the Services, according to the dependencies of the parties set forth in Exhibit A, or the roles and responsibilities of the parties set forth in Exhibits O-1 and O-2 of the Agreement (or the dependencies and/or roles and responsibilities set forth in such third party contracts referenced in Section 2.6 above); or

                  3.8.4 A failure arising out of an error or defect in [**], not caused by Certen or any third party under Certen's responsibility and control.

         3.9      REMEDIES FOR MISSES

                           3.9.1    [Intentionally Deleted.]

                  3.9.2 DIRECT DAMAGES ON SUCCESSIVE OR AGGREGATE MISSES OF CRITICAL SERVICE LEVEL KVMS

                           A. Subject to Section 3.8 above, in the event that Certen causes, an aggregate of [**] Misses of the same Critical Service Level KVM [**], within the same Operational Year, then, subject first to compliance with the Dispute Resolution procedures set forth in Section 18 of the Agreement, and further subject to the limitation of liability provisions of the Agreement, Certen shall credit the BCH Companies in the amount of [**].

                           B. All Penalty Rebates previously credited to the BCH Companies under this Exhibit C-1 shall be deducted from [**]. The BCH Companies shall not have grounds for termination of the Agreement based on the successive or aggregate Misses described in this Section 3.9.2, subject to Section 3.9.3.

                  3.9.3    MATERIAL BREACH

                           Subject to the following -

                           (i) compliance with the Dispute Resolution procedures set forth in Section 18.1 of the Agreement, and

                           (ii) if following such procedures corrective measures are not taken, the parties shall attempt to resolve the dispute within an additional period of [**] in which they shall refer the dispute to executive officers of their shareholders, and

                           (iii) the limitation of liability provisions of the Agreement,

                           Bell shall have the right to terminate the Agreement by giving notice of termination to Certen without Certen having recourse to the arbitration procedure set out in Section 18.2 thereof, if Certen causes, subject to Section 3.8 above:

                                1. [**] successive Misses of the same Critical Service Level KVMs [**] within the same Operational Year; and

                                2.   each of such Misses materially deviates
                                     from the Penalty Rebate Threshold
                                     ("MATERIAL DEVIATION");  and

                                3.   the [**] consecutive Misses, taken as a
                                     whole, have materially adversely affected the delivery of the Services under the Agreement;

                                provided, however, that Certen shall have the right to dispute such termination pursuant to the provisions of Section 17.2 of the Agreement.

4.       SERVICE LEVELS FOR PROJECTS

The parties may agree in any statement of work for a specific future Project to add Project Service Level KVMs. As part of the statement of work, the parties may, where applicable, agree on certain penalties and bonuses for missing or exceeding such Project Service Level KVMs. See Annex 6 for details on the measurements put in place.


5.       BILLING AND CUSTOMER CARE IS/IT SERVICE LEVELS METRICS


         A list of applications as per Exhibit A and the applicable contracts and service levels thereto has been provided to Certen. Any questions which the parties may have on the enforcement of billing and customer care ISIT service levels shall be handled through the governance process as per Exhibit F to this Agreement.

6.       LIST OF SERVICE LEVEL DOCUMENTATION INCORPORATED BY REFERENCE IN THIS
         EXHIBIT


         Applicable contracts are listed in Annex 4A.
         Billing IS/IT SLAs are listed in Annex 4B.

                                   EXHIBIT C-2
                                MODERNIZED SYSTEM
                                  KVMS AND SLS

ANNEXES

Annex I - SL Agreement Template. The Parties shall work diligently and negotiate in good faith to settle the form of this Annex as soon as practicable following the Amendment Effective Date and in any event within 60 days of the Amendment Effective Date.

I.    INTRODUCTION

   The purpose of this Exhibit C-2 to the Agreement is to detail the methods, measurements and goals of service level monitoring for Services delivered by Certen to the BCH Companies relating to the Modernized System, and to that effect, to be consistent with the Services as they are outlined in Exhibit A. Should there be any gap between this Exhibit and Exhibit A, the Parties shall review such gap and amend this Exhibit C-2 accordingly. The terms of this Exhibit C-2 apply to the Modernized Systems and the terms of Exhibit C-1 apply to the Legacy Systems. The chart below outlines the Key Value Measures (hereinafter referred to in this Exhibit C-2 as "Critical Service Level KVMs" or "KVMs"), and Business/IT Operational Service Levels (hereinafter referred to as "SLs") referenced in this document (hereinafter collectively referred to as the "Performance Measures" (PMs) throughout this document). Capitalized terms in this Exhibit C-2, not otherwise defined herein, shall have the meanings set forth in the Agreement and in Exhibit C-1.

   ITEM      MEASURE

 APPENDIX I  KEY VALUE MEASURE (KVM)

     1.      Billing Accuracy
     2.      Billing Delivered by Day X
     3.      Payment Received and Processed Same Day

APPENDIX II  BUSINESS OPERATIONAL SL

     4.      [**] Bill Date Billing Cycle confirmed by Work Day
             [**] (WD [**])
     5.      Billing Services and Queries
     6.      Payment Process Quality
     7.      Event error correction

APPENDIX III IT OPERATIONAL SL

     8.      Online Availability
     9.      Online Response Time
    10.      Service Response
    11.      Service Resolution

   The Parties agree to negotiate in good faith the completion of Appendix II (Business Operational SL) and Appendix III (IT Operational SL) as soon as practicable following the Amendment Effective Date and in any event prior to [**]. The Parties agree that additional SLs may be included in Appendix II and III upon the agreement of the Parties but, as a minimum, the SLs identified in Appendix II and III shall be included in Appendix II and III.

II.   MEASUREMENT STRUCTURE

Each KVM and SL shall be measured using a "Blue-Green-Yellow-Red" (BGYR) traffic light mechanism (the "Individual KVM/SL BGYR State"), with "Blue" representing the highest level of performance and "Red" representing the lowest level of performance. The tables below represent the mechanism for KVMs and SLs in this document.

                          KVMs
-----------------------------------------------------------
 Individual KVM    Penalty/Bonus Level      Penalty/Bonus
   BGYR State                             Multipliers in %
-----------------------------------------------------------
      Blue                [**]                  [**]

   Light Blue             [**]                  [**]

     Green                [**]                  [**]

     Yellow               [**]                  [**]

      Red                 [**]                  [**]

The minimum and maximum bonus thresholds set out above shall be referred to herein as the applicable "Bonus Threshold" and the minimum and maximum penalty thresholds set out above shall be referred to herein as the applicable "Penalty Rebate Threshold".

            SLs
----------------------------
 Individual SL           PM
   BGYR State
----------------------------
      Blue               -

     Green               -

     Yellow              -

      Red                -

III. GRACE PERIODS


   The Parties have agreed that for certain specified time periods based on calendar days (each a "Grace Period") Certen's obligation to perform the Services in accordance with some or all of the PMs will be suspended (such KVMs/SLs referred to hereinafter as the "Suspended PM") upon the occurrence of certain events that the Parties recognize will negatively impact Certen's ability to perform the Services in accordance with the PM ("PM Suspension Events"). A "Suspended PM" means the KVM, if applicable, will not draw a bonus or penalty during the Grace Period. Certen shall be required to perform the Services measured by such Suspended PM, and measure and report on its performance against each Suspended PM, in a timely, accurate and professional manner. Set forth below is a table summarizing the PM Suspension Events and the related Suspended PM and Grace Periods:

       No.  Suspension   Grace Period   Suspended KVM     Suspended SL
               Event
      1.    [**]          [**]            [**]             [**]
      2.    [**]          [**]           -      [**]
      3.    [**]          [**]           -      [**]       [**]
      4.    [**]          [**]            [**]             [**]

IV.   PENALTY REBATE/BONUS PAYMENT SCHEDULE FOR KVMS

   NOTE: From the Amendment Effective Date, Bell has agreed to [**] the Penalty Rebates/Bonuses calculation. Bell is permitted during the Term, by giving Certen [**] prior written notice to [**] the Penalty Rebates/Bonuses calculation hereunder. Accordingly, the following provisions relevant to Penalty Rebates/Bonuses calculations will only apply [**] Bell.

   Actual payment or crediting of accumulated Penalty Rebates/Bonuses will be made at the time that the BCH Companies' final payment in respect of an Operational Year is due and payable under the Agreement. Penalty Rebates/Bonuses are calculated [**] by multiplying [**] by the [**] (as defined in Exhibit B to this Agreement) for Services received by Certen associated with the applicable [**] generating the Penalty Rebate/Bonus during the [**] in which the Performance Penalty Rebate/Bonus is incurred/earned. Penalty Rebates/Bonuses shall not be applied under both Exhibit C-2 and Exhibit C-1 for the same Miss.

   If the aggregate of all Penalty Rebates due to the BCH Companies within a particular Operational Year less the aggregate of all Bonuses due to Certen from the BCH Companies in the same Operational Year is positive, Certen will credit the BCH Companies with the amount calculated, which credit shall be applied to the Fees chargeable by Certen commencing in the next Operational Year, and all Penalty Rebate/Bonus balances for the BCH Companies will be reduced to zero for the next Operational Year.

   If the aggregate of all Penalty Rebates due to the BCH Companies within a particular Operational Year less the aggregate of all Bonuses due to Certen from the BCH Companies in the same Operational Year is negative, then the Penalty Rebate balance will be reduced to zero, while the amount calculated (i.e., the difference of Bonuses minus Performance Penalty Rebates) will be carried forward as an opening Bonus for the next Operational Year.

   With respect to the last Operational Year of the Agreement (or any portion thereof if such Operational Year is not a full twelve (12) calendar months), any outstanding amount due to Certen (i.e., the amount equal to the aggregate Bonuses minus aggregate Penalty Rebates for that Operational Year or portion thereof), will be paid by the BCH Companies up to (but not exceeding) an amount equal to the aggregate sum of all Penalty Rebates credited to the BCH Companies at the end of all previous Operational Years of the Agreement.

V.    MECHANISM FOR PENALTY REBATES OR BONUSES

   1.  ALLOCATION OF PENALTY REBATES

   A. Certen will issue [**] Penalty Rebates to the applicable BCH Company, at the dollar value calculated in accordance with the applicable Penalty Rebate Threshold, if Certen Misses the KVM for [**] in an Operational Year. The dollar value will be calculated using the [**] attained during the [**] period.

   B. After issuing [**] Penalty Rebates to the applicable BCH Company in accordance with Paragraph 1A above, Certen will issue [**] Penalty Rebate to the applicable BCH Company, at the dollar value calculated in accordance with applicable Penalty Rebate Threshold, if Certen Misses the KVM (upon which the [**] Penalty Rebates issued under Paragraph 1A above were based) for the [**] in any other [**] of that Operational Year.

   2.  ALLOCATION OF PERFORMANCE BONUSES

   A. Bell will issue [**] Bonuses, at the dollar value calculated in accordance with applicable Penalty Rebate Threshold, if Certen meets or exceeds the Bonus % Threshold for the same KVM for the [**] for [**] in an Operational Year. The dollar value will be calculated using the [**] attained during the [**] period.

   B. After issuing [**] Bonuses to Certen in accordance with Paragraph 2A above, Bell will issue [**] Bonus to Certen, at the dollar value calculated in accordance with applicable Penalty Rebate Threshold, if Certen meets or exceeds the Bonus % Threshold (upon which the [**] Bonuses issued under Paragraph 2A above were based) for Certen in any other [**] of that Operational Year.

   3.  OPERATIONAL YEAR ADJUSTMENT

   For the purposes of this Section only, the calculation of [**] in an Operational Year shall include the [**] of the prior Operational Year. That is, if Certen Misses, meets or exceeds (as applicable) KVMs in the [**] or [**] (as applicable) of an Operational Year and in the [**] (as applicable) of the next Operational Year, then, where there are Misses for [**], the Performance Penalty Rebate or Bonus (as applicable) will apply to any [**] in the new Operational Year where the KVM is Missed, met or exceeded (as applicable).

   4.  TRANSITION-OUT PERIOD

   The KVMs shall [**] upon commencement of, and throughout, the Transition-Out Period. Subject to and without limiting the foregoing, Certen will [**] meet the KVMs during the Transition-Out Period.

VI.   [**] REPORTS

   On a [**] basis, Certen shall provide a written report to Bell which includes the following information (the "[**] Measures Report"): (i) Certen's quantitative performance for each KVM/SL; (ii) each Individual KVM/SL BGYR State and the overall KVM/SL Score; (iii) a "root-cause analysis" and corrective action plan with respect to any KVM/SL where the Individual KVM/SL BGYR State was "Red" during the preceding [**]; and (iv) trend or statistical analysis with respect to each KVM/SL as requested by Bell. The [**] Measures Report shall be due [**]. Separate reports will be generated for each platform Line of Business (LOB) applicable.

VII.  REVIEW AND CHANGE PROCESS

      PMs are subject to review on the following occasions throughout the Term:

- OPTIONAL [**] REVIEW: Within [**] months of the Amendment Effective Date and every [**] thereafter, the Parties will have the option to meet and review the PMs.

- ANNUAL REVIEW: Certen and Bell shall set a mutually agreed date to conduct annual reviews of the PMs and Certen's performance with respect to the PMs. At a minimum, the annual review will include:

            -     Comprehensive review of the previous year's performance;

            - Revision of the PMs, if any, based upon mutual written agreement; and

            - The methods of measurement, targets and thresholds, credit/bonuses procedures, and any other relevant parameter, mechanism or portion of this Exhibit C-2.

   No changes to any PM shall become effective without the written approval of each Party's Operational Prime (as defined in Exhibit F) Committee members. Upon the written mutual consent of the Parties and in accordance with Exhibit G (Change Order Process), the Parties shall adjust any part of the PMs and/or Penalty Rebates/Bonuses. The Parties shall prepare SL documents, defining the parameters of SLs, which documents are external to this Exhibit. Such documents may be altered by the mutual determination of the Parties upon written agreement of each Party's responsible Service Level Coordinator and Service Level Manager.

VIII. DEFINITIONS

   Unless otherwise defined herein capitalized terms used in this Exhibit shall have the meaning ascribed thereto in the Agreement (including Exhibit C-1). In addition, in this Exhibit C-2, the following capitalized terms shall have the following meanings:

     TERM                               DEFINITION
Additional      Means Planned and managed upgrades, changes and or fixes
Release         to the production environment ensuring that the business
                interests are taken into consideration (eg.; peak period,
                training, methodology, etc) and version control of the
                production software or hardware is maintained.

Delivery by     Means the total number of all bills generated by Certen
Day X           in a given [**], for any given Line of Business, that are
                delivered either to a post office (or posted in a mail box) or delivered electronically to the customer within X calendar days
                (inclusive of the Xth day, or such other time period as
                indicated above) after the date on which the bill generation and approval process are completed for the specific Line of Business other than Bell Canada and in the case of Bell Canada, from the billing date as established by the applicable Canadian
                Radio-television and Telecommunications Commission (CRTC)
                requirements. Billing by Day X counts Business Days; weekends and official holidays are not included.

Disaster        As defined in Exhibit I.

Measurement     Normally a [**] with the exception of Grace Periods or
Period          other exclusions.

Steady State    Means the systems and the data have been set up and are
                running in production at the original or a new "permanent" site as agreed to by both Parties following a Disaster. The upstream and downstream interfaces are accessible and data operations are running as per the Certen BC/RP (Business Continuity/ Resumption
                plan), if available.

Severity Level  The system, component or application is down or unusable
1 resulting in a complete loss of service, [**] Critical deliverables, schedules and business operations will be impacted.

                Incidents are worked continuously and escalated to other technical personnel and management as required until service is restored via a workaround or fix resulting in the problem being either closed or downgraded.

Severity Level  The system, component or application is functioning
2 poorly. The response from the system, component or application results in a degraded service, [**]. Critical deliverables and schedules will be impacted but to a lesser extent than a Severity 1 The result negatively impacts some business operations.

                Incidents are worked on and assigned to other technical personnel and management as required during extended business hours (as defined in the SL Agreement for the applicable application) until service is restored via a workaround or fix.

    TERM                               DEFINITION
Severity Level  The system, component or application is difficult to use.
3               [**]. There is minimal impact to the business operations.



Thresholds      The same thresholds that apply to the SLs under the Legacy
                Systems will be applied to the SLs under the Modernized Systems.
                For new KVMs and SLs the following process is be observed:
                Certen will collect measurement data for [**]after the Amendment
                Effective Date, after which time the Parties will within [**], negotiate in good faith, a set of on-going measures and
                thresholds.

IX.   DEPENDENCIES

   The following events, should they occur, shall not be included in the calculation of Certen's performance in relation to the KVMs/SLs (and accordingly, no Penalty Rebates shall result from such events), but shall be reported in writing to the BCH Companies, on a [**] basis from the Amendment Effective Date, in a format to be defined and agreed to by the parties:

   (a) A Force Majeure Event (as defined under the Agreement);

   (b) A failure resulting from the acts or omissions of (a) [**]; (b) [**]; or (c) [**] BCH Companies or to Certen;

   (c) A failure of one of the BCH Companies ([**]) to fulfill its (or their)
   part in the Services, according to the dependencies of the parties set forth in Exhibit A, or the roles and responsibilities of the parties set forth in Exhibits O-1 and O-2 of the Agreement (or the dependencies and/or roles and responsibilities set forth in such third party contracts referenced in paragraph (b) above);

   (d) A failure arising out of an error or defect in the Legacy Systems and/or Modernized System, not caused by Certen or any third party under Certen's responsibility, control and management; or

   (e) Exceeding Envelope Parameters that are indicated in Exhibit A as being dependencies for specific KVMs/SLs;

X.    REMEDIES FOR MISSES

   [**] SUCCESSIVE OR AGGREGATE MISSES OF KVMS

   A. Subject to Section IX (Dependencies) above, in the event that Certen causes an aggregate of [**] Misses of the same KVM for the same Line of Business, [**] then, subject first to compliance with the Dispute Resolution procedures set forth in Section 18 of the Agreement, and further subject to the limitation of liability provisions of the Agreement, Certen shall credit the BCH Companies in the amount [**]. No Penalty Rebates/Bonuses or damages shall apply to Misses of SLs.

   B. All Penalty Rebates previously credited to the BCH Companies under this Exhibit C-2 shall be deducted from [**]. The BCH Companies shall not have grounds for termination of the Agreement based on the successive or aggregate Misses described in this Section, subject to the occurrence of a Material Breach (defined below).

   MATERIAL BREACH

   Subject to the following-

   (i) compliance with the Dispute Resolution procedures set forth in Section
   18.1 of the Agreement; and

   (ii) if, following such procedures, corrective measures are not taken, the Parties shall attempt to resolve the dispute within an additional period of [**] in which they shall refer the dispute to the Parties' executive officers; and

   (iii) the limitation of liability provisions of the Agreement,

   Bell shall have the right to terminate the Agreement by giving notice of termination to Certen without Certen having prior recourse to the arbitration procedure set out in Section 18.2 thereof, if Certen causes, subject to
   Section IX (Dependencies) above:

   1. [**] successive Misses of the same KVMs for the same Line of Business within[**]; and

   2. each of such Misses materially deviates from the applicable Penalty Rebate Threshold ("Material Deviation"); and

   3. the [**] consecutive Misses, taken as a whole, have materially adversely affected the delivery of the Services under the Agreement;

   provided, however, that Certen shall have the right to dispute, pursuant to the provisions of Section 18.2 of the Agreement, such termination after the effective date of the termination as set out in the termination notice.

   The parties undertake to negotiate in good faith, as soon as practicable following the Amendment Effective Date and in any event by [**] measurements of the Material Deviation threshold for purposes of measurement of Material Deviation as of the Amendment Effective Date.

XI.   COMPUTING THE MEASUREMENT SCORE (ROUNDING)

The measured result for each measure may require rounding in order to align with the defined scoring criteria. Where applicable, a simple rounding practice will be used. Two-decimal place accuracy will be used as the rounding precision, unless otherwise specified.

SAMPLE CALCULATION:

             Using the Online Availability SL measured result: [**]%

Apply the following SL scoring matrix:

   Individual SL          Production
     BGYR State           Environment
                     GE = Greater than or
                           equal to
                        LT = Less than
       Blue               GE [**]%

       Green               GE [**]%

       Yellow              GE [**]%

        Red                 LT [**]%


The rounding algorithm for this sample employs two-decimal place accuracy. The measurement result after rounding is [**]%, which yields a Green score.

                                   APPENDIX I
                              (KEY VALUE MEASURES)

This section of the document provides detailed definitions of the KVMs.

1.0 BILLING ACCURACY

             Specification: Billing Accuracy

             Definition:    The number of all bills that do not contain Errors
                            divided by the total number of bills generated in one [**], for a given BCH Company. "Errors" are mistakes that have a material impact on successful delivery or payment of the billed amount or result in inaccurately reflecting the amount due.

             KVM Formula:   A.    [**]

                            B.    [**].

                            C.    [**]

             Measurement    [**]
             Period:

             Frequency of   [**]
             Collection:

             Special        Subscribers that are [**] shall be excluded
             Exclusions     from this KVM calculation.

                            If Certen, in its discretion, pays the applicable BCH Company for [**] then the related Miss shall not be calculated as a Miss under this Exhibit.

            1.1 KVM MEASURES

            Set forth below is a chart depicting the KVM measures and related Individual KVM BGYR States for Billing Accuracy:

   ID         Line of Business (LOB)
    A                  [**]
    B                  [**]
    C                  [**]
    D                  [**]
    E
    F

Individual                    Threshold % per LOB
KVM BGYR   --------------------------------------------------------
  State       A         B         C         D         E         F
   Blue    GE [**]   GE [**]   GE [**]   GE [**]     [**]      [**]

Light Blue   [**]      [**]      [**]      [**]      [**]      [**]

  Green      [**]      [**]      [**]      [**]      [**]      [**]

  Yellow     [**]      [**]      [**]      [**]      [**]      [**]

   Red     LE [**]   LE [**]   LE [**]   LE [**]   LE [**]   LE [**]

GE = GREATER THAN OR EQUAL TO.
LE = LESS THAN OR EQUAL TO.

2.0 BILLING DELIVERED BY DAY X

            Specification:    Billing Delivered by Day X

            Definition:       If Bell is responsible for [**] all hours
                              associated with the [**] will be subtracted from the total hours and will not be reflected against Certen scoring against the KVM.

                              If Certen is responsible for a [**], all hours associated with the [**] will be added to the total hours and counted against [**] and will be reflected against Certen scoring against the

                              KVM.

                              In the event of a Certen operational error that occurs during a [**] that is required due to Bell's action, then all time spent [**] because of the Certen error will not be subtracted from total Billing Cycle Time.

            KVM Formula:      A. [**]

                              B. [**]

                              C. [**]

                              D. [**]

            Measurement       [**]
            Period:

            Frequency of      [**]
            Collection:

            Special           If Certen operates more than Y concurrent
            Exclusions        [**], or [**] for which Bell was
                              responsible, then [**] shall not be counted against Certen for the billings that occurred during this time of excess. Y is to be determined by the Parties as soon as practicable following the Amendment Effective Date and, in any event, by no later than [**].

            2.1   KVM MEASURES

      Set forth below is a chart depicting the KVM measures and related Individual KVM BGYR States for Billing Delivery Time:

   ID         Line of Business      Value of    Target
                                        X     Percentage
   A                [**]              [**]      [**]
   B                [**]              [**]      [**]
   C                [**]              [**]      [**]
   D                [**]              [**]      [**]
   E
   F

  Individual KVM       Targets
    BGYR State
       Blue              [**]

    Light Blue           [**]

       Green             [**]

      Yellow             [**]

        Red              [**]

 3.0 PAYMENT RECEIVED AND PROCESSED SAME DAY

             Specification: Payment Received and Processed Same Day

             Definition:    Payment Received and Processed Same Day

             KVM Formula:   A. [**]


                            B. [**].

                            C. [**]

             Measurement    [**]
             Period:

             Frequency of

             Collection:    Throughout Measurement Period

                            The calculation will measure processing of
             Special        payments received Monday through Friday
             Exclusions:    before [**].  Payments received after such
                            time shall be processed on the following
                            Business Day.

                            The calculation will exclude any measurements that have been delayed due to outages or agreed upon extended maintenance periods.

                            [**] measurements shall be excluded on a given day from the calculation of this KVM if any of the following conditions apply:

                               - Bell requests that Certen temporarily delay its [**] to confirm for correct [**]. For example, Bell may request Certen delay the start [**]due to files it sends to Certen [**]

                            [**] processes will be reviewed on a [**] basis and excluded from the KVM measurements, subject to the Parties' joint agreement.

            3.1 KVM MEASURES

Set forth below is a chart depicting the KVM measures and related Individual KVM BGYR States for this KVM. Penalty Rebates/Bonuses are not applicable to this
KVM:

             Individual  Payment Received     Threshold %
              KVM BGYR     and Processed
               State         Same Day
                           Penalty/Bonus
                              Level
               Green        Target KVM            [**]

                                   APPENDIX II
                      (BUSINESS OPERATIONAL SERVICE LEVELS)

This section of the document lists the type of the Business Operational SLs Certen will provide, the individual measurements are recorded in external "Service Level Agreement" documents. Versions of the external "Service Level Agreement" documents are to be maintained and mutually agreed upon by both Parties and version history shall be maintained.

The Parties will define, clarify and determine the values and measurements for the following Business Operational Service Levels and the other terms of this Appendix II by negotiating the same in good faith as soon as practicable following the Amendment Effective Date and, in any event, [**].

      1.0 [**] BILL DATE BILLING CYCLE CONFIRMED BY WORK DAY [**]


             Specification: The [**] Bill date billing cycle to be
                            confirmed by Work Day [**]

             Definition:    [**]% of billing  confirmed  By Work Day [**]

      2.0 BILLING SERVICES REQUESTS AND QUERIES

             Specification: Certen Response interval to BCH Company
                            billing service requests and queries

             Definition:    Bell and Certen shall agree on response
                            intervals for key categories of billing
                            services requests and billing inquiries

                                      [TBD]

      3.0 PAYMENT PROCESS QUALITY

             Specification: Quality of Payments processed

             Definition:    Bell and Certen shall agree on a quality
                            Index that will measure the quality of
                            payments processed by Certen either directly or through third parties that they manage.
                            This measure is intended to measure the
                            quality of application to the correct
                            account and the effectiveness on the
                            investigation of [**] payments eg, [**] that is in Certen's accountability.

      4.0 EVENT ERROR CORRECTION

             Specification: Effectiveness of usage events error
                                   correction

             Definition:    Certen is responsible to correct events in a
                            specific interval   [TBD]

                                  APPENDIX III
                         (IT OPERATIONAL SERVICE LEVELS)

This section of the document lists the type of the IT Operational SLs Certen will provide; the individual measurements are recorded in external "Service Level Agreement" documents. Versions of the external "Service Level Agreement" documents are to be maintained and mutually agreed upon by both Parties and version history shall be maintained.

The Parties will define, clarify and determine the values and measurements for the following IT Operational Service Levels and the other terms of this Appendix III by negotiating the same in good faith as soon as practicable following the Amendment Effective Date and, in any event, by [**]

1.0 ONLINE AVAILABILITY

            1.1 OPERATIONAL MEASURE

            Specification: Online Availability

            Definition:    Online Availability shall be calculated by
                           subtracting [**]Time, as described below, during the Measurement Period from the [**], as described below, in the Measurement Period, dividing this amount by the total number of [**] in the Measurement Period, and multiplying the resulting decimal by 100.

                           [**] are the number of minutes elapsed
                           outside the maintenance period. [**] (i.e., [**]) shall be calculated as follows for all but the last calendar day of the [**]:


                           Outage exemptions from the SL formula are handled case-by-case. Certen shall maintain a list of authorized "requestors" for outages, and similarly Bell shall maintain a list of authorized "approvers" who review and grant outage approvals and exemptions as applicable.

            Special        The time associated with Testing or
            Exclusions:    Alterations to the Production System, during
                           normal online hours, by Bell will be excluded.

                           Bell equipment or system failures that impact the Certen systems will be excluded unless the failure is caused by Certen. For example: the ICN network is under Bell's control.

                           Note: An [**] of maintenance per Build, shall be allowed for periodic Builds to be placed into the Production Environment as required. These Build installations must be scheduled and approved in advance by Bell.

2.0   ONLINE RESPONSE TIME

            2.1. OPERATIONAL MEASURE

             Specification: Online Response Time

             Definition:    The amount of time required for a requested
                            Transaction to be completed.

                            This SL applies to that portion of transaction processing for which Certen is responsible.

                            [Demarcation lines and values TBD]

                            [User Response time" definition refers to the transaction processing time from when a request is received by the Certen environment to when it is released back from its environment. The environment includes the servers which make up the Solution.

                            The Online Response Time percentage is derived by dividing the [**] that occurred within the threshold, by the [**] and multiplying the result by 100.

             Special        A small number (x% of the best and x% of the
             Exclusions:    worst) transaction times shall be excluded from
                            the calculation for this SL in order to remove statistical anomalies.

                            Bell and Certen agree to mutually review and where appropriate agree to exclude anomalous transaction time measurements during each Measurement Period.

                            Maintenance Periods - Online response time measurements will not be collected during agreed upon maintenance periods.

                            Online response time will not be collected during availability outages.

                            Online Response Time calculation shall exclude measurement of transaction time that passes through Third Party interfacing systems in situations where Bell is responsible for the relationship with the Third Party. In such transactions, Certen shall measure, and this SL shall apply to, only the portion of the transaction for which Certen is responsible.

3.0 SERVICE RESPONSE TIME

             Specification: Service Response Time

             Definition:    The time Certen has to acknowledge tickets
                            from the various Severity Levels. Certen and Bell shall jointly agree, acting reasonably, to reprioritize Issues for resolution and for SL measurement from time to time, acting reasonably. Acknowledgement of tickets by Certen will occur by way of a system generated auto reply, or verbal or other electronic means of communication.

                            The time interval shall be measured from the time the [**] until the time at which the end user receives [**]

                            The Service Response Time percentage is derived by dividing the number of tickets that missed the threshold by the total number of tickets and multiplying the result by 100.

4.0 SERVICE RESOLUTION

             Specification: Service Resolution

             Definition:    Certen's unencumbered time to repair each Issue
                            during the Measurement Period. The measurement time for this SL begins when [**]. The measurement time ends when the repair is implemented or scheduled in accordance with the parties' joint consent, for implementation in production. Certen ticketing measures unencumbered time automatically on the basis of status inputs by Certen' Help Desk personnel, and the resulting data is made available in the [**] end reporting.

                            Certen and Bell shall jointly agree to reprioritize incidents for resolution and for SL measurement, acting reasonably.

                            Priority breakdown needs to be clear.

                            The Service Resolution Time percentage is derived by dividing the number of tickets that missed the threshold by the total number of tickets and multiplying the result by 100.

             Special        Time consumed and qualified as encumbered by
             Exclusions     Certen waiting for any of the following from
                            Bell:

                            -      Responses to inquiries

                            - Additional required details relating to the Issue (e.g., specific billing account number (BAN) identifier)

                            -      Problem clarification

                            shall be excluded from the calculation for this SL. Only Certen unencumbered time shall be included in the calculation of this SL.

                            Defects that are found during a billing audit and measured against the Billing Delivery KVM will be excluded from the calculation.

                                                                           FINAL


                                    EXHIBIT D

                                  2003 ROAD MAP

1     INTRODUCTION

      The purpose of this Exhibit is to specify the (i) projects completed prior to the Amendment Effective Date (the "COMPLETED PROJECTS"), and (ii) scope of the outstanding 2003 Road Map Projects as of the Amendment Effective Date together with the work and services to be performed in respect thereof, the estimated timetables and estimated budgets with respect thereto; all in connection with the modernization of certain billing functions for the BCH Companies (the "ROAD MAP PROJECTS"). The 2003 Road Map will [**]

      The Parties recognize that the implementation of the 2003 Road Map set out in this Exhibit [**].

      Changes to the 2003 Road Map shall be subject to the change order process set out in Section 19 of the Master License and Services Agreement and any agreed Change Authorization Order (as defined in such agreement) shall include the impacts that such change(s) would have on the delivery schedule, DFS and Deliverables, Project milestones, operations, Fees and other impacts, if any).

2     ROAD MAP STATUS

      The table below describes the status of the projects detailed in the Amended Road Map and the projects ordered in addition to the Amended Road
      Map:

                                       START AT THE        FINISH  (ACCEPTANCE)
      BCH MODERNIZATION PROJECT        BEGINNING OF:       AT THE END OF:          STATUS*
      -------------------------        -------------       --------------          -------
      [**]                             [**]                [**]                    [**]
      [**]                             [**]                [**]                    [**]
      [**]                             [**]                [**]                    [**]
      [**]                             [**]                [**]                    [**]
      [**]                             [**]                [**]                    [**]
      [**]                             [**]                [**]                    [**]
      [**]                             [**]                [**]                    [**]

         (*) Following is a clarification of the various statuses:

      - Completed - delivered, accepted and used in production (in operational use).

      - Outstanding - The project started (except for [**] Project, as detailed below) but not completed yet.

      -     Note: [**]

3     COMPLETED PROJECTS

      The Completed Projects are set forth in Annex 1 attached to this Exhibit
      D.

4 SCOPE, ESTIMATED BUDGETS AND ESTIMATED TIMETABLES OF OUTSTANDING PROJECTS FOR THE BCH COMPANIES

4.1   [**] PROJECT

      The Scope (defined below), estimated schedule and estimated 2003 budget for the Project known as [**] together with the work and services to be performed in respect thereof are set out in Annexes 2 and 3 to this Exhibit D (the "[**] PROJECT"). Certen shall perform the work and services comprising the [**] Project in accordance with the terms of this Exhibit D, and the Master License and Services Agreement including Exhibit O-1 attached thereto. For the avoidance of doubt all amounts referred to herein are in Canadian dollars.

      (i) Scope: The scope of the [**] Project consists of [**] (the "Scope"). Any [**] the Scope, [**] the Scope. For example, a [**] and [**] existing

            Scope, [**] and therefore [**] to the existing Scope.

      (ii) Budget: The estimated total 2003 budget which has been spent since January 1, 2003 or which is available to be spent on the [**] Project, which has been estimated as of June 18, 2003 on the basis of assumptions detailed in the budget and the estimated schedule attached as Annex 3 and the Scope as defined in Annex 2, is $[**] in accordance with the items detailed in Annex 3 attached to this Exhibit D (the "TOTAL AMOUNT"). The Total Amount is divided into (i) Certen costs of $[**] which reflects amounts to be expended or costs to be incurred by Certen (the "CERTEN COST"), and (ii) $[**] which reflects amounts to be expended or costs to be incurred by the BCH Companies (the "NON-CERTEN COSTS"). The breakdown of costs between the BCH Companies and Certen reflects a credit payable in accordance with the terms of Exhibit B to this Agreement, by Certen to Bell relating to the Oversight Functions associated with the [**] Project. The Certen Costs have been fully funded as of the Amendment Effective Date by the Parties (and/or their Affiliates) in accordance with Annex 3.

      (iii) Timetable: The key milestones of the [**] Project are set out in Annex 3, including the targeted launch date ("TARGET LAUNCH DATE") of [**] for operating [**] in production and beginning normalization

      (iv)  Budget and Timetable Overruns- Added Scope:

            With respect to any increase in the budget/costs/expenditures beyond the Total Amount that is due to items that Bell requests to add to the Scope (whether or not such items cause a delay in the Actual Launch Date past the Target Launch Date):

            (a)   [**]; and

            (b)   [**].

            For the avoidance of doubt, [**].


      (v)   Budget and Timetable Overruns - Delays

            If there are any delays to the [**] Project which are not due to items that Bell requests to add to the Scope , and which postpone the actual date on which the [**] Project is put into production ("Actual Launch Date") past the Target Launch Date, and which result in additional expenditures and costs not covered by the Total Amount and if Bell determines to continue performance of the [**] Project beyond the Target Launch Date, then such additional expenditures and costs resulting from such delays shall be dealt with as follows:

            (a)   [**];

            (b)   [**];

            (c)   [**];

            (d)   [**]; and

            (e)   [**].



            (f)   [**]

                  No amounts payable by Bell under Sections 4.1(v)(d) or (e)
                  [**]

            (g)   Roles and Responsibilities

                  The [**] Project shall continue, after the Amendment Effective Date, to be managed under the same management structure and roles and responsibilities framework that were in place prior to the Amendment Effective Date. [**]

                  For the avoidance of doubt, [**]

                  (vi)     Budget and Timetable Overruns - Other

                  Until the Actual Launch Date (whether or not it was delayed beyond the Target Launch Date) any increase in the budget/costs/expenditures beyond the Total Amount which is not dealt with in accordance with Section 4.1(iv) or 4.1(v) above , shall be dealt with as follows:

                  (a)   [**];

                  (b)   [**]; and

                  (c)   [**].

                  The work and services performed under this sub-section (vi) [**].

      (vii) [**]

      Bell shall be entitled [**]

      (viii) Certen Functions: For the purposes of this Section 4.1 of Exhibit D, "Certen Functions" shall mean the functions performed in support of the [**] Project by the following individuals: (a) former employees of Certen who had transitioned to Bell effective as of the Amendment Effective Date to perform the Oversight Functions or personnel replacing such employees; (b) consultants and other independent contractors of Certen who had transitioned to Bell effective as of the Amendment Effective Date to perform the Oversight Functions or personnel replacing such consultants or other independent contractors; and (c) other employees or subcontractors (other than Amdocs or other Affiliates of Certen) of Certen or personnel replacing such employees or subcontractors who are performing work of a nature which, had it been performed prior to the Amendment Effective Date, would have been performed by Certen or such subcontractors.


4.2   [**] PROJECT

      The Parties acknowledge that the proposed Project known as [**], and also as "[**]" or "[**]" and "[**]" (referred to herein as the "[**] PROJECT") which is intended to further evolve the [**], is currently undergoing a feasibility study.

      (i)   Scope: [**]

      (ii) Budget: the total budget which is available to be spent on the [**] Project is currently $[**], which amount has been fully funded by the Parties (and/or their Affiliates) but may be reduced by Bell as a result of the transfer of funds to the [**] Project, provided that the remaining funded budget amount (the "REMAINING [**] BUDGET") for the [**] Project shall not be reduced below $[**].

      (iii) Timetable: The parties shall diligently and in good faith endeavour to specify the scope of the [**] Project by not later than [**].

      (iv) Additional Work: Only the work and services which can be completed within the Remaining [**] Budget shall be included in the scope of the [**] Project. That portion of the 2003 Road Map comprised by the [**] Project shall be considered completed upon the expenditure of the Remaining [**] Budget. If Bell wishes to have additional work or services performed after the expenditure of the Remaining [**] Budget, then such work and services shall be considered a new Project, and shall be considered Ensemble Customizations, Legacy Modifications, or New Products, as applicable, as defined in the Master License and Services Agreement, shall be subject to the applicable terms and conditions thereof relating thereto, and shall be counted as Additional Work if such additional work or services are performed by Certen.


5     ATTACHMENTS

      Attached to this Exhibit are the following documents:

      Annex 1- Description of Completed Projects

      Annex 2 - Document entitled "[**] Scope". All documents referenced therein are included in the definition of "[**] Project" but due to their volume are not attached hereto

      The Parties shall diligently and in good faith endeavour to (i) develop by [**] the acceptance criteria for transitioning [**] from acceptance testing into production for normalization and (ii) develop within [**] following the beginning of production, the acceptance criteria for exiting normalization.

      The Parties shall record the operational processes relating to [**] in the Operations Procedures Manual.

      Annex 3 - Estimated Budget and Estimated Timetable for [**] Project

      Annex 4 - Scope of [**]


6     MODERNIZATION IMPLEMENTATION ACTIVITIES FOR THE 2003 ROAD MAP

      This Section outlines the main assumptions regarding the performance of implementation activities for the 2003 Road Map by both parties. The successful implementation of the 2003 Road Map set out herein is dependent upon the Parties working together and Cooperating in exerting required efforts in order to perform and carry out the implementation activities; all in accordance with the Roles and Responsibilities defined in Exhibit O-1 to the Master License and Services Agreement and in this Exhibit D.

            FOLLOWING ARE THE MAIN UNDERLYING ASSUMPTIONS FOR THE IMPLEMENTATION
            ACTIVITIES:

                  [ ]   [**]

                  [ ]   [**]

                  [ ]   [**]

            [ ]   CONVERSION

            FOLLOWING ARE THE MAIN UNDERLYING ASSUMPTIONS FOR THE CONVERSION
            ACTIVITIES:

                  [ ]   [**]

                  [ ]   [**]

                  [ ]   [**]

                  [ ]   [**]

7     GENERAL ASSUMPTIONS WITH RESPECT TO 2003 ROAD MAP

      [ ]   [**]

      [ ]   [**]

                                                                           FINAL

                             EXHIBIT F - GOVERNANCE

            The purpose of this Exhibit F is to define the governance process to be followed by the Parties (Certen and/or Amdocs on the one hand and Bell on the other hand) in the implementation and administration of the work to be performed under the Further Amended and Restated Master Outsourcing Agreement dated as of July 1, 2003 between Bell Canada and Certen Inc. (the "FARMOSA") and the the work to be performed under Master License and Services Agreement dated as of July 1, 2003 between Bell Canada, Certen Inc. and Amdocs Software Systems Ltd. (the "MLSA"), in each case as amended or restated from time to time (collectively, the "Agreements"). Unless otherwise defined in this Exhibit F, initially capitalized terms used in this Exhibit shall have the meaning ascribed thereto in the FARMOSA or the MLSA, as applicable.

1.1   APPOINTMENT OF REPERENTATIVES

            Each of Bell and Amdocs shall appoint the appropriate representatives (including, an Executive Prime and a Delivery Prime for each Party) as required to manage within such Party's organization the obligations of such Party under the Agreements and to constitute the Relationship Management Committee. Each Party shall identify in writing to the other Party the name of its Executive Prime and the names of its Relationship Management Committee representatives.

1.2   MLSA PROJECT MANAGEMENT OFFICE

CREATION OF PROJECT MANAGEMENT OFFICE . Each of Bell and Certen shall create a Project Management Office within such Party's organization. Each Party's Project Management Office shall communicate regularly with the other Party's Project Management Office and shall meet with such other Party's Project Management Office as required. Certen's Project Management Office shall generate a regular status and progress report regarding those activities for which Certen is responsible and shall provide on a regular basis a summary of such report and related information to the Relationship Management Committee. The Project Management Office of Bell and the Project Management Office of Certen shall make good faith efforts to resolve issues and concerns with respect to the relevant Projects and shall escalate any unresolved material issues and concerns to the Relationship Management Committee.

2     FORUMS, COUNCILS AND COMMITTEES

2.1   RELATIONSHIP MANAGEMENT COMMITTEE

(a) FORMATION. Bell and Certen hereby create a Relationship Management Committee. (the "RELATIONSHIP MANAGEMENT COMMITTEE"). Each of Bell and Certen shall appoint up to four representatives to the Relationship Management Committee. One representative of each party shall be designated as co-chairperson of the Relationship Management Committee for that party (each a "Co-Chairperson"). Meetings of the Relationship Management Committee in any calendar year will be moderated by one party's Co-Chairperson; in the following year, meetings will be moderated by the other party's Co-Chairperson. Each of Bell and Certen will appoint as its representatives to the Relationship Management Committee persons who are typically responsible for the following functions:

      (i)   BELL: (i); [**] (ii), [**] (iii) [**] and (iv) [**]; or such other representatives as may be appointed by Bell from time to time.

      (ii)  CERTEN:

      (i); [**], (ii) [**]; (iii)[**]; and (iv) [**]; or such other representatives as may be appointed by Certen from time to time.

      (iii) Each Party appoints its Relationship Management Committee representatives to act as the Designated Representatives of such Party in accordance with Section 35(a) of the FARMOSA. BELL shall authorize one of its Relationship Management Committee representatives to act as BELL's Authorized Representative (as defined in the MLSA) and CERTEN shall authorize one of its Relationship Management Committee representatives to act as CERTEN's Authorized Representative (as defined in the MLSA)

(c)   ROLE. The Relationship Management Committee will:

      (i) review on a monthly basis the overall status of the relationship between Certen and Bell, including the status and progress of the various aspects of the implementation of the work performed under the Agreements, issues related to delivery of the Services under the Agreements, service level measurement and performance under the Agreements, 2003 Road Map implementation (including milestones and timeframes), Projects initiated by the Parties, Orders under the MLSA, and the implementation of objectives, measurements, accomplishments, going forward plans and priorities issues;

      (ii) discuss improvements and changes to the processes and procedures relating to the Agreements;

      (iii) address such other matters as may be brought before it in relation to the Agreements;

      (iv) consider and resolve by mutual consent (or attempt to resolve) any disputes that have not been resolved by the Project Management Offices of both Parties. Any disputes not resolved by the Relationship Management Committee will be escalated to the Steering Committee;

      (v) evolve the overall relationship between the Parties, subject to mutual consent of both Parties; and

      (vi) issue to the Steering Committee on a quarterly basis an executive summary of the reports of the Project Management Office, to be reviewed by the Steering Committee.

(d) MEETINGS. The Relationship Management Committee will meet monthly or less frequently as agreed by the Parties. Additional meetings of the Relationship Management Committee may be requested by either Party's Co-Chairperson in order to attempt to resolve specific outstanding and material issues related to the relationship between the Parties or the Agreements. Upon receipt of any such request, the Parties will use good faith efforts to meet in a timely manner in order to attempt to resolve any such issues. .

2.2   CHANGE CONTROL BOARD

The Parties agree that a Change Control Board will be established to coordinate Change Requests initiated in accordance with the Agreements. Both Parties will be equally represented in this Change Control Board and will discuss in good faith its procedures, and frequency of meetings.

2.3   STEERING COMMITTEE

(a) FORMATION. Bell and Certen hereby create a Steering Committee (the "STEERING COMMITTEE"). Each of Bell and Certen shall appoint up to three representatives to the Steering Committee. One representative of each party shall be designated as co-chairperson of the Steering Committee for that party (each, a "Co-Chairperson"). Meeting of the Steering Committee in any calendar year will be moderated by one party's Co-Chairperson; in the following year, meetings will be moderated by the other party's Co-Chairperson. Each of Bell and Certen will appoint as its representatives to the Steering Committee persons who are typically responsible for the following functions:

      (i)   BELL:

            (i) [**], (ii) [**], and (iii) another officer to be designated; or such other senior representatives as may be appointed by Bell from time to time; and

      (ii)  CERTEN:

            (i) [**]; (ii) [**], and (iii) another officer of Amdocs to be designated; or such other senior representatives as may be appointed by Certen from time to time.

(c)   ROLE. The Steering Committee will:

      (i) review the quarterly status and progress report submitted to it by the Relationship Management Committee and review, on a quarterly basis, performance, objectives and measurements of this Agreement and the Services provided under the Agreements;

      (ii) discuss proposed major changes to the relationship between the Parties and objectives, subject to the prior written approval of both Parties;

      (iii) address such other matters as may be brought before it in relation to this Agreement; and

      (iv) consider and resolve by mutual consent of both Parties (or attempt to resolve) any disputes that are not resolved by the Relationship Management Committee.

(d) MEETINGS. The Steering Committee will meet quarterly. In addition, each Co-Chairperson of the Steering Committee may request, by prior written notice, additional meetings of the Steering Committee in order to attempt to resolve specific outstanding and material issues related to the relationship between the Parties or the Agreements. Upon receipt of a request for an additional meeting, the Steering Committee members shall meet within the time period specified in the applicable notice (which shall be a reasonable time period in the circumstances).

                                                                           FINAL

                        EXHIBIT G - CHANGE ORDER PROCESS

1.    INTRODUCTION

1.1   The procedure set out below (the "CHANGE ORDER PROCESS") will be used for
      (i) the addition of any services, including a New Service, which are out of the scope of the Services set forth in the Agreement, and (ii) any changes to the Services. All changes to the Services shall be made in compliance with the Change Order Process with the exception of any temporary changes reasonably made by Certen in connection with a disaster or emergency. Certen shall promptly document and report any temporary change made in connection with a disaster or emergency to Bell. For greater certainty, the Change Order Process shall not apply in respect of Development Work or Projects relating to the Services. Such work will be performed under the Master License and Services Agreement.

1.2 All capitalized terms used in this Exhibit and not otherwise defined herein shall have the meaning ascribed to those terms in the Agreement.

2.    BELL INITIATED CHANGES

2.1 Bell may request changes to the Services at any time and from time to time during the Term of the Agreement by completing and delivering to Certen a change request substantially in the form attached hereto as Attachment 1 ("CHANGE REQUEST"). Each such Change Request shall be executed by the Bell Designated Representative and shall set out the scope, intent, description, objective, expected impact on existing Services, expected implementation date and any other relevant matters relating to the proposed change.

2.2 Certen shall respond to a Change Request, unless otherwise agreed by the Parties, within such time period as reasonably determined by Bell, not to be less than [**] Business Days of the delivery to Certen of the Change Request, by delivering to Bell a change proposal substantially in the form attached hereto as Attachment 2 ("CHANGE PROPOSAL"). Each Change Proposal shall be executed by the Certen Designated Representative, and shall be reasonably sufficient to permit informed evaluation of the proposed change, and shall address scope, intent, description, objective, expected implementation date of the proposed Change Request and including but not limited to the impact of change to the FARMOSA, including a proposed adjustment to the Services and Fees and/or other amounts payable by Bell as a result of such changes, if any, and any other relevant matters raised in the Change Request.

2.3   Upon receipt of the Change Proposal issued by Certen, Bell may:

      a. accept the Change Proposal by signing and returning the signed Change Proposal to Certen which shall constitute an amendment to the Agreement;

      b. request from Certen additional information that Bell requires in order to evaluate the Change Proposal or the proposed change;

      c. propose modifications to any aspect of the Change Proposal that Bell finds unacceptable by notifying Certen in writing. In this event, Certen shall submit a revised Change Proposal within [**] Business Days of Bell notifying Certen of such proposed modifications (or such longer period as Bell and Certen may agree); or

      d. reject the Change Proposal by notifying Certen in writing of such decision.

      Bell reserves the right to accept or reject, in its sole and absolute discretion, any Change Proposal submitted by Certen.

2.4   Certen agrees that:

      a.    it shall provide Bell with any information requested pursuant to
            Section 2.3b;

      b. it shall promptly implement any changes provided for in an accepted Change Proposal executed by both Parties, in accordance with the schedule agreed by the Parties and specified in the accepted Change Proposal; and

      c. there shall be no increase in the [**] except increases which reflect ongoing net increases in the [**] which are reasonably expected to result from the implementation of the accepted Change Proposal provided that Certen shall be entitled to payment for implementing the accepted Change Proposal [**] basis as provided for in Exhibit B.

3.    CERTEN INITIATED CHANGES

3.1 Certen may, on its own initiative, prepare and deliver to Bell a Change Proposal which will be reviewed and considered by Bell in accordance with paragraph 2.3 above and in accordance with the terms of the Agreement.

4.    GENERAL

4.1 Subject to this Section 4.1, each Party shall be responsible for its own costs related to the evaluation and preparation of a Change Request or a Change Proposal, including the costs incurred in conducting any investigations in connection therewith. The preparation of any Change Request or a Change Proposal relating to New Services or any other services, the result of which would be to increase the scope of the Services provided by Certen to Bell hereunder, shall be at each Party's costs. However, Certen's preparations relating to a Change Proposal, the result of which would be not to increase the scope of the Services, will, [**] at the fees/rates set forth in Exhibit B, [**] (the "Bell Costs"). At Bell's request, the Bell Costs shall be subject to a maximum amount of money, as mutually agreed between the Parties, payable by Bell to Certen.

4.2 Subject to Section 4.1 above, Bell shall only be responsible for those costs/Fees expressly agreed to in any Change Proposal, if any, and shall not be responsible for any other additional fees, costs and/or expenses incurred in connection with the change involved in the Change Order Process.

4.3 Certen and Bell agree that any change implemented as a result of a Change Proposal shall not relieve either Party of its other obligations under the Agreement unless the Parties agree in writing otherwise.

4.4 Certen shall maintain a record of each Change Request, Change Proposal and all other material documentation relating thereto.

                                                                           FINAL

                           ATTACHMENT 1 TO EXHIBIT "G"

                                 CHANGE REQUEST

CHANGE REQUEST #: _______                                          DATE:

TO:         Certen Inc. ("CERTEN")

FROM:       Bell Canada ("BELL")

SUBJECT: Change Order Process under the Further Amended and Restated Master Outsourcing Services Agreement dated - , 2003 made between Bell and Certen (the "FARMOSA").

                           *************************

This Change Request is made pursuant to and is subject to the terms and conditions of the FARMOSA (including Exhibit G thereof), except as otherwise specified herein, and is not binding until both Bell and Certen have executed and agreed to a Change Proposal prepared by Certen in response to this Change Request.

1.    Statement of Scope and Intent:
      (To be completed )

2.    Description of Requested Change:
      (To be completed )

3.    Objective of Requested Change:
      (To be completed )

4.    Expected Impact on Existing Services:
      (To be completed )

5.    Implementation Date:
      (To be completed )

6.    Other Relevant Matters:
      (To be completed )

BELL CANADA

BY: _________________________________
    Authorized signature

    _________________________________
    Name of authorized representative (Print)

    _________________________________
    Title

    _________________________________
    Date

                                                                           FINAL

                           ATTACHMENT 2 TO EXHIBIT "G"

                                 Change Proposal

CHANGE PROPOSAL #: _______                                         DATE:

TO:         Bell Canada ("BELL")

FROM:       Certen Inc. ("CERTEN")

SUBJECT: Change Order Process under the Further Amended and Restated Master Outsourcing Services Agreement dated - , 2003 made between Bell and Certen (the "FARMOSA").

                           *************************

This Change Proposal is made pursuant to and is subject to the terms and conditions of the FARMOSA (including Exhibit G thereof) and is binding only when both Bell and Certen have executed this Change Proposal. Upon execution by Bell and Certen of this Change Proposal, this Change Proposal shall constitute an amendment to the FARMOSA.

1.    Description of the proposed solution: (To be completed)

2. Proposed implementation approach and, if applicable, contingency procedures: (To be completed)

3. Proposed implementation schedule (including implementation dates and approximate times): (To be completed)

4. Evaluation of the extent to which the implementation of the change would impact the Services, Service Levels and/or Fees:
      (To be completed).

5.    Impact of the change to the FARMOSA:
      (To be completed)

6.    Outline of any other matters relevant to the change:
      (To be completed)

      CERTEN INC.

BY: _________________________________
    Authorized signature

    _________________________________________
    Name of authorized representative (Print)

    _________________________________
    Title

    _________________________________
    Date

AGREED TO BY BELL THIS _______ DAY OF ____________________, _________

      BELL CANADA

BY: _________________________________
    Authorized signature

    _________________________________________
    Name of authorized representative (Print)

    _________________________________      _________________________________
    Title                                  Title

    _________________________________      _________________________________
    Date                                   Date

                                                                           FINAL


                                    EXHIBIT I

                     DISASTER RECOVERY PLANNING AND SERVICES

1.0   DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Exhibit shall have the meaning ascribed to them in the Agreement. The following terms shall have the following meanings:

      1.1 "APPLICATION RECOVERY MANUALS" or "ARMS" means any manual, documentation, procedure or plan that provides for the recovery of any specific application.

      1.2 "BUSINESS CONTINUITY/RESUMPTION PLANS" or "BCRPS" means any manual, documentation, procedure or plan to be implemented by the BCH Companies or Certen, as applicable, to resume critical functions in a timely and organized manner in the event of a Disaster, and are typically applied or performed concurrently with the performance of any disaster recovery and application recovery processes or in case of inaccessibility to the whole or parts of the BCH Companies' or Certen's, as applicable, normal business location.

      1.3 "DISASTER" means a state of operation in which a Service or System is actually rendered inoperable or unusable as a result of any unexpected or unplanned event, as notified by one Party to the other Party, based on the notifying Party's assessment of the impact and duration of such unexpected or unplanned event.

      1.4 "DISASTER RECOVERY PROCEDURES" means the procedures, plans and documentation relating to disaster recovery activities, which procedures will be assumed, maintained and improved by Certen during the Term in accordance with Section 5.10 of the Agreement and this Exhibit.

      1.5 "DISASTER RECOVERY SERVICES" means those Services to be performed by Certen relating to disaster recovery which are described in this Exhibit and in any ARM, DRP or BCRP and which include, for greater certainty, the activities and tasks to be performed by Certen under any ARM, DRP or BCRP upon the occurrence of a Disaster.

      1.6 "DISASTER RECOVERY SERVICE PROVIDERS" includes [**] or any other third party having a contract between Certen or any of the BCH Companies that falls within the scope of this Agreement, under which DRPs or ARMs are contemplated or provided for the benefit of Certen or any of the BCH Companies, as the case may be.

      1.7 "DISASTER RECOVERY PLAN" or "DRP" means any manual, documentation, procedure, or plan that provides for the recovery of any overall hardware and/or operating system.

      1.8 "MAXIMUM TOLERABLE OUTAGE" or "MTO" means the maximum length of time that a business can tolerate having any applications, hardware and/or operating system actually inoperable or unusable as determined based on business or Canadian Radio-television and Telecommunications Commission ("CRTC") requirements.

2.0   SCOPE OF EXHIBIT I

      2.1 This Exhibit states the obligations of Certen and the BCH Companies with respect to the Disaster Recovery Services as part of Certen's obligation to deliver the Services and Bell's obligation to deliver other services under this Agreement.

      2.2 Unless specifically agreed to between the Parties or specifically stated in this Exhibit, the scope, parameters and content of the Disaster Recovery Services described in this Exhibit as they apply to the [**] shall be [**] the Effective Date. Further, the intent of this Exhibit is [**] of the Disaster Recovery Service Providers as they apply to the [**].

      2.3 For the avoidance of any doubt, the Disaster Recovery Services described in this Exhibit (a) apply to the [**], and (b) with respect to the Modernized Systems, they shall apply as follows (i) to the extent that Certen provided any Disaster Recovery Services with respect to the Modernized Systems prior to the Amendment Effective Date, it [**] to provide such services [**] the Amendment Effective Date, unless and until such Disaster Recovery Services are replaced or enhanced under Section 2.3(b)(ii) below, and (ii) Certen shall have the obligation (A) during the period commencing on the Amendment Effective Date and ending on [**], with Bell's input, to develop new Disaster Recovery Services, and related DRPs and ARMs and, as applicable, BCRPs with respect to the Modernized Systems, and (B) thereafter to provide, maintain, manage and enhance such Disaster Recovery Services, and related DRPs and ARMs and, as applicable, BCRPs with respect to the Modernized Systems, to provide disaster recovery protection to the BCH Companies which is [**] as that provided under the [**] Disaster Recovery Services and related DRPs, ARMs, BCRPs applicable to the [**] and as outlined in this Exhibit, the whole as part of Certen's obligation to deliver the Services and Bell's obligation to deliver other services under the Agreement. To that effect, the Parties shall amend this Exhibit as necessary to reflect any changes required to the Disaster Recovery Services and related DRPs, ARMs, BCRPs in the Modernized Systems environment. The Parties have set forth in Section 5.10 of the Agreement their agreement regarding additional fees payable by the BCH Companies to Certen relating to changes to the Disaster Recovery Services and the DRPs, ARMS, BCRPs as they apply to the Modernized Systems.

      2.4 The DRPs and ARMs shall at all times be consistent with any hardware, operating systems, applications described or falling within the scope of Exhibit A

            "Demarcation Points and Service Definitions." For greater certainty, in case of any inconsistency between the DRPs, ARMs and BCRPs lists referred to below and Exhibit A, the latter shall prevail.

      2.5 An inventory list of the DRPs, ARMs and BCRPs as they existed immediately prior to the Effective Date with respect to the [**] is set out respectively in Section 5 below and attached to this Exhibit as Table 1 and Table 2. An inventory list of the DRPs and ARMs as they existed immediately prior to the Amendment Effective Date with respect to the Modernized Systems is attached to this Exhibit as Table 3. The BCH Companies and Certen shall hereafter update Section 5 below, Table 1, Table 2 and Table 3 as necessary to take into account any changes to the hardware, operating systems or applications. Any new version of Table 1, Table 2 and Table 3 approved in writing by the Parties shall replace the existing version of such Table and upon such replacement, this Exhibit I shall be amended accordingly.

3.0 OBLIGATIONS OF CERTEN AND THE BCH COMPANIES REGARDING THE DRPS, ARMS, BCRPS AND OTHER DISASTER RECOVERY SERVICES

      3.1   DRPs and ARMs - Certen Obligations

            As part of Certen's obligation to deliver the Services, Certen shall maintain, manage, enhance, upgrade, replace (to reflect any changes to hardware, operating systems, applications and business facilities) and implement either directly or through the applicable Disaster Recovery Service Providers:

            3.1.1 any DRPs that relate to any hardware or operating systems which (i) are listed in or fall within the scope of Exhibit A to the Agreement, and (ii) are owned, controlled or managed by Certen and which relate to the provision of the Services;

            3.1.2 any ARMs that relate to any application that (i) is listed in or falls within the scope of Exhibit A to the Agreement, and
                  (ii) that is owned, controlled or managed by Certen and which relate to the provision of the Services.

      3.2   DRPs and ARMs - Bell Obligations.

            Bell shall be responsible to maintain, manage, enhance, upgrade, replace and implement any DRPs that relate to any hardware or operating systems that are owned or controlled and managed by Bell and that are part of any services provided by Bell to Certen hereunder. Similarly, Bell shall be responsible to maintain, manage, enhance, upgrade, replace and implement any ARMs that relate to any applications that are owned or controlled and managed by Bell and that are part of any services delivered by Bell to Certen under this Agreement.

      3.3   BCRPs.

            As part of Certen's delivery of the Services, Certen shall establish, maintain, manage, enhance, upgrade, replace and implement adequate and comprehensive BCRPs in accordance with the principles set out in this Exhibit. As part of Bell's obligation to deliver certain services to Certen in accordance with this Agreement, Bell shall establish, maintain, manage, enhance, upgrade, replace and implement adequate and comprehensive BCRPs in accordance with the principles set out in this Exhibit.

      3.4   Disaster Recovery Trials.

            It is understood by the Parties that disaster recovery trials are scheduled from time to time and that Certen will be responsible to participate in these trials with [**] level of support and participation as provided immediately prior to the Amendment Effective Date. These trials are [**] for [**], and [**], if requested by Bell. Certen's and the BCH Companies' respective obligations for such trials shall be in accordance with Certen's obligation to deliver the Services and Bell's obligation to deliver other services under this Agreement.

      3.5   Additional Disaster Recovery Services.

            Subject to Bell ensuring that the appropriate provisions in the [**] Agreement continue to remain in full force and effect throughout the Term without any change or amendment being made to said provisions, Certen shall provide the BCH Companies with the additional disaster recovery services detailed in Appendix 1 of this Exhibit with respect to the [**].

      3.6   Actual Disaster.

            Certen will participate in the execution of, and carry out its responsibilities under, the DRPs, ARMs and BCRPs as applicable, and perform the other Disaster Recovery Services set out in Appendix 1 hereto relevant to an actual Disaster, upon the occurrence of an actual Disaster.

4.0   CHANGES TO THE DRPS, ARMS AND BCRPS

The costs associated with changes to the DRPs, ARMs and BCRPs which are initially required as Modernized Systems are introduced shall be dealt with in accordance with Section 5.10 of the Agreement. Any costs associated with changes made thereafter with respect to the Modernized Systems or any changes made with respect to the [**], shall be treated in accordance with Sections 4.1 to 4.3 below.

      4.1 Any change to the DRPs, ARMs or BCRPs resulting from a change of hardware, operating systems and/or applications as part of the Services shall be implemented by Certen as part of its obligations to deliver the Services to the BCH Companies, [**] to the BCH Companies.

      4.2 Any change to the DRPs, ARMs or BCRPs that is required as a result of a change in the Services made pursuant to an accepted Change Proposal shall be addressed and implemented by Certen in accordance with such accepted Change Proposal. Such accepted Change Proposal shall address [**], associated with such change. The Parties shall amend this Exhibit as necessary.

      4.3 Any change in any of the parameters to the DRPs or ARMs other than as a result of a change described in Section 4.1 or 4.2 above, including appropriate corrections required to remain within the Maximum Tolerable Outage defined in the disaster recovery documentation existing on the Effective Date, shall be made in accordance with and subject to the Change Order Process, and where applicable, within the framework of the agreements made prior to the Effective Date between the BCH Companies and the Disaster Recovery Service Providers referred to above.

      4.4 If Certen wishes to make changes to replace the disaster recovery services currently provided by [**] to the BCH Companies and Certen relating directly or indirectly to the Services, Certen agrees, and will be responsible to ensure, that any replacement disaster recovery services shall be the same as or shall exceed the disaster recovery services currently provided by [**] under the [**] Agreement. [**] will be Certen's responsibility. In the event that, for any reason not due to Certen's actions, the benefits under the [**] Agreement are no longer available to Certen, then Section 4.4 of the Agreement shall apply.

5.0   DISASTER RECOVERY PLANS EXISTING ON THE AMENDMENT EFFECTIVE DATE

      The following is a partial inventory of the DRPs applicable to the Services as they existed on the Effective Date and applicable to the services provided by Bell hereunder.

                    Recovery site determined at
         [**]       time of Disaster                   [**]         [**]

         [**]       [**]                               [**]         [**]
         [**]       [**]                               [**]         [**]
         [**]       [**]                               [**]         [**]

[**]:

         [**]       [**]                               [**]         [**]

6.0   ARMS AND BCRPS

      6.1   Table 1 attached to this Exhibit lists the ARMs and DRPs [**]

      6.2   Table 2 attached to this Exhibit lists the BCRPs [**]

      6.3   Table 3 attached to this Exhibit lists the ARMs and DRPs [**]

                                   APPENDIX 1

     CERTEN DISASTER RECOVERY RESPONSIBILITIES RELATED TO THE LEGACY SYSTEMS

1.0   CERTEN RESPONSIBILITIES - DISASTER RECOVERY SERVICES

As part of the Disaster Recovery Services and subject to Section 3.5 of this
Exhibit I above, Certen's responsibilities shall include the following:

      1.1 create adequate offsite backup copies of data required to restore the operating environment at the Recovery Centre (defined in Section
            2.1 below) (including system software, tools and databases) and arrange for storage at the third party offsite storage vendor location;

      1.2 perform ongoing disaster recovery capacity planning and configuration management;

      1.3 develop and maintain Disaster Recovery Procedures (to include detailed hardware and operating system configurations) and work to improve the Disaster Recovery Procedures on an ongoing basis, and store copies in an offsite location;

      1.4 update the Disaster Recovery Procedures (and any related technical recovery scripts) to reflect any relevant changes that have been implemented, no later than [**] after such change has been implemented;

      1.5 provide the overall coordination between Certen and the BCH Companies in the execution of the Disaster Recovery Procedures;

      1.6 work with the BCH Companies to develop and document the application recovery and synchronization process and determine the optimum recovery points depending on time of Disaster;

      1.7 provide assistance and technical advice to the BCH Companies regarding Disaster Recovery Procedures;

      1.8 develop, coordinate and execute disaster recovery trials with the BCH Companies, [**] in a manner that is consistent with the BCH Companies' practice;

      1.9 document and report results of disaster recovery trials to the BCH Companies, identifying any problems, the actions taken or to be taken to resolve such problems and any opportunities for improvement;

      1.10 develop and implement, in a timely manner, corrective action and improved procedures (including revisions to the Disaster Recovery

            Procedures) to respond to the results of the disaster recovery trials described above;

      1.11 respond to any declaration of a Disaster and provide the applicable Disaster Recovery Services;

      1.12 provide the required Services to continue processing at the Recovery Centre during a Disaster, for up to [**]; after the Recovery Centre becomes available;

      1.13 during a Disaster, when the Recovery Centre is used to run the Services, if required, Certen and the BCH Companies will work together to identify a suitable new location at which to repatriate the Services, and develop and implement repatriation plans including the acquisition of the required equipment to run the Services;

      1.14 provide the overall coordination between Certen and the BCH Companies in the execution of the repatriation of the Services from the Recovery Centre to the new location or back to the original data centre;

      1.15 arrange for travel of Certen personnel and for the transfer of data and programs to and from the Recovery Centre; and

      1.16 work with any other providers of recovery centre services to provide Disaster Recovery Services as agreed to by the Parties.

2.0   CERTEN RESPONSIBILITIES - RECOVERY CENTRE SERVICES

      Subject to Section 3.5 of this Exhibit I above:

      2.1 Certen will make available to the BCH Companies an alternate data processing facility (the "RECOVERY CENTRE") at the locations specified in Section 5 above (or such other location as Certen may designate, with the BCH Companies' approval) and shall:

            2.1.1 in the event of a Disaster, restore applications required by the BCH Companies to maintain the BCH Companies' business continuity; and

            2.1.2 perform tests in accordance with the Disaster Recovery
                  Procedures;

      2.2 Certen will configure the Recovery Centre in a manner that provides equivalent or greater functionality and performance;

      2.3 If the BCH Companies or Certen declares a Disaster, Certen shall take immediate action to prepare the Recovery Centre and to restore applications to maintain the BCH Companies' business continuity. Certen shall make the Recovery Centre immediately available from the time BCH or Certen declares a Disaster. If the BCH Companies or Certen declares a Disaster and the Recovery Centre is not available, Certen shall make available another recovery centre or another processing facility of Certen or any of its Affiliates (to be determined by Certen, with the BCH Companies' approval);

      2.4 Certen shall allow the BCH Companies access to the Recovery Centre in order to perform tests in accordance with the Disaster Recovery Procedures. In the event that another customer of Certen has declared a Disaster which reasonably prevents the BCH Companies from performing such tests, Certen may, in its reasonable discretion, reschedule the BCH Companies' test time in order to accommodate the other customer;

      2.5 If any Party wishes to make any change to the configuration of the Recovery Centre, it shall do so in accordance with the Change Order Process. If the change involves upgrade or replacement of Hardware, Certen shall install the Hardware within [**] the date the applicable Change Proposal was accepted by the BCH Companies in accordance with the Change Order Process. If the BCH Companies or Certen declares a Disaster prior to the expiry of the [**] period and the applicable Hardware has not yet been installed, Certen shall use commercially reasonable efforts to find alternate Hardware or to expedite the installation;

      2.7 Certen will provide basic working space at the Recovery Centre for the BCH Companies' use during testing or upon declaration of a Disaster;

      2.8 To assist the BCH Companies during the restore process after a Disaster has been declared or during a test by the BCH Companies, Certen shall perform [**] at the Recovery Centre; and

      2.9 Certen will provide the appropriate disaster recovery skills and expertise including operational assistance, technical assistance and problem determination assistance while the BCH Companies are using the Recovery Centre.

3.0   BCH COMPANIES RESPONSIBILITIES

      The BCH Companies shall:

      3.1 perform their obligations, as set out in the Disaster Recovery Procedures;

      3.2 comply with any additional Recovery Centre procedures, including those relating to safety and security;

      3.3 perform all [**] disaster recovery (if applicable or if owned by the BCH Companies).

                                                Bell Canada Draft: June 24, 2003
                                                        Exhibit J

                                   CERTEN INC.
                          160 Elgin Street, Suite 1770
                                 Ottawa, Ontario

July 1, 2003

BELL CANADA
483 Bay Street - 6N
Toronto, Ontario
M5G 2E1

Attention:  Eugene Roman
            Group President - Systems and Technology

Dear Sirs:

            RE: EXHIBIT J (TRANSITION-OUT PLAN) (THE "EXHIBIT") TO THE FURTHER AMENDED AND RESTATED MASTER OUTSOURCING SERVICES AGREEMENT BETWEEN BELL CANADA AND CERTEN INC. DATED AS OF JULY 1, 2003 (THE "AGREEMENT")

            Bell Canada ("Bell") and Certen Inc. ("Certen") have entered, or will enter concurrently herewith, the Agreement for the provision by Certen of certain services on an outsourced basis to Bell. In connection with the Agreement, this letter sets out the agreement between Bell and Certen with respect to matters relating to the completion of a new Exhibit J (Transition-Out
Plan) and development of a Transition-Out Work Plan following the execution of the Agreement.

            Certen agrees that it shall provide, at Bell's request, appropriate termination and transition assistance services to Bell on a commercially reasonable basis at commercially reasonable fees in connection with and following the termination or expiry of the Agreement, for no longer than the Transition-Out Period (as defined in Exhibit J).

            In connection with the foregoing, Certen agrees that it shall work diligently and in good faith, using commercially reasonably efforts, with Bell following the execution of the Agreement to complete a new Exhibit J (Transition-Out Plan), and the Transition-Out Work Plan to be contemplated thereunder, no later than [**] from the Amendment Effective Date (as that term is defined in the Agreement).

            At minimum, the new Exhibit J (Transition-Out Plan) shall address and contain appropriate provisions relating to Bell's ability, upon termination or expiry of the Agreement, to [**] and to have [**] and [**] Bell [**] terms.

            If the Parties are unable to reach agreement on the terms of a new Exhibit J prior to the date of termination or expiration of the Agreement, then the terms of the existing Exhibit J shall apply as modified by the second paragraph of this letter.

            Please sign below to indicate your agreement with the above and return a duplicate signed copy to Certen, to the attention of the undersigned at the above address.

                                             Yours very truly,

                                             CERTEN INC.

                                             By: _______________________

                                             Name:

                                             Title:

Bell hereby agrees with the above and has indicated such agreement by signing below as of the 1st day of July, 2003.

                                             BELL CANADA

                                             By: _______________________

                                             Name:

                                             Title:

                                                                           FINAL


                                    EXHIBIT K

                         SECURITY, ACCESS AND INTERFACE

1.    GENERAL

Subject to the terms and conditions of this Exhibit, Certen will continue to perform or cause to be performed, the same or substantially the same security functions provided by the BCH Companies, or any third party on their behalf, just prior to the Effective Date, including those security functions listed in Appendix 1, and such other security functions set out in this Exhibit K, at any facility where the Services are performed under this Agreement (all in a manner consistent with contracts with subcontractors, such as [**] and BELL, in effect prior to the Amendment Effective Date which are to be used by, or transferred to, Certen in accordance with the Agreement).

2.    DEFINITIONS

In this Exhibit K, unless the context otherwise requires, all capitalized terms shall have the meaning ascribed thereto in the body of the Agreement or in this Exhibit, as the case may be. In addition, the following words and terms shall have the following meanings:

2.1 "BCH COMPANY DATA" means all data, information and materials relating to any BCH Company or any supplier, licensor, customer, contractor, consultant or agent of any BCH Company contained in any form, including data files, records, notes, correspondence or other materials or information, provided to Certen or its Affiliates or any contractor, consultant or agent of Certen or its Affiliates pursuant to or relating to this Agreement or the provision of Services.

2.2 "OPERATIONAL PRIME" has the meaning set forth (and is identified) in Exhibit F (Governance).

3.    ACCESS AND SECURITY

3.1 All BCH Company Data shall be and remain the exclusive property of the BCH Company to which it relates or such BCH Company's suppliers or licensors, as the case may be. Except as otherwise provided under this Agreement, the BCH Companies shall be permitted electronic access to BCH Company Data (i) at all times for use by BCH Company "End Users" (as defined in this Section 3.1 below) in the normal course of business, using the relevant application utilized for such purpose, and (ii) within a reasonable period of time following receipt by Certen of a request by the BCH Companies (and in any event, unless otherwise agreed by the Parties, within [**] of such receipt) for any access other than access by an End User (the circumstances of such access by a BCH Company representative, including the arrangements for monitoring by Certen personnel, to be coordinated in advance), which access, in each case, shall not be restricted except where restrictions on access are required by other provisions in this

      Agreement, scheduling requirements, or by a period of repair or maintenance provided for in this Agreement. Certen shall be [**] to the extent caused by the BHC Companies' requirements for access pursuant to
      Section 3.1(ii), other than access required to address a failure of Certen to perform its obligations under this Agreement. "End Users" shall mean those Persons determined by the BCH Companies to require access to BCH Company Data in the normal course of business. Certen shall not:

      (a) possess or assert any ownership right, encumbrance or similar right in the BCH Company Data; or

      (b) sell, disclose, copy, assign, lease or otherwise dispose of, or commercially exploit, any BCH Company Data, even in the event of a Dispute between the Parties or upon the termination or expiration of the Term or any Final Transition-Out Period, without the appropriate BCH Company's prior written consent thereto.

3.2 Upon written request by Bell at any time or upon the termination or expiration of the Term or any Final Transition-Out Period, as defined in Exhibit J, Certen will return to Bell or its designee all BCH Company Data (or, in the case of a written request by the BCH Companies, all of the BCH Company Data referred to in such request) in all of Certen's then existing machine readable formats (or other machine readable format reasonably requested by Bell) and media types and related Application Software (for which the BCH Companies have a license under the Agreement) necessary for the applicable BCH Companies to efficiently use their data with the applicable systems. Certen will also securely erase (e.g., delete/format and securely overwrite) any BCH Company Data from any hardware, media or other material within its control that is to be no longer used in connection with the provision of the Services, provided that Certen will not erase any BCH Company Data from any Hardware, media or other material that is to be sold, leased or otherwise made available to the BCH Companies or their designee upon the termination or expiration of this Agreement or of any Final Transition-Out Period.

3.3 At no time will any of the computer or other files or other materials or information containing BCH Company Data be stored or held in a form or manner not accessible to the BCH Companies in accordance with Section 3.1 above. Subject to restrictions contained in any relevant contracts, Certen will provide to Bell's Operational Prime or such other Person or Persons as may be designated in writing by Bell all such files and other materials promptly upon the request of Bell, including [**] (if any) and any other specification or information necessary for Bell or any BCH Company to retrieve, read, revise and/or maintain such files and information. Upon the request of Bell's Operational Prime, Certen will certify, to the best of its knowledge, information and belief, the completeness of all files and other information provided to Bell or any BCH Company and that no material element, amount or other fraction of such files or other information to which Bell may, acting reasonably, request access or review has been deleted, withheld, disguised or encoded in a manner inconsistent with the purpose and intent of providing access to any BCH Company as contemplated by Section 3.1 of this Exhibit and otherwise in this Agreement.

3.4   Certen shall, at all times:

      (a) meet and enforce the BCH Companies' physical and logical access control policies, standards and procedures for all BCH Company environments under its management and control, provided that such policies, standards and procedures, and any amendments thereto, are provided to Certen by the BCH Companies immediately upon the adoption by the BCH Companies of such policies, standards and procedures;

      (b) protect the BCH Companies' proprietary information, including, but not limited to, customer and employee data and information;

      (c) screen and security clear its employees in accordance with the policies of Amdocs, provided that such policies from time to time are at least as stringent as (i) those Amdocs policies in effect as of the Amendment Effective Date, and (ii) those policies applied by Certen as of the Amendment Effective Date;

      (d) give the BCH Companies, acting reasonably, access, accompanied by Certen's designated personnel, in accordance with Section 23 of the Agreement, to the applicable Applications Software or Systems used by Certen, for the benefit of the BCH Companies, for the purpose (i) of conducting security reviews of such Applications Software or Systems and BCH Company Data only, and (ii) of ensuring compliance with BCH Companies corporate security policies and standards;

      (e) maintain adequate audit trails for all security-related functions and tasks in which Certen is involved;

      (f) research and respond to actual and threatening security problems on all BCH Companies environments under its management and control and report such problems promptly to Bell. Bell shall provide to Certen the name and contact information of the applicable authorized Bell representative in this regard;

      (g)   provide incident investigation support to BCH Companies;

      (h) provide Applications Software security support and consulting as may be reasonably requested by BCH Companies to the same extent such support and consulting services were provided by Bell prior to the Effective Date; if the BCH Companies' requirements in respect of such support and consulting services change in a manner which results in increased costs to Certen then any such change, together with additional fees, if any, in respect thereof, shall be dealt with in accordance with the Change Order Process;

      (i) hold all BCH Company Data segregated [**] from that of any other entity to which Certen provides services; upon reasonable request, not to exceed [**], Certen shall provide satisfactory evidence to the BCH Companies that the BCH Company Data is held in accordance with the foregoing requirement. Notwithstanding the foregoing, Bell may additionally request, upon providing Certen with reasonably satisfactory evidence that BCH Company Data may not have been segregated in accordance with the foregoing, and Certen shall provide, additional satisfactory evidence to the BCH Companies that the BCH Company Data is in fact held in accordance with the foregoing requirement; and

      (j) Certen shall ensure that the security features and standards of the Legacy Systems and Modernized Systems developed, implemented or operated by Certen for the BCH Companies, as well as the protection levels applicable to such Legacy Systems and Modernized Systems and BCH Company Data, meet the BCH Companies' security policies and procedures as provided to Certen from time to time. Certen shall provide the opportunity to Bell to review Applications Software together with associated documentation at the appropriate stage of development in order to determine whether such security features, standards and protection levels as required by Bell will be effectively implemented prior to the use of such Applications Software in production.

3.5   Bell shall:

      (a)   retain authority and responsibility for:

            (i) approval procedures with respect to access to BCH Company Data together with all changes to such procedures;

            (ii)  [**];

            (iii) [**];

      (b) notify Certen of any changes to the BCH Companies' security policies respecting security features, standards and protection levels that the BCH Companies may expect Certen to comply with. If Certen's compliance with any such change results in increased costs to Certen, the Parties shall address such costs through the Change Order Process.

3.6 During the Term and any Final Transition-Out Period, Certen shall maintain recognized industry standard safeguards against the destruction, degradation, loss, disclosure or alteration of BCH Companies Intellectual Property and BCH Company Data in the possession or under the management of Certen or the destruction or alteration of any component of the System, which safeguards shall be the same, or substantially the same, as those employed by the BCH Companies, or any third party on their behalf, just prior to the Amendment Effective Date, and any additional computer security policies and procedures employed prior to the Amendment Effective Date which are contained in the Operations Procedures Manual if any. Such safeguards shall be continually updated, in accordance with Section 23.4 of the Agreement (including with respect to reference made therein to possible additional costs which shall be addressed in accordance with the Change Order Process), including through the implementation of industry standard security software and other equipment in order to afford maximum protection to the System and the BCH Company Data in a commercially reasonable manner.

3.7 Certen personnel shall not attempt to access, or allow access to any data, files or programs within the IS environment to which they are not entitled under this Agreement. If such access is attained, Certen shall immediately report the incident to Bell's Operational Prime, describe in detail any accessed materials and the method of access and, upon request, provide to Bell's Operational Prime copies of any accessed materials.

3.8 Certen shall institute recognized industry standard system security measures to guard against the unauthorized access, alteration or destruction of Software, Intellectual Property, third party Software and BCH Company Data. Such measures with regard to the Legacy Systems shall be the same or substantially the same measures in place just prior to the Amendment Effective Date. System security measures for all Legacy Systems and Modernized Systems shall (i) require all users to enter a unique user identification code (ID) and password prior to gaining access to the Systems, and (ii) control user access to areas and features of the Systems. Bell acknowledges that such security measures in respect of the Legacy Systems were in place immediately prior to the Amendment Effective Date.

3.9 If any BCH Company Data is lost or damaged as a result of the non-compliance by Certen, Certen employees, agents or subcontractors (other than [**] or [**]) with the terms or conditions of this Agreement including this Exhibit K, including the obligation of Certen to maintain safeguards against the destruction, loss, disclosure or alteration of BCH Company Data in the possession of Certen in accordance with Section 3.7, 3.8, or 3.9 herein, Certen shall assist the BCH Companies in replacing or regenerating such lost or damaged data by providing any additional resources reasonably required by the BCH Companies without additional charge or expense (e.g., employee overtime) and shall not require the

      BCH Companies to pay for any increased Certen resource usage resulting from the replacement or regeneration of such lost or damaged data.

3.10 Certen shall ensure that the Bell Software, Intellectual Property and third party Software under its care are properly managed by using recognized industry standards.

3.11 For the avoidance of any doubt, the BCH Companies and any third party on their behalf shall not acquire any right in any data other than the BCH Company Data, and shall not be permitted to access any data within Certen's custody or control, including without limitation, data regarding services provided by Certen to third parties (collectively, the "CERTEN DATA"), other than the BCH Company Data and all in accordance with the provisions of Section 23 of the Agreement.

3.12 To the extent that any portion of the Certen Data resides on any systems of the BCH Companies, which are under the custody or control of the BCH Companies, Certen shall be permitted to access such Certen Data under the same terms and conditions applicable to the BCH Company Data, and such Certen Data shall be maintained by Certen in accordance with the same security measures applicable to the BCH Company Data, as set forth in this
      Section 3.

3.13 For so long as Certen [**] Certen shall [**] Certen [**] Bell and Certen shall designate respective employees who shall be responsible to oversee all matters under this Exhibit and to interface with respect to such matters with the designated employee of the other Party.

3.14 Certen acknowledges that the security functions described in this Exhibit K [**] terms and conditions [**] and [**], Certen shall continue to be responsible for the provision of the security functions as set forth in this Exhibit [**].

4.    PHYSICAL SECURITY FOR FACILITIES

      Subject to Section 23 of the Agreement, Certen will perform or cause to be performed, in conformity with the BCH Companies security standards for physical security, the same or substantially the same physical security functions provided by the BCH Companies just prior to the Amendment Effective Date, including those physical security functions listed in Appendix 1, and such other security functions set out in this Exhibit K, at any facility where the Services are performed under this Agreement. Such procedures provide the necessary physical security to support Certen's obligations to provide information security under this Agreement. Such safeguards shall be continually updated, in accordance with Section
      23.4 of the Agreement, including through the implementation of industry standard security software and other equipment in order to afford maximum protection to the System and the BCH Company Data in a commercially reasonable manner.

5.    INFORMATION SECURITY

5.1 Certen and the BCH Companies will perform the following functions in carrying out their respective responsibilities, the whole as applied by the BCH Companies just prior to the Amendment Effective Date and in conformity with the BCH Companies' security standards for logical security and under the direction of the BCH Companies' coordination function:

      (a) Ensure that all users of the processing environment have authorized access. Monitor, review and respond to any violation and/or suspected violation; report such violations and/or suspected violations to Bell or to Certen, as the case may be. Review the severity of any violations with appropriate management. Determine and implement activities to deter subsequent violations.

      (b) Capture data for audit trail purposes of all access exceptions, and make data available to the BCH Companies, or to Certen, as the case may be, as part of the periodic status report.

      (c) Provide ongoing operational support of system security processes to supported environments.

      (d) Initiate corrective actions to ensure violation will not occur again. Each party shall prepare and retain documentation of violation investigations and provide copies to Bell or to Certen, as the case may be.

      (e) Recover from impact of security violations that result in lost/damaged information, when technically possible and commercially reasonable.

      (f) Certen, in consultation with Bell, will identify security risks, and recommend procedures to minimize them. When approved by Bell, Certen will implement such procedures at Bell's cost and expense.

6.    VIRUS PROTECTION

6.1 For the workstation and server environments, which Certen supports, and for all other Software, which it uses in delivering the Services, Certen will:

      (a)   install and maintain virus control tools;

      (b) update virus Software and virus definition files so as to remain current with the selected supplier of virus Software; and

      (c) recover virus corrupted files as required and commercially reasonable.

6.2 Bell will take reasonable steps to ensure that data (whether BCH Company Data or otherwise) entered onto the Systems which are under its responsibility will be free of viruses.

                                                                           FINAL

                                   EXHIBIT L1

                           LIST OF CORPORATE CONTRACTS

              APPLICATION -
VENDOR           IMPACTED           AGREEMENT TYPE        COMMENTS
------        -------------         --------------        --------
 [**]              [**]             [**]                    [**]
 [**]              [**]             [**]
 [**]              [**]             [**]                    [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]     [**]           [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]

 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]

 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]
 [**]              [**]             [**]

 [**]              [**]             [**]

 [**]              [**]             [**]
 [**]              [**]             [**]

Except for the agreements with [**]., all of the above listed corporate contracts require consent for extension to Certen.

* indicates a material corporate contract for the purposes of Section 4.4 of the Agreement.

                                                                           FINAL

                                   EXHIBIT L2

         List of services to be provided by the BCH Companies to Certen

1. In this Exhibit L2, unless otherwise defined in this Exhibit, all capitalized terms shall have the meaning ascribed thereto in the Further Amended and Restated Master Outsourcing Services Agreement between Bell and Certen, effective as July 1, 2003 (the "FARMOSA").

2. The Parties hereby agree in accordance with Section 4.5 of the Agreement, that, in order to enable Certen to provide the Services, the BCH Companies shall provide to Certen, unless otherwise agreed by the Parties, the services described in this Exhibit L2 on the terms and conditions set forth in this Exhibit L2. Certen shall pay the BCH Companies only for such services which are actually agreed upon by the Parties and which are provided to Certen by the BCH Companies. With respect to services identified in Tables 3.1A and 3.1B below, as applicable, BCH will work with Certen during the 4th QTR of each year to establish the services required and costs for the next year.

3. The services listed in Table 3.1A and Table 3.1B below shall be provided by the BCH Companies for the Benefit Period (as defined in the FARMOSA), unless otherwise set forth in this Exhibit L2, until such time as Certen shall terminate any service (in which case the BCH Companies shall have no further obligation to provide such service):

      3.1 according to the scope of such services, as agreed by the parties in writing, and as such scope is revised by written agreement of the parties from time to time; and

      3.2 at amounts not to [**] if the scope or duration of the service received by Certen is not equivalent to the scope or duration of the service received by the applicable BCH Companies.

It is understood that in certain instances, Bell can only provide [**], which are provided to Certen under this Exhibit L2 using the [**], for as long as Certen continues to use the [**], and that Bell will be relieved of its obligation to provide these services after Certen has migrated off the [**].

TABLE 3.1A : DESCRIPTION OF SERVICES

The description of services below is not intended to be exhaustive. Complete details are to be found in the relevant individual contracts with Bell (including [**], or third party. For the avoidance of doubt, the details set forth below with respect to a specific service provided by Bell are correct and accurate and do not contradict the relevant provisions in the respective agreement to which they relate.

      (a)   [**] :

SERVICES                                                           PERIOD
--------                                                           ------
[**]                                                             UP TO [**]
   -  Capture [**]
   -  Manage and [**]
   -  Process [**]
   -  Reconcile[**]
   -  Third Party [**]
   -  Year-end [**]
   -  Payroll [**]
   -  WSIB/CSST [**]
   -  Issuance/Validation [**]
   -  Reconcile Benefit [**]

[**]                                                             UP TO [**]
   -  Call Center[**]
   -  Organisation [**]
   -  Net Credited [**]
   -  Maintain [**]

[**]                                                             UP TO [**]
   -  Disability [**]

      (b)   [**] :

SERVICES                                                           PERIOD
--------                                                           ------
[**]                                                             UP TO [**]
   -     Process [**]
   -     Process [**]
   -     Perform [**]
   -     Process [**]
   -     Stuff and Mail [**]
   -     Perform [**]

[**]                                                             UP TO [**]
   -     Perform[**]
   -     Prepare [**]

[**]                                                             UP TO [**]
   -     Maintain [**]
   -     Support [**]
SERVICES                                                         PERIOD
[**]                                                             UP TO [**]
   -     Process [**]

   -   Prepare [**]

[**]                                                          UP TO [**]
[**]                                                          UP TO [**]
   -   Prepare [**]
   -   Prepare [**]
   -   Prepare [**]

[**]                                                          UP TO [**]
   -   Monitor [**]
   -   Recognize[**]
   -   Perform [**]
   -   Depreciate [**]

[**]                                                          UP TO [**]
   -   Input [**]

       (c)   OTHER:

SERVICES                                                      PERIOD
---------------------------------------------------------     ------------------
                                                              UP TO [**]

[**]
   -   Leasing [**]
   -   Real estate [**]
   -   Project [**]
   -   Space [**]
   -   Facility/property [**]
   -   Client [**]

                                                              UP TO [**]
   -   Certen [**]

                                                              UP TO [**]
   -   Certen [**]

TABLE 3.1B : ADDITIONAL SPECIFIC SERVICES

               SERVICE                                             PERIOD
----------------------------------------------------------         ------
[**] Services from [**]                                             [**]
[**]:                                                               [**]

Services from [**] under the [**] Agreement, [**] as per the terms and conditions of the [**] Agreement. [**]

[**]:                                                               [**]

That portion of [**] Services [**] Services [**] under the
[**] Agreements [**]
[**]:                                                               [**]
Bell [**]:
-    [**]

               SERVICE                                             PERIOD
----------------------------------------------------------         ------
[**]:
   Data network access [**] Certen acknowledges and agrees          [**]
   [**] and to comply with its obligations under the
   FARMOSA. The level of usage of this service as of the
   Effective Date is specified in [**]

[**]:                                                               [**]
   -   Estimated [**]
[**]:                                                               [**]
Through [**] provides the following services to the users:
[**]
[**]:                                                               [**]

   -   Through [**]

       (d)       CONTRACTS

                                                                    [**]
[**]
[**]:                                                               [**]
Use of the existing [**]
                                                                    [**]
[**] Use of the existing [**]

[**]:

Certen manages [**] The costs incurred by Bell [**] With respect to the [**], [**]

                                                                    [**]
[**]

THE LEVEL OF USAGE OF THIS SERVICE AS OF THE EFFECTIVE DATE
IS FURTHER SPECIFIED IN ANNEX 2 HEREOF.

4. Any increase in the charges for the services, systems (including software) and/or facilities set forth above shall [**]

                                                                           FINAL

                                   EXHIBIT M1

                           LIST OF ASSIGNED CONTRACTS

COMPANY          APPLICATION          VENDOR             NAME OF CONTRACT
-------          -----------          ------             ----------------
 [**]               [**]               [**]                   [**]
 [**]               [**]               [**]                   [**]
 [**]               [**]               [**]                   [**]
 [**]               [**]               [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]
 [**]                                  [**]                   [**]

                                                                           FINAL

                                   EXHIBIT M2

         LIST OF CONTRACTS TO BE ASSIGNED TO CERTEN BUT MANAGED BY [**]

COMPANY         APPLICATION          VENDOR          NAME OF CONTRACT
-------         -----------          ------          ----------------
 [**]              [**]               [**]                [**]
 [**]              [**]               [**]                [**]
 [**]              [**]               [**]                [**]
 [**]              [**]               [**]                [**]
 [**]                                 [**]                [**]

                                                                           FINAL

                                   EXHIBIT M3

                             BELL CUSTOMER CONTRACTS

COMPANY         CUSTOMER        NAME OF CONTRACT
-------         --------        ----------------
 [**]             [**]               [**]
 [**]             [**]               [**]
 [**]             [**]               [**]
 [**]             [**]               [**]
 [**]             [**]               [**]
 [**]             [**]               [**]
 [**]             [**]               [**]

                                                           FINAL ( July 1, 2003)


                    EXHIBIT O-1 - ROLES AND RESPONSIBILITIES

INTRODUCTION

This Exhibit O-1 describes the respective roles and responsibilities of BELL and CERTEN with respect to Projects under the Agreement.

This Exhibit O-1 consists of two parts, namely:

      Part I - the "Delivery Roles and Responsibilities" matrix (the "DELIVERY R&R MATRIX"), [**]; and

      Part II -   [**] used in the Delivery R&R Matrix.

PART I - DELIVERY R&R MATRIX

EXPLANATORY NOTES

In the following Delivery R&R Matrix, [**]

Although the Delivery R&R Matrix [**].

                                   --------

                   Delivery Roles and Responsibilities Matrix

This document describes the Delivery Roles and Responsibilities. This matrix will apply to [**]


[**]

[**]

[**]

            DELIVERY R&R

                           DEVELOPMENT PRIMED BY CERTEN      DEVELOPMENT PRIMED BY BELL
                           ----------------------------      --------------------------
  WBS         AREA         BELL   CERTEN       NOTES         BELL   CERTEN      NOTES      PHASE        ACTION ITEMS
  ---         ----         ----   ------       -----         ----   ------      -----      -----        ------------
1          [**]                                                                            [**]
1.1        [**]                                [**]                             [**]       [**]
1.1.1      [**]            [**]                              [**]                          [**]
1.1.2      [**]            [**]   [**]         [**]          [**]                          [**]
1.1.3      [**]            [**]   [**]                       [**]                          [**]
1.1.4      [**]            [**]                              [**]                          [**]
1.1.5      [**]            [**]   [**]                       [**]                          [**]
1.2        [**]                                                                            [**]
1.2.1      [**]            [**]   [**]         [**]          [**]                          [**]
1.2.2      [**]            [**]   [**]                       [**]                          [**]
1.2.3      [**]            [**]   [**]                       [**]   [**]                   [**]
1.2.4      [**]            [**]   [**]                       [**]   [**]                   [**]
1.2.5      [**]            [**]   [**]                       [**]   [**]                   [**]
1.2.6      [**]            [**]   [**]         [**]          [**]                          [**]
1.2.7      [**]            [**]   [**]                       [**]                          [**]
1.2.8      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.2.9      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.2.10     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3        [**]                                [**]                             [**]       [**]
1.3.1      [**]            [**]   [**]         [**]          [**]                          [**]
1.3.2      [**]            [**]   [**]         [**]          [**]                          [**]
1.3.3      [**]            [**]   [**]                       [**]                          [**]
1.3.4      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.3.5      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.3.6      [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.7      [**]            [**]   [**]         [**]          [**]                          [**]
1.3.8      [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.9      [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.10     [**]            [**]   [**]                       [**]                          [**]
1.3.11     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.12     [**]            [**]   [**]                       [**]                          [**]
1.3.13     [**]            [**]   [**]                       [**]                          [**]
1.3.14     [**]            [**]   [**]                       [**]
1.3.15     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.16     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.3.17     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.18     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.19     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.20     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.21     [**]            [**]   [**]                       [**]   [**]                   [**]
1.3.22     [**]            [**]   [**]                       [**]   [**]                   [**]
1.4        [**]            [**]                              [**]                          [**]
1.4.1      [**]            [**]   [**]         [**]          [**]               [**]       [**]
1.4.2      [**]            [**]   [**]         [**]          [**]
1.4.3      [**]            [**]   [**]                       [**]   [**]                   [**]
1.4.4      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.4.5      [**]            [**]   [**]                       [**]                          [**]
1.4.6      [**]            [**]   [**]                       [**]   [**]                   [**]
1.4.7      [**]            [**]   [**]                       [**]   [**]                   [**]
1.4.8      [**]            [**]   [**]                       [**]                          [**]
1.4.9      [**]            [**]   [**]                       [**]   [**]                   [**]
1.4.10     [**]            [**]   [**]                       [**]                          [**]

            DELIVERY R&R

                           DEVELOPMENT PRIMED BY CERTEN      DEVELOPMENT PRIMED BY BELL
                           ----------------------------      --------------------------
  WBS         AREA         BELL   CERTEN       NOTES         BELL   CERTEN      NOTES      PHASE        ACTION ITEMS
  ---         ----         ----   ------       -----         ----   ------      -----      -----        ------------
1.4.11     [**]            [**]   [**]                       [**]   [**]                   [**]
1.4.12     [**]            [**]   [**]                       [**]   [**]                   [**]
1.5        [**]                                                                            [**]
1.5.1      [**]                   [**]                       [**]                          [**]
1.5.2      [**]                   [**]                       [**]                          [**]
1.5.3      [**]                   [**]                       [**]                          [**]
1.5.4      [**]                   [**]                       [**]                          [**]
1.5.5      [**]                   [**]                       [**]                          [**]
1.5.6      [**]                   [**]                       [**]                          [**]
1.5.7      [**]                   [**]                       [**]                          [**]
1.5.8      [**]            [**]                              [**]                          [**]
1.5.9      [**]            [**]                              [**]                          [**]
1.6        [**]                                                                            [**]
1.6.1      [**]            [**]   [**]                       [**]                          [**]
1.6.2      [**]                   [**]                       [**]   [**]                   [**]
1.6.3      [**]            [**]   [**]                       [**]   [**]                   [**]
1.6.4      [**]            [**]   [**]         [**]          [**]                          [**]
1.6.5      [**]            [**]   [**]                       [**]                          [**]
1.6.6      [**]            [**]   [**]         [**]          [**]                          [**]
1.6.7      [**]            [**]   [**]                       [**]   [**]                   [**]
1.6.8      [**]            [**]   [**]         [**]
1.6.9      [**]                   [**]                       [**]                          [**]
1.6.10     [**]                   [**]                       [**]                          [**]
1.6.11     [**]            [**]   [**]                       [**]   [**]                   [**]
1.6.12     [**]            [**]   [**]                       [**]                          [**]
1.6.13     [**]            [**]   [**]                       [**]   [**]                   [**]
1.6.14     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.6.15     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.7        [**]                                                                            [**]
1.7.1      [**]            [**]   [**]         [**]          [**]   [**]                   [**]
1.7.2      [**]                   [**]                       [**]               [**]       [**]
1.7.3      [**]            [**]   [**]                       [**]   [**]                   [**]
1.8        [**]                                                                            [**]
1.8.1      [**]            [**]   [**]                       [**]                          [**]
1.8.2      [**]            [**]   [**]                       [**]   [**]                   [**]
1.8.3      [**]            [**]   [**]         [**]          [**]   [**]                   [**]
1.8.4      [**]            [**]   [**]                       [**]   [**]
1.8.5      [**]            [**]   [**]                       [**]                          [**]
1.8.6      [**]            [**]   [**]                       [**]                          [**]
1.8.7      [**]            [**]   [**]                       [**]                          [**]
1.8.8      [**]            [**]   [**]         [**]
1.8.9      [**]            [**]   [**]                       [**]   [**]
1.8.10     [**]            [**]   [**]                       [**]                          [**]
1.8.11     [**]            [**]   [**]                       [**]   [**]                   [**]
1.8.12     [**]            [**]   [**]                       [**]                          [**]
1.8.13     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.8.14     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.9        [**]                                                                            [**]
1.9.1      [**]            [**]   [**]                       [**]   [**]                   [**]
1.9.2      [**]            [**]                              [**]   [**]                   [**]
1.9.3      [**]            [**]   [**]                       [**]   [**]                   [**]
1.9.4      [**]            [**]   [**]                       [**]   [**]                   [**]

            DELIVERY R&R

                           DEVELOPMENT PRIMED BY CERTEN      DEVELOPMENT PRIMED BY BELL
                           ----------------------------      --------------------------
  WBS         AREA         BELL   CERTEN       NOTES         BELL   CERTEN      NOTES      PHASE        ACTION ITEMS
  ---         ----         ----   ------       -----         ----   ------      -----      -----        ------------
1.9.5      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.9.6      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.9.7      [**]            [**]   [**]                       [**]   [**]                   [**]
1.10       [**]                                                                            [**]
1.10.1     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.10.2     [**]            [**]   [**]                       [**]   [**]                   [**]
1.10.3     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.10.4     [**]            [**]   [**]                       [**]   [**]                   [**]
1.10.5     [**]            [**]   [**]                       [**]                          [**]
1.10.6     [**]            [**]   [**]                       [**]   [**]                   [**]
1.10.7     [**]            [**]   [**]                       [**]                          [**]
1.10.8     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.10.9     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.10.10    [**]            [**]   [**]                       [**]   [**]                   [**]
1.11       [**]                                                                            [**]
1.11.1     [**]            [**]   [**]                       [**]   [**]                   [**]
1.11.2     [**]            [**]   [**]                       [**]   [**]                   [**]
1.12       [**]                                                                            [**]
1.12.1     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
1.12.2     [**]                   [**]                              [**]                   [**]
1.12.3     [**]                   [**]                              [**]                   [**]
1.12.4     [**]            [**]   [**]                       [**]   [**]                   [**]
2          [**]
2.1        [**]
2.1.1      [**]            [**]   [**]                       [**]                          [**]
2.1.2      [**]            [**]   [**]                       [**]                          [**]
2.1.3      [**]            [**]   [**]                       [**]   [**]                   [**]
2.1.4      [**]            [**]   [**]                       [**]   [**]                   [**]
2.1.5      [**]            [**]   [**]                       [**]                          [**]
2.1.6      [**]            [**]   [**]                       [**]   [**]                   [**]
2.2        [**]
2.2.1      [**]            [**]   [**]                       [**]                          [**]
2.2.2      [**]                   [**]                       [**]   [**]                   [**]
2.3        [**]
2.3.1      [**]                   [**]                       [**]   [**]                   [**]
2.3.2      [**]                   [**]                       [**]   [**]                   [**]
3          [**]                                                                            [**]
3.1        [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.2        [**]                                                                            [**]
3.2.1      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.2.2      [**]            [**]   [**]                       [**]   [**]                   [**]
3.2.3      [**]            [**]   [**]                       [**]   [**]                   [**]
3.2.4      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.2.5      [**]                   [**]                              [**]                   [**]
3.2.6      [**]            [**]   [**]                       [**]   [**]                   [**]
3.2.7      [**]            [**]                              [**]                          [**]
3.2.8      [**]                   [**]         [**]                 [**]        [**]       [**]
3.2.9      [**]                   [**]                              [**]                   [**]
3.2.10     [**]            [**]                              [**]                          [**]
3.2.11     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]

                           DEVELOPMENT PRIMED BY CERTEN      DEVELOPMENT PRIMED BY BELL
                           ----------------------------      --------------------------
  WBS         AREA         BELL   CERTEN       NOTES         BELL   CERTEN      NOTES      PHASE        ACTION ITEMS
  ---         ----         ----   ------       -----         ----   ------      -----      -----        ------------
3.3        [**]                   [**]         [**]                 [**]        [**]
3.3.1      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.3.2      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.3.3      [**]            [**]   [**]                       [**]   [**]                   [**]
3.4        [**]                                [**]                             [**]
3.4.1      [**]            [**]   [**]                       [**]   [**]                   [**]
3.4.2      [**]            [**]   [**]                       [**]   [**]                   [**]
3.4.3      [**]            [**]   [**]                       [**]   [**]                   [**]
3.4.4      [**]            [**]   [**]                       [**]                          [**]
3.4.5      [**]            [**]   [**]                       [**]   [**]                   [**]
3.4.6      [**]            [**]   [**]                       [**]   [**]                   [**]
3.4.7      [**]            [**]   [**]                       [**]                          [**]
3.4.8      [**]            [**]   [**]                       [**]   [**]                   [**]
3.4.9      [**]            [**]   [**]                       [**]                          [**]
3.4.10     [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.5        [**]                                                                            [**]
3.5.1      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.5.2      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
3.5.3      [**]            [**]   [**]         [**]          [**]   [**]        [**]       [**]
4          [**]
4.1        [**]            [**]   [**]         [**]          [**]   [**]        [**]
4.2        [**]            [**]   [**]         [**]          [**]   [**]        [**]
4.3        [**]            [**]   [**]         [**]          [**]   [**]        [**]
4.4        [**]            [**]   [**]         [**]          [**]   [**]        [**]
4.5        [**]            [**]   [**]                       [**]   [**]
5          [**]
     5.1   [**]                   [**]                              [**]

              EXHIBIT O-2 - ROLES AND RESPONSIBILITIES (PRODUCTION)

INTRODUCTION

This Exhibit O-2 consists of the "Production Roles and Responsibilities" matrix (the "PRODUCTION R&R MATRIX"), which sets forth the respective roles and responsibilities of Bell and Certen in relation to the provision by Certen of the Services and the New Services pursuant to the Agreement.

EXPLANATORY NOTES

In the following Production R&R Matrix, [**]

                         EXHIBIT O1 "ROLES AND RESPONSIBILITIES"- PART II -FINAL


PART II.    TERMINOLOGY

The following words and terms which are used in the roles and responsibilities matrix forming Part I of this Exhibit O1 shall have the meanings so defined:

[**]                     [**]
[**]                     [**]



[**]                     [**]
[**]                     [**]
[**]                     [**]
[**]                     [**]
[**]                     [**]
[**]                     [**]
[**]                     [**]

                         EXHIBIT O1 "ROLES AND RESPONSIBILITIES"- PART II -FINAL

[**]                     [**]
[**]                     [**]
[**]                     [**]
[**]                     [**]
[**]                     [**]
[**]                     [**]

                         [**]

                         [**]

                         [**]

                         [**]

                         [**]

                         [**]

                         [**]

                         [**]

                         [**]
[**]                     [**]
[**]                     [**]
[**]

                   Delivery Roles and Responsibilities Matrix

This document describes the Delivery Roles and Responsibilities. This matrix will apply to [**]


[**]

[**]

[**]

                    DELIVERY R&R

                                      DEVELOPMENT PRIMED BY CERTEN       DEVELOPMENT PRIMED BY BELL
                                      ----------------------------       --------------------------
 WBS                 AREA             BELL       CERTEN       NOTES         BELL     CERTEN   NOTES        PHASE      ACTION ITEMS
-----                ----             ----       ------       -----         ----     ------   -----        -----      ------------
1       [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.1     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.1.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.1.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.1.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.1.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.1.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.2.10  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.10  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.11  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.12  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.13  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.14  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.15  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.16  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.17  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.18  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.19  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.20  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.21  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.3.22  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.10  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]

                    DELIVERY R&R

                                      DEVELOPMENT PRIMED BY CERTEN       DEVELOPMENT PRIMED BY BELL
                                      ----------------------------       --------------------------
 WBS                 AREA             BELL       CERTEN       NOTES         BELL     CERTEN   NOTES        PHASE      ACTION ITEMS
-----                ----             ----       ------       -----         ----     ------   -----        -----      ------------
1.4.11  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.4.12  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.5.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.10  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.11  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.12  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.13  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.14  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.6.15  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.7     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.7.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.7.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.7.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.10  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.11  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.12  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.13  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.8.14  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.9     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.9.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.9.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.9.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.9.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]

                    DELIVERY R&R

                                      DEVELOPMENT PRIMED BY CERTEN       DEVELOPMENT PRIMED BY BELL
                                      ----------------------------       --------------------------
 WBS                 AREA             BELL       CERTEN       NOTES         BELL     CERTEN   NOTES        PHASE      ACTION ITEMS
-----                ----             ----       ------       -----         ----     ------   -----        -----      ------------
1.9.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.9.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.9.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10    [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.1  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.2  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.3  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.4  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.5  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.6  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.7  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.8  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.9  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.10.10 [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.11    [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.11.1  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.11.2  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.12    [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.12.1  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.12.2  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.12.3  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
1.12.4  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2       [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.1     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.1.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.1.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.1.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.1.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.1.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.1.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.2     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.2.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.2.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.3     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.3.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
2.3.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3       [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.1     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.10  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.2.11  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]

                    DELIVERY R&R

                                      DEVELOPMENT PRIMED BY CERTEN       DEVELOPMENT PRIMED BY BELL
                                      ----------------------------       --------------------------
 WBS                 AREA             BELL       CERTEN       NOTES         BELL     CERTEN   NOTES        PHASE      ACTION ITEMS
-----                ----             ----       ------       -----         ----     ------   -----        -----      ------------
3.3     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.3.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.3.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.3.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.4   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.5   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.6   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.7   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.8   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.9   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.4.10  [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.5     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.5.1   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.5.2   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
3.5.3   [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
4       [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
4.1     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
4.2     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
4.3     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
4.4     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
4.5     [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
5       [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]
    5.1 [**]                           [**]        [**]       [**]         [**]      [**]     [**]         [**]         [**]

                 PRODUCTION R&R                       [ ** ]



[ ** ]





WBS                              BCH      CERTEN               NOTES      RELATED ITIL PROCESS               ACTION ITEMS
---                              ---      ------               -----      --------------------               ------------
1
1.1      [**]                    [**]      [**]                [**]               [**]                           [**]
1.1.1    [**]                    [**]      [**]                [**]               [**]                           [**]
1.1.2    [**]                    [**]      [**]                [**]               [**]                           [**]
1.1.3    [**]                    [**]      [**]                [**]               [**]                           [**]
1.1.4    [**]                    [**]      [**]                [**]               [**]                           [**]
1.2      [**]                    [**]      [**]                [**]               [**]                           [**]
1.2.1    [**]                    [**]      [**]                [**]               [**]                           [**]
1.2.2    [**]                    [**]      [**]                [**]               [**]                           [**]
1.2.3    [**]                    [**]      [**]                [**]               [**]                           [**]
1.3      [**]                    [**]      [**]                [**]               [**]                           [**]
1.3.1    [**]                    [**]      [**]                [**]               [**]                           [**]
1.3.2    [**]                    [**]      [**]                [**]               [**]                           [**]
1.3.3    [**]                    [**]      [**]                [**]               [**]                           [**]
1.3.4    [**]                    [**]      [**]                [**]               [**]                           [**]
1.3.5    [**]                    [**]      [**]                [**]               [**]                           [**]
2        [**]                    [**]      [**]                [**]               [**]                           [**]
2.1      [**]                    [**]      [**]                [**]               [**]                           [**]
3        [**]                    [**]      [**]                [**]               [**]                           [**]
3.1      [**]                    [**]      [**]                [**]               [**]                           [**]
3.1.1    [**]                    [**]      [**]                [**]               [**]                           [**]
3.1.2    [**]                    [**]      [**]                [**]               [**]                           [**]
3.1.3    [**]                    [**]      [**]                [**]
3.1.4    [**]                    [**]      [**]                [**]               [**]                           [**]
3.2      [**]                    [**]      [**]                [**]               [**]                           [**]
3.2.1    [**]                    [**]      [**]                [**]               [**]                           [**]
3.2.2    [**]                    [**]      [**]                [**]               [**]                           [**]
3.2.3    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3      [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.1    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.2    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.3    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.4    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.5    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.6    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.7    [**]                    [**]      [**]                [**]               [**]                           [**]
3.3.8    [**]                    [**]      [**]                [**]               [**]                           [**]

                 PRODUCTION R&R                       [ ** ]



[ ** ]




WBS                              BCH      CERTEN               NOTES      RELATED ITIL PROCESS               ACTION ITEMS
---                              ---      ------               -----      --------------------               ------------
3.4      [**]                    [**]      [**]                [**]               [**]                           [**]
3.4.1    [**]                    [**]      [**]                [**]               [**]                           [**]
4        [**]                    [**]      [**]                [**]               [**]                           [**]
4.1      [**]                    [**]      [**]                [**]               [**]                           [**]
4.1.1    [**]                    [**]      [**]                [**]               [**]                           [**]
4.1.2    [**]                    [**]      [**]                [**]               [**]                           [**]
4.1.3    [**]                    [**]      [**]                [**]               [**]                           [**]
4.1.4    [**]                    [**]      [**]                [**]               [**]                           [**]
4.1.5    [**]                    [**]      [**]                [**]               [**]                           [**]
5        [**]                    [**]      [**]                [**]               [**]                           [**]
5.1      [**]                    [**]      [**]                [**]               [**]                           [**]
5.2      [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.1    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.2    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.3    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.4    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.5    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.6    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.7    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.8    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.9    [**]                    [**]      [**]                [**]               [**]                           [**]
5.2.10   [**]                    [**]      [**]                [**]               [**]                           [**]
6        [**]                    [**]      [**]                [**]               [**]                           [**]
6.1      [**]                    [**]      [**]                [**]               [**]                           [**]
6.2      [**]                    [**]      [**]                [**]               [**]                           [**]
7        [**]                    [**]      [**]                [**]               [**]                           [**]
7.1      [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.3    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.4    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.5    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.6    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.7    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.8    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.9    [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.10   [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.11   [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.12   [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.13   [**]                    [**]      [**]                [**]               [**]                           [**]

                 PRODUCTION R&R                       [ ** ]



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
WBS                              BCH      CERTEN               NOTES      RELATED ITIL PROCESS               ACTION ITEMS
---                              ---      ------               -----      --------------------               ------------
7.1.14   [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.15   [**]                    [**]      [**]                [**]               [**]                           [**]
7.1.16   [**]                    [**]      [**]                [**]               [**]                           [**]
7.2      [**]                    [**]      [**]                [**]               [**]                           [**]
7.2.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.2.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.2.3    [**]                    [**]      [**]                [**]               [**]                           [**]
7.3      [**]                    [**]      [**]                [**]               [**]                           [**]
7.3.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.3.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.3.3    [**]                    [**]      [**]                [**]               [**]                           [**]
7.3.4    [**]                    [**]      [**]                [**]               [**]                           [**]
7.3.5    [**]                    [**]      [**]                [**]               [**]                           [**]
7.3.6    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4      [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.3    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.4    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.5    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.6    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.7    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.8    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.9    [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.10   [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.11   [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.12   [**]                    [**]      [**]                [**]               [**]                           [**]

                 PRODUCTION R&R                       [**]

[**]

WBS                              BCH      CERTEN               NOTES      RELATED ITIL PROCESS               ACTION ITEMS
---                              ---      ------               -----      --------------------               ------------
7.4.13   [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.14   [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.15   [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.16   [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.17   [**]                    [**]      [**]                [**]               [**]                           [**]
7.4.18   [**]                    [**]      [**]                [**]               [**]                           [**]
7.5      [**]                    [**]      [**]                [**]               [**]                           [**]
7.5.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.5.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.5.3    [**]                    [**]      [**]                [**]               [**]                           [**]
7.5.4    [**]                    [**]      [**]                [**]               [**]                           [**]
7.6      [**]                    [**]      [**]                [**]               [**]                           [**]
7.6.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.7      [**]                    [**]      [**]                [**]               [**]                           [**]
7.7.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.7.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.7.3    [**]                              [**]                [**]               [**]                           [**]
7.8      [**]                    [**]      [**]                [**]               [**]                           [**]
7.8.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.8.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.8.3    [**]                    [**]      [**]                [**]               [**]                           [**]
7.9      [**]                    [**]      [**]                [**]               [**]                           [**]
7.9.1    [**]                    [**]      [**]                [**]               [**]                           [**]
7.9.2    [**]                    [**]      [**]                [**]               [**]                           [**]
7.9.3    [**]                    [**]      [**]                [**]               [**]                           [**]

                                                                           FINAL

                                   EXHIBIT P1

                               NON-DISCLOSURE AND
                            CONFIDENTIALITY AGREEMENT

                    [FOR USE WITH NON-COMPETITORS OF CERTEN]

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ("Agreement") is made as of the ______ day of _____________, 200[]

BY AND BETWEEN:

CERTEN INC., a company organized and existing under the laws of Canada, having offices in the city of Montreal, Province of Quebec, Canada (hereinafter referred to as "CERTEN");

AND

_____________________________, a corporation organized and existing under the laws of ___________________, having its principal offices at ______________________ (hereinafter referred to as "RECEIVING PARTY").

WHEREAS CERTEN (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, are referred to in this Agreement as the "CERTEN PROPRIETARY INFORMATION";

For the purposes of this Agreement, CERTEN Proprietary Information shall include, without limitation, (i) any technical, financial or business information, data, idea, concept or know-how that is considered and treated as being confidential by CERTEN; (ii) the fact discussions between the parties hereto have been or are taking place; (iii) the fact that confidential information will be disclosed to the Receiving Party; and (iv) the existence or terms and conditions of this Agreement. CERTEN Proprietary Information disclosed in tangible or electronic form may be marked or otherwise identified by CERTEN or any of its affiliated companies with a legend as being confidential, but in no event shall the absence of such mark or legend relieve the Receiving Party of the obligation to treat as confidential information which would be considered confidential by a person exercising reasonable business judgment; and

WHEREAS CERTEN has been engaged by Bell Canada to provide _______________ [name of applicable BCH COMPANY] (the "BCH COMPANY") information systems and information technology services ("OUTSOURCING SERVICES") in the realm of billing production, payment process and customer care systems (the "CC&B SYSTEMS"); and

WHEREAS Receiving Party has been engaged by the BCH Company to provide the BCH Company with the following services in connection with the Outsourcing Services provided to the BCH Company by CERTEN:

___________________________________ [To Be Added] (hereinafter referred to as the "CONSULTING SERVICES"); and

WHEREAS the BCH Company has asked CERTEN to allow Receiving Party access to the CERTEN Proprietary Information for the purpose of Receiving Party providing the Consulting Services; and

WHEREAS CERTEN agrees to provide Receiving Party with the requested access to the specific CERTEN Proprietary Information required for Receiving Party to perform the Consulting Services, but only subject to Receiving Party first becoming obligated to confidentiality by signing this Agreement; and

WHEREAS CERTEN and Receiving Party wish to evidence by this Agreement the manner in which the CERTEN Proprietary Information will be treated;

NOW, THEREFORE, the parties agree as follows:

1. Receiving Party agrees to hold strictly confidential the CERTEN Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the CERTEN Proprietary Information to anyone other than to its employees or employees of CERTEN who have a need to know such information for purposes of providing the Consulting Services. For avoidance of doubt, such employees shall have access to only the specific CERTEN Proprietary Information required for provision of the Consulting Services. In the event that Receiving Party would like to disclose the CERTEN Proprietary Information to any other party, such other party must first sign a written agreement with CERTEN binding such other party to terms and conditions substantially similar to those of this Agreement.

2.    Furthermore, Receiving Party hereby undertakes:

      (a) not to use the CERTEN Proprietary Information for any purposes other than as may be necessary in order to perform the Consulting Services; furthermore, Receiving Party undertakes not to use outside of the scope of the Consulting Services any knowledge, information or expertise with respect to the CERTEN Proprietary Information gained, learned or obtained as a result of its providing Consulting Services;

      (b) not to make the CERTEN Proprietary Information available to, and not to permit its use by, any third party, directly or indirectly, with the exception of its employees and CERTEN as permitted in accordance with Section 1;

      (c) not to sell, grant or in any other way allow any third party to use the CERTEN Proprietary Information;

      (d) not to use the CERTEN Proprietary Information received by Receiving Party in connection with the Consulting Services:

            (i) in developing products which are competitive with the CC&B Systems being used by CERTEN to provide the Outsourcing Services;

            (ii) in competing with CERTEN in the area of the Outsourcing Services; and/or

            (iii) in providing software development, maintenance or support services with respect to the CC&B Systems being used by CERTEN to provide the Outsourcing Services, other than the Consulting Services.

3. Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of CERTEN, Receiving Party shall:

      (a) return to CERTEN any document or other material in tangible form in its possession being part of the CERTEN Proprietary Information; and/or

      (b) destroy any document or other material in tangible form that contains the CERTEN Proprietary Information together with proprietary information of the BCH Company, and confirm such destruction in writing to CERTEN.

4. Disclosure of the CERTEN Proprietary Information to Receiving Party may be made in writing, in any tangible form, electronically or orally, by CERTEN.

5. Disclosure of the CERTEN Proprietary Information to Receiving Party shall in no way serve to create, on the part of Receiving Party, any proprietary right in, the CERTEN Proprietary Information or in any other proprietary product, trade mark, copyright or other right of CERTEN. Furthermore, disclosure of the CERTEN Proprietary Information to Receiving Party will only entitle Receiving Party to use such information for purposes of providing the Consulting Services.

6. Any use by Receiving Party of the CERTEN Proprietary Information permitted under this Agreement is conditioned upon Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information. Without limiting the generality of the foregoing, Receiving Party shall draw to the attention of its employees, who shall have access to the CERTEN Proprietary Information, all the obligations contained in this Agreement.

7. The confidentiality obligations of Receiving Party regarding the CERTEN Proprietary Information shall not apply to such information which Receiving Party can prove:

      (a)   becomes public domain without fault on the part of Receiving Party;

      (b) is lawfully and on a non-confidential basis obtained by Receiving Party from any source other than CERTEN free of any obligation to keep it confidential;

      (c) by documentary and competent evidence was previously known to Receiving Party without an obligation to keep it confidential;

      (d)   is expressly released in writing from such obligations by CERTEN; or

      (e) is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such request; provided, however, that Receiving Party first notifies CERTEN to enable it to seek relief from such requirement, and renders reasonable assistance requested by CERTEN (at CERTEN's expense) in connection therewith.

8. This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or seven (7) years from the date first stated above, whichever occurs later. However, the provisions of Sections 2 and 5 shall survive the termination or expiration of this Agreement for any reason.

9. In the event that Receiving Party discloses, disseminates, releases or uses any part of CERTEN Proprietary Information, except as provided for in this Agreement, such disclosure, dissemination, release or use, or the threat thereof, shall be deemed to be a material breach of this Agreement. In the event of any material breach of this Agreement by Receiving Party (including but not limited to the foregoing), Receiving Party, upon demand from CERTEN, shall immediately discontinue access to the CERTEN Proprietary Information and immediately return to CERTEN all CERTEN Proprietary Information, including any copies thereof. In the event that a copy of any part of the CERTEN Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing by Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that CERTEN may have.

10. Receiving Party acknowledges that a breach of this Agreement may cause CERTEN extensive and irreparable harm and damage, and agrees that CERTEN shall be entitled to specific performance and injunctive relief or other equitable to prevent use or disclosure of the CERTEN Proprietary Information not authorized by this Agreement, in addition to any other remedy available to CERTEN under applicable law.

11. Furthermore, Receiving Party hereby acknowledges that any breach of this Agreement may result in the termination of its agreement to provide the Consulting Services to the BCH Company as a result of CERTEN's activities to protect its rights under this Agreement, and agrees that it shall have no recourse or cause of action against CERTEN and/or the BCH Company based upon or in connection with such activities.

12. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

13. If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

14. The validity, performance, construction and effect of this Agreement shall be governed by the laws of the Province of Ontario (without regard to its rules on conflicts of laws) and the laws of Canada applicable therein.

15. CERTEN does not make any representation or warranty as to the accuracy or completeness of CERTEN Proprietary Information. Receiving Party agrees that CERTEN will not have any liability to Receiving Party resulting from any use of CERTEN Proprietary Information by Receiving Party.

16. This Agreement may not be assigned by Receiving Party, in whole or in part, without CERTEN's prior written consent. Assignment shall not relieve Receiving Party of its obligations hereunder.

17. A term or condition of this Agreement can be waived or modified only by written consent of both parties. No failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

18. No single or partial exercise of any right or remedy under this Agreement shall preclude any other or further exercise of any other right or remedy in this Agreement or as provided at law or in equity. Rights and remedies provided in this Agreement are cumulative and not exclusive of any right or remedy provided at law or in equity.

19. This Agreement may only be amended by a written agreement duly executed by authorized representatives of the parties.

20. Any notice, demand or other communication which under the terms of this Agreement or under any statute must or may be given or made by any party hereto shall be in writing and shall be given or made, all in readable form to the recipient, by hand delivery, telegram, tested telex, confirmed facsimile, electronic mail or similar communication or by certified or registered mail addressed to the respective Parties as follows:

            If to Certen, to:

                  CERTEN INC.
                  160 Elgin Street, Suite 1770
                  Ottawa, Ontario
                  Attention:  Chief Executive Officer

                  Telephone: (613) 781-2959
                  Fax: (613) 781-8965
                  E-mail: sal.iacono2@certen.ca

      If to Receiving Party, to:

                  [ - ]

      Such notice, demand or communication shall be deemed to have been given or made when delivered in person or when received by confirmed telegram, facsimile, or other similar communication or five (5) Business Days after having been deposited, postage prepaid certified or registered mail in the Canada or US mail, as the case may be. Any notice, demand or communication to a person other than the persons set forth in this Section shall be null and void and shall not be considered sufficient notice to bind the receiving Party. The above addresses may be changed at any time by giving prior written notice as above provided.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

__________________________                   CERTEN INC.

("Receiving Party")                          ("CERTEN")

By    _______________                        By:   _______________

Name: _______________                        Name: _______________

Title:_______________                        Title:_______________

Date: _______________                        Date: _______________

                                                                           FINAL

                                   EXHIBIT P2

                               NON-DISCLOSURE AND
                            CONFIDENTIALITY AGREEMENT

                      [FOR USE WITH COMPETITORS OF CERTEN]

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ("Agreement") is made as of the ______ day of _____________, 200[]

BY AND BETWEEN:

CERTEN INC., a company organized and existing under the laws of Canada, having offices in the city of Montreal, Province of Quebec, Canada (hereinafter referred to as "CERTEN");

AND

_____________________________, a corporation organized and existing under the laws of ___________________, having its principal offices at ______________________ (hereinafter referred to as "RECEIVING PARTY").

WHEREAS CERTEN (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, are referred to in this Agreement as the "CERTEN PROPRIETARY INFORMATION";

For the purposes of this Agreement, CERTEN Proprietary Information shall include, without limitation, (i) any technical, financial or business information, data, idea, concept or know-how that is considered and treated as being confidential by CERTEN; (ii) the fact discussions between the parties hereto have been or are taking place; (iii) the fact that confidential information will be disclosed to the Receiving Party; and (iv) the existence or terms and conditions of this Agreement. CERTEN Proprietary Information disclosed in tangible or electronic form may be marked or otherwise identified by CERTEN or any of its affiliated companies with a legend as being confidential, but in no event shall the absence of such mark or legend relieve the Receiving Party of the obligation to treat as confidential information which would be considered confidential by a person exercising reasonable business judgment; and

WHEREAS CERTEN has been engaged by Bell Canada to provide _______________ [name of applicable BCH COMPANY] (the "BCH COMPANY") information systems and information technology services ("OUTSOURCING SERVICES") in the realm of billing production, payment process and customer care systems (the "CC&B SYSTEMS"); and

WHEREAS Receiving Party has been engaged by the BCH Company to provide the BCH Company with the following services in connection with the Outsourcing Services provided to the BCH Company by CERTEN: ___________________________________ [To
Be Added] (hereinafter referred to as the "CONSULTING SERVICES"); and

WHEREAS the BCH Company has asked CERTEN to allow Receiving Party access to the CERTEN Proprietary Information for the purpose of Receiving Party providing the Consulting Services; and

WHEREAS CERTEN agrees to provide Receiving Party with the requested access to the specific CERTEN Proprietary Information required for Receiving Party to perform the Consulting Services, but only subject to Receiving Party first becoming obligated to confidentiality by signing this Agreement; and

WHEREAS CERTEN and Receiving Party wish to evidence by this Agreement the manner in which the CERTEN Proprietary Information will be treated;

NOW, THEREFORE, the parties agree as follows:

1. Receiving Party agrees to hold strictly confidential the CERTEN Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the CERTEN Proprietary Information to anyone other than to its employees or employees of CERTEN who have a need to know such information for purposes of providing the Consulting Services. For avoidance of doubt, such employees shall have access to only the specific CERTEN Proprietary Information required for provision of the Consulting Services. In the event that Receiving Party would like to disclose the CERTEN Proprietary Information to any other party, such other party must first sign a written agreement with CERTEN binding such other party to terms and conditions substantially similar to those of this Agreement.

2.    Furthermore, Receiving Party hereby undertakes:

      (a) not to use the CERTEN Proprietary Information for any purposes other than as may be necessary in order to perform the Consulting Services; furthermore, Receiving Party undertakes not to use outside of the scope of the Consulting Services any knowledge, information or expertise with respect to the CERTEN Proprietary Information gained, learned or obtained as a result of its providing Consulting Services;

      (b) not to make the CERTEN Proprietary Information available to, and not to permit its use by, any third party, directly or indirectly, with the exception of its employees and CERTEN as permitted in accordance with Section 1;

      (c) not to sell, grant or in any other way allow any third party to use the CERTEN Proprietary Information;

      (d) not to use the CERTEN Proprietary Information received by Receiving Party in connection with the Consulting Services:

            (i) in developing products which are competitive with the CC&B Systems being used by CERTEN to provide the Outsourcing Services;

            (ii) in competing with CERTEN in the area of the Outsourcing Services; and/or

            (iii) in providing software development, maintenance or support services with respect to the CC&B Systems being used by CERTEN to provide the Outsourcing Services, other than the Consulting Services.

3. Any Receiving Party personnel who provide the Consulting Services and who receive, or are otherwise granted access to, the CERTEN Proprietary Information during the course of providing the Consulting Services, shall be listed in an annex to this Agreement, which shall be updated by the parties as required from time to time. Such personnel shall not be assigned by Receiving Party to any projects involving the performance of any software development, maintenance or support services relating to any part of the CC&B Systems being used by CERTEN to provide the Outsourcing Services for any third parties for a period of two (2) years following conclusion of the applicable personnel's involvement in the Consulting Services, or to the selling or licensing of, or provision of software services with respect to, other software systems in competition with the CC&B Systems being used by CERTEN to provide the Outsourcing Services, unless expressly agreed otherwise with CERTEN in writing.

4. Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of CERTEN, Receiving Party shall:

      (a) return to CERTEN any document or other material in tangible form in its possession being part of the CERTEN Proprietary Information; and/or

      (b) destroy any document or other material in tangible form that contains the CERTEN Proprietary Information together with proprietary information of the BCH Company, and confirm such destruction in writing to CERTEN.

5. Disclosure of the CERTEN Proprietary Information to Receiving Party may be made in writing, in any tangible form, electronically or orally, by CERTEN.

6. Disclosure of the CERTEN Proprietary Information to Receiving Party shall in no way serve to create, on the part of Receiving Party, any proprietary right in, the CERTEN Proprietary Information or in any other proprietary product, trade mark, copyright or other right of CERTEN. Furthermore, disclosure of the CERTEN Proprietary Information to Receiving Party will only entitle Receiving Party to use such information for purposes of providing the Consulting Services.

7. Any use by Receiving Party of the CERTEN Proprietary Information permitted under this Agreement is conditioned upon Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information. Without limiting the generality of the foregoing, Receiving Party shall draw to the attention of its employees, who shall have access to the

      CERTEN Proprietary Information, all the obligations contained in this Agreement.

8. The confidentiality obligations of Receiving Party regarding the CERTEN Proprietary Information shall not apply to such information which Receiving Party can prove:

      (a)   becomes public domain without fault on the part of Receiving Party;

      (b) is lawfully and on a non-confidential basis obtained by Receiving Party from any source other than CERTEN free of any obligation to keep it confidential;

      (c) by documentary and competent evidence was previously known to Receiving Party without an obligation to keep it confidential;

      (d)   is expressly released in writing from such obligations by CERTEN; or

      (e) is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such request; provided, however, that Receiving Party first notifies CERTEN to enable it to seek relief from such requirement, and renders reasonable assistance requested by CERTEN (at CERTEN's expense) in connection therewith.

9. This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or seven (7) years from the date first stated above, whichever occurs later. However, the provisions of Sections 2 and shall survive the termination or expiration of this Agreement for any reason.

10. In the event that Receiving Party discloses, disseminates, releases or uses any part of CERTEN Proprietary Information, except as provided for in this Agreement, such disclosure, dissemination, release or use, or the threat thereof, shall be deemed to be a material breach of this Agreement. In the event of any material breach of this Agreement by Receiving Party (including but not limited to the foregoing), Receiving Party, upon demand from CERTEN, shall immediately discontinue access to the CERTEN Proprietary Information and immediately return to CERTEN all CERTEN Proprietary Information, including any copies thereof. In the event that a copy of any part of the CERTEN Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing by Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that CERTEN may have.

11. Receiving Party acknowledges that a breach of this Agreement may cause CERTEN extensive and irreparable harm and damage, and agrees that CERTEN shall be entitled to specific performance and injunctive relief or other equitable to prevent use or disclosure of the CERTEN Proprietary

      Information not authorized by this Agreement, in addition to any other remedy available to CERTEN under applicable law.

12. Furthermore, Receiving Party hereby acknowledges that any breach of this Agreement may result in the termination of its agreement to provide the Consulting Services to the BCH Company as a result of CERTEN's activities to protect its rights under this Agreement, and agrees that it shall have no recourse or cause of action against CERTEN and/or the BCH Company based upon or in connection with such activities.

13. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

14. If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

15. The validity, performance, construction and effect of this Agreement shall be governed by the laws of the Province of Ontario (without regard to its rules on conflicts of laws) and the laws of Canada applicable therein.

16. CERTEN does not make any representation or warranty as to the accuracy or completeness of CERTEN Proprietary Information. Receiving Party agrees that CERTEN will not have any liability to Receiving Party resulting from any use of CERTEN Proprietary Information by Receiving Party.

17. This Agreement may not be assigned by Receiving Party, in whole or in part, without CERTEN's prior written consent. Assignment shall not relieve Receiving Party of its obligations hereunder.

18. A term or condition of this Agreement can be waived or modified only by written consent of both parties. No failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

19. No single or partial exercise of any right or remedy under this Agreement shall preclude any other or further exercise of any other right or remedy in this Agreement or as provided at law or in equity. Rights and remedies provided in this Agreement are cumulative and not exclusive of any right or remedy provided at law or in equity.

20. This Agreement may only be amended by a written agreement duly executed by authorized representatives of the parties.

21. Any notice, demand or other communication which under the terms of this Agreement or under any statute must or may be given or made by any party hereto shall be in writing and shall be given or made, all in readable form to the recipient, by hand delivery, telegram, tested telex, confirmed facsimile, electronic mail or similar communication or by certified or registered mail addressed to the respective parties as follows:

      If to Certen, to:

            CERTEN INC.
            160 Elgin Street, Suite 1770
            Ottawa, Ontario
            Attention:  Chief Executive Officer
            Telephone: (613) 781-2959
            Fax: (613) 781-8965
            E-mail: sal.iacono2@certen.ca

      If to Receiving Party, to:

            [ - ]

      Such notice, demand or communication shall be deemed to have been given or made when delivered in person or when received by confirmed telegram, facsimile, or other similar communication or five (5) Business Days after having been deposited, postage prepaid certified or registered mail in the Canada or US mail, as the case may be. Any notice, demand or communication to a person other than the persons set forth in this Section shall be null and void and shall not be considered sufficient notice to bind the receiving party. The above addresses may be changed at any time by giving prior written notice as above provided.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

__________________________                   CERTEN INC.

("Receiving Party")

By    _______________                        By:   _______________

Name: _______________                        Name: _______________

Title:_______________                        Title:_______________

Date: _______________                        Date: _______________

                                                                           FINAL

                                   EXHIBIT Q1

                               NON-DISCLOSURE AND
                            CONFIDENTIALITY AGREEMENT

                     [FOR USE WITH NON-COMPETITORS OF BELL]

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ("Agreement") is made as of the ______ day of _____________, 200[ ]

BY AND BETWEEN:

CERTEN INC., a company organized and existing under the laws of Canada, having offices in the city of Montreal, Province of Quebec, Canada (hereinafter referred to as "CERTEN");

AND

_____________________________, a corporation organized and existing under the laws of ___________________, having its principal offices at ______________________ (hereinafter referred to as "RECEIVING PARTY").

AND

BELL CANADA, a company organzied and existing under the laws of Canada (hereinafter referred to as "BELL")

WHEREAS BELL has engaged CERTEN to provide to BELL and some of its affiliates (the "BCH COMPANIES") information systems and information technology services in the realm of billing production, payment process and customer care systems ("OUTSOURCING SERVICES"); and

WHEREAS BELL (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, are referred to in this Agreement as the "BELL PROPRIETARY INFORMATION"; and

WHEREAS For the purposes of this Agreement, BELL Proprietary Information shall include, without limitation, (i) any technical, financial or business information, data, idea, concept or know-how that is considered and treated as being confidential by BELL or any or its affiliated companies; (ii) the fact discussions between the parties hereto have been or are taking place; (iii) the fact that confidential information will be disclosed to the

Receiving Party; and (iv) the existence or terms and conditions of this Agreement. BELL Proprietary Information disclosed in tangible or electronic form may be marked or otherwise identified by BELL or any of its affiliated companies with a legend as being confidential, but in no event shall the absence of such mark or legend relieve the Receiving Party of the obligation to treat as confidential, information which would be considered confidential by a person exercising reasonable business judgment; and

WHEREAS Receiving Party has been engaged by CERTEN to provide CERTEN with the following services in connection with the Outsourcing Services provided by CERTEN to BELL: ___________________________________ [To Be Added] (hereinafter referred to as the "CONSULTING SERVICES"); and

WHEREAS CERTEN has asked BELL to allow Receiving Party access to the BELL Proprietary Information for the purpose of Receiving Party providing the Consulting Services; and

WHEREAS BELL recognizes that the Receiving Party will be provided with the requested access to the specific BELL Proprietary Information required for Receiving Party to perform the Consulting Services, but only subject to Receiving Party first becoming obligated to confidentiality by signing this Agreement; and

WHEREAS CERTEN and Receiving Party wish to evidence by this Agreement the manner in which the BELL Proprietary Information will be treated;

NOW, THEREFORE, the parties agree as follows:

1. Receiving Party agrees to hold strictly confidential the BELL Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the BELL Proprietary Information to anyone other than to its employees or employees of CERTEN who have a need to know such information for purposes of providing the Consulting Services. For avoidance of doubt, such employees shall have access to only the specific BELL Proprietary Information required for provision of the Consulting Services. In the event that Receiving Party would like to disclose the BELL Proprietary Information to any other party, such other party must first sign a written agreement with CERTEN AND BELL binding such other party to terms and conditions substantially similar to those of this Agreement.

2.    Furthermore, Receiving Party hereby undertakes:

      (a) not to use the BELL Proprietary Information for any purposes other than as may be necessary in order to perform the Consulting Services; furthermore, Receiving Party undertakes not to use outside of the scope of the Consulting Services any knowledge, information or expertise with respect to the BELL Proprietary Information gained, learned or obtained as a result of its providing Consulting Services;

      (b) not to make the BELL Proprietary Information available to, and not to permit its use by, any third party, directly or indirectly, with the exception of its employees and CERTEN as permitted in accordance with Section 1;

      (c) not to sell, grant or in any other way allow any third party to use the BELL Proprietary Information;

      (d) not to use the BELL Proprietary Information received by Receiving Party in connection with the Consulting Services in any manner whatsoever except as expressly permitted hereunder;

3. Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of BELL, Receiving Party shall:

      (a) return to BELL any document or other material in tangible form in its possession being part of the BELL Proprietary Information; and/or

      (b) destroy any document or other material in tangible form that contains the BELL Proprietary Information together with proprietary information of CERTEN, and confirm such destruction in writing to BELL.

4. Disclosure of the BELL Proprietary Information to Receiving Party may be made in writing, in any tangible form, electronically, or orally by BELL.

5. Disclosure of the BELL Proprietary Information to Receiving Party shall in no way serve to create, on the part of Receiving Party, any proprietary right in, the BELL Proprietary Information or in any other proprietary product, trade mark, copyright or other right of BELL or any affiliated company. Furthermore, disclosure of the BELL Proprietary Information to Receiving Party will only entitle Receiving Party to use such information for purposes of providing the Consulting Services as provided hereunder.

6. Any use by Receiving Party of the BELL Proprietary Information permitted under this Agreement is conditioned upon Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information. Without limiting the generality of the foregoing, Receiving Party shall draw to the attention of its employees, who shall have access to the BELL Proprietary Information, all the obligations contained in this Agreement.

7. The confidentiality obligations of Receiving Party regarding the BELL Proprietary Information shall not apply to such information which Receiving Party can prove:

      (a)   becomes public domain without fault on the part of Receiving Party;

      (b) is lawfully and on a non-confidential basis obtained by Receiving Party from any source other than BELL, a BCH Company and CERTEN free of any obligation to keep it confidential;

      (c) by documentary and competent evidence was previously known to Receiving Party without an obligation to keep it confidential;

      (d)   is expressly released in writing from such obligations by BELL; or

      (e) is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such request; provided, however, that Receiving Party first notifies BELL to enable it to seek relief from such requirement, and renders reasonable assistance requested by BELL in connection therewith.

8. This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or seven (7) years from the date first stated above, whichever occurs later. However, the provisions of Sections 2 and 5 shall survive the termination or expiration of this Agreement for any reason.

9. In the event that Receiving Party discloses, disseminates, releases or uses any part of BELL Proprietary Information, except as provided for in this Agreement, such disclosure, dissemination, release or use, or the threat thereof, shall be deemed to be a material breach of this Agreement. In the event of any material breach of this Agreement by Receiving Party (including but not limited to the foregoing), Receiving Party, upon demand from BELL OR CERTEN, shall immediately discontinue access to the BELL Proprietary Information and immediately return to BELL all BELL Proprietary Information, including any copies thereof. In the event that a copy of any part of the BELL Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing to BELL by Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that BELL may have.

10. (a) Receiving Party acknowledges that a breach of this Agreement may cause BELL and/or CERTEN extensive and irreparable harm and damage, and agrees that BELL and/or CERTEN shall be entitled to specific performance and injunctive relief or other equitable relief to prevent use or disclosure of the BELL Proprietary Information not authorized by this Agreement, in addition to any other remedy available to BELL and/or CERTEN under applicable law.

      (b) Furthermore, Receiving Party hereby acknowledges that any breach of this Agreement may result in the termination of its agreement to provide the Consulting Services to CERTEN as a result of CERTEN's activities to protect its rights under this Agreement, and agrees that it shall have no recourse or claim of action against BELL and/or CERTEN based upon or in connection with such activities.

11. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

12. If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

13. The validity, performance, construction and effect of this Agreement shall be governed by the laws of the Province of Ontario (without regard to its rules on conflicts of laws) and the laws of Canada applicable therein.

14. Neither BELL nor CERTEN makes any representation or warranty as to the accuracy or completeness of BELL Proprietary Information. Receiving Party agrees that neither BELL nor CERTEN will have any liability to Receiving Party resulting from any use of BELL Proprietary Information by Receiving Party.

15. This Agreement may not be assigned by Receiving Party, in whole or in part, without BELL AND CERTEN's prior written consent. Assignment shall not relieve Receiving Party of its obligations hereunder.

16. A term or condition of this Agreement can be waived or modified only by written consent of both parties. No failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

17. No single or partial exercise of any right or remedy under this Agreement shall preclude any other or further exercise of any other right or remedy in this Agreement or as provided at law or in equity. Rights and remedies provided in this Agreement are cumulative and not exclusive of any right or remedy provided at law or in equity.

18. This Agreement may only be amended by a written agreement duly executed by authorized representatives of the parties.

19. Any notice, demand or other communication which under the terms of this Agreement or under any statute must or may be given or made by any of the parties hereto shall be in writing and shall be given or made, all in readable form to the recipient, by hand delivery, telegram, tested telex, confirmed facsimile, electronic mail or similar communication or by certified or registered mail addressed to the respective Parties as follows:

      If to Certen, to:

            CERTEN INC.
            160 Elgin Street, Suite 1770
            Ottawa, Ontario
            Attention:  Chief Executive Officer

            Telephone: (613) 781-2959
            Fax: (613) 781-8965
            E-mail: sal.iacono2@certen.ca

      If to Bell, to:

            BELL CANADA
            483 Bay Street - 6N
            Toronto, Ontario
            M5G 2E1
            Attention:  Eugene Roman, Group President-Systems and Technology
            Telephone:  (416) 581-4744
            Fax:  (416) 979-3128
            E-mail:  eugene.roman@bell.ca

      and to:

            BELL CANADA
            1000 rue de La Gauchetiere ouest
            Suite 4100
            Montreal, Quebec
            H3B 5H8
            Attention:  Martine Turcotte, Chief Legal Officer
            Telephone:  (514) 870-4637
            Fax:  (514) 870-4877
            E-mail: martine.turcotte@bell.ca

      if to Receiving Party, to:

      [ - ]

Such notice, demand or communication shall be deemed to have been given or made when delivered in person or when received by confirmed telegram, facsimile, or other similar communication or five (5) Business Days after having been deposited, postage prepaid certified or registered mail in the Canada or US mail, as the case may be. Any notice, demand or communication to a person other than the persons set forth in this Section shall be null and void and shall not be considered sufficient notice to bind the receiving Party. The above addresses may be changed at any time by giving prior written notice as above provided.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

__________________________                   CERTEN INC.
("Receiving Party")

By    _______________                        By:   _______________

Name: _______________                        Name: _______________

Title:_______________                        Title:_______________

Date: _______________                        Date: _______________

                                             BELL CANADA

                                             By:   _______________

                                             Name: _______________

                                             Title:_______________

                                             Date: _______________

                                                                           FINAL

                                   EXHIBIT Q2

                               NON-DISCLOSURE AND
                            CONFIDENTIALITY AGREEMENT

                       [FOR USE WITH COMPETITORS OF BELL]

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ("Agreement") is made as of the ______ day of _____________, 200[ ]

BY AND BETWEEN:

CERTEN INC., a company organized and existing under the laws of Canada, having offices in the city of Montreal, Province of Quebec, Canada (hereinafter referred to as "CERTEN");

AND

_____________________________, a corporation organized and existing under the laws of ___________________, having its principal offices at ______________________ (hereinafter referred to as "RECEIVING PARTY").

AND

BELL CANADA, a company organized and existing under the laws of Canada (hereinafter referred to as "BELL");

WHEREAS BELL has engaged CERTEN to provide to BELL and some of its affiliates (the "BCH COMPANIES") information systems and information technology services in the realm of billing production, payment process and customer care systems ("OUTSOURCING SERVICES"); and

WHEREAS BELL (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, are referred to in this Agreement as the "BELL PROPRIETARY INFORMATION"; and

WHEREAS For the purposes of this Agreement, BELL Proprietary Information shall include, without limitation, (i) any technical, financial or business information, data, idea, concept or know-how that is considered and treated as being confidential by BELL or any or its affiliated companies; (ii) the fact discussions between the parties hereto have been or are taking place; (iii) the fact that confidential information will be disclosed to the Receiving Party; and
(iv) the existence or terms and conditions of this Agreement.BELL

Proprietary Information disclosed in tangible or electronic form may be marked or otherwise identified by BELL or any of its affiliated companies with a legend as being confidential, but in no event shall the absence of such mark or legend relieve the Receiving Party of the obligation to treat as confidential information which would be considered confidential by a person exercising reasonable business judgment ; and

WHEREAS Receiving Party has been engaged by CERTEN to provide CERTEN with the following services in connection with the Outsourcing Services provided by CERTEN to BELL: ___________________________________ [To Be Added] (hereinafter referred to as the "CONSULTING SERVICES"); and

WHEREAS CERTEN has asked BELL to allow Receiving Party access to the BELL Proprietary Information for the purpose of Receiving Party providing the Consulting Services; and

WHEREAS BELL recognizes that the Receiving Party will be provided with the requested access to the specific BELL Proprietary Information required for Receiving Party to perform the Consulting Services, but only subject to Receiving Party first becoming obligated to confidentiality by signing this Agreement; and

WHEREAS CERTEN and Receiving Party wish to evidence by this Agreement the manner in which the BELL Proprietary Information will be treated;

NOW, THEREFORE, the parties agree as follows:

1. Receiving Party agrees to hold strictly confidential the BELL Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the BELL Proprietary Information to anyone other than to its employees or employees of CERTEN who have a need to know such information for purposes of providing the Consulting Services. For avoidance of doubt, such employees shall have access to only the specific BELL Proprietary Information required for provision of the Consulting Services. In the event that Receiving Party would like to disclose the BELL Proprietary Information to any other party, such other party must first sign a written agreement with CERTEN AND BELL binding such other party to terms and conditions substantially similar to those of this Agreement.

2.    Furthermore, Receiving Party hereby undertakes:

      (a) not to use the BELL Proprietary Information for any purposes other than as may be necessary in order to perform the Consulting Services; furthermore, Receiving Party undertakes not to use outside of the scope of the Consulting Services any knowledge, information or expertise with respect to the BELL Proprietary Information gained, learned or obtained as a result of its providing Consulting Services;

      (b) not to make the BELL Proprietary Information available to, and not to permit its use by, any third party, directly or indirectly, with the exception of its employees and CERTEN as permitted in accordance with Section 1;

      (c) not to sell, grant or in any other way allow any third party to use the BELL Proprietary Information;

      (d) not to use the BELL Proprietary Information received by Receiving Party in connection with the Consulting Services in any manner whatsoever except as expressly permitted hereunder, including in competing with BELL;

3. Any Receiving Party personnel who provide the Consulting Services and who receive, or are otherwise granted access to, the BELL Proprietary Information during the course of providing the Consulting Services, shall be listed in an annex to this Agreement, which shall be updated by the parties as required from time to time.

4. Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of BELL, Receiving Party shall:

      (a) return to BELL any document or other material in tangible form in its possession being part of the BELL Proprietary Information; and/or

      (b) destroy any document or other material in tangible form that contains the BELL Proprietary Information together with proprietary information of CERTEN, and confirm such destruction in writing to BELL.

5. Disclosure of the BELL Proprietary Information to Receiving Party may be made in writing, in any tangible form, electronically or orally, by BELL.

6. Disclosure of the BELL Proprietary Information to Receiving Party shall in no way serve to create, on the part of Receiving Party, any proprietary right in, the BELL Proprietary Information or in any other proprietary product, trade mark, copyright or other right of BELL or any affiliated company. Furthermore, disclosure of the BELL Proprietary Information to Receiving Party will only entitle Receiving Party to use such information for purposes of providing the Consulting Services as provided hereunder.

7. Any use by Receiving Party of the BELL Proprietary Information permitted under this Agreement is conditioned upon Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information. Without limiting the generality of the foregoing, Receiving Party shall draw to the attention of its employees, who shall have access to the BELL Proprietary Information, all the obligations contained in this Agreement.

8. The confidentiality obligations of Receiving Party regarding the BELL Proprietary

      Information shall not apply to such information which Receiving Party can prove:

      (a)   becomes public domain without fault on the part of Receiving Party;

      (b) is lawfully and on a non-confidential basis obtained by Receiving Party from any source other than BELL, a BCH Company and CERTEN, free of any obligation to keep it confidential;

      (c) by documentary and competent evidence was previously known to Receiving Party without an obligation to keep it confidential;

      (d)   is expressly released in writing from such obligations by BELL; or

      (e) is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such request; provided, however, that Receiving Party first notifies BELL to enable it to seek relief from such requirement, and renders reasonable assistance requested by BELL in connection therewith.

9. This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or seven (7) years from the date first stated above, whichever occurs later. However, the provisions of Sections 2 and 6 shall survive the termination or expiration of this Agreement for any reason.

10. In the event that Receiving Party discloses, disseminates, releases or uses any part of BELL Proprietary Information, except as provided for in this Agreement, such disclosure, dissemination, release or use, or the threat thereof, shall be deemed to be a material breach of this Agreement. In the event of any material breach of this Agreement by Receiving Party (including but not limited to the foregoing), Receiving Party, upon demand from BELL OR CERTEN, shall immediately discontinue access to the BELL Proprietary Information and immediately return to BELL all BELL Proprietary Information, including any copies thereof. In the event that a copy of any part of the BELL Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing to BELL by Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that BELL may have.

11. (a) Receiving Party acknowledges that a breach of this Agreement may cause BELL and/or CERTEN extensive and irreparable harm and damage, and agrees that BELL and/or CERTEN shall be entitled to specific performance and injunctive relief or other equitable relief to prevent use or disclosure of the BELL Proprietary Information not authorized by this Agreement, in addition to any other remedy available to BELL and/or CERTEN under applicable law.

      (b) Furthermore, Receiving Party hereby acknowledges that any breach of this Agreement may result in the termination of its agreement to provide the Consulting Services to CERTEN as a result of CERTEN's activities to protect its rights under this Agreement, and agrees that it shall have no recourse or claim of action against BELL and/or CERTEN based upon or in connection with such activities.

12. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

13. If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

14. The validity, performance, construction and effect of this Agreement shall be governed by the laws of the Province of Ontario (without regard to its rules on conflicts of laws) and the laws of Canada applicable therein.

15. Neither BELL nor CERTEN makes any representation or warranty as to the accuracy or completeness of BELL Proprietary Information. Receiving Party agrees that neither BELL nor CERTEN will have any liability to Receiving Party resulting from any use of BELL Proprietary Information by Receiving Party.

16. This Agreement may not be assigned by Receiving Party, in whole or in part, without BELL AND CERTEN prior written consent. Assignment shall not relieve Receiving Party of its obligations hereunder.

17. A term or condition of this Agreement can be waived or modified only by written consent of both parties. No failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

18. No single or partial exercise of any right or remedy under this Agreement shall preclude any other or further exercise of any other right or remedy in this Agreement or as provided at law or in equity. Rights and remedies provided in this Agreement are cumulative and not exclusive of any right or remedy provided at law or in equity.

19. This Agreement may only be amended by a written agreement duly executed by authorized representatives of the parties.

20. Any notice, demand or other communication which under the terms of this Agreement or under any statute must or may be given or made by any of the parties hereto shall be in writing and shall be given or made, all in readable form to the recipient, by hand delivery, telegram, tested telex, confirmed facsimile, electronic mail or similar communication or by certified or registered mail addressed to the respective Parties as follows:

      If to Certen, to:

            CERTEN INC.
            160 Elgin Street, Suite 1770
            Ottawa, Ontario
            Attention:  Chief Executive Officer

            Telephone: (613) 781-2959
            Fax: (613) 781-8965
            E-mail: sal.iacono2@certen.ca

      If to Bell, to:

            BELL CANADA
            483 Bay Street - 6N
            Toronto, Ontario
            M5G 2E1
            Attention:  Eugene Roman, Group President-Systems and Technology
            Telephone:  (416) 581-4744
            Fax:  (416) 979-3128
            E-mail:  eugene.roman@bell.ca

      and to:

            BELL CANADA
            1000 rue de La Gauchetiere ouest
            Suite 4100
            Montreal, Quebec
            H3B 5H8
            Attention:  Martine Turcotte, Chief Legal Officer
            Telephone:  (514) 870-4637
            Fax:  (514) 870-4877
            E-mail: martine.turcotte@bell.ca

      if to Receiving Party, to:

            [ - ]

Such notice, demand or communication shall be deemed to have been given or made when delivered in person or when received by confirmed telegram, facsimile, or other similar communication or five (5) Business Days after having been deposited, postage prepaid certified or registered mail in the Canada or US mail, as the case may be. Any notice, demand or communication to a person other than the persons set forth in this Section shall be null and void and shall not be considered sufficient notice to bind the receiving Party. The above addresses may be changed at any time by giving prior written notice as above provided.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

__________________________                   CERTEN INC.
("Receiving Party")

By    _______________                        By:   _______________

Name: _______________                        Name: _______________

Title:_______________                        Title:_______________

Date: _______________                        Date: _______________

                                             BELL CANADA

                                             By:   _______________

                                             Name: _______________

                                             Title:_______________

                                             Date: _______________

                                                                           FINAL

                                    EXHIBIT R

                                REQUIRED CONSENTS

PARTIES               AGREEMENT          CONSENT / NOTICE REQUIRED
-------               ---------          -------------------------
[**]                    [**]                        [**]

[**]                    [**]                        [**]

[**]                    [**]                        [**]

[**]                    [**]                        [**]

[**]                    [**]                        [**]

[**]                    [**]                        [**]

[**]                    [**]                        [**]

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

[**]

                                                                       Exhibit V


                              TRANSITION AGREEMENT

THIS AGREEMENT made as of the 28th day of May, 2003.

BETWEEN:

                             BELL CANADA, a corporation incorporated pursuant to the laws of Canada ("BELL")

                             - and -

                             CERTEN INC., a corporation incorporated pursuant to the laws of Canada ("CERTEN")

RECITALS:

1. WHEREAS Certen and Bell entered into a Master Outsourcing Services Agreement dated as of January 26, 2001 whereby Certen agreed to provide to Bell and certain other companies related to Bell certain services pertaining to their billing, payment process and customer care functions, as amended and restated by the Amended and Restated Master Outsourcing Agreement made between Bell and Certen as of April 26, 2001;

2. AND WHEREAS it is a condition of the Share Purchase Closing (as defined hereinafter) that Certen and Bell will have entered into the Further Amended and Restated MOSA (as de fined hereinafter), pursuant to which, inter alia, Bell will agree to perform the Oversight Functions in connection with Certen's provision to Bell of the Services (as such terms are defined in the Further Amended and Restated MOSA);

3. AND WHEREAS in connection with the performance by Bell of the Oversight Functions, Bell has agreed to make offers of employment to the Affected Employees (as de fined hereinafter) and to assume responsibility for the Contractors (as defined hereinafter) and Certen has agreed to transfer to Bell the Independent Contractors Agreements and certain assets used by the Affected Employees and the Contractors in the performance of their functions and responsibilities, all in accordance with the terms and conditions set out herein;

      NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the parties hereby agree as follows:

                                    ARTICLE 1

1.    INTERPRETATION.

      1.1.  DEFINITIONS.


            In this Agreement, the following terms shall have the meanings set out below unless; the context requires otherwise:

            (a)   "[**]" has the meaning set forth in Section 4.5(j).

            (b)   "AFFECTED EMPLOYEES" means the employees of Certen listed in
                  Schedule 4.5(o) hereto .


            (c) "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person or one or more of the other Affiliates of that Person (or a combination thereof). For purposes of this definition, a Person shall control another Person if the first Person (i) owns, beneficially or of record, more the fifty percent (50%) of the voting securities of the other Person, (ii) has the ability to elect a majority of the directors of the other Person. For purposes of this definition, "Person" does not include an individual, Bell's Affiliates shall be deemed to include all BCE Inc. Affiliates and Certen's Affiliates shall be deemed to include all Affiliates of Amdocs Limited;


            (d) "AGREEMENT" means this Agreement, including the Schedules to this Agreement, as it or they may be amended or supplemented from time to time, and the expressions "HEREOF", "HEREIN", "HERETO", "HEREUNDER", "HEREBY" and similar expressions refer to this Agreement and not to any particular Section or other portion of this Agreement.

            (e)   "AMDOCS" means Amdocs Holdings ULC.

            (f) "APPLICABLE LAW" means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any interpretation of the Law (or any part) by any Person having jurisdiction over it, or charged with its administration or interpretation

            (g) "ASSET TRANSFER RATIO" means the ratio of the [**] held by Certen's Pension Plan plus any cash balances and accrued or receivable [**] to the sum of the amount determined under
                  Section 4.5(e) and the higher of the [**] or the [**] of the pension, deferred pensions, ancillary benefits or pension benefits for which Certen has retained responsibility.

            (h) "ASSUMED CONTRACTUAL LIABILITIES" means the obligations accruing from and after the date hereof under the Contracts.

            (i)   "BELL BENEFIT PLANS" has the meaning set forth in Section 4.5.

            (j)   "BELL PENSION PLAN" has the meaning set forth in Section 4.5.

            (k) "BUSINESS DAY" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the cities of Montreal or Toronto.

            (l)   "CANADIAN DOLLARS" means the lawful currency of Canada.

            (m)   "CERTEN BENEFIT PLANS" has the meaning set forth in Section
                  4.5.

            (n)   "CERTEN PENSION PLAN" has the meaning set forth in Section
                  4.5.

            (o)   "CONTRACTORS" means those independent contractors listed in
                  Schedule 4.6(o).

            (p) "CONTRACTS" means the contacts, leases and agreements to be listed in a Schedule to be prepared by Bell and Certen, acting reasonably, and approved by Amdocs, acting reasonably, prior to the Time of Transfer pursuant to Section 2.1(a) and which shall be attached hereto as Schedule 2.1(a).

            (q) "FURTHER AMENDED AND RESTATED MOSA" means the Further Amended and Restated Master Outsourcing Services Agreement to be entered Into between Bell and Certen.

            (r) "GOING CONCERN PENSION LIABILITIES" means the going concern liabilities of the Certen Pension Plan in respect of the Transferred Employees determined as of the Time of Transfer in accordance with Section 4.5.

            (s) "INCLUDING" means "including without limitation", and "includes" means "includes without limitation".

            (t) "INDEPENDENT CONTRACTOR AGREEMENTS" means the contacts between Certen and the Contractors.

            (u) "LAW" means any law, rule, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law.

            (v) "LIEN" means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

            (w) "PARTY" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; and "Parties", means every Party.

            (x)   "[**]"' has the meaning set forth in Section 4.5.

            (y) "PERSON" is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity.

            (z)   "PURCHASE PRICE" has the meaning given in Section 2.2.

            (aa)  "[**]" has the meaning set forth in Section 4.5.

            (bb) "SHARE PURCHASE AGREEMENT" means the share purchase agreement dated as of May 28, 2003 between Amdocs Holdings ULC and Bell.

            (cc) "SHARE PURCHASE CLOSING" means the closing of the purchase and sale of the shares of Certen pursuant to the Share Purchase Agreement.

            (dd) "SOLVENCY PENSION LIABILITIES" means the solvency liabilities of the Certen Pension Plan in respect of the Transferred Employees determined as of the Time of Transfer in accordance with Section 4.5.

            (ee)  "TIME OF TRANSFER" has the meaning set forth in Section
                  2.1(a).

            (ff) "TRANSFER TAXES" means all federal or provincial taxes, imposts, levies, charges. fees and similar charges, including, without limitation, goods and services. harmonized sales, Quebec sales, retail sales, social services, education and health, and any other sales, use, value added, business transfer, land transfer and simile. taxes, imposts, levies and charges, and excise tax, customs and excise duties and similar imposts, levies, fees and charges. For greater certainty, Transfer Taxes does not include any federal, provincial, municipal or local income, capital or withholding taxes.

            (gg)  "TRANSFERRED ASSETS" means:


                  (i) the furniture, telephones and office equipment of Certen which are used by the Transferred Persons in their workstations in connection with the performance by the Transferred Persons of the Oversight Functions (as such term is defined in the Further Amended and Restated
                        MOSA) or such other functions as such Transferred Persons may have performed as employees of Certen immediately prior to the Time of Transfer, Including the assets listed in a Schedule to be prepared by Bell and Certen, acting reasonably, and approved by Amdocs, acting reasonably, prior to the Time of Transfer and which shall be attached hereto as Schedule 2.1(a);


                  (ii)  the Contracts; and


                  (iii) the right to use and exploit as required for the
                        Oversight Functions: (i) data files or other information stored in the Transferred Assets, and (ii) any information concerning processes, know how or other matters in the knowledge of the Affected Employees and/or Contractors; all only to the extent previously used by the Transferred Persons in the performance of the Oversight Functions and required for the performance of the Oversight Functions following the Time of Transfer and subject to Section 16 of the Further Amended and Restated MOSA regarding confidentiality;

                        (It is acknowledged that the Independent Contractor Agreements will also, not as part of the Transferred Assets, be transferred by Certen to Bell in accordance with the provisions of Article 4); and

            (hh) "TRANSFERRED EMPLOYEES" means the Affected Employees who are actually employed by Bell pursuant to Section 4.1.

            (ii) "TRANSFERRED PERSONS" means the Transferred Employees and the Contractors whose contracts are actually assumed by Bell pursuant to Section 4.1, collectively.

            (jj)  "TRANSITIONAL PERIOD" has the meaning set forth in Section
                  4.5.

      1.2.  HEADINGS AND TABLE OF CONTENTS.


            The division of this Agreement into Articles and Sections, the insertion of headings, and the provision of any table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

      1.3.  NUMBER AND -GENDER.

            Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

      1.4.  BUSINESS DAYS.

            If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

      1.5.  CURRENCY AND PAYMENT OBLIGATIONS.

            Except as otherwise expressly provided in this Agreement:

            (a) all dollar amounts referred to in this Agreement are stated in Canadian Dollars;

            (b) any payment contemplated by this Agreement shall be made by cash, certified cheque or any other method that provides immediately available funds; and

            (c) except in the case of any payment due on the date hereof any payment due on a particular day must be received end available not later than 2:00 p.m. (Toronto time) on the due date and any payment made after that time shall be deemed to have been made and received on the next Business Day.

      1.6.  CALCULATION OF INTEREST.

             In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

      1.7.  STATUTE REFERENCES.

            Any reference in this Agreement to any statute or any section thereof shall, Guess otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time.

      1.8.  SECTION AND SCHEDULE REFERENCES.

            Unless the context requires otherwise, references in this Agreement to Sections or Schedules are to Sections or Schedules of this Agreement. The Schedules to this Agreement are as follows:

SCHEDULES

            2.1(a)      List of Transferred Assets (including Contracts)
            2.1(b)      List of Shared Assets
            2.6         List of Subleases
            4.5(e)      Actuarial Assumptions and Processes
            4.5(o)      List of Affected Employees and Independent Contractors

                                    ARTICLE 2

2.    TRANSFER OF ASSETS

      2.1.  TRANSFER OF TRANSFERRED ASSETS.

            Subject to the provisions of this Agreement:

            (a) Certen agrees to convey, transfer and assign to Bell and Bell agrees to acquire from Certen, immediately prior to the Share Purchase Closing (the "TIME OF TRANSFER") all of the right, title and interest of Certen in, to and under the: Transferred Assets on an "as is" basis; and

            (b) At the Time of Transfer, Certen agrees to grant Bell the right to use the office: equipment and furniture (including photocopiers, scanners and printers) of Certen which are, at the Time of Transfer, used by the Transferred Employees and the: Contractors in common with other employees of Certen (the "SHARED ASSETS"). Bell and Certen agree to prepare a list of the Shared Assets which will be approved by Amdocs between the date hereof and the Closing to be attached to this Agreement as Schedule 2.1(b).


            (c) At the Time of Transfer, with respect to any third party software licenses which are installed on the Transferred Assets and which are off-the-shelf third party software licenses or which may be used by the Transferred Persons in their performance of the Oversight Functions and that are held solely by Certen and not by Bell, Certen shall grant Bell, to the extent possible under such tilted party licenses, a right to use such third party licenses; provided that Certen shall not have to bear any additional cost due to the grant to Bell of such right to use.


            If the Share Purchase Closing does not occur by October 1, 2003, then this Agreement shall automatically terminate with no liability on the part of either Party and Bell shall not hire any of the Affected Employees or Contractors and the transfer of the Transferred Assets, Affected Employees and Contractors will not occur.

      2.2.  PURCHASE PRICE.

            The purchase price payable to Certen at the Time of Transfer for the Transferred Assets (the "PURCHASE PRICE") shall be equal to the fair market value thereof which the Parties agree is an amount equal to the sum of $[**].

      2.3.  PAYMENT OF PURCHASE PRICE.

            At the Time of Transfer, Bell shall pay the Purchase Price to Certen.

      2.4.  ALLOCATION OF PURCHASE PRICE.

            The Purchase Price shall be allocated among the Transferred Assets by province: in such manner as Certen and Bell shall determine, acting reasonably.

      2.5.  PAYMENT OF TAXES.

            Bell shall be responsible for and pay all applicable Transfer Taxes including any filing or recording fees payable in connection with the transfers to Bell contemplated pursuant to this Agreement, including the transfers of the Transferred Assets and the instruments of transfer provided for in this Agreement. Certen will invoice Bell separately in respect of any Transfer. Taxes collectible by Certen pursuant to Applicable Law. Bell agrees to pay all such applicable Transfer Taxes to Certen or to the relevant governmental authority in accordance with Applicable Law upon receipt of the appropriate documentation from Certen.

      2.6.  DELIVERY OF TRANSFERRED ASSETS.

            At the Time of Transfer, Certen shall (i) execute and deliver to Bell all such assignments, transfers, instruments, deeds, consents and other documents as shall be necessary to effectively transfer to Bell all of Certen's right, title and interest in, to and under, or in respect of. the Transferred Assets in a form which is acceptable to the Parties, acting reasonably; and (ii) deliver to Bell possession of, and title to, the Transferred Assets.

      2.7.  SUBLEASED SPACE.

             Certen and Bell acknowledge and agree that the Affected Employees and the Contractors occupy premises which are subleased by Bell to Certen pursuant to the subleases between Bell and Certen (the "SUBLEASES"). As soon as practicable following the Time of Transfer, the Parties agree to make such amendments, effective as of the Time of Transfer, to the Subleases and to obtain all required consents thereto so as to remove therefrom the space occupied by the Transferred Persons and to reduce rental payments under the Sublease accordingly.

      2.8.  NON-TRANSFERABLE AND NON-ASSIGNABLE TRANSFERRED ASSETS.

            To the extent that any of the Transferred Assets transferred to Bell pursuant to the terms hereof or any claim, right or benefit arising under or resulting from such Transferred Asserts (collectively, the "RIGHTS") is not capable of being transferred without the approval, consent or waiver of any third Person, or if the transfer of a Right would constitute a breach of any obligation under, or a violation of, any Applicable Law unless the approval, consent or waiver of such third Person is obtained, then this Agreement shall not constitute an agreement to transfer such Rights unless and until such approval, consent or waiver has been obtained. After the execution and delivery of this Agreement and until all such Rights are transferred to Bell, Certen shall:

            (a)   maintain its existence and hold the Rights in trust for Bell;

            (b) comply with the terms and provisions of the Rights as agent for the Bell at Bell's cost and for the Bell's benefit;

            (c) cooperate with Bell in any reasonable and lawful arrangements designed to provide the benefits of such Rights to Bell; and

            (d) enforce, at the request of Bell and at the expense and for the account of Bell, any rights of Certen arising from such Rights against any third Person, including the right to elect to terminate any such rights in accordance with the terms of such rights upon the written direction of Bell.

            In order that the fall value of the Rights may be realized for the benefit of Bell, Certen shall, at the :request and expense and under the direction of Bell, in the name of Certen or otherwise as Bell may specify, take all such action and do or cause to be done all such things as are, in the opinion of Bell, necessary or proper in order that the obligations of Certen under such Rights may be performed in such manner that the value of such Rights is preserved and enures to the benefit of Cell, and that any moneys due and payable and to become due and payable to Bell in and under the Rights are received by Bell. Certen shall promptly pay to Bell all moneys collected by or paid to Certen in respect of every such Right. Bell shall indemnify and hold Certen harmless from and against any claim or liability under or in respect of such Rights arising because of any action of Certen taken pursuant to this Section.

      2.9.  ASSUMED CONTRACTUAL LIABILITIES.

            Subject to the other provisions of this Agreement, Bell shall, as of the Time of Transfer, assume and agree to fulfill and perform, and shall indemnify and save harmless Certen in respect of, the Assumed Contractual Liabilities and agrees that the Transferred Assets are Bell's responsibility commencing at the Time of Transfer. Subject to the foregoing and except as otherwise provided in this Agreement, Bell does not assume and shall not be responsible for any liabilities, debts and obligations of Certen other than the Assumed Contractual Liabilities. For greater certainty, Certen shall fulfill and perform and indemnify and save harmless Bell in respect of the obligations accruing prior to the date hereof under the Contracts and Bell shall fulfill and perform and indemnify and save harmless Certen in respect of the Assumed Contractual Liabilities.

      2.10. WAIVER OF BULK SALES LEGISLATION.

            Bell hereby waives compliance by Certen with respect to the bulk sales legislation in jurisdictions where such provisions are applicable to the transactions contemplated in this Agreement.

                                    ARTICLE 3

3.    REPRESENTATIONS, AND WARRANTIES

      3.1.  REPRESENTATIONS AND WARRANTIES OF CERTEN.

            Certen covenants, represents and warrants to Bell as follows:

            (a) Incorporation and Power. Certen is a corporation duly incorporated and validly subsisting and in good standing under the laws of Canada. Certen has the corporate power and authority and is qualified to own and dispose of the Transferred Assets.

            (b) Due Authorization. Certen has the corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments. The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of Certen.

            (c) Enforceability of Obligations. This Agreement constitutes a valid and binding obligation of Certen enforceable against Certen in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the Rights of creditors or others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from winch they are sought. Certen is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada), and will not become an insolvent person as a result of the execution and delivery of this Agreement.

      3.2.  REPRESENTATIONS AND WARRANTIES OF BELL.

            Bell represents and warrants to Certen as follows:

            (a) Incorporation and Power. Bell is a corporation duly Incorporated under the laws of Canada and is duly organized, validly subsisting and in good standing under such laws.

            (b) Due Authorization. Bell has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments. The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of Bell.

                  (c) Enforceability of Obligations. This Agreement constitutes a valid and binding obligation of Bell enforceable against Bell in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors or others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.


      3.3.  SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

            (a)   The representations and warranties of Certen contained in
                  Section 3.1 shall survive the execution and delivery of this Agreement for a period of [**] from the Time of Transfer and, notwithstanding the execution and delivery of this Agreement and any inspection or inquiries made by or on behalf of Certen, shall continue in full force and effect for the benefit of Bell, after which time Certen shall be released from all obligations in respect of such representations and warranties except with respect to any Claims asserted by Bell in writing (setting out in reasonable detail the nature of the Claim and the appropriate amount thereof before the expiration of such period.

            (b)   The representations and warranties of Bell contained in
                  Section 3.2 shall survive the execution and delivery of this Agreement for a period of [**] from the Time of Transfer and, notwithstanding the execution and delivery of tins Agreement and any inspection or inquiries made by or on behalf of Bell, shall continue in full force and effect for the benefit of Certen, after which time Bell shall be released from all obligations in respect of such representations and warranties except with respect to any Claims asserted by Certen in writing (setting out in reasonable detail the nature of the Claim and the appropriate amount thereof before the expiration of such period.

                                    ARTICLE 4

4.    AFFECTED EMPLOYEES AND BENEFIT PLANS

      4.1.  EFFECTED EMPLOYEES AND CONTRACTORS.

            Bell shall make a written offer of employment with Bell to each of the Affected Employees employed by Certen with effect as of the Time of Transfer. Such offers shall be on terms [**] with respect to wages and salaries, and [**] as to benefits, [**] the offer is made. The offers of employment made by Bell to the Affected Employees whose terms and conditions of employment are governed by a collective agreement will comply with the collective agreement in question. Subject to such offer being made by Bell in accordance with the terms set forth above, Bell shall [**]. Certen shall render [**] each Affected Employee to accept Bell's offer of employment. In addition, at the Time of Transfer, Certen will (i) to the extent permitted by the terms thereof assign to Bell all of its rights, and Bell will assume Certen's obligations, under the Independent Contractor Agreements and [**] shall concurrently send a letter to each Contractor and to Certen confirming the assignment to Bell by Certen of the applicable Independent Contractor Agreement, and (ii) in all other cases, cause the Contractors, to the extent permitted by the terms of the Independent Contractor Agreements, to provide their services to Bell [**] as such services were provided to Certen immediately before the Time of Transfer. Subject to Section 4.5, Bell agrees to [**] Bell [**] Bell [**] Certen and including [**] Certen [**].

      4.2.  COOPERATION.

            (a) Certen and Bell shall cooperate with each other in order to ensure the orderly transition of the Affected Employees and the Contractors,[**], as applicable.

            (b) Certen and Bell agree that Bell shall have the right, within a [**], to negotiate with Certen the Transfer from Certen to Bell of additional employees where such employees have the skill set required for Bell to perform the [**] (as such term is defined in the Further Amended and Restated MOSA), on such terms as the Parties may agree and Certen and Bell agree to act reasonably in such negotiations; provided that if any such employee is unwilling to transfer employment neither Party shall be obligated hereunder nor shall either Party attempt to influence such employee to accept such a Transfer.

            (c) Certen and Bell agree that Certen shall have the right, within a [**], to negotiate with Bell the transfer from Bell to Certen of employees where such employees have the skill set required for Certen to perform the [**] as defined in the Further Amended and Restated MOSA, on such terms as the Parties may agree and Certen and Bell agree to act reasonably in such negotiations; provided that if any such employee is unwilling to transfer employment neither Party shall be obligated hereunder nor shall such Party attempt to influence such employee to accept such a transfer.

      4.3.  PERSONNEL RECORDS.

            Subject to Applicable Law, Certen agrees to transfer to Bell all personnel records of the Transferred Employees on the Time of Transfer. Certen shall be entitled to have access to those personnel records after the Time of Transfer if and when required for all matters related to prior employment with Certen, the whole subject to the Applicable Law regulating such access. Subject to Applicable Law, Bell shall be entitled to have access to necessary personnel records from and after the date of this Agreement. Subject to Applicable Law and to the Independent Contractor Agreements, Certen shall provide Bell with all records of the Contractors, including copies of all Independent Contractor Agreements.

      4.4.  EMPLOYEE LIABILITIES.

            (1) Bell covenants and agrees to assume as of the Time of Transfer, and thereafter to pay, perform, discharge and fully satisfy, the following employee liabilities, except as may be otherwise provided in Section 4.5:

                  (a) all liabilities regarding employee expenses, salaries, wages, commissions, vacation and holiday pay, bonuses, workers' compensation levies, withholding deductions for federal and provincial income taxes and other payroll deductions including Canada Pension Plan and Employment Insurance for the Transferred Employees incurred after the Time of Transfer;

                  (b) all liabilities which become due and payable to Transferred Employees after the Time of Transfer for injury, disability, death or workers' compensation relating to any Transferred Employee arising from or related to employment by Bell after the Time of Transfer; and

                  (c) all liabilities for severance pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful or unjust dismissal and any obligations in connection therewith (statutory, contractual or at common law) or other employee benefits or claims relating to any Transferred Employee relating to any termination of any Transferred Employees that occurs after the Time of Transfer.

For farther clarity, Bell agrees that it will bear the cost of any and all [**] of any Transferred Employee that is terminated by Bell following the Transfer of such Transferred Employee to employment with Bell [**].

            (2) Certen covenants and agrees that it will be entirely responsible for and pay, perform, discharge and fully satisfy the following employee liabilities:

                  (a) all liabilities regarding employee expenses, salaries, wages, commissions, holiday pay, bonuses, workers' compensation levies, withholding deductions for federal and provincial income taxes and other payroll deductions including Canada Pension Plan and Employment Insurance for the Transferred Employees payable prior to the Time of Transfer;

                  (b) all liabilities which become due and payable to Transferred Employees prior to the Time of Transfer for injury, disability, death or workers' compensation relating to any Transferred Employee arising from or related to employment by Certen prior to the Time of Transfer; and

                  (c) all liabilities for severance pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful or unjust dismissal and any obligations in connection therewith (statutory, contractual or at common law) or other employee benefits or claims relating to any Transferred Employee relating to any termination of any Transferred Employees that occurred prior to the Time of Transfer.


            With respect to the payment of vacation pay, Certen covenants and agrees that it will [**] Transferred Employees up to the Time of Transfer, with the exception of vacation pay that has been banked by Transferred Employees for the purposes of retirement.

      4.5.  PENSION AND OTHER BENEFIT PLANS.

            The Parties covenant and agree as follows:

            (a) Effective as of the Time of Transfer, the Transferred Employees shall cease to participate in and accrue benefits under the Certen Inc. Pension Plan (the "CERTEN PENSION PLAN").

            (b) Effective as and from the Time of Transfer, the Transferred Employees shall participate in and accrue benefits under the Bell Canada Pension Plan (the "BELL PENSION PLAN") in accordance with and subject to the terms of the Bell Pension Plan.

            (c) Bell shall cause the Bell Pension Plan to recognize, effective as and from the Time of Transfer, years of employment of the Transferred Employees with Certen or years of service credited to the Transferred Employees under the Certen Pension Plan for eligibility, vesting and locking-in purposes under the Bell Pension Plan to the extent such service was recognized for such purposes under the Certen Pension Plan.

            (d) Subject to the completion of the pension asset Transfer contemplated in this Section 4.5, Bell shall cause the Bell Pension Plan to provide defined benefit pension benefits to the Transferred Employees with respect to their credited service under the Certen Pension Plan up to the Time of Transfer in accordance with [**] and for their period of employment with Bell following the Time of Transfer.

            (e) Subject to Applicable Law, regulatory requirements and necessary approvals, Certen shall take all such actions as may be necessary (including making additional contributions to the Certen Pension Plan) so as to transfer or cause to be transferred from the pension fund of the Certen Pension Plan to the pension fund of the Bell Pension Plan an amount equal to [**].

                  Such amount is referred to herein as the "[**]".

            For the purposes of the above calculations, the Going Concern Pension Liabilities and the Solvency Pension Liabilities shall be determined using the actuarial methods, actuarial assumptions and processes for selecting assumptions set out in Schedule 4.5(e).

            All the calculations shall be performed by [**] and shall be subject to review and shall be subject to review and agreement of [**]. If [**] does not approve [**] calculations of either or both of the Going Concern Pension Liabilities or the Solvency Pension Liabilities, the final and binding determination shall he made by an independent third party actuary acceptable to both Certen and Bell based on the actuarial methods, assumptions and processes for selecting assumptions contemplated above in this Section 4.5(e). The cost of such fecal determination(s) shall be borne equally by Certen and Bell.

            The [**] shall be [**] (the "[**]").

            (f) Notwithstanding the resolution of any judicial, arbitral or other legal proceeding relating to Bell or Certen, the Parties agree and acknowledge that Certen has and shall continue to have sole and exclusive responsibility for ensuring that the Certen Pension Plan is funded in accordance with Applicable Law, the terms of the Certen Pension Plan and any applicable collective bargaining or other union agreement.

            (g) As soon as practicable after the Time of Transfer, but in any event [**] after the Time of Transfer, Certen shall initiate the procedure for effecting the Transfer of the [**] to the Bell Pension Plan. Following notification by Certen to Bell of the [**], Bell will have [**] to review the determination and notify Certen of any dispute in the determination of the [**].

            (h) Certen shall be responsible for the preparation of such notices and other regulatory filings as may be required in accordance with Applicable Law, including the preparation of the relevant actuarial reports in order to effect the transfer of the [**]. These reports shall be completed as soon as practicable following the Time of Transfer and a copy of these reports, together with all relevant data and other information as Bell may reasonably request to review the determination of the Going Concern Pension Liabilities and the Solvency Pension Liabilities, shall be delivered to Bell for its review and approval pursuant to Section 4.5(e) and in any event prior to their filing with the relevant regulatory authorities.

            (i) Except as otherwise required by Applicable Law, Certen shall not make, or promise to make, without the prior consent of Bell, any modification to the Certen Pension Plan between the date hereof and the date of the actual transfer of the [**] if such modifications would affect the Going Concern Pension Liabilities or the Solvency Pension Liabilities, the benefits of the Transferred Employees or the contributions with respect to such benefits.

            (j) Certen shall continue to administer the benefits of the Transferred Employees under the Certen Pension Plan between the Time of Transfer and the actual transfer of the [**] (the ("TRANSITIONAL PERIOD"). The [**] or the [**], as the case may be shall be adjusted for benefits payments and other disbursements during the Transitional Period, [**] and, except as otherwise required by the relevant regulatory authority, during the Transitional Period, [**], as the case may be, [**] (the "[**]").

                  As soon as practicable following the date on which the applicable regulatory authority approves the transfer provided under Section 4.5(e), Certen shall cause the funding agent of the Certen Pension Plan to transfer to the pension fund of the Bell Pension Plan [**].

            (k) Upon the completion of the Transfer contemplated above, the Certen Pension Plan shall be completely discharged of all of its obligations with respect to the defined benefit pension benefits accrued by the Transferred Employees under the said plan up to the Time of Transfer.

            (l) Effective as of the Time of Transfer, the Transferred Employees will cease to participate in and receive benefits from Certen's [**] (the "CERTEN BENEFIT PLANS") and, without derogating from Section 4.1, Bell will, subject to Section 4.5(m), enroll, and provide benefit coverage to, the Transferred Employees in its [**] (the "BELL BENEFIT PLANS") in accordance with and subject to the terms thereof.

            (m) Bell [**] Bell Benefit Plans [**] Transferred Employees [**] Certen Benefit Plans. Bell [**] by the Transferred Employees, [**], under the Certen Benefit Plans [**] with the Bell Benefit Plans. Bell [**] Transferred Employees [**] in accordance with the terms of the Bell Benefit Plans and Applicable Law.[**]Certen will [**] in accordance with the terms of the Certen Benefit Plans and with Applicable Law.

                  For greater certainty, the date on which a benefit claim is incurred or arises will be: (i) in the case of a death claim, the date of death; (ii) in the case of a disability claim, the date on which the event causing the disability occurred; (iii) in the case of a claim for extended health care benefits, including, without limitation, dental and medical treatments, the date of treatment; and (iv) in the case of a claim for drug or vision care benefits, the date the prescription is filled.

            (n) Bell will [**] from Bell [**] in accordance with the terms thereof.

            (o) Schedule 4.5(o) to this Agreement is a list of the Affected Employees and a list of the Contractors setting forth their names, addresses and compensation. It is acknowledged that
                  Schedule 4.5(o) is not attached hereto and a copy thereof has been delivered to each of Bell and Certen.

                                    ARTICLE 5

5.    INDEMNIFICATION

      5.1.  INDEMNITY BY BELL.

            Subject to Section 5.4, Bell shall indemnify and hold Certen, its directors, officers, employees, agents, representatives and Certen's Affiliates and their respective directors, officers, employees, agents, representatives harmless in respect of any claim, demand, action, cause of action, damage, loss, cost, liability or expense (hereinafter referred to as a "CLAIM") which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of in respect of or arising out of:

            (1) any incorrectness in or breach of any representation or warranty of Bell contained in this agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

            (2) any breach of or any non-fulfillment of any covenant or agreement on the part of Bell under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

      5.2.  INDEMNITY BY CERTEN.

            Certen shall indemnify and hold Bell, its directors, officers, employees, agents, representatives and Bell's Affiliates and their respective directors, officers and employees harmless in respect of any Claire which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

            (1) any breach or non-fulfillment of any covenant or agreement on the part of Certen under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

            (2) [**] percent ([**]%) of the amount of any Claim which Bell may suffer or incur as a result of non-compliance by Certen with such bulk sales legislation as may be applicable to the transactions contemplated by this Agreement; and

            (3) any non-compliance by Certen with Section 6 of the Retail Sales Tax Act (Ontario) as may be applicable to the transactions contemplated by this Agreement. Notwithstanding the foregoing, Certen's liability with respect to any Claim arising hereunder shall not exceed the amount obtained by multiplying the Purchase Price by [**]%.

      5.3.  LIMITATIONS.

            Certen shall not shall indemnify and hold Bell, its directors, officers, employees, agents, representatives and Bell's Affiliates and their respective directors, officers and employees harmless in respect of any Claim which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

            (1) any incorrectness in or breach of any representation or warranty of Certen contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

            (2) any incorrectness in the list of Affected Employees and Independent Contractors attached hereto as Schedule 4.1(o).

      5.4.  NOTICE OF CLAIM.

            If an Indemnified Party becomes aware of a Claim in respect of which indemnification is provided for pursuant to either of Section 5.1 or 5.2, as the case may be, the Indemnified Party shall promptly give written notice of the Claim to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a "THIRD PARTY CLAIM") or whether the Claim does not so arise (a "DIRECT CLAIM"), and shall also specify with reasonable particularity (to the extent that the information is available):

            (a)   the factual basis for the Claim; and

            (b)   the amount of the Claim, if known.

            If, through the fault of the Indemnified Party after having knowledge of the Claim, the Indemnifying Party does not receive notice of any Claim in time effectively to contest the determination of any liability susceptible of being contested, then the liability of the Indemnifying Party to the Indemnified Party under this Article shall be reduced by the amount of any losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

      5.5.  DIRECT CLAIMS.

            In the case of a Direct Claim, the Indemnifying Party shall have [**] from receipt of notice of the Claim within which to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or before the expiration of such [**] period (or any mutually agreed upon extension thereof to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

      5.6.  THIRD PARTY CLAIMS.

            In the case of a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defense of the Claim. If the Indemnifying Party elects to assume such control, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses incurred as a result of such participation or assumption. The Indemnified Party shall have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses). The Indemnified Party shall cooperate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defense and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim. If, having elected to assume control of the negotiation, settlement or defense of the Third Party Claim, the Indemnifying Party thereafter fails to conduct such negotiation, settlement or defense with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

      5.7.  SETTLEMENT OF THIRD PARTY CLAIMS.

            If the Indemnifying Party fails to assume control of the defense of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defense of any Third Party

            Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if it is determined that the final settlement or judgment is less favorable taken as a whole than the proposed settlement taken as a whole and any such consent to such proposed settlement.

      5.8.  INTEREST ON CLAIMS.

            The amount of any Claim submitted under Section 5.1 or Section 5.2 as damages or by way of indemnification shall bear interest from and including the date any Indemnified Party is required to make payment in respect thereof at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Claim by the Indemnifying Party is made, and the amount of such interest shall be deemed to be part of such Claim.

                                    ARTICLE 6

6.    GENERAL

      6.1.  PUBLIC NOTICES.

            All public notices to third parties and all other publicity concerning the matters contemplated by this Agreement shall be jointly planned and co-ordinated by the Parties and no Party shall act unilaterally in this regard without the prior approval of the other Parties, except where the Party making such notice is required to do so by law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, provided that such party will use reasonable efforts to notify the other Party in advance of such disclosure so as to permit the other Parties to seek a protective order or otherwise contest such disclosure.

      6.2.  EXPENSES.

            Each Party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement and all documents and instruments executed or delivered pursuant to this Agreement.

      6.3.  FURTHER ASSURANCES.

            The Parties shall do all such things and actions and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

      6.4.  ASSIGNMENT AND ENUREMENT.

            Neither this Agreement nor any benefits or duties accruing under this Agreement shall be assignable by any Party without the prior written consent of the other Party; provided that each of the Parties may assign this Agreement after the Time of Transfer to one of its Affiliates without the prior written consent of the other Party, provided that the assigning Party shall remain liable for, and shall not be released from, its obligations under this Agreement and any documents delivered pursuant to this Agreement. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

      6.5.  ENTIRE AGREEMENT

            This Agreement, together with any Schedules and Exhibits attached hereto and any documents delivered pursuant to this Agreement, constitutes the entire agreement between the Parties with respect to the matters herein and supersedes all prior agreements, understandings, negotiations, discussions representations, promises or statements, whether oral or written relating to the subject matter hereof. This Agreement shall not be amended, altered or qualified except by written agreement signed by all of the Parties.

      6.6.  WAIVER.

            Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party's right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

      6.7.  NOTICES.

            All payments and communications which may be or are required to be given by any party to any other Party, shall be in writing and (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by prepaid telecopier or other similar means of electronic communication to the Parties at their following respective addresses:

                  For Bell:

                  Bell Canada
                  483 Bay Street - 6N
                  Toronto, Ontario
                  MEG 2E1

                  Attention:  Vice President, IT Practices and Outsourcing
                  Telecopier:

                  with a copy to:

                  Bell Canada
                  483 Bay Street - 6N
                  Toronto, Ontario
                  MEG 2E1

                  Attention:  Vice President and General Counsel
                  Telecopier:

                  For Certen:

                  1000 De La Gauchetiere
                  Montreal, Quebec

                  Attention:  Chief Executive Officer
                  Telecopier:

            Any such notice so given shall be deemed conclusively to have been given and received when so personally delivered or delivered, by courier or on the day on which termination is confirmed if sent by telecopier or other electronic communication or on the fifth day following the sending thereof by mail. Any party may from time to time change its address hereinbefore set forth by notice to the other parties in accordance with this Section.

      6.8.  SEVERABILITY.

            Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or enforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provisions in any other jurisdiction.

      6.9.  EXECUTION BY FACSIMILE.

            The signature of any of the Parties hereto may be evidenced by a facsimile copy of this Agreement bearing such signature.

      6.10. COUNTERPARTS.

            This Agreement may be signed in one or more counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date set forth below.

      6.11. GOVERNING LAW.

            The construction, interpretation and performance of this Agreement and all transactions under it shall be governed by the laws of the Province of Ontario

            (without regard to its rules on conflicts of laws) and the laws of Canada applicable therein. For the purposes of and solely where court action is expressly permitted under this Agreement subject to
            Section 6.12 below, Certen, and Bell each submits to the exclusive jurisdiction of the courts of the Province of Ontario .

      6.12. DISPUTE RESOLUTION.

            The provisions of Section 18 (Dispute Resolution) of the Further Amended and Restated MOSA shall apply, mutatis mutandis, to any dispute, claim or controversy arising under this Agreement.

      6.13. CONSENT

            Where a provision of this Agreement requires an approval or consent by a Party to this Agreement and written notification of such approval or consent is not delivered within. the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

      6.14. LANGUAGE.

            The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only. Les Parties aux presentes confirment leur volonte que cette convention, de meme que tous les documents, y compels tous avis, decules et autorisations s'y rattachant, soient rediges en anglais seulement.

      6.15. TENDER OF DOCUMENTS AND PAYMENT OF MONEY.

            Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel and money shall be tendered by wire transfer or other method that provides immediately available funds.

      6.16. NON-MERGER.

            Each Party agrees that all provisions of this Agreement, other than the representations and warranties contained in Article 3 hereof (which shall be subject to the special arrangements provided in such Article) shall forever survive the execution, delivery and performance of this Agreement, Closing and the execution, delivery and performance of any and all documents delivered in connection with this Agreement.

                          - Signature Pages to follow -

      IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement on the date first above written.

                                          BELL CANADA

                                          Per:
                                               --------------------------------
                                                  Authorized Signing Officer



                                          CERTEN INC.

                                          Per:
                                               --------------------------------
                                                  Authorized Signing Officer

                                 SCHEDULE 2.1(A)

                LIST OF TRANSFERRED ASSETS (INCLUDING CONTRACTS)

                  To be attached prior to the Time of Transfer.

                                 SCHEDULE 2.1(B)

                              LIST OF SHARED ASSETS

                  To be attached prior to the Time of Transfer.

                                  SCHEDULE 2.6

                                LIST OF SUBLEASES

                                    LOCATION
                     [**]

                     [**]

                     [**]

                     [**]

                     [**]

                     [**]

                     [**]

                                 SCHEDULE 4.6(E)

ACTUARIAL METHODS, ACTUARIAL ASSUMPTIONS AND PROCESSES FOR SELECTING ASSUMPTIONS

Actuarial Cost Method

[**]

                                                                           FINAL

                        AMENDMENT TO TRANSITION AGREEMENT

            WHEREAS the parties hereto (the "PARTIES") have entered into a Transition Agreement dated as of May 28, 2003 (the "AGREEMENT");

            AND WHEREAS the Parties wish to hereby amend the Agreement;

            NOW THEREFORE in consideration of the mutual agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

1. Schedule 2.1(a) (List of Transferred Assets (including Contracts)) of the Agreement is hereby amended by deleting the Schedule 2.1(a) attached to the Agreement and replacing it with the attached form of Schedule 2.1(a) (List of Transferred Assets (including Contracts)).

2. Schedule 2.1(b) (List of Shared Assets) of the Agreement is hereby amended by deleting Schedule 2.6 attached to the Agreement and replacing it with the attached form of Schedule 2.1(b) (List of Shared Assets).

3. Schedule 2.6 (List of Subleases) of the Agreement is hereby amended by deleting Schedule 2.6 attached to the Agreement and replacing it with the attached form of Schedule 2.6 (List of Subleases).

4. Pursuant to Section 4.5(o) of the Agreement, the Parties acknowledge that Schedule 4.5(o) (List of Affected Employees and Contractors) was not attached to the Agreement and that a copy thereof had been delivered to each of the Parties. The Parties acknowledge and agree that (i) Schedule 4.5(o) (List of Affected Employees and Contractors) that was previously delivered to each of the Parties has been amended and the amended Schedule 4.5(o) is attached hereto; and
(ii) the original Schedule 4.5(o) is replaced by the amended form of Schedule 4.5(o) attached hereto.

5.          Certen and Bell acknowledge and agree that Certen and Bell [**].
Certen's [**]. At the request of Bell, in order to [**], Certen [**] by Bell, [**]. Bell shall [**] Certen [**] by Certen on [**] Without adding to or detracting from Bell's obligations under Section 4.4(1) of the Agreement, Bell covenants and agrees to [**]. Further, Bell covenants and agrees [**] Transition Agreement, [**] Certen [**] Certen's [**]. For greater certainty, [**].

6. The Parties agree that the Time of Transfer under the Transition Agreement shall be 11:59 p.m. on the day immediately preceding the date of the Share Purchase Closing (as defined in the Agreement).

7. Except to the extent amended hereby, the Parties confirm that all terms and conditions of the Agreement are and remain in full force and effect.

8. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

9. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

DATED as of this 1st day of July, 2003

                                    BELL CANADA

                                    By:
                                       ----------------------------------------
                                       Eugene Roman
                                       Group President - Systems and Technology

                                    CERTEN INC.

                                    By:
                                       ----------------------------------------
                                    Name:  Sal Iacono
                                    Title: President

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

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REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
     1  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
     2  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
     3  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
     4  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
     5  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]

                                     1 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
     6  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
     7  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
     8  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
     9  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]

                                     2 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    10  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    11  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    12  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]

                                     3 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    13  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    14  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    15  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    16  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    17  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    18  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]

                                     4 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    19  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    20  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    21  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    22  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    23  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    24  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]

                                     5 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    25  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    26  [**]     [**]                   [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    27  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    28  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    29  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    30  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    31  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]

                                     6 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    32  [**]     [**]       [**]        Closed  [**]   [**]                  [**]           [**]       [**]             [**]
    33  [**]     [**]       [**]        A       [**]   [**]   [**]           [**]           [**]       [**]             [**]
    34  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    35  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]

                                     7 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    36  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    37  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    38  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    39  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    40  [**]     [**]       [**]        [**]    [**]   [**]                  [**]           [**]       [**]             [**]
    41  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    42  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]

                                     8 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    43  [**]     [**]       [**]                [**]   [**]                  [**]           [**]       [**]             [**]
    44  [**]     [**]       [**]        [**]    [**]   [**]   [**]                          [**]       [**]             [**]
    45  [**]     [**]       [**]        [**]    [**]   [**]   [**]           [**]           [**]       [**]             [**]
    46  [**]     [**]       [**]                [**]   [**]                  [**]                      [**]
    47  [**]     [**]                           [**]   [**]                                            [**]
    48  [**]     [**]                           [**]   [**]                                            [**]
    49  [**]     [**]                           [**]   [**]   [**]                                     [**]
    50  [**]     [**]                           [**]   [**]                                            [**]
    51  [**]     [**]                           [**]   [**]                                            [**]
    52  [**]     [**]                           [**]   [**]                                            [**]
    53  [**]     [**]                           [**]   [**]   [**]                                     [**]
    54  [**]     [**]                           [**]   [**]   [**]                                     [**]
    55  [**]     [**]                           [**]   [**]   [**]                                     [**]

                                     9 of 10

Exhibit W - Audit Deficiencies (to be corrected after Amendment Affective Date)

-----------------------------------------------------------------------------------------------------------------------------------
REF #  BILLING  FINDING  ACTION PLAN  PRIORITY  RPT &  PRIME  OTHER CONT.  ORIGINAL    REVISED TARGET  STATUS  BENEFIT  WORK   ISSUE
       STREAM                                   REC.#                     TARGET DATE       DATE                       STREAM DOMAIN
-----------------------------------------------------------------------------------------------------------------------------------
    56  [**]     [**]                           [**]   [**]   [**]                                     [**]
    57  [**]     [**]                           [**]   [**]                                            [**]
    58  [**]     [**]                           [**]   [**]                                            [**]
    59  [**]     [**]                           [**]   [**]                                            [**]
    60  [**]     [**]                           [**]   [**]   [**]                                     [**]
[**]
    61  [**]     [**]                                  [**]                                                             [**]
    62  [**]     [**]                                  [**]                                                             [**]
    63  [**]     [**]                                  [**]                                                             [**]
    64  [**]     [**]                                                                                                   [**]
    65  [**]     [**]                                                                                                   [**]
    66  [**]     [**]                                  [**]                                                             [**]
    52  [**]     [**]
    53  [**]     [**]
    54  [**]     [**]
    55  [**]     [**]
    56  [**]     [**]
    57  [**]     [**]
    58  [**]     [**]
    59  [**]     [**]
    60  [**]     [**]

                                    10 of 10

Note: Amdocs, Inc. is not a party to the Bell Canada exhibits below. Pursuant to
Item 601 of Regulation S-K, such exhibits are not being filed herewith.

                                   EXHIBIT X1

                                      [**]

                                   EXHIBIT X2

                                      [**]

                                   EXHIBIT X3

                                      [**]